082-04721


ОАО
ЮТК
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

"ЮЖНАЯ ... БЩЕСТВО ... НАЯ КОМПАНИЯ"



06016437

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________

____

БИК ____________________

Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от 28.08.2006г. № 10.2-2/08-3803

на № ________ от ________

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SEC MAIL PROCESSING
RECEIVED
AUG 31 2006
WASH, D.C. 203 SECTION

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for ~~Public Joint-Stock Company~~ "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on material facts.

Please find 1 page enclosed.

Yours faithfully,

A. V. Andreev,
CEO
Southern Telecommunications Company

PROCESSED
SEP 05 2006
THOMSON
FINANCIAL

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*
1.9. Code (codes) of the material fact (facts)	*0600062A25082006, 0900062A25082006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
preference registered non-documentary type A shares

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.
2-03-00062-A; date of the state registration - 9 September 2003

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
General Shareholders' Meeting

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
June 27, 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.
June 27, 2006

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of 2005 dividend accrued under the Issuer's preferred shares is 30,520,706.95 rubles
Size of 2005 dividend accrued on the Issuer's one preferred share is 0. 031395 rubles

2.8. Form of income payment under the Issuer's securities (money, other property).
Money

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period.
2005 dividend under the Issuer's preferred shares should be paid prior to August 25, 2006

2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).
Total amount of 2005 dividend paid under the Issuer's preferred shares is 27,035 thousand rubles

2.11. The Issuer's obligation and its amount in money terms.


ОАО
юмк
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______

БИК ______

Кор. счет ______
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 28.08.2006г. № 10.2-2/08-3821

на № ______ от ______

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Quarterly report of the Issuer – Public Joint –Stock Company "Southern Telecommunications Company" - for the second quarter of 2006.
2. List of the Issuer's affiliated persons as of June 30, 2006.

Please find 338 pages enclosed.

Yours faithfully,

A. Andreev
General Director
"Southern Telecommunications Company" PJSC

СПИСОК АФФИЛИРОВАННЫХ ЛИЦ

Открытого акционерного общества «Южная телекоммуникационная компания»

Код эмитента: 0 0 0 6 2 – A

на 3 0 . 0 6 . 2 0 0 6

Место нахождения эмитента: г.Краснодар, ул.Карасунская, 66

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: http://www.stcompany.ru

Генеральный директор	А.В. Андреев
	(подпись) (И.О. Фамилия)
Дата “ 30 ” 06 20 06 г.	М.П.

LIST OF AFFILIATED PARTIES

Of Public Joint –Stock Company "Southern Telecommunications Company"

Issuer's code: | 0 | 0 | 0 | 6 | 2 | – | A |

As of | 3 | 0 | | 0 | 6 | | 2 | 0 | 0 | 6 |

Place of the Issuer's business: 66, Karasunskaya str., Krasnodar

The information contained in this list of affiliated parties shall be disclosed in compliance with the legislation of the Russian Federation on securities.

Web-page address: http://www.stcompany.ru

General Director	____________ (signature)	A.V. Andreev (Full name)
Date " 30 " 06 20 06	Official seal	

Issuer's codes	
TIN	*2308025192*
BSRN	*1022301172112*

I. The namelist of affiliate partied as of 30 06 2006

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1.	Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 16.06.2006	-	-
2.	Boris Dmitrievich Antonyuk	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
3.	Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
4.	Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
5.	Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
6.	Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
7.	Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
8.	Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
9.	Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of	27.06.2006	-	

			Directors (supervisory board) of the Joint – Stock Company			
10.	Ekaterina Alexandrovna Punina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
11.	Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
12.	Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint – Stock Company	27.06.2006	-	-
13.	Lyudmila Ivanovna Devyatkina	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
14.	Andrey Alexandrovich Litvinov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
15.	Dmitri Georgievich Lyakh	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
16.	Nikolay Vladimirovich Martynenko	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
17.	Vladislav Andreevich Statuev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
18.	Yevgeni Nikolaevich Poyarkov	Moscow, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
19.	Alexander Markovich Roitblat	Stavropol, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
20.	Tatyana Viktorovna Rusinova	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
21.	Valery Anatolievich Moskalev	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
22.	Denis Yurievich Kondrakov	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
23.	Lyudmila Nikolaevna Krasulya	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
24.	Irina Viktorovna Prokofieva	Krasnodar, Russia	The person is a member of the collegiate executive body of the Joint –Stock Company	22.07.2005	-	-
25.	Vladislav Vladimirovich Korobskoy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
26.	Yuri Nikolaevich Belov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.0003%	-
27.	Julia Aleksandrovna Kushavina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs	17.06.2005	-	-

			to.			
28.	Olga Yurievna Polulyakhova	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
29.	Natalia Petrovna Bizyaeva	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
30.	Vladimir Eduardovich Skoblikov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
31.	Kirill Borisovich Bekasov	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
32.	Galina Nikolaevna Sapelkina	Moscow, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	-	-
33.	Roman Alekseevich Zavyazkin	Stavropol, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.000008	-
34.	Ivan Valerievich Kim	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
35.	Irina Vladimirovna Lychak	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	-	-
36.	Nikolay Fedorovich Komov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	01.06.2005	0.00006	0.00007
37.	Mikhail Gennadyevich Kaminskiy	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
38.	Oksana Valerievna Dyban	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	-	-
39.	Vladimir Yaroslavovich Stasyuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	17.06.2005	0.00007	0.00009
40.	Vitaliy Ivanovich Dubchuk	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	-
41.	Igor Evghenievich Nefyodov	Krasnodar, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	27.06.2005	0.0001	0.0001

42.	Closed-type Joint –Stock Company "Insurance company “Kostars"	Room 33-08, 42/3, Leninski prospect, Moscow 117119	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
43.	Closed Joint –Stock Company "Joint-Stock Commercial Bank of communication and informatization development “Pochtobank”	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
44.	Closed Joint –Stock Company " Altel "	54 B, Lenin prospect, Barnaul 656099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
45.	Closed Joint –Stock Company "Yeniseitelecom "	102, Mira prospect, Krasnoyarsk-17 660017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
46.	Closed Joint –Stock Company "Nizhegorodskaya sotovaya svyaz”	Dom Svyazi, Gorky pl., Nizhni Novgorod 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
47.	Closed Joint –Stock Company "Novgorod Deitacom"	22, Industrialnaya St., Pankovka, Velikiy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
48.	Closed Joint –Stock Company "Altayskaya investment company “ALTINCOM”	96, Paparanintsev St., Barnaul 656049	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
49.	Closed Joint –Stock Company "Baikalvestcom"	68, 2-nd Zheleznodorozhnaya St., Irkutsk 664005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
50.	Closed Joint –Stock Company "Vladimir Teleservice"	20, Gorokhovaya St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
51.	Closed Joint –Stock Company "Mobile telecommunications "	55-2, Plushchikha St., Moscow 119121	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
52.	Closed Joint –Stock Company "Narodny Telefon Saratov "	40, Kiselyova St., Saratov 410600	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
53.	Closed Joint –Stock Company "Orenburg GSM "	11, Volodarskogo St., Orenburg 460000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
54.	Closed Joint-Stock Company "Ulyanovsk-GSM "	60, L. Tolstogo St., Ulyanovsk, 432 601	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
55.	Limited Liability Company "Permtelecom"	45, Podlesnaya St., Perm 614062	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

56.	Closed Joint-Stock Company "Tsifrovie telecomunikatsii "	20a, Gagarin St.,Cheboksary 428000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
57.	Closed Joint-Stock Company "AMT"	Office 235, 24, B. Morskaya str., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
58.	Limited Liability Company "Vlad Page"	42, Gorky St., Vladimir 600000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
59.	Limited Liability Company "Vladimirski taxofon"	32B, Stroiteley pr., Vladimir 600014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
60.	Limited Liability Company "Vyatkasvyazservice"	43/1, Drelevskogo St., Kirov, 610000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
61.	Limited Liability Company "MobilCom"	17, Mira St., Vladimir 600017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
62.	Limited Liability Company "Telecom-Stroy"	92, Parizhskoy Komuny St., Ivanovo 153017	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
63.	Limited Liability Company "Telecom-Terminal"	13, Lenin pr., Ivanovo 153000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
64.	Limited Liability Company Russian-American Joint Venture “Izhcom”	206, K.Marx St., Izhevsk 426057	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
65.	Open Joint-Stock Company "VolgaTelecom"	Dom svyazi, Gorky Square, Nizhni Novgorod 603 000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
66.	Open Joint-Stock Company "Giprosvyaz"	11, 3-d Khoroshevskaya St., Moscow 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
67.	Open Joint-Stock Company "NGTS-Page"	15/3, Vystavochnaya St., Novosibirsk-78	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
68.	Open Joint-Stock Company "Sibirtelecom"	5, Lenin St., Novosibirsk 630 099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
69.	Open Joint-Stock Company "Uralsvyazinform"	68, Lenin St., Perm 614096	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
70.	Open Joint-Stock Company "Dalsvyaz"	57, Svetlanskaya St.,	The person belongs to the group of parties,	1995	-	-

		Vladivostok 690600	which the Joint –Stock Company belongs to.			
71.	Open Joint-Stock Company "North-Western Telecom"	24, B.Morskaya St., St. Petersburg 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
72.	Open Joint-Stock Company "Central Telecommunications Company"	23, Proletarskaya St., Khimki, 141 400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
73.	Open Joint-Stock Company "Central Telegraph"	7, Tverskaya St., Moscow 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
74.	Open Joint-Stock Company "Rostelecom"	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
75.	Closed Joint-Stock Company "Teleport-Ivanovo"	90,Tashkentskaya St.,Ivanovo 153032	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
76.	Open Joint-Stock Company "Investment Communications Company"	55/2, Plyuschikha St., Moscow 119121	The party is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	1995	38.16%	-
77.	Closed Joint-Stock Company "Armavirski zavod svyazi"	1a, Urupskaya St., Armavir, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.03.1999	-	-
78.	Closed Joint-Stock Company "ZanElCom"	7-2, Novolesnaya Str., Moscow , Russia, 103055	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
79.	Closed Joint-Stock Company "Volgograd-GSM"	21, Kommunisticheskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.02%	-
80.	Open Joint-Stock Company "Healthcare center "Orbita"	Olginka, Tuapse district, Krasnodar Kray	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	18.12.2000	-	-
81.	Closed Joint-Stock Company	10/12 Oktyabrskoy	The Company is entitled to have at its	31.10.2002	-	-

	"Stavropolskaya sotovaya svyaz"	Revolyutsii Pr., Stavropol, 355035, Russia	disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party			
82.	Open Joint-Stock Company "Telekinokompania "IR"	2a, Osetinskaya gorka St., Vladikavkaz, RSO-A	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
83.	Closed Joint-Stock Company "TeleRoss-Volgograd "	1st floor, 88, Lenin St., Volgograd 400005	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
84.	Closed Joint-Stock Company "TeleRossKubanelectrosvyaz "	51, Gimnazicheskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.01.1995	-	-
85.	Closed Joint-Stock Company "Yugsvyazstroy "	110/1, Ayvazovskogo St., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	24.01.2001	-	-
86.	Limited Liability Company "Intmashservice"	8, Golubinskaya St., Volgograd	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.10.2002	-	-
87.	Limited Liability Company " Factorial-99 "	47, Bratski per., Rostov-on-Don 344082	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	0.00005%	-
88.	Limited Liability Company " Yug-Giprosvyaz "	67, Gagarin Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	15.01.2003	-	-
89.	Limited Liability Company " UTK-Finance"	66, Karasunskaya Str., Krasnodar	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized	25.03.2003	-	-

			capital of the party			
90.	Open Joint-Stock Company " Kuzminov Stavtelecom "	10/12, Oktyabrskoi revolyutsii pr., Stavropol, Stavropol Territory 355035	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
91.	Closed Joint-Stock Company "Telebarents"	37, Parkovaya St., Petrozavodsk, 185014	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
92.	Closed Joint-Stock Company " Tsentr vnedreniya spetsializirovannikh system"	161, Kirov St., Chelyabinsk, 454005	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
93.	Limited Liability Company "Informtech"	7, Sokhanya St., Yalta, Krym, Ukraine, 334200	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
94.	Limited Liability Company « Perm teleradiocompany "Ural Inform TV"	2, Krupskaya St., Perm, 614060	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
95.	Closed Joint-Stock Company «Region-setj»	12, Dobrolyubov St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
96.	Limited Liability Company «Artelecom-Service»	4, Priorova proezd, Arkhangelsk, 163071	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
97.	Limited Liability Company «Svyaz-Service-Irga»	21, Yesenin St., Ryazan, RF, 390046	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
98.	Closed Joint-Stock Company «TeleSvyazInform»	13, Bolshevistskaya St., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-
99.	Closed Joint-Stock Company «Centel»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
100.	Closed Joint-Stock Company «Otkritie kommunikatsii»	7, Tverskaya St., Moscow, 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
101.	Closed Joint-Stock Company «Incom»	Building 3, 27/26, Zubovskiy Bulvar, Moscow, 121021	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1993	-	-
102.	Closed Joint-Stock Company «Telecomcity»	5, Delegatskaya St., Moscow, 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
103.	Daughter enterprise Boarding house	15, Scherbak St., Yalta,	The person belongs to the group of parties,	1994	-	-

	“Malakhit”	Krym, Ukraine, 334200	which the Joint –Stock Company belongs to.			
104.	Limited Liability Company «SvyazProjectService»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
105.	Limited Liability Company «Giprosvyaz-Consulting»	11, 3rd Khoroshevskaya St., Moscow, 123298	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
106.	Closed Joint-Stock Company «TsentrTelecomService»	office 101, 23, Proletarskaya St., Khimki, Moscow region, 141400	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
107.	Closed Joint-Stock Company «Globalstar Kosmicheskie telecomunikatsii” (Globaltel)»	25/2, Dubovaya Roscha St., Moscow 127427	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
108.	Closed Joint-Stock Company «SteK GSM»	62, Sovetskiy pr., Kemerovo, 650099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-
109.	Closed Joint-Stock Company «RTC-Center”	5, Delegatskaya St., Moscow 103091	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
110.	Open Joint-Stock Company «Regional information networks»	86, Kirov St., Novosibirsk, 630102	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1994	-	-
111.	Closed Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-
112.	Limited Liability Company "Bona"	45, Troitskiy Pr., Arkhangelsk, 163061, Russia	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
113.	Open Joint-Stock Company "Tatincom-T"	90, Tashkentskaya St., Ivanovo, 153032, RF	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
114.	Limited Liability Company ChOP "Rostelecom-Bezopasnost"	2/2, Deguninskaya St., Moscow, 127486	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
115.	Closed Joint-Stock Company «Svyazinformkomplekt»	4a, Darvin St., Chelyabinsk, 454087	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
116.	Dagestan Open Joint –Stock Company of Telecommunications and informatics	1, Lenin Pr., Makhachkala, Dagestan Republic, 367 012	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
117.	Closed Joint-Stock Company «Vestelcom»	26, Suschovskiy val St., Moscow, 127018	The person belongs to the group of parties, which the Joint –Stock Company belongs	1992	-	-

			to.			
118.	Closed Joint-Stock Company «Moscow center of new technologies and telecommunications»	46, Arbat St., Moscow, 121002	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-
119.	Limited Liability Company «RSU-Telecom»	building 2/B, 18 Stachek Pr., Saint Petersburg, Russia, 198095	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
120.	Limited Liability Company «RPK "Svyazist"	village Petrovskoe, Priozerskiy district, Leningrad Region, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
121.	Closed Joint-Stock Company "FK-Svyaz"	14, Volgogradskiy Pr., Moscow, 109316	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
122.	Closed Joint-Stock Company IK «Svyaz»	60, Lenin St., Syvtyvkar, 167610	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
123.	Closed Joint-Stock Company «TV and radio broadcasting company "Foton"	30, Zheleznodorozhnaya St., Krasnodar, 350023	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
124.	Open Joint-Stock Company "Russia telecommunications network"	2/15, Maroseika St., Moscow, 101000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
125.	Closed Joint-Stock Company «Nizhegorodteleservice»	Dom Svyazi, Gorky Sq., Nizhny Novgorod, 603000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
126.	Closed Joint-Stock Company «Rostelegraph»	7, Tverskaya St., Moscow , 103375	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-
127.	Closed Joint-Stock Company "RusLeasingSvyaz"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
128.	Closed Joint-Stock Company "STARTCOM"	6, 2nd Spasonalivkovskiy per., Moscow , 117909	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
129.	Open Joint-Stock Company "Information commercial networks "OMRIKS"	10, Tereshkova St., Orenburg, 460018	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1991	-	-
130.	Closed Joint-Stock Company "Transsvyaz"	2a, Chaadaev St., Nizhny Novgorod, 603035	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-

131.	Open Joint-Stock Company "Mobiltelecom"	7, Sukhe-Bator St., Ulan-Ude, 670000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1996	-	-
132.	Closed Joint-Stock Company "Chita NET"	22, Chaikovskiy St., Chita, 672090	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1998	-	-
133.	Limited Liability Company "Parma Paging"	31, Kommunisticheskaya St., Syktyvkar, Komi Republic, Russian Federation	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1997	-	-
134.	Limited Liability Company TO "Accent"	68, Krasnoarmeiskaya St., Krasnodar. 350000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	2004	-	-
135.	Limited Liability Company "Tver Telecom"	24, Novotorzhskaya St., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
136.	Limited Liability Company "NWT-Finance"	office 422, 26, Bolshaya Morskaya St., Saint Petersburg, 191186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2004	-	-
137.	Limited Liability Company "Giprosvyaz-Sibir"	53, Gorky St., Novosibirsk, 630099	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2003	-	-
138.	Closed Joint-Stock Company "Telephone company - Ural"	48a, Druzhininskaya Str., Ekaterinburg, 620134	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
139.	Limited Liability Company "Giprosvyaz-North-West"	11a, Konstantinovskiy Prospect, Saint Petersburg, 197110	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
140.	Closed Joint-Stock Company "RTCOM"	54, Kommunisticheskaya Str., Saransk, 430000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
141.	Closed Joint-Stock Company "Association Kanal TV"	4, Vitebskaya Str., Chelyabinsk, 454126	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
142.	Limited Liability Company "Besprovodnie informatsionnie technologii "	220, Lenin Str., Yuzhno-Sakhalinsk	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
143.	Closed Joint-Stock Company "Integrator.ru "	57, Svetlanskaya Str., Vladivostok, 690950	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
144.	Open Joint-Stock Company "	Building 2, 55,	The person belongs to the group of parties,	2005	-	-

	Informatsionnie technologii svyazi" ("Svyazintek")	Plyuschikha Str., Moscow, 119121	which the Joint –Stock Company belongs to.			
145.	Limited Liability Company "Nizhegorodskiy Teleservice "	Dom Svyazi, Maxim Gorky Sq., Nizhniy Novgorod	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-
146.	Closed Joint-Stock Company "Sakhalinugol-Telecom"	32, Karl Marx Str., Yuzhno-Sakhalinsk, 693000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005		
147.	Limited Liability Company "ATS"	22a, Novotorzhskaya Str., Tver, 170000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2005	-	-

II. Changes in the list of affiliated persons occurred during the period

from 01.04.2006 **till** 30.06.2006

№	Change description	Date of the change	Date of making changes in the list of affiliated persons
1	Excluded from the list of affiliated persons:	20.02.2005	17.05.2006

Information about the affiliated person prior to the change:

Full registered name (name of non-profit organization) or full name of the affiliated person	Location of the legal person or address of the individual (to be indicated if the individual gives his consent)	Ground (grounds) owing to which the person is considered an affiliated person	Date on which the ground (-s) takes effect	The affiliated person's stockholding, %	Portion of the Joint – Stock Company's ordinary shares owned by the affiliated person, %
2	3	4	5	6	7
Limited Liability Company «RTC-Sibir»	246. Marx St., Krasnoyarsk, 660100	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2000	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

2	Name, Location address of the company, Date on which the ground takes effect have changed:	30.01.2006	17.05.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Vyatka Page"	1, Uralskaya St., Kirov	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Vyatkasvyazservice"	43/1, Drelevskogo St., Kirov, 610000	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

3	Name, Location address of the company, Date on which the ground takes effect have changed:	31.03.2006	17.05.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Closed Joint-Stock Company "AMT"	14, Sinopskaya nab., St.Petersburg	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1999	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company "AMT"	Office 235, 24, B. Morskaya str., St.Petersburg 191 186	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2001	-	-

4	The organizational and legal form of the company has changed due to wrong indication of information and the Date on which the ground takes effect:	31.03.2006	17.05.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Open Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	1995	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Closed Joint-Stock Company «Telecom of the Ryazan region»	36, Svobody St., Ryazan, 390006	The person belongs to the group of parties, which the Joint –Stock Company belongs to.	2002	-	-

5	Change of the ground and the date on which the ground takes effect::	16.06.2006	16.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is the Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company. The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	30.06.2005 03.03.2005 22.07.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is the Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

6	Included in the list of affiliated persons:	16.06.2006	16.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Alexander Vladimirovich Andreev	Kaliningrad, Russia	The affiliated person acts as the individual executive body of the Joint –Stock Company. The person is the Chairman of the collegiate executive body of the Joint –Stock Company.	16.06.2006 16.06.2006	0	0

7	Excluded from the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Georgy Alekseevich Romsky	Moscow, Russia	The person is the Vice-Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

8	Excluded from the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

9	Excluded from the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Mikhail Borisovich Vasilyev	Saint Petersburg, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

10	Excluded from the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Sergei Ivanovich Kuznetsov	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

11	Excluded from the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Eugheny Aleksandrovich Chechelnitsky	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
-	-	-	-	-	-

12	Included in the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Boris Dmitrievich Antonyuk	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

13	Included in the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Andrey Alexandrovich Vinkov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

14	Included in the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Yevgeny Petrovich Yenin	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

15	Included in the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Ekaterina Alexandrovna Punina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

16	Included in the list of affiliated persons:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
-	-	-	-	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Elena Petrovna Selvich	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

17	Change of the date on which the ground takes effect:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Valentina Fyodorovna Veremianina	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

18	Change of the date on which the ground takes effect:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Anatoly Anatolievich Gavrilenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

19	Change of the date on which the ground takes effect:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Elena Viktorovna Zabuzova	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

20	Change of the date on which the ground takes effect:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Denis Viktorovich Kulikov	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

21	Change of the ground and the date on which the ground takes effect:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7

Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Stanislav Nikolaevich Panchenko	Moscow, Russia	The person is the Chairman of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

22	Change of the date on which the ground takes effect:	27.06.2006	27.06.2006

Information about the affiliated person prior to the change:

2	3	4	5	6	7
Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	30.06.2005	-	-

Information about the affiliated person after the change:

2	3	4	5	6	7
Vladimir Pavlovich Yuriev	Moscow, Russia	The person is a member of the Board of Directors (supervisory board) of the Joint –Stock Company	27.06.2006	0	0

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Код эмитента: | 0 | 0 | 0 | 6 | 2 | - | А |

за II квартал 2006 года

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Наименование должности руководителя эмитента
Генеральный директор ОАО "ЮТК" _________ А.В. Андреев
(подпись) И. О. Фамилия

" 11 " августа 2006 г.

Наименование должности лица, осуществляющего функции главного бухгалтера эмитента:
Главный бухгалтер ОАО "ЮТК" _________ Т. В. Русинова
(подпись) И. О. Фамилия

" 11 " августа 2006 г.

Контактное лицо: *начальник отдела ценных бумаг и работы с акционерами*
Омельченко Юлия Константиновна

Телефон: *(861) 253-02-07*

Факс: *(861) 253-19-69*

Адрес электронной почты: *ocb@mail.stcompany.ru*

Адрес страницы в сети Интернет: *http://www.stcompany.ru/investor/openinfo*

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY
"SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:	0	0	0	6	2	-	A

For the 2nd quarter of 2006

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the given quarterly report shall be disclosed in accordance with the legislation of the Russian Federation on securities

General Director of "UTK" PJSC	______________ (signature)	A. V. Andreev Name, second name, surname
" 11 " August 2006		
Chief Accountant of "UTK" PJSC	______________ (signature)	T. V. Rusinova Name, second name, surname
" 11 " August 2006 Seal		

Contact person: *Julia Konstantinovna Omelchenko, Head of the section for securities and work with shareholders*

Phone: *(861) 253-02-07*

Fax: *(861) 253-19-69*

e-mail: *ocb@mail.stcompany.ru*

Internet web-site: *http://www.stcompany.ru/investor/openinfo*

CONTENTS

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's location address.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (861) 253-20-56
Fax: (861) 253-19-69
e-mail: operator@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru/investor/openinfo

5. Essential information about Issuer's outstanding securities.

Kind of securities	Category (type) of securities	Series of securities	Form of securities	Number of placed securities (units)	face value of one security (RUR)	Full name of securities
Shares	Ordinary	-	registered non-documentary	2, 960, 512, 964	0.33	registered non-documentary ordinary shares
Shares	Preference type A	-	registered non-documentary	972, 151, 838	0.33	registered non-documentary preference type A shares
Bonds	Interest-bearing	01	documentary pay-to-bearer	1, 500, 000	1, 000	series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	02	documentary pay-to-bearer	1, 500, 000	1, 000	series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	03	documentary pay-to-bearer	3, 500, 000	1, 000	series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.
Bonds	Interest-bearing	04	documentary pay-to-bearer	5,000,000	1,000	series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about the persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who have signed the quarterly report.

1.1. Persons forming the Issuer's governing bodies.

The Issuer's governing body	Name, surname	Year of birth
Personal membership of the Issuer's Board of Directors:	Stanislav Nikolaevich Panchenko (Chairman)	1945
	Boris Dmitrievich Antonyuk	1949
	Elena Petrovna Selvich	1968
	Valentina Fyodorovna Veremianina	1966
	Anatoly Anatolievich Gavrilenko	1972
	Elena Viktorovna Zabuzova	1950
	Denis Viktorovich Kulikov	1975
	Andrey Alexandrovich Vinkov	1977
	Yevgeny Petrovich Yenin	1958
	Ekaterina Alexandrovna Punina	1973
	Yuriev Vladimir Pavlovich	1946
Personal membership of the Issuer's collegiate executive body (Management Board).	Andreev Alexander Vladimirovich (Chairman)	1954
	Devyatkina Lyudmila Ivanovna	1955
	Kondrakov Denis Yurievich	1977
	Krasulya Lyudmila Nikolaevna	1956
	Litvinov Andrey Alexandrovich	1973
	Lyakh Dmitry Georgievich	1978
	Martynenko Nikolay Vladimirovich	1971
	Moskalev Valeriy Anatolievich	1962
	Poyarkov Yevgeni Nikolaevich	1943
	Prokofieva Irina Viktorovna	1968
	Roitblat Alexander Markovich	1947
	Rusinova Tatyana Viktorovna	1958
	Statuev Vladislav Andreevich	1956
The person acting as the Issuer's individual executive body (General Director):	Andreev Alexander Vladimirovich	1954

1.2. Information about the Issuer's bank accounts

Full registered name of the bank	Abbreviated name of the bank	Location	TIN	Account number	Type of account	BIC	Correspondent account
Krasnodar branch № 8619 of the South-western bank of the Joint-stock commercial bank, Savings Bank of the Russian Federation	Krasnodar OSB № 8619 of the South-western bank of the RF SB	65, Gimnazicheskaya Str., Krasnodar, 350000	7707083893	40702810930000100148 40702810330010120048 40702810530010120521 40702810430020102244 40702810930020102317 40702810630000100147 40702810030000100145 40702810330000100146 40702810430000100143 40702810530000100124 40702810830000100125 40702810130000100126 40702810430000100127 40702810730000100128 40702810130000100142	settlement	040349602	30101810100000000602
Inter-regional commercial bank for communications and informatics development (open Joint –Stock Company)	Krasnodar branch of OJSC AKB "Svyazbank"	383, Severnaya Str., Krasnodar, 350002	7710301140	40702810300340000012	settlement	040349796	30101810100000000796
Branch "Krasnodarskiy" of the Open joint-stock company "Alfa-bank"	Branch "Krasnodarskiy" of OJSC "Alfa-bank"	124/B, Krasnaya Str., Krasnodar, 350020	7728168971	40702810700160000770	settlement	040349570	30101810300000000570

1.3. Data on Issuer's Auditor (Auditors)

Full name: *"Ernst and Young" Company with Limited Liability*

Abbreviated name *"Ernst and Young" LLC*

Location: *building 1, 77, Sadovnicheskaya nab., Moscow, Russian Federation, 115035*

Tel: *(095) 755-97-00*

Fax: *(095) 755-97-01*

Data on Auditor's license:

No. of license for auditing: *E002138*

Date of issue: *30.09.2002*

Period: *till 30.09.2007*

Authority issuing the license: ***Ministry of Finance of the Russian Federation***

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) statements: *2005*

Factors that may have influence on independence of the auditor on the issuer including information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials) as well as measures that have been taken by the Issuer and the auditor to reduce the influence of the said factors:

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer: *none*

Granting loans and credits by the issuer to the auditor (auditor's officials):

no loans or credits have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.):

None

Immediate family members:

None

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Pursuant to the Law "On Audit" № 119-FZ of 07.08.2001 audit shall not be performed by:

1) *auditors being founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements;*
2) *auditors being immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);*
3) *auditing companies whose* executive officers and other officials are *founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements*;
4) *auditing companies whose* executive *officers and other officials are immediate family members of founders (shareholders) of audited persons, their executive officers, accountants or other persons responsible for accounting and making financial (accounting) statements (their parents, spouse, brothers, sisters, children as well as mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law);*
5) *auditing companies in relation to audited persons being their founders (participants), in relation to audited persons of whom these auditing companies are founders (participants), in*

relation to affiliates, branches and representative offices of the indicated audited persons as well as in relation to the companies having the same founders (participants);

6) *auditing companies and auditors who provided services on accounting and making financial reports to natural and legal entities – in relation to such persons - until three years after provision of such services.*

Terms and size of compensation to be paid to auditing companies and individual auditors for performing audit (including mandatory one) and providing auxiliary services shall be determined in the Agreements on providing audit services and may not depend on the results of the audit.

Measures undertaken by the Issuer and the Auditor to reduce the effect of the specified factors: ***due to absence of factors which may influence the auditor's independence from the Issuer, the Issuer and the Auditor undertook no such measures. The main action undertaken by the Issuer for non-occurrence of the specified factors was inclusion of conditions of the Auditor's independence from the Issuer into the conditions of rendering audit services.***

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial statements.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

On March 3, 2005 the Board of Directors of the Issuer approved the Provisions on the procedure for holding a contest for selection of an auditing company for performing audit of accounting procedures and financial statements of "UTK" PJSC.

At the session of the Audit Committee of UTK's Board of Directors held on April 14, 2006 Ernst and Young LLC was proposed to be appointed the Auditor of "UTK" PJSC for 2006.

The auditor is to be approved by the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors.

Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the authorized capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should a proxy sign the request, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

No such work has been performed.

Procedure of determining the auditor's compensation:

Size of compensation to be paid to auditor shall be determined by the Issuer's Board of Directors.

Any postpones or outstanding payments for services provided by the auditor:

No postpones or outstanding payments for services provided by the auditor.

1.4. Data on the Issuer's Appraiser

No Appraiser in the reporting period.

1.5. Data on the Issuer's Consultants

No Financial Consultant in the reporting period

1.6. Data on Other Parties Who Have Signed the Quarterly Report

Only the officials of the Issuer have signed quarterly report for the accounting period

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Key financial highlights

Index	Calculation procedure	2Q 2006
Net assets, RUR	According to the order established by the Ministry of Finance of the Russian Federation and the Federal commission for joint-stock companies	13,449,082,000
Borrowed funds to the capital and reserves ratio, %	(Long-term liabilities as at the end of the accounting period + Short-term liabilities as at the end of the accounting period) / Capital and reserves as at the end of the accounting period x 100	221.86
Short-term liabilities to the capital and reserves ratio, %	Short-term liabilities as at the end of the accounting period / Capital and reserves as at the end of the accounting period x 100	113.79
Coverage of debt service, %	(Net profit for the accounting period + depreciation charges for the accounting period) / (liabilities subject to repayment in the accounting period +Interest payable in the accounting period) *100	6.18
Overdue debt level	Overdue debt as at the end of the accounting period / (Long-term liabilities as at the end of the accounting period + Short-term liabilities as at the end of the accounting period) x 100	2.76
Turnover rate of accounts receivable, times	Revenue from sale of goods, products, works, services less value added tax, excises and similar taxes and obligatory payments / (accounts receivable as at the end of the accounting period – debts of participants (founders) under contributions in the charter capital as at the end of the accounting period	3.91
Portion of dividends in profits, %	(Ordinary dividend based on the results of the completed fiscal year) / (Net profit of the completed fiscal year – preferred dividend of the completed fiscal year) x 100	-
Labor productivity, RUR per employee	(Revenue) / (Average number of employees (workers) on payroll	235,323.96
Depreciation charges to revenues ratio, %	(Depreciation charges) / (Revenue) x 100	15.35

The above indexes were calculated by the method recommended by the Provisions №03-32/ps on information disclosure by the issuers of emissive securities approved by the Order of the RF FFMS № 05-5/pz-n of March 16, 2005.

Analysis of the Issuer's creditworthiness and credit risk level as well as its financial position based on economic analysis of the specified indexes' dynamics:

Net assets value is the basic parameter of a company's financial stability. In the analyzed period net assets value had an upward trend. In 2Q2006 net assets increased by 6.49 % over 2Q2005. As of June 30, 2006 net assets considerably exceeded the size of the authorized capital of the Issuer (by

10.36 times).

The next two indexes characterize a company's dependence from borrowings. The borrowed funds-to-capital and reserves ratio (financial dependence ratio) shows the borrowed funds amount per 1 ruble of the company's equity capital. In 2Q2006 the percentage of borrowed capital in the structure of Company's liabilities decreased by 12.3% over 2Q2005.

The index "overdue debt level" should tend to zero, showing that a company is "healthy" and able to repay its debts without significant delay. As of June 30, 2006 this parameter was 2.76%. Accounts receivable turnover rate shows increases and decreases in trade credit granted by a company. In 2Q2006 this indicator was 3.91 times.
Labor productivity is an the important indicator describing volume of products output per one employee. During the analyzed period labor productivity index had an upward trend due to improvements in employees' professional skills and introduction of new production technologies. 2Q2006 Labor productivity increased by 0.91% or by 2,099 rubles per employee over 2Q2005.

Depreciation to revenue ratio has been constantly growing in the reporting period due to great amount of PP&E put into operation.

2.2. The Issuer's Market Capitalization

Market capitalization of the Issuer for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years and on the expiry date of the last complete accounting period:

Date	Market capitalization, USD*	Rate of exchange**
31.12.2000	112,093,230*	28.1600
31.12.2001	79,637,115*	30.1400
31.12.2002	258,739,486*	31.7844
31.12.2003	347,793,753*	29.4545
31.12.2004	279,433,761*	27.7487
31.12.2005	509,571,835**	28.7900
30.06.2006	405,966,215*	27.0789

** - according to RTS stock exchange;*
*** according to MICEX stock exchange .*

The Issuer's market capitalization shall be calculated as the product of the number of shares of a corresponding category (type) multiplied by the market price of one share disclosed by the organizer of trade in the securities market. Market capitalization is calculated by the method for determining the Issuer's market capitalization recommended by the Provisions №05-5/pz-n on information disclosure by the issuers of emissive securities approved by FFMS of Russia.
Market price shall be calculated in accordance with RF FCSM Decree № 03-52/ps of 24.12.2003 taking into account requirements for organizers of trade set forth in FFMS Order № 04-1245/pz-n of 15.12.2004.

As at 31 December 2004 there was no data on market price of Issuer's ordinary and preference shares. Thus, the Issuer's market capitalization is calculated as a product of the number of shares of the corresponding category (type) and the weighted average price of one share of this category (type). The weighted average price of one share is calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange in the month preceding the expiry date of the last reporting quarter, or in the last month of each complete financial year for

which the Issuer's market capitalization is specified. If less than 10 transactions are concluded during the specified month, the average weighted price of one share shall be calculated on the basis of 10 largest transactions concluded at the trading session in the RTS Stock Exchange during the specified month and two preceding ones. If less than 10 transactions are concluded during the abovementioned three months, the average weighted price of one share shall not be calculated.

2.3. Issuer's Liabilities

2.3.1. Accounts payable

Description	**2Q 2006**
Accounts payable – total, RUR ths	27,211,965
Overdue accounts payable, RUR ths	804,260

Kind of overdue debts:

The outstanding debt to Vneshtorgbank under the agreements № 109-1-1-27 of 19.06.1996, № 56-1-1-27 of 21.03.1995, № 113-1-1-27 of 19.06.1996, № 223-1-1-27 of 10.07.1997, № 53-1-1-27 of 21.03.1995, № 207-1-1-27 of 10.07.1997, № 148-1-1-27 of 02.12.1996, № 66-1-1-27 of 21.03.1995, № 67-1-1-27 of 12.03.1995, № 225-1-1-27 of 10.07.1997, № 108-1-1-27 of 19.09.1996, № 143-1-1-27 of 02.12.1996.

Reason for non-execution of obligations: ***default of 1998***

Consequences that have already occurred or may occur in the future due to non-execution of its obligations:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 804,260 thousand rubles as of June 30, 2006.

Sanctions imposed on the Issuer: ***none***

Term (proposed term) of the overdue debts' repayment:

As of June 30, 2006 total amount of debts due to Vnesheconombank is reflected in the financial accounts as a portion of short-term debts. The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

Structure of the Issuer's payables as of June 30, 2006

Payables	**Period in which the debt is to be paid**	
	within 1 year	**More than one year**
Accounts payable to suppliers and contractors, RUR	2 481 550 109	2 482 228 366
Including overdue payables, RUR	0	x
Accounts payable to the Company's employees, RUR	227 935 111	0
Including overdue payables, RUR	0	x
Accounts payable to budget and government out-of-the-budget funds, RUR	330 336 177	78 504
Including overdue debts, RUR	0	x
Credits, RUR	3 533 236 246	3 340 441 556
Including overdue debts, RUR	804 260 000	x
Loans, total, RUR.	5 816 782 195	7 294 212 318

Payables	Period in which the debt is to be paid	
	within 1 year	More than one year
Including overdue payables, RUR	0	x
Including promissory notes, RUR	1 417 712 302,69	x
Including bonded debts, TOTAL	4 482 215 000	7 250 000 000
including		
series 01	1 562 025 000	0
series 02	1 561 275 000	0
series 03	85 715	3 500 000 000
series 04	1 273 200 000	3 750 000 000
Including overdue bonded debts, RUR	0	x
Other accounts payable, RUR	1 705 164 392	0
Including overdue payables, RUR	0	x
Total debt, RUR	**14 095 004 230**	**13 116 960 744**
Including overdue debts, RUR	804 260 000	x

Creditors, the debt to which is at least 10 per cent of the total debt:
Full and abbreviated registered names: Open Joint –Stock Company "RTC-LEASING" / OJSC "RTC-LEASING".
Location: building 2A, 42 Schepkina Str., Moscow, 129110
Accounts payable as of 30.06.2006: 4,018,861,019 rubles
Accounts payable overdue: none
This creditor is not the Issuer's affiliated person.

2.3.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan for the last 5 complete financial years, or for each complete fiscal year if the Issuer operates for less than 5 years, and effective on the expiry date of the accounting period, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 5 or more per cent of the value of net assets of the Company, as well as of other credit or/and any agreements of loan that the Issuer considers material:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
31.12.2001 – No such liabilities				
31.12.2002 – No such liabilities				
31.12.2003				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	None
31.12.2004				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1.500.000,000 rubles	19.12.2008	None
31.12.2005				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500.000,000 rubles	19.12.2008	none

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date	Any delay in execution of liabilities
30.06.2006				
Credit in rubles of the Russian Federation	Savings Bank of the Russian Federation	1,500,000,000 rubles	19.12.2008	none

Information on execution of the liabilities under each bond issue which total par value makes 5 and more percent of the balance sheet value of net assets of the Company as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue, and in case the bond placement is not completed or the state registration of the Report on the results of the bond issue is not effected for any other reasons, - as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.

Description of the bond issue	Date of the state registration of the Report on the results of the bond issue	Total par value of the bond issue, RUR ths	Balance sheet value of the net assets of the Issuer, RUR ths	Share of total par value of the bond issue in the balance sheet value of the net assets, %	Maturity date	Any delay in execution of obligations
series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	21.10.2003	1,500,000	25,387,823	5.91	Three years / 14.09.2006	None
series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	11.11.2004	3,500,000	40,724,263	8.59	Five years / 10.10.2009	None
series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.	12.01.2006	5,000,000	43,473,271	11.50	Four years / 09.12.2009	None

** - Balance sheet value of the net assets of the Issuer is recorded as of the date of the last complete quarter preceding the state registration of the Report on the results of the bond issue.*

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Description	2Q2006
Issuer's liabilities of security granted to third parties, total, RUR ths	0.00
Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of a pledge or surety, ths RUR.	2,690.00

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets: ***this type of security was not granted***

2.3.4. Other liabilities of the Issuer.

The Issuer's agreements including urgent transactions not reflected in the balance sheet that may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

Series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Series 02 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Series 03 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets, development of existing telecommunications facilities and acquisition of new ones, modernization of telecom equipment, increase of its digitization level and development of new telecom services.***

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

Series 04 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody:

Goals of the issue: ***diversification of the credit portfolio, bond issue is the most cost-effective way to attract borrowed funds.***

Areas of Using the Funds Received as a Result of placement the Issued Securities: ***it is planned that the funds obtained from placement of the Company's bonds will be used for debt optimization and smoothing of the peak payments under the Issuer's liabilities.***

The funds obtained from placement of the Company's 04-series bonds were used for optimization of

the debt structure and its partial repayment.

No funds were borrowed for financing a specific transaction (interrelated transactions) or any other operation.

The Issuer is not a state or municipal unitary company.

2.5. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

2.5.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. One of the major factors of uncertainty still remains a tariff reform, character and terms of which remain unclear.

Deterioration of the market position of the Company can be caused by the following factors:

- *decrease in demand for services by the business sector in case of possible change of world prices for energy resources and non-ferrous metals;*
- *general downfall of the production volumes and economic growth impairment;*
- *the ruble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;*
- *higher competition in the mobile communication sector by the largest mobile operators (OJSC "MTS", OJSC "MegaFon", OJSC "Vympelcom"). We consider this risk to be the most essential of sector risks in the long term;*
- *higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;*
- *economic risks typical for the Russian Federation in general, including predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.*

In case of unfavorable development of the situation in the region the Issuer plans to:

- *optimize its operating costs structure;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment program;*
- *change the structure of provided services in order to maximize the profit.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. The portion of imported equipment or its component parts is significant. So, change in prices for such equipment may affect the Issuer's business.

Generally, influence of sector risks on the Issuer's business is estimated as moderate. Due to the Company's consolidation, "UTK" PJSC has obtained an opportunity to use unified infrastructure and technical means of the South of Russia, that allows to provide customers with the broadest range of telecom services in the regional market, as well as to develop inter-regional communication networks in order to reduce the cost of services and to increase profitability.

Though sector risks are unlikely to occur, the specified risks may result in decrease of the Issuer's revenues that will have an adverse effect on its paying capacity and fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market). Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. In particular, within the framework of reform of pricing of telecom services, local tariffs are to be increased and cross-subsidy of local telephony at the expense of long-distance services is to be eliminated. Work on improvement of tariff policy is carried out by holding of Svyazinvest together with Ministry of information technologies and communications of the Russian Federation, Federal Service for Tariffs and Federal Communications Control service.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject to regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal service operator to be named in a bidding shall provide a universal communication service. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In this case, the operator may not deny the duties assigned thereto. The "universal service" mechanism is to be introduced in the Russian Federation in 2006.

Provision of a universal service implies provision of a minimum scope of telecommunication services in all communities. Article 57 of the Federal law "On Communications" defines the requirements for provision of universal services:

rendering universal services provided from payphones – it must not take more than one hour for a user of universal services to arrive at a payphone on foot; at least one payphone must be installed in each inhabited locality and it must ensure free access to emergency services.

rendering universal services of data transmission and Internet access provided from public access centers – at least one public Internet access center must be organized in each settlement having more than 500 inhabitants.

"UTK" PJSC took part in the biddings on provision of universal services in Rostov and Astrakhan regions, announced by the Ministry for information technologies and communication. According to the results of the biddings the Company won:

in bidding 47 on rendering universal services provided from payphones in the Astrakhan region;

in bidding 53 on rendering universal services provided from payphones in the Rostov region.

According to the decision of the Bidding Commission the Company concluded agreements with the Federal Communications Agency on rendering universal services provided from payphones with respect to 11 lots in the Rostov region and 2 lots in the Astrakhan region. Under the terms of the agreements "UTK" PJSC is obliged to start provision of universal services no later than six months after the date of signing the agreement (at least one payphone per each lot should be in service), all payphones under the agreement should be put into service no later than 12 months from the date of signing the agreement.

Federal Communications Agency plans to hold biddings on provision of universal services in other regions of UTK's licensed territory in the fourth quarter of 2006.

2.5.2. National and regional risks

Main factors of national risks are the following:

- *imperfection of the legislation regulating economic relations;*
- *inefficiency of judicial system;*

Economic situation in Russia may become worse in case of the following material changes: drastic changes of national currency exchange rate that may result in reduction of the number of industry and agricultural enterprises of all forms of ownership operating in the district, growth of unemployment, decrease in the solvent demand of population. Such succession of events would result in suspension of the Issuer's investment program, decrease in volume of telecommunications services provided by the Issuer in the territory of the Southern federal district, and slowdown of revenue base growth.

Results of the elections to the State Duma and the presidential elections in Russia held on March 14, 2004 allow to predict with confidence that economic, legal and other reforms in the country will be continued that will result in increase in political and economic stability. In connection therewith we can speak about the essential downtrend of national risks. Their effect on the Issuer's economic operations can be recognized immaterial in the intermediate- term prospect.

On December 15, 2005 international rating agency Standard & Poor's raised the long-term foreign currency credit rating of the Russian Federation from "BBB-" to "BBB" and the long-term local currency credit rating from "BBB" to "BBB+". Standard & Poor's also upgraded short-term senior credit rating of the Russian Federation from "A-3" to "A-2" and affirmed its "ruAAA" rating according to national scalee. The outlook is stable. Analytics consider, that the rating growth will not effect materially the Russia economy.

Regional risks should be estimated as more significant, than national ones due to the fact that the Issuer operates in the territory of Northern Caucasus, which is the most politically unstable region of Russia.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. There is a risk of armed conflicts in Northern Caucasian republics and, therefore, faulty operation of cellular operators, serving the territory, and increase in traffic volume passing through UTK's communication networks. In case of emergency all communication facilities will be under strong protection of security service of "UTK" PJSC and FGUP "Svyaz -Bezopasnost". However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations. However contradictions between the central and regional authorities can create uncertainties in the sphere of the Company's operations that may affect its long-term planning and costs of investments in Russia.

The territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

In case of any deterioration of the situation in the district, the Issuer will fulfill its obligations under securities at the expense of its operating profit and, if necessary, it will attract commercial bank credits for that purpose.

On the basis of the abovementioned facts we can make a conclusion about the moderate level of regional risks.

2.5.3. Financial risks

Risks associated with change of interest rates, exchange rate of foreign currencies (in connection with the Issuer's operations or hedging carried out to reduce adverse results of the above-stated risks):

The situation in the credit market is characterized by stable interest rates having an insignificant downtrend that allows to speak about the insignificant risks connected with change of interest rates.

Interest rates of commercial banks being reduced, the Issuer undertakes measures on change of conditions of the current credit contracts and agreements relating to reduction of cost of credits. Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

Influence of the change of the exchange rate on the financial condition of the Issuer (its liquidity, sources of financing, performance results) (currency risks):

A certain part of expenses and liabilities of the Issuer is nominated in US dollar and Euro (0.01% and 2.87 % respectively as of June 30, 2006). The risk remains that rate of growth of tariffs will lag behind rates of falling of a ruble exchange rate. In case of a decrease of the ruble exchange rate ahead of the increase of the rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of ruble of the Russian Federation in relation to US dollar and euro. Should a dollar exchange rate increase, the Issuer will replace obligations nominated in US dollar with ruble obligations.

During the last years the inflation rate in Russia has been decreasing. In 2002 the inflation rate was 15.1 %, in 2003 – 12 %, in 2004 – 11.6 %, in 2005 – 10.9%. The RF Ministry of Finance predicts that in 2006 the inflation rate will be the lowest in the newest history of Russia (8 – 9%).

From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates increasing to critical 25%, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.

Indicators of the financial reporting of the Issuer most subject to financial risks:

In the Issuer's opinion, main financial indicators of the Issuer - profit and cost price of services - are most subject to influence of the financial risks listed herein. Financial risks have a minimum effect on revenues. Probability of financial risks listed herein (sudden change of exchange rates, inflation, growth of interest rates) is estimated by the Issuer as low for the nearest years. Nevertheless, should such risks occur, cost price of services provided and reduction of profit are possible and it can be compensated by tariff growth and decrease in volume of borrowed funds.

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
Change of interest rates	Low	Change of interest rates may influence the Issuer's policy on debt management
Change of the exchange rate	Low	Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.
Inflation	Low	Inflation may result in increase of expenses of the Company (because of the increased prices of fixed assets,

Risks influencing the financial indicators of the Issuer	Probability of their occurrence	Changes in financial reports
		materials, works and services of outsider organizations)) and, as a consequence, in a drop in profits of the Issuer and, respectively, in the profitability of its business. Besides, growth of inflation will lead to an increase in the borrowed funds value for the Issuer, which may result in shortage of the Company's working capital.

2.5.4. Legal risks

"UTK" PJSC acts as a telecommunications operator; the Issuer does not export any products, works or services. In this connection we describe legal risks only for domestic market.

Risks of change of currency exchange regulations:

Risks connected to change of currency exchange regulation are minimal in the Issuer's opinion. Risks connected to the change of the currency exchange legislation are being reduced due to the current policy on liberalization of currency exchange regulation.

Risks of change of tax legislation:

1. Federal law No. 137-FZ "On Amending Some Legislative Acts of the Russian Federation and Declaring Some Provisions of the Legislative Acts of the Russian Federation Invalid Due to the Implementation of Measures Aimed at Modernization of Administrative Procedures for the Disputes Settlement" dated November 4, 2005 has become effective since January 1, 2006.
This Law
1) expands authority of tax bodies related to:
a) determination whether a taxpayer is guilty or not of tax violations; establishment of the circumstances significant for determination of liability for violations: mitigating and aggravating (Articles 108, 112 of the RF Tax Code);
b) out-of-court procedure for levying tax penalties from organizations and individual entrepreneurs (Article 103.1 of the RF Tax Code);
2) defines the procedure for levy of underpaid amounts on insurance payments, penalties and penalizing interest based on the decisions of regional bodies of the Russia Pension Fund including indisputable levy of penalties and underpaid amounts and penalizing interest (Article 25.1 of Federal Law N 167-FZ of 15.12.2001);
3) enables the Russia Pension Fund bodies to settle disputes with payers (Articles 25, 25.1 of Federal Law N 167-FZ of 15.12.2001);

2. Article 1 of Federal law № 139-FZ of 11.11.2003 "On making addition in the second part of the Tax code of the Russian Federation and making amendments and additions in Article 20 of the Law of the Russian Federation "On Tax structure in the Russian Federation", as well as on declaring invalid legal acts of the Russian Federation regarding taxes and dues" has become effective since January, 1 2004. Item 30 "Property Tax of organizations" has been added to chapter IX of the second part of the Tax Code of the Russian Federation.

3. Article 27 of the second Part of the Tax Code of the Russian Federation (purchase tax) has become ineffective since January 1, 2004 – Federal Law № 148-FZ of 27.11.2001.

4. Since Customs Code of the Russian Federation had come into force from January 1, 2004, corresponding amendments were introduced in Parts I and II of the Tax Code of the Russian Federation as well as into Federal Law № 120-FZ of 21.11.1996 "On Accounting (article 438 of Federal law № 61-FZ of 28.05.2003).

5. Pursuant to the Decree of the Government of the Russian Federation № 84 of 16.02.2004, amendments were introduced into the Rules of book-keeping of invoices, books of records of purchases and sales when calculating value-added tax, approved by the Decision of the Government of the Russian Federation № 914 of 02.12.2000.

In case of observance and correct application of norms of the above-stated legal acts the Issuer has no risks related to its activity.

Russian tax legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the tax legislation by the tax authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

Recent court decisions of various degrees of jurisdiction of the Russian Federation on privatization and taxation matters casting doubt on some law interpretations, that has been universally accepted until recently, increase risk of possible trials for many Russia companies, including the Issuer.

The Issuer's management believes that the corresponding provisions of the current law are interpreted by it correctly, and the position of the Company in respect to law observance is most likely to remain intact. At the same time it is highly probable that the current opinions of the Issuer's management in respect of some law interpretations and taxation mattes can be later on considered by the state fiscal bodies as not having sufficient ground. Financial (accounting) reports does not contain corrections which may be needed due to such uncertainties and opinions of the Issuer.

Risks associated with change of customs laws and duties:

New Customs Code of the Russian Federation has come into force from January 1, 2004 approved by Federal Law № 61-FZ of 28.05.2003.

Customs Code of the Russian Federation approved by Supreme Soviet of the Russian Federation № 5221-1 of 18.06.93 remains in force regarding items 6, 8 of Article 110, Articles 114, 116 as well as Article 119 (regarding customs duties), which will remain effective till January 1, 2006.

Normative legal acts of the State Customs Committee of Russia, issued with a view of realization of the new Customs code of the Russian Federation were listed in the letter of the State Customs Committee of the Russian Federation № 14-10/7236 of 27.02.2004 "On coming into force, including in I quarter of 2004, of normative legal acts of the State Customs Committee of Russia issued with a view of realization of the Customs code of the Russian Federation". It is also noted that prior to coming into force of normative legal acts of the State Customs Committee of Russia issued with a view of realization of new edition of the Customs code of the Russian Federation, normative and other legal acts of the State Customs Committee of Russia, issued before 31.12.2003 remain valid in the part not contradicting new edition of the Customs code of the Russian Federation.

Regulations of the Central Bank of the Russian Federation № 258-Á "On the procedure for providing to the authorized banks documents and materials confirming legality of currency transactions effected with non-residents under international contracts by residents, and the procedure of the control over currency transactions by the authorized banks " effective since June 1, 2004 are specified among the statutory acts that have come into force.

As the most part of acquired telecommunications equipment is imported or made of component parts of foreign manufacture, change of the customs Rules and customs duties can result in certain risks for the Issuer associated with rise in prices of acquired equipment.

Russian customs legislation is subject to varying interpretations and frequent changes. Recent events in the Russian Federation show that the interpretation of the customs legislation by the customs authorities can be very strict. As a result, tax authorities may challenge transactions and accounting principles, not claimed by them before, and the Company may be assessed additional taxes, penalties and interest which can be significant. Tax books remain open to review by the tax authorities for three years. Under certain conditions, even earlier periods may be audited.

New Customs code has reduced the risks associated with the procedures of customs registration and customs supervision. The new code is based on the provisions of the new edition of Kyoto treaty on simplification and harmonization of customs procedures; it eliminates contradictions and discrepancies of

the provisions of the previous Customs code with civil, tax and administrative legislations.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law "On Telecommunications" effective since January 1, 2004.

A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect these risks on the Issuer's business.

Risks of changes in judiciary practices on the matters relating to the Issuer's activity (including on licensing matters) which can have an adverse effect on its performance results as well as the results of the current litigations in which the Issuer is a participant:

Changes in court practices on the matters relating to the Issuer's activity are possible due to coming into force of the new law "On Telecommunications". Such changes in court practices are possible in favor of both the Issuer and its opponents. There is also a risk of occurrence of new kinds of litigations.

Changes in court practices on the matters relating to the Issuer's activity cannot affect essentially its performance results, as well as the results of the current lawsuits of the Issuer with the third parties as the current lawsuits have no adverse effect on the Issuer's core activity (volume of claims against the Issuer under the existing lawsuits is insignificant in proportion to its total turnover).

At present main legal risks are associated with uncertainties in legal regulation of separate kinds of services and conditions of economic activities in the telecommunications sector after coming into force since January 01, 2004 of Federal law № 126-FZ "On Telecommunications". More than 30 statutory acts regulating various operations in the sphere of rendering telecom services should be developed and accepted in connection with the new Law. But till now such statutory acts are under development stage, and the existing by-laws do not fully correspond to the requirements of the new law.

2.5.5. Risks connected to the Issuer's activity

Company-specific risks, including:

Risks related to the current litigations in which the Issuer is a participant:

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 28,200,871.31 EURO.

The parties agreed to settle the claim through amicable agreement which is now being prepared for signing. The hearing of the case has been postponed till October 16, 2006.

In 4Q2005 "UTK" PJSC registered a claim in the arbitration court contesting the decision of tax bodies, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. The hearing of the case has been postponed to September 13, 2006.

Similar tax claims were received by "Dalsvyaz" OJSC and "CenterTelecom" OJSC. Analysts believe that the problem belongs not to the Company but to the telecommunication sector and should be solved at the corresponding administrative level.

Risks concerning a possibility of prolongation of the Issuer licenses:

In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of "UTK" PJSC licenses expires at different times in the range of the years 2006 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. "UTK" PJSC has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve

higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks concerning a possibility of prolongation of the Issuer's licenses for use of objects having limited circulation (including natural resources):

At present such risks are considered as minimal.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

Total amount of liabilities of the Issuer for third parties' debts, including in the form of a pledge or a guarantee, makes 2,690 ths rubles as of June 30, 2006.

Risks related to liabilities of the Issuer for the debts of its subsidiaries are minimal, as the Issuer has no right to give obligatory instructions for subsidiaries (such right is not stipulated by the charters of subsidiaries or by the contracts with them).

Risks associated with possible loss of customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services):

There are no customers accounting for more than 10 percent of the Issuer's total revenue from sale of products (works, services). Therefore, there are no risks associated with possible loss of such customers.

Other risks:

Receivables from social organizations for tariff compensation of expenses connected with providing telecom services to privileged customers amounted to 483,112,248 ths rubles as of June 30, 2006.

Since January 1, 2005 Article 47 of Federal Law «On Telecommunications» №126-FZ has come into force. This Article changed the order of providing certain benefits to privileged customers when telecom operators rendered telecom services to such customers at reduced cost and then received tariff compensation from the state budget. The new order obliges privileged customers to pay in full for telecom services provided with the subsequent reimbursement of their expenses by the state budget of a corresponding level. The Issuer's management believes that monetization of benefits will allow the Company to reduce this type of receivables.

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's registered name

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

The registered name of the Issuer is not similar to the name of any other legal entity.

The registered name of the Issuer is not registered as a trademark or a service mark.

Information about the previous Issuer's full and abbreviated registered names and legal organizational forms, dates and grounds of the changes.

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name: ***PJSC "UTK"***

Date of change: ***28.06.2001***

Grounds for the change:

Resolution of the General Shareholders' Meeting of "Kubanelectrosvyaz" Open Joint –Stock Company of 30.05.2001 on making amendments in the Charter about renaming the Company into Public Joint –Stock Company "Southern Telecommunications Company"(registered by the Registration Chamber of Krasnodar №16048 of 28.06.2001).

Issuer's full registered name:

Open Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***06.06.1996***

Grounds for the change:

Bringing the Issuer's legal-organizational form to conformity with the Civil Code of the Russian Federation on the basis of the Minutes of the General Shareholders' Meeting of 22.05.1996 (The changes were registered by the Registration Chamber of Krasnodar № 2893 of 06.06.1996).

Issuer's full registered name:

Open-type Joint-Stock Company "Kubanelectrosvyaz"

Abbreviated name: ***"Kubanelectrosvyaz" OJSC***

Date of change: ***20.05.1994***

Grounds for the change:

Open-type joint-stock company "Kubanelectrosvyaz" was founded according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

3.1.2. Data on the State Registration of the Issuer:

Date of the Issuer's state registration: ***20.05.1994***

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): ***series A № 494***

State registration number: ***186-p***

Authority of state registration: ***Registration Chamber of Krasnodar***

Certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: ***02.08.2002***

Number of the certificate: ***series 23 № 003062350***

State registration number: ***1022301172112***

Name of registering authority: ***Interregional inspectorate on the largest taxpayers of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.***

3.1.3. History of Issuer's Foundation and Development

The Issuer has existed for 11 years and 10 month since the date of its state registration.

The Issuer has been established for an unlimited period.

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises,

voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities, which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

21.05.2002 "UTK" PJSC shares are included in the list of securities, which can be subjects of transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, № 16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

18.12.2002 "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

29.09.2003. The international rating agency "Standard & Poor's" raised corporate governance score (CGS) of "Southern Telecommunications Company" PJSC ("UTK" PJSC) to "CGS-5.6» from "CGS-5.2".

28.05.2004 Russian Institute of Directors and Expert RA Rating Agency consortium ("RID-Expert RA") assigned its "B++" national rating of corporate governance to "Southern Telecommunications Company" PJSC. The assigned rating confirms that "UTK" PJSC does not break the requirements of the Russian legislation in the sphere of corporate management and follows the main recommendations of the Code of corporate conduct by the FFMS.

22.11.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5+' to 'CGS-5'. The Russia national scale CGS on the Company was also lowered from 'CGS-5.6' to 'CGS-5.2'.

24.12.2004. Standard & Poor's Ratings Services lowered its corporate governance score (CGS) on the Company from 'CGS-5' to 'CGS-4'. The Russia national scale CGS on the Company was also

lowered from 'CGS-5.2' to 'CGS-4.4'.

31.01.2005 The rating agency «Expert RA» in cooperation with the Russian institute of directors confirmed its national scale B++ rating assigned to "UTK" PJSC.

24.08.2005 The rating agency «Expert RA» performed monitoring of the Company's corporate governance practices and confirmed its national scale B++ rating assigned to "UTK" PJSC on January 31,2005.

29.11.2005 The Krasnodar krai Government rewarded winners of the contest of 2004 annual reports among Kuban open joint-stock companies. 52 companies took part in the contest. "UTK" PJSC has become a winner in two nominations: « The best information disclosure» and «The best sector report »

01.12.2005 "UTK" PJSC was the first in the nominations "The Best information disclosure for investors " and "The Best information disclosure for customers " at VIII Annual competition of annual reports and corporate sites organized within the framework of the Federal Investment Forum in Moscow.

05.12.2005 Standard & Poors Governance Services raised its corporate governance score (CGS) on Southern Telecommunications Company to CGS-4+ from CGS-4. At the same time, Standard & Poors raised its Russia national scale CGS on the company toCGS-4.6 from CGS-4.4.

14.12.2005 Annual Report of "UTK" PJSC has become a winner in the nomination "Internet" at VII Contest "Best annual reports of Russian companies" organized by the rating agency «Expert RA». Annual reports were analyzed and estimated and short-lists were formed in strict accordance with methodology specially developed and approved by company "PricewaterhouseCoopers". 95 Russian companies took part in the contest. The decision was made by the commission of experts including representatives of state bodies and largest news agencies, directors of sock exchanges and investment banks as well as leading experts of consulting and design companies.

13.02.2006 Standard & Poors Governance Services downgraded its corporate governance score (CGS) on Southern Telecommunications Company from CGS-4+ to CGS-4 due to incomplete disclosure of information on details of tax claims brought against the Company. At the same time, Standard & Poors downgraded its Russia national scale CGS on the company from CGS-4.6 to CGS-4.4.

27.06.2006. Public Joint –Stock Company "Southern Telecommunications Company" held its annual General Shareholders' Meeting in the form of joint personal presence of shareholders.

The list of persons entitled to participate in the Annual General Shareholders' Meeting was made up on the basis of the register of shareholders as of May 11, 2006.

The agenda of the annual General Shareholders' Meeting:

- *Approval of annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2005 financial results.*
- *Approval of 2005 dividend size, its payment form, schedule and procedure under each category of shares.*
- *Election of the members to the Company's Board of Directors.*
- *Election of the members to the Company's Auditing Commission.*
- *Approval of the Company's Auditor for the year 2006.*
- *Determination of the size of annual remuneration to be paid to the members of the Board of Directors.*
- *Introduction of amendments and additions to the Company's Charter.*
- *Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting.*
- *Introduction of amendments and additions to the Company's Statute on the Board of Directors.*
- *Introduction of amendments and additions to the Company's Statute on the Management Board.*

- *Introduction of amendments and additions to the Company's Provisions on the Auditing Commission*

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- *integrating customers in common global infocommunication area;*
- *promoting mutual understanding between people, development of business and personality;*
- *creating conditions for professional promotion;*
- *participating in formation of high-performance economy of Russia.*

The licensed area of "UTK" PJSC covers 519.6 thousand sq. km. (3.5 % of territory of Russia) with population of 18.76 million people (12.92 % of the population of Russia). The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructure resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

3.1.4. Contact information

Seat of the Company: ***66, Karasunskaya Str., Krasnodar, 350000***
Phone: ***(861) 253-20-56***
Fax: ***(861) 253-25-30***
E-mail: *operator@mail.stcompany.ru*
URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: ***http://www.stcompany.ru/investor/openinfo***

Information about the special team of the Issuer (third person) working with the Issuer's shareholders and investors:
Securities Department:
Location: ***66, Karasunskaya Str., Krasnodar, 350000***
Phone: ***(861) 259-25-38, 253-02-07***
Fax: ***(861) 253-19-69***
E-mail: ***y.omelchenko@mail.stcompany.ru, ocb@mail.stcompany.ru***
URL of the page in Internet: ***http://www.stcompany.ru/investor/openinfo***

3.1.5. Taxpayer Identification Number

TIN of the Issuer: 2308025192

3.1.6. Issuer's branches and representative offices

The following changes took place during the reporting period:

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***

Head: ***Kornyakov Arslan Bataevich***
Established: *8.01.2002*
Power of Attorney is valid till: *December 31, 2006*

3.2. Basic Business Activities of the Issuer

3.2.1 Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20 64.20.11 64.20.12 64.20.2 64.20.21
64.20.22 64.20.3 74.83 92.20 22.22
22.15 45.31 45.21.4 45.21.3 51.70
51.65.5 52.48.15 52.48.39 55.23.2 55.51
85.11.2

3.2.2 Basic Economic Activities of the Issuer

Basic Economic Activities of the Issuer

Provision of telecommunications services.

Share of Telecom Services revenues in total revenue of the Issuer:

Description	2Q2006
Revenue from domestic and international long-distance telephony:	
Volume of long-distance services revenue, ths RUR	485,884.4
Share in total revenue structure, %	11.4
Revenues from local telephony	
Volume of local services revenue, ths RUR	2,116,580.6
Share in total revenue structure, %	49.7

Changes of the Issuer's revenue from basic economic activity by more than 10% as compared to the previous quarter under report and reasons for such changes:

No such changes in the reporting quarter.

Geographic areas accounting for more than 10 percent of revenues	2Q2006	
	% of revenue	% over 2Q2005
Volgograd region	*15.0*	*102.0*
Krasnodar kray	29.8	100.0
Rostov region	20.4	96.7
Stavropol kray	17.2	101.2

Growth rate of revenues from basic telecom services generated by these geographic areas slowed down for 6 months of 2006 compared to 6 months of 2005.

Seasonal nature of the Issuer's basic economic activity.

Basic economic activity of the issuer is not of cyclic or seasonal nature.

3.2.3. Basic Types of Products (Works, Services)

General structure of the Issuer's cost value:

Description	2Q2006
Revenue from domestic and international long-distance telephony:	
Volume of long-distance services revenue, ths RUR	485,884.4
Share in total revenue structure, %	11.4
Revenues from local telephony	
Volume of local services revenue, ths RUR	2,116,580.6
Share in total revenue structure, %	49.7

Description	2Q2006
Raw materials, %	6.9
Acquired componentry, semi-finished items, %	0.0
Jobs and services of production nature, performed by external organizations, %	7.9
Fuel, %	1.7
Electrical power, %	2.3
Expenses for wages, %	34.5
Interest on credits, %	0.0
Rental, %	1.7
Social expenses, %	8.6
Depreciation of fixed assets, %	21.0
Taxes included in products cost value, %	0.1
Other expenses (please, explain) , % *	15.2
Depreciation of intangible assets, %	0.0
remuneration for innovations, %	0.0
compulsory insurance payments, %	0.2
representation (entertainment) expenses, %	0.0
Other, %	15.0
Total: expenses for production and sales of products (cost value), %	100
Reference: Proceeds from sales, %	137.9

- *Other expenses include the following expenses items: transport charges, guard of communication facilities and the Company's offices, auditing and consulting services, information services, postal and traveling expenses, expenses for research and development works, payments to Gossvyaznadzor, expenses for personnel training and advertising expenses.*
- *Rental expenses include rental fees and leasing payments*
- *Compulsory insurance payments include money deducted for insurance against accidents and act liability (motor-car) insurance.*

New essential kinds of services offered by the Company in the market

Value-added services rendered by "UTK" PJSC include: VPN services on the basis of MPLS and other technologies; services of data transmission; Internet access services (hardwired IP-connection,

dial-up access, xDSL-based broadband access, wireless access on the basis of Wi-Fi technology); digital cable TV services (IPTV); services of multimedia and multi-service networks based on HFC, Ethernet to the home and other technologies; video telephony and video conferencing; intelligent services (on the basis of SCP-SSP); content services (including on the basis of Call-centers); Hosting and Co-location services, Triple-Play services.

Deployment of such kinds of products (works, services) in the reporting period:

2Q2006 revenues from value-added services increased by 27.2 % over 2Q2005 to RUR 435.7 million. Revenues from Internet services grew by 62%, from VPN (virtual private networks) services - by 52.2%, from intelligent services - by 44.5%. Revenues from Internet services and VPN services accounted for major part of revenues from value-added services representing 81% and 18%, respectively.
In 2Q2006 demand for Internet services was still growing in the region. According to 2Q2006 results, total number of Internet users in the Southern federal district reached 3.1 million users or 569,970 subscribers. In 2Q2006 number of SFD Internet subscribers using dedicated access lines increased by 38 % over 2005. Due to active development of new technologies and improvement of sales system, "Southern Telecommunications Company" PJSC occupies strong positions in the value-added regional market. According to 2Q2006 results, Internet market share of "UTK" PJSC has made 56.7%, including dedicated Internet access — 67.9%, dial-up Internet access — 55.3 %.

Internet services sales were supported by strong usage growth: Internet traffic for 2Q2006 increased by 1.7 times over 2Q2005 to 233.55 Tb, connection time via dial-up access to the Internet was up by 1.4 times to 736,780 ths minutes.

The basic priority of 2006 business - plan of the Company is rapid development of services on the basis of new technologies, ensuring universal and constant access to communications instruments. Such positioning will allow it to form stable associative relation between a customer, UTK's services and the Company. Formation of such associative relation will in its turn have a positive effect on enhancement of the Company's competitive power due to increase in the customers' loyalty to the Company.

The Company set the following priority tasks for 2006 in the most lucrative segments of the value-added regional market:

- *Internet dial-up access*

As regards Internet dial-up access in 2006 the Company will focus on rendering services on credit at market average tariffs. Thus the service will obtain additional unique competitive advantages and will allow to maintain market share both in terms of number of dial-up users and revenues from the service.

- *Broadband Internet access*

The Company continues active development and promotion to the market of broadband access technologies. The number of equipped XDSL ports increased to 61 thousand ports in 2Q2006. 2Q2006 revenues from xDSL-based Internet services made RUR 163.3 million, that is up 2.2 times over a year-ago. The expected volume of newly-connected xDSL subscribers being 32.4 thousand users (1.4 times more), the Company plans to increase total number of the equipped xDSL ports to 62.2 thousand ports by the end of 2006.

- *Building of virtual private networks (VPN)*

2Q2006 revenues from building of corporate networks based on VPN technology increased by 1.5 times to RUR 78.211 mln. The Company plans to put 1.74 ths VPN ports into service in 2006 (a 20%-gain over 2005) due to growing demand of customers for reliable corporate networks.

- *Intelligent services (ISS)*

In 2005 ALDTEs of some branches were equipped with SSP/IP intelligent functions making it possible to put into service a uniform service card under the brand "CARD NUMBER ONE". The Company plans to issue 890 thousand cards. The new card is being introduced on the basis of the well-balanced business strategy allowing it to gradually replace local cards.

- *Cable (CTV) and digital (IP-TV) TV.*

In November 2004 UTK's branch "Kubanelectrosvyaz" launched the project on provision of IP-TV services designed for connection of 33 TV channels on the basis of Krasnodar multimedia and multi-service network (first stage). The formed content kernel allowed to distribute the given package among ADSL2 +-based broadband access users. In addition, the Company plans to offer the following MMS services to the connected subscribers in Krasnodar: IP telephony, video upon demand, virtual cinema hall. According to 2Q2006 results total number of IP-TV users in the branch "Kubanelectrosvyaz" reached 3,109 subscribers, including 2,208 customers using ETTH technology and 801 customers using ADSL2 + technology.

At present the Company undertakes measures on expansion of IR-TV coverage area in the territories of the Stavropol kray, the Rostov region and the Kabardino – Balkarian Republic.

In 2Q2006 subscriber base of HFC-based cable TV networks in several new micro-districts of the cities of Volgograd, Volzhskiy and Zhirnovsk situated in the Volgograd region (the branch "Volgogradelectrosvyaz") reached 91,744 users.

Accounting standards (rules)

Tax Code of the Russian Federation, Part II, Chapter 25 – "Income tax for enterprises and organizations".

Accounting standards "Revenue of enterprises" PBU 9/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 32n amended and restated on 30 December 1999 and 30 March 2001.

Accounting rules "Expenses of enterprises" PBU 10/99 approved by the Order of the Ministry of Finance of the Russian Federation of 6 May 1999 No 3n amended and restated on 30 December 1999 and 30 March 2001.

3.2.4. Raw materials and the Issuer's suppliers

Due to specific character of the Issuer's core activity – rendering telecom services - raw materials are not used.

The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned.

Suppliers accounting for 10% and more of all inventory holdings supplies:

Supplier	Location	Share in total volume of supplies in 2Q2006, %
LLC «General DataComm»	*Saint-Petersburg*	*56.27*
LLC «Electrokabel»	*Krasnodar*	*25.61*

Changes in prices of main materials by more than 10% in 2Q2006 versus 2Q2005:

In 2Q2006 prices of cables increased by 50 % over 2Q2005.

The Issuer does not expect any difficulties in accessibility of the specified material assets sources in the nearest future.

Possible alternative sources:

Attraction of other suppliers of material assets on a competitive basis.

3.2.5. Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Possible adverse factors that may affect the sales of the Issuer's products are:

- ***rapid development of cellular services; their share in 2006 total volume of regional revenues of telecommunications sector (according to the preliminary results) are estimated at 56.7%.***
- ***keen competition among Internet providers.***
- ***expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness.***

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

3.2.6. Data on Availability of the Issuer's Licenses:

Data on the Issuer's licenses excluding licenses for provisions of communication services (see clause 3.2.10 hereof).

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
1	GS-3-23-02-21-0-2308025192-001423-4	12.04.2002	12.04.2007	State Committee of the Russian Federation for Construction and Housing and Communal Services	Design of buildings and facilities of the I or II levels of responsibility according to national standard	Russian Federation	positive
2	397	14.02.2003	14.02.2008	Administration of State Security Service of the Russian Federation in the Krasnodar Territory	Execution of works using information being a State secret	-	positive
3	LF/07 - 4703	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on distribution of cryptographic hardware	-	positive
4	LF/ 07- 4704	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the Russian Federation	Activities on technical maintenance of cryptographic hardware	-	positive
5	LF/ 07- 4705	25.06.2003	25.06.2008	Federal Agency on Governmental Communication and Information under the President of the	Providing cryptographic services	-	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Russian Federation			
6	1148M	19.04.2004	14.09.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	Measures and services on state secret protection	-	positive
7	08/05	12.01.2005	12.01.2008	Department of Education and Science of the Krasnodar kray government	Educational activities according to educational programs specified in the Annexes to the license	-	positive
8	EV-30-000291	08.06.2005	08.06.2010	Federal Service for Environmental, Technological and Nuclear Supervision	maintenance of dangerous (explosive) industrial objects	-	positive
9	467	08.01.2004	08.01.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	-	positive
10	1/03657	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on fire prevention and extinguishing	Russian Federation	positive
11	2/06398	24.02.2004	24.02.2009	Central administrative board of the State fire-prevention service	Activities on installation, repair and maintenance of fire-extinguishing means in buildings and constructions	Russian Federation	positive
12	397/8	29.08.2003	29.08.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Stavropol kray	positive
13	467/2	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Stavropol kray	positive
14	1148/8M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
15	467/6	02.12.2003	02.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Severnaya Osetia - Alania Republic	positive
16	397/3	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Severnaya Osetia - Alania Republic	positive
17	30004357	03.02.2003	02.02.2008	Ministry of Energy of the Russian Federation	Activities on storage of oil, gas and their processed products	Severnaya Osetia - Alania Republic	positive
18	408	11.12.2003	11.12.2008	The Board of the Federal Security Service (FSB) of	Execution of works using information being a State secret	Krasnodar kray	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Russia for Krasnodar krai			
19	467/7	15.04.2004	15.04.2009	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Krasnodar kray	positive
20	467/4	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Adygeia Republic	positive
21	397/7	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Adygeia Republic	positive
22	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
23	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive
24	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Adygeia Republic	positive
25	1148/9M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Stavropol kray	positive
26	60027009	10.08.2004	09.08.2009	Ministry of Energy of the Russian Federation	Activities on operation of heat networks		positive
27	416	27.06.2003	27.06.2008	Public Health Department of the Krasnodar kray Government	Medical activities according to the appendix	Volgograd: ul. Mira, 9, ul. Mira,16, ul. Sovetskaya, 47/1; Kamyshin of the Volgograd region, ul. Oktyabrskaya, 60	positive
28	397/1	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Karachaevo-Cherkessian Republic	positive
29	1148/6M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Karachaevo-Cherkessian Republic	positive
30	1148/4M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				Center of the FSS of Russia		Republic	
31	397/2	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kabardino-Balkarian Republic	positive
32	467/3	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kalmykia Republic	positive
33	1148/5M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Kalmykia Republic	positive
34	397/4	21.02.2003	21.02.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Kalmykia Republic	positive
35	557	29.10.2003	29.10.2008	The Board of the Federal Security Service (FSB) of Russia for Rostov region	Execution of works using information being a State secret	Rostov region	positive
36	1148/7M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Rostov region	positive
37	1148/3M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Volgograd region	positive
38	467/5	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Volgograd region	positive
39	397/5	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Volgograd region	positive
40	1148/2M	19.04.2004	14.02.2008	Licensing, Certification, and State Secret Protection Center of the FSS of Russia	measures and/or services of state secrets protection	Astrakhan region	positive
41	397/6	30.05.2003	30.05.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Execution of works using information being a State secret	Astrakhan region	positive
42	467/1	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar	measures and/or services of state secrets protection	Astrakhan region	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				krai			
43	467/8	22.12.2003	22.12.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	measures and/or services of state secrets protection	Kabardino-Balkarian Republic	positive
44	GS-3-23-02-27-0-2308025192-011806-4	16.01.2006	12.04.2007	Federal Agency of the Russian Federation for Construction and Housing and Communal Services	Construction of buildings and facilities of the I and II levels of responsibility according to national standard	Russian Federation	positive
45	548/4 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Rostov region	positive
46	548/4 Р	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Rostov region	positive
47	548/4 Т	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Rostov region	positive
48	548/3 Т	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Kabardino-Balkarian Republic	positive
49	548/3 У	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Kabardino-Balkarian Republic	positive
50	548/3 Р	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Kabardino-Balkarian Republic	positive
51	548/2 Р	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Astrakhan region	positive
52	548/2 Т	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Astrakhan region	positive
53	548/2 У	28.03.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Providing cryptographic services	Astrakhan region	positive
54	548/5 У	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar	Providing cryptographic services	Adygeia Republic	positive

№	License number	Date of issue	Valid till	Licensing authority	Activity category	Licensed territory	The Issuer's forecast about the license extension probability
				krai			
55	548/5 T	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on technical maintenance of cryptographic hardware	Adygeia Republic	positive
56	548/5 P	20.04.2005	25.06.2008	The Board of the Federal Security Service (FSB) of Russia for Krasnodar krai	Activities on distribution of cryptographic hardware	Adygeia Republic	positive
57	002333-P	27.04.2006	27.04.2011	Federal Agency for Technical Control and Metrology	Production and repair of measurement instrumentation	Russian Federation	positive

3.2.7.The Issuer's joint activity

The Issuer's joint activity with other organizations:

The joint activity of "UTK" PJSC in the person of its branch "Electrosvyaz of Adygeia Republic" with "Vestelcom" CJSC.

Amount of investments: ***9,494 thousand rubles (during the period of joint activity)***

Purpose of investments: ***joining property and efforts for construction of Republican Telecommunications House in Maikop, combined digital AMTS/ATS, digital superimposed network, further joint commercial operation of this network.***

2Q2006 financial result from investments: ***430 ths rubles***

3.2.8.Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

3.2.9. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer is not involved in mining operations.

3.2.10. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

License: ***000641/000753***

Date of issue: ***01.11.1996***

Validity period: ***till 13.05.2007***

Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***

Kinds of telecom services: ***This license certifies the right to use a conformance mark of the certification system;***

The Certificate verifies that:

- The technical base of TV programs production of «The Thirty Seventh TV channel » of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting programs for local telecasting;

- The technical base of radio programs production of «Oktava radio channel» of Novocherkassk telecommunications center of UTK's branch "Rostovelectrosvyaz" is designed for creating and broadcasting monophonic sound programs with a nominal frequency range of 40... 15 000 Hz

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the starting date of the bond placement	182nd day from the starting date of the bond placement	On the 182nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3 Coupon

182nd day from the starting date of the bond placement	273rd day from the starting date of the bond placement	On the 273rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon:

273rd day from the starting date of the bond placement	364th day from the starting date of the bond placement	On the 364th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5 Coupon

364th day from the starting date of the bond placement	455th day from the starting date of the bond placement	On the 455th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6 Coupon

455th day from the starting date of the bond placement	546th day from the starting date of the bond placement	On the 546th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the sixth coupon income payment is the same as that of the first coupon income payment.			

7 Coupon

546th day from the starting date of the bond placement	637th day from the starting date of the bond placement	On the 637th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the seventh coupon income payment is the same as that of the first coupon income payment.			

8 Coupon

637th day from the starting date of the bond placement	728th day from the starting date of the bond placement	On the 728th day from the starting date of the bond	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day

		placement	before the date of the coupon income payment.
Procedure of the eighth coupon income payment is the same as that of the first coupon income payment.			

9 Coupon

728th day from the starting date of the bond placement	819th day from the starting date of the bond placement	On the 819th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the ninth coupon income payment is the same as that of the first coupon income payment.			

10 Coupon

819th day from the starting date of the bond placement	910th day from the starting date of the bond placement	On the 910th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the tenth coupon income payment is the same as that of the first coupon income payment.			

11 Coupon

910th day from the starting date of the bond placement	1,001st day from the starting date of the bond placement	On the 1,001st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the eleventh coupon income payment is the same as that of the first coupon income payment.			

12 Coupon

1,001st day from the starting date of the bond placement	1,092nd day from the starting date of the bond placement	On the 1,092nd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the twelfth coupon income payment is the same as that of the first coupon income payment.			

13 Coupon

1,092nd day from the starting date of the bond placement	1,183rd day from the starting date of the bond placement	On the 1,183rd day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the thirteenth coupon income payment is the same as that of the first coupon income payment.			

14 Coupon

1,183rd day from the starting date of the bond placement	1,274th day from the starting date of the bond placement	On the 1,274th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fourteenth coupon income payment is the same as that of the first coupon income payment.			

15 Coupon

1,274th day from the starting date of the bond placement	1,365th day from the starting date of the bond placement	On the 1,365th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the fifteenth coupon income payment is the same as that of the first coupon income payment.			

16 Coupon

1,365th day from the starting date of the bond placement	1,456th day from the starting date of the bond placement	On the 1,456th day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.
Procedure of the sixteenth coupon income payment is the same as that of the first coupon income payment.			

Kind of security: ***underwriting***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

1) Data on the person providing security for series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Closed joint-stock company " Management company " Baltic Financial Agency " (since 10.11.2003 – Private Joint –Stock Company "Management Company PSB).***

Abbreviated name: CJSC " ***Management company "BFA" (since 10.11.2003 – PJSC "MK PSB"***

Location***: 212, Moskovskiy pr., Saint Petersburg, 196066***

2) Data on the person providing security for series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 66, Karasunskaya Str., Krasnodar, 350000***

3) Data on the person providing security for series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 66, Karasunskaya Str., Krasnodar, 350000***

4) Data on the person providing security for series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Full registered name: ***Company with Limited Liability "UTK-Finance "***

Abbreviated name: ***"UTK-Finance " Ltd***

Location***: 66, Karasunskaya Str., Krasnodar, 350000***

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

1) Conditions of ensuring fulfillment of commitments under series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1,500,000,000 (one and a half billion) rubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- *A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;*
- *A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;*
- *The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);*
- *Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.*

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary, which keeps the bonds (hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal entities - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements

specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 362, 359***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15***

Net assets of the juridical person underwriting the Issuer's bond issue as at the end of the reporting quarter, RUR ths: ***3,305***

2) Conditions of ensuring fulfillment of commitments under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 1,500,000,000 (one billion five hundred million) rubles and the cumulative coupon income under Bonds.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 56.14 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 1.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 1,500,000 (one million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed 2,400,000,000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the date of providing security, RUR ths: ***12, 322, 700***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***- 3, 993***

Net assets of the legal entity underwriting the Issuer's bond issue as at the end of the reporting quarter, RUR ths: ***6,261***

3) Conditions of ensuring fulfillment of commitments under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Size of security (RUR): Total par value of the Bonds amounting to 3,500,000,000 (three billion five hundred million) rubles and the cumulative coupon income under Bonds.

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

By this Offer the Underwriter undertakes to assume liability before the buyers of the bonds (hereinafter referred to as – Owners of the bonds) under the Issuer's obligations to pay total par value of the Bond issue amounting to RUR 3.5 billion as well as cumulative coupon income under Bonds (hereinafter referred to as - Obligations) in the order set forth in the Decision on bond issue and the Prospectus of Bonds, aimed at due execution by Public Joint –Stock Company "UTK" (hereinafter referred to as - the Issuer) obligations under series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, total amount of 3,500,000 (three million five hundred thousand) bonds with face value of 1,000 (one thousand) rubles each (hereinafter referred to as – Bonds).

The Underwriter and the Issuer carry joint liability before Owners of Bonds under Obligations.

The size of commitments secured by the Underwriter cannot exceed total par value of the bond issue constituting 3,500,000,000 (Three billion five hundred million) rubles and cumulative coupon income under 3,500,000 (three million five hundred thousand) bonds. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The Underwriter shall execute the Obligations if all the following conditions are present at the same time:

- A Bond Owner or a person properly authorized by the Owner has submitted a Claim on execution of the corresponding Obligation to the Underwriter (hereinafter referred to as - the Claim);

- The Claim shall contain:

(a) Nature of Obligations that were not fulfilled by the Issuer before the Owner;

(b) The size of non-fulfilled Obligations of the Issuer before the Owner;

(c) The full registered name (First name, middle initial, last name - for the natural person) of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(d) The location of the Owner and the person, authorized to receive payments under Bonds (in case of appointment of such person);

(e) For the natural person - a series and number of the passport, date of issue and issuing body;

(f) Name of the country where the Owner is a tax resident;

(g) Number of Bonds owned by the Owner under which payments are to be made; and

(h) Essential elements of the bank account of the Owner or the person, authorized to receive payments under Obligations;

- The following documents should be enclosed to the Claim:

(a) A copy of an extract from the account of depot of the owner of Bonds certified by the Depositary recording the rights under Bonds with indication of the number of the Bonds belonging to the Owner, or other document confirming the rights of the Owner on the Bonds;

(b) duly executed according to the effective legislation of the Russian Federation documents confirming powers of the authorized person (in case of submission of the Claim by the authorized person of the owner of Bonds);

- The Claim shall be signed by the Owner or the person, authorized to receive payments under Obligations. If the Claim is submitted by the legal person, it should contain a seal of this legal person.

Claims can be submitted to the Underwriter during two years from the Maturity date of the Bond issue fixed in the Decision on bond issue and the Prospectus of Bonds.

The Underwriter shall make the corresponding payments on the account specified in the Claim not later than 30 (Thirty) days from the date of the receipt of the Claim.

Acquisition of Bonds means the acceptance of the Offer, namely, the conclusion of the contract of guarantee between the buyers of the Bonds and the Underwriter on the conditions stated above. The specified contract of guarantee is considered concluded from the moment of obtaining the property rights on Bonds by the first Owner, at that, the written form of the contract of guarantee is considered observed. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions, which exist at the moment of transferring such rights. Transfer of the rights arising from the specified contract of guarantee is declared invalid without transfer of the rights under the Bonds. The Offer is irrevocable.

Any dispute arising out of the given Offer and the contract of guarantee concluded by means of the acceptance of the Offer shall be settled by Arbitration court of Moscow or in the court of the general jurisdiction at the place of the sued party residence.

Terms of underwriting are regulated and subject to interpretation according to the legislation of the Russian Federation.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 872, 338***

Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***15.67***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

4) Conditions of ensuring fulfillment of commitments under series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Kind of security: ***underwriting.***

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- ***payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,***
- ***payment of coupon yield under the Bonds,***

Procedure of exercising by Bond owners their right on provided security:

Item 12.2 of the Decision on Bond Issue and item 9.1.2 of the Prospectus on the bond issue represent the offer of the Underwriter to conclude the contract of guarantee on the stated conditions (hereinafter referred to as - "Offer").

The Underwriter assumes responsibility for the Issuer's execution of its obligations determined in compliance with the Documents of the Issue regarding:

- ***payment of the face value of the Bonds (corresponding parts of their face value) to Bond owners,***
- ***payment of coupon yield under the Bonds,***

on the following conditions:

The extent to which the Company is answerable to the owners of Bonds covered by the guarantee in case of non-fulfillment and/or improper fulfillment by the Issuer of its obligations in respect of the Bonds shall be limited to a Limit Amount.

In case of Issuer's failure to fulfill and/or to duly fulfill the Issuer's Obligations, the Underwriter and the Issuer are jointly liable.

The Underwriter undertakes to fulfill the Issuer's Obligations for the Issuer where the Issuer has not fulfilled the Issuer's Obligations in the following cases:

- *The Issuer has failed to pay or to fully pay the respective part of the face value to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue;*
- *The Issuer has failed to pay or to fully pay the coupon yield under Bonds to Bond Owners in the amount, according to the procedure and within the time set forth in the Documents of the Issue.*

The Underwriter undertakes to fulfill the Issuer's Outstanding Obligations in the amount of the Outstanding Obligations and within the limits of the Limit Amount in compliance with the conditions of the Offer. The Underwriter on the basis of the Claims of Fulfilling the Obligations received from Bond Owners shall determine the volume of the Outstanding Obligations.

The Claim of Fulfilling the Obligations shall meet the following conditions:

- the Claim of Fulfilling the Obligations shall be presented to the Underwriter in writing in Russian and signed by the Bond Owner (or its authorized representatives);

- The following shall be indicated in the Claim of Fulfilling the Obligations:

- *full name of the Bonds Owner,*
- *TIN of the Bonds Owner,*
- *tax status of the Bonds Owner,*
- *place of residence (location) of the Bonds Owner,*
- *banking details for the Bonds Owner's money transfer,*
- *number of Bonds under which the Claim of Fulfilling the Obligations of the Owner is presented;*
- *Volume of Outstanding Obligations in respect of the Bonds Owner sending such a Claim of Fulfilling the Obligations.*

- It shall be indicated in the Claim of Fulfilling the Obligations that the Issuer has not fulfilled to the Bond Owner or has not fulfilled in full within the time established by the Documents of the Issue:

- *the obligations to pay a respective part of the face value;*
- *the obligations to pay the coupon yield;*

The Claim of Fulfilling the Obligations shall be presented to the Underwriter not later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owner sending such a Claim of Fulfilling the Obligations. The date of the Claim receiving by the Company shall be considered the date of the Claim presentation;

The Claim of Fulfilling the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to the Bonds stated in his Claim of Fulfilling the Obligations, as of the date of making up the list of Bond owners and/or nominal holders for the purpose of payment of coupon income yielded by Bonds or Bonds retirement, determined in compliance to the Documents of the Issue;

The Claim of Fulfilling the Obligations and documents enclosed thereto shall be sent to the Underwriter by registered mail, by messenger mail or express mail.

The Underwriter shall consider the Claim of Fulfilling the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Underwriter is entitled to express any objections against the Claim of Fulfilling the Obligations that could be presented by the Issuer and shall not lose the right of such objections even if the Issuer waives them and recognizes its debt. The Underwriter shall not consider Claim of Fulfilling the Obligations presented to the Company later than 90 (ninety) days from the respective due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Claim of Fulfilling the Obligations.

If the Underwriter takes the decision to satisfy the Claim of Fulfilling the Obligations, the Underwriter shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Claim of Fulfilling the Obligations shall effect money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's account,

the details of which are indicated in the Claim of Fulfilling the Obligations.

Limit Amount - the size of commitments secured by the Underwriter cannot exceed 1,500,000,000 (one billion five hundred million) rubles.
The Offer is irrevocable.
All and any disputes in connection with the Offer shall be referred to the Court of Arbitration of the Krasnodar Region or to the court of the general jurisdiction in compliance with the active law.

The Issuer's net assets as of the last reporting date prior to providing security, RUR ths: ***12, 628, 740***
Net assets of the juridical person underwriting the Issuer's bond issue as of the last reporting date prior to providing security, RUR ths: ***11,463***

Net assets of the juridical person underwriting the Issuer's bond issue as of the expiry date of the quarter under report, RUR ths: ***6,261***

8.6. Data on Organizations Registering Titles to Issuer's Securities

Registrar:

Full registered name: ***Open Joint –Stock Company "Objedinyonnaya Registratsionnaya Kompaniya"***

Abbreviated registered name ***OAO "ORK"***

Location: ***15a, Kalanchevskaya Str., Moscow, 107078***

License:

Number: ***10-000-1-00314***

Date of issue: ***30.03.2004***

Valid till: ***unlimited***

Authority issuing the license: ***Federal Commission for the Securities Market of the Russian Federation***

Date since which the Issuer's registered securities register is kept by the said registrar: ***13.12.2002***

Additional information: ***on 13th December 2005 reorganization of UTK's registrar – CJSC Registrator-Svyaz which had kept the register of UTK's shareholders since 01.07.2002 – was completed through affiliation with OJSC Obyedinyonnaya Registratsionnaya Kompaniya. All rights and obligations of CJSC Registrator-Svyaz have passed to OJSC ORK by universal succession.***

Depositary providing centralized custody of issuer's securities:

Full registered name: ***"National Depositary Center" Non-commercial partnership***

Abbreviated registered name: ***NDC***

Location: ***1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009***

License:

No. of license: ***177-03431-000100***

Date of issue: ***4.12.2000***

Period: ***unlimited***

Authority issuing the license: ***Federal Commission for Securities Market***

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 10.12.2003 № 173-FZ "On Currency Exchange Regulation and Control" (edition of Federal Laws of 29.06.2004 N 58-FZ, of 18.07.2005 N 90-FZ) ;

2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism" (edition of Federal Laws of 25.07.2002 N 112-FZ, of 30.10.2002 N 131-FZ, of

28.07.2004 N 88-FZ).

3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation"(edition of Federal Laws of 21.03.2002 N 31-FZ, of 25.07.2002 N 117-FZ, of 08.12.2003 N 169-FZ).

4.Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments" (edition of Decree of the Government of the Russian Federation of April 11, 2002 N 229).

5. *Federal Law of 25.02. 1999 №39 – FZ "On investment activity in the Russian Federation performed in the form of foreign capital investments" (edition of Federal Laws of 02.01.2000 № 22-FZ, of 22.08.2004 № 122-FZ.*
6. *International double taxation agreements of the Russian Federation.*

8.8. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income of legal entities under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividends	
Kind of the tax on income under securities	Tax on income	
Tax rates	9 %	15 %
Procedure and terms of tax payment	Dividends are subject to a tax deducted from the source of income payment and transferred to the federal budget by the fiscal agent within 10 days from the date of income payment.	The tax amount deducted from the foreign organizations is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals under the placed securities received in the form of dividends according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Foreign individuals – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Dividend	
Kind of the tax on income under securities	Income tax	
Tax rates	9 %	30 %
Procedure and terms of tax payment	Russian organization being a source of income of the taxpayer gained in the form of dividends (the tax agent) is obliged to deduct the tax amount from income of the taxpayer and transfer it to the corresponding budget. The tax amount is deducted directly from the taxpayer's income at its actual payment. The tax amount shall not exceed 50 percent of the payment sum. Tax agents are obliged to transfer the tax amounts not later than on the day of actual reception of available money resources for income payment in the bank, and also on the day of transfer of income sums from bank accounts of tax agents to accounts of the tax-payer or on his instruction - to bank accounts of the third parties	
Peculiarities of taxation of the given category of owners of securities	The total tax amount is determined from differences between the sum of the dividends to be distributed among shareholders-residents in the current tax period and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made. The tax amount to be deducted from taxable income of the taxpayer - recipient of dividends, is calculated on the basis of the total tax amount and share of each taxpayer in the total sum of dividends.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

Taxation of income of legal entities from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities

	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
Form of income under placed securities	Income from realization of securities	Income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation as well as income under the bond issue.
Kind of the tax on income under securities	Income tax	
Tax rates	24%, 6.5% of which are transferred to the federal budget and 17.5% - to the budgets of the RF regions. Under the Russia regional laws, the tax rate to be transferred to the budgets of the RF regions may be reduced for separate categories of taxpayers but to no less than 13.5%.	20 %
Procedure and terms of tax payment	The tax subject to payment after the expiry of tax period is paid not later than on March 28 of the year following the expired tax period. Quarterly advance payments are paid not later than 28 days from the expiry date of the corresponding accounting period. Monthly advance payments are paid not later than on the 28th day of each month of this accounting period. The taxpayers calculating monthly advance payments on the basis of actually received income should pay advance payments not later than on the 28th day of the month following the accounting period. According to the results of the accounting (tax) period amounts of the monthly advance payments paid during the accounting (tax) period, are taken into consideration at payment of advance payments on the results of the accounting period. Advance payments according to the results of the accounting period are taken into consideration at tax payment on results of the tax period.	The tax amount is calculated and deducted by the Russian organization which pays out income to the foreign organizations at each income payment and is transferred by the tax agent to the federal budget together with payment of the income either in currency of payment of this income or in currency of the Russian Federation at the official rate of the Central bank of the Russian Federation as at the date of tax payment.
Peculiarities of taxation of the given category of owners of securities		If prior to income payment a foreign company provides documentary evidence to the fiscal agent from which it receives dividends to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement, it can avoid

	Categories of owners of securities	
	Legal entities – tax residents of the Russian Federation	**Foreign legal entities – non-residents gaining income from the sources in the Russian Federation**
		paying income tax or reduce the tax rate.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 25 of Part 2 of the RF Tax Code "The taxation of companies" (amended and restated)	

Taxation of income of individuals from realization of the placed as well as interest under bonds of the Issuer according to the current legislation

	Categories of owners of securities	
	Individuals – tax residents of the Russian Federation	**Individuals – tax residents of the Russian Federation**
Form of income under placed securities	The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer and evidenced by documents.	
Kind of the tax on income under securities	Income tax	
Tax rates	13 %	30 %
Procedure and terms of tax payment	Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the taxpayer before the expiry of the respective tax period. If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share corresponding to the actual sum of paid money.	
Peculiarities of taxation of the given category of owners of securities	If after 01.01.2002 a taxpayer's expenses cannot be evidenced by documents, he or she is entitled to resort to a property tax deduction in the sum received from sale of securities, but not exceeding 125,000 rubles.	The rules of double taxation agreements. If a tax payer is entitled to avoid tax under a double tax agreement, to receive tax exemption or other benefits, he should provide documentary evidence to fiscal authorities to confirm that it is a tax resident of a state with which the Russian Federation has a double taxation agreement as well as the document on the received income and on tax payments outside the Russian Federation, verified by the tax authority of the corresponding foreign country. This confirmation can be presented both prior to tax payment or advance payments and within one year after the end of taxation period for which he intends to receive tax exemption or other benefits.
Legislative and statutory acts regulating the taxation of the specified income	Chapter 23 of Part 2 of the RF Tax Code "The taxation of individuals" (restated and amended)	

When presenting information on the given matter the Issuer was governed by the current tax legislation.

In case of coming into legal force of statutory acts of the tax legislation, other governmental decrees and orders of the state bodies materially changing the current legislation on taxation of

income under placed securities, which at present time are unknown and not-published, the Issuer does not bear the responsibility for consequences which cannot be predicted by it due to the above-stated circumstances.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Description	2002	2003	2004	2005
Stock category, type – for preferred shares	Ordinary shares	Ordinary shares	Ordinary shares	Ordinary shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	0.0812	0.0812	0.00934	0.01031
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	240,393,653	240,393,653	27,651,188.50	30,522,888.66
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005	Minutes № 17 of 27.06.2006
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.2003	Not later than 15.12.2004	Not later than 15.12.2005	Not later than 15.12.2006
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were) paid	One year	One year	One year	One year
Total amount of paid dividend, RUR	231,288,172.87	237,581,328.18	27,139,835.60	0
Reasons of non-payment of the stated dividends	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Due date for dividend payment has not come yet

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Description	2002	2003	2004	2005
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share, RUR	0.1607	0.11114	0.02847	0.031395
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category, RUR	156,224,800	108,044,955	27,677,167	30,520,706.95
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 14 of 25.06.2003	Minutes № 15 of 30.06.2004	Minutes № 16 of 30.06.2005	Minutes № 17 of 27.06.2006
Time fixed for payment of the stated dividend under the issuer's shares	Prior to 24.08.2003	Prior to 29.08.2004	Prior to 29.08.2005	Prior to 25.08.2006
Form and other terms of payment of the stated dividend under the issuer's shares	cash	cash	cash	cash
Period under report, for which the stated dividends under the issuer's shares are (were)	One year	One year	One year	One year

Description	2002	2003	2004	2005
paid				
Total amount of paid dividend, RUR	137,936,354.40	104,951,468.62	26,859,694.23	0
Reasons of non-payment of the stated dividends	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Wrong essential elements, shareholders' addresses have changed	Due date for dividend payment has not come yet

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A of 15.08.2002	4-02-00062-A of 15.08.2002	4-03-00062-A of 15.08.2002	4-04-00062-A of 15.08.2002
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500	500	3,566	6
Face value of each bond of the issue and total par value of the bond issue	500	500	2,500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500.50	502.50	366.31*	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250,250.00	251,250.00	1,306,250*	Not applicable
Time fixed for payment of income under the bond issue	from 01.10.2003 to 31.12.2003	from 01.10.2002 to 31.12.2002	From 10.05.2000 to – July 1 of the corresponding year	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Not earlier than on October 1, 2003 a bond owner sends an application for redemption to the Issuer. Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	At maturity a bond owner shall receive a face value of the bond less telephone installation fee as at the moment of installation.	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC, a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are retired.
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	from 31.10.2002 till the maturity date	The income is accrued as of 26.03.2003 and 26.03.2004. All accrued income shall be paid on the maturity date.
Total amount of income paid under all bonds	250,250.00	251,250.00	1,306,250*	In 2003 the face-value and

of the issue for each period under report, for which such income was paid				the income under the four bonds of the issue were redeemed by top priority installation of telephone.
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	**	**	**	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds. Each bond holder is entitled to installation of a telephone with top priority in time and place indicated in the bond within a period from 1996 till 1999	No other information

** At maturity a bond owner received a face value of the bond and the interest income on the bond less telephone installation fee as at the moment of installation.*

*** According to the terms of the bond redemption, the bond shall be repaid only if a bond owner submits an application for redemption and income payment.*

At maturity the Issuer sent notices to the bond owners who had not submitted applications for redemption, indicating the necessity to receive money under the bonds owned by them. Not all bond owners submitted applications for bond redemption to the Issuer.

According to Article 327 of the Civil code of the Russian Federation and Articles 87-88 of the RF legislation "On notary" obligations have been executed by placing money resources to the deposit account of the notary on the basis of the agreements with the notaries (Agreement № 148/2004 of 24.05.2004 and Agreement without number of 25.06.2004)

According to Article 87 of the legislation of the Russian Federation "On notary" a notary shall inform the creditor about the reception of money and pay the due amount at his/her request.

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**				
The state registration number of the bond issue and date of the state registration	4-05-00062-A of 15.08.2003				
Date of the state registration of the report on the results of the bond issue	21.10.2003				
Number of bonds of the issue	1,500,000				
Face value of each bond of the issue and total par value of the bond issue	1,000				
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)	Coupon income (5th coupon)
Amount of income to be paid under the bond issue per bond, RUR	71.01	71.00	71.00	71.00	71,00
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	106,515,000.00	106,500,000.00	106,500,000.00	106,500,000.00	106,500,000
Time fixed for payment of income under the bond issue	18.03.2004	16.09.2004	17.03.2005	15.09.2005	16.03.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	18.09.2003 – 18.03.2004 (182 days)	18.03.2004 – 16.09.2004 (182 days)	16.09.2004 – 17.03.2005 (182 days)	17.03.2005 – 15.09.2005 (182 days)	16.09.2005- 16.03.2006 (182 days)

Form and other terms of payment of the income under the bond issue	Payment of the Bond coupon income is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	532,500,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**			
The state registration number of the bond issue and date of the state registration	4-06-00062-A of 28.11.2003			
Date of the state registration of the report on the results of the bond issue	19.03.2004			
Number of bonds of the issue	1,500,000			
Face value of each bond of the issue and total par value of the bond issue	1,000			
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)	Coupon income (4th coupon)
Amount of income to be paid under the bond issue per bond, RUR	46.12	46.12	59.84	59.84
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	69,180,000.00	69,180,000.00	89,760,000.00	89,760,000.00
Time fixed for payment of income under the bond issue	11.08.2004	09.02.2005	10.08.2005	08.02.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	11.02.2004 – 11.08.2004 (182 days)	11.08.2004 – 09.02.2005 (182 days)	09.02.2005- 10.08.2005 (192 days)	11.08.2005.- .08.02.2006 (182 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond			

	Owners and/or Nominal Holders. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified: b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of bank in which the account is open; - The correspondent account of bank in which the account is open; - Bank identification code (BIK) of bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	317,880,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with *mandatory centralized custody***
The state registration number of the bond issue and date of the state registration	4-07-00062-A of 17.08.2004

Date of the state registration of the report on the results of the bond issue	11.11.2004		
Number of bonds of the issue	3,500,000		
Face value of each bond of the issue and total par value of the bond issue	1,000		
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)	Coupon income (3rd coupon)
Amount of income to be paid under the bond issue per bond, RUR	61.67	61.67	61.67
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	215,845,000.00	215,845,000.00	215,845,000.00
Time fixed for payment of income under the bond issue	07.04.2005	07.04.2005	08.04.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	06.10.2004 - 07.04.2005 (183 days)	07.04.2005 – 07.10.2005 (183 days)	07.10.2005 - 08.04.2006 (183 days)
Form and other terms of payment of the income under the bond issue	Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment. Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register. Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC. Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders. If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners: - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code; - essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner; - tax status of the Bond Owner. If a Bond Owner is a legal entity – non-resident: - personal identification number (IIN) – if any. If a Bond Owner is a natural person (individual): - kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card; - number of the certificate of the state retirement insurance of the Bond		

	Owner (if any); - Tax-payer's Identification number (TIN) of the Bond Owner (if any); - date, month and year of birth of the Bond Owner. Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds. If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder. If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner. Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data: a) A full name of the person, authorized to receive the coupon income sums under Bonds. b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds; c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds; d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely: - Number of the account; - The name of the bank in which the account is open; - The correspondent account of the bank in which the account is open; - Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open; e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds; f) The tax status of the person authorized to receive the sums of coupon income under Bonds. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts. Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account. As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners. If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	647,535, 000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

Type of securities (bonds), series, form and other identification characteristics of the bond issue	**series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody**	
The state registration number of the bond issue and date of the state registration	4-08-00062-A of 24.11.2005	
Date of the state registration of the report on the results of the bond issue	12.01.2006	
Number of bonds of the issue	5,000,000	
Face value of each bond of the issue and total par value of the bond issue	1,000	
Type of income paid under the bond issue (par value, coupon income, other)	Coupon income (1st coupon)	Coupon income (2nd coupon)
Amount of income to be paid under the bond issue per bond, RUR	26.18	26.18
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	130,900,000	130,900,000
Time fixed for payment of income under the bond issue	15.03.2006	14.06.2006
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	14.12.2005 - 15.03.2006 (91 days)	15.03.2006 - 14.06.2006 (91 days)
Form and other terms of payment of the income under the bond issue	Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds. It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value. If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person. - full name/first name, middle initial, last name the owner of Bonds; - number of the Bonds owned; - full name of the person, authorized to receive the redemption sums under Bonds; - location (or place of registration – for individuals) and postal address of the Bond Owner including postal code; - details of the bank account of the person, authorized to receive the sums of repayment under Bonds; - Tax-payer's Identification number (TIN) of the Bond Owner; - tax status of the Bond Owner. If a Bond Owner is a legal entity – non-resident: - personal identification number (IIN) – if any. If a Bond Owner is an individual: - kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card; - number of the certificate of the state retirement insurance of the Bond Owner (if any); - Tax-payer's Identification number (TIN) of the Bond Owner (if any); - date, month and year of birth of the Bond Owner. A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value. On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value.	

	which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details: a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds; c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz: - No. of the bank account; - name of the bank, with which the account is opened; - correspondent account of the bank, with which the account is opened; - location and mailing address of the bank; - bank identification code of the bank, with which the account is opened; e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds; f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.) Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment. Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts. On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners. If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	261,800,000.00
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	-
Other information on bond income specified at the Issuer's own discretion	No other information

8.10. Other information

Notes relating to bond issues of series K-1, K-2 and C-1 described in item 10.3.1:

According to the terms of bonds redemption, they should be repaid after submission of the application on payment of face value and income under bonds by a Bond Holder.
The term of bonds redemption having been expired, notices were sent to the Bond Holders, who had not submitted such applications, informing them about the necessity to receive money resources under bonds owned by them. Not all Bond Holders of "UTK" PJSC submitted applications for repayment of bonds.

According to item 327 of the Civil Code of the Russian Federation and items 87-88 of the Basis of the legislation of the Russian Federation «On notary» obligations have been fulfilled by transferring money resources on the deposit account of the notary according to the Agreements with the notary (Agreement № 148/2004 of 24.05.2004 and Agreement of 25.06.2004)

According to Article 87 of the Basis of the legislation of the Russian Federation «On notary » the notary informs a creditor about receipt of money and pays out due sums of money to him at his request.

ANNEX 1

CORPORATE GOVERNANCE CODE (SET OF RULES) OF "SOUTHERN TELECOMMUNICATIONS COMPANY" PJSC

Approved
by the Board of Directors of "UTK" PJSC
Minutes № 44 of 25 May 2004

Amended and restated by
the Board of Directors of "UTK" PJSC
Minutes № 36 of 25 May 2005

Corporate Governance Code
(Set of rules)

"Southern Telecommunications Company" PJSC

Krasnodar
2004

Introduction

Public Joint –Stock Company "Southern Telecommunications Company" (hereinafter referred to as the Company) is the principal fixed-line telecommunications provider for Russia's Southern Federal District. The Company renders the services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio broadcasting, paging, rent of channels and telematic services, Internet access and other telecom services.

Concentration of financial flows on the priority development trends will allow to realize projects of creating a unified information space of the region. For these purposes the Company gradually improves its corporate governance practice.

The policy of corporate governance perfection is aimed at the increase of the Company's capitalization, modernization of production basis, maintenance and strengthening its leadership positions in the Russia telecommunications market, break-through to a higher development level.

Information openness, intensive technical development in combination with efficient management are the criteria for defining the Company as a reliable business partner.
The mission of the Company is to provide Southern regions of Russia with full range of integrated telecom services of high quality thus raising living standards of the work collective and the whole society.

The purpose of the given Code adoption is to form and introduce into day-to-day activity the principles and rules of corporate conduct promoting the Company's successful development, expressed by long-term development outlooks of the Company, increase of its capitalization, observance of legitimate interests and rights of shareholders and formation of positive image of the company among shareholders, employees, customers of the Company and other interested persons.

Realizing this responsibility and the importance of good corporate governance for successful business and mutual understanding between all the persons concerned "UTK" PJSC undertakes to follow the principles hereunder and to make all reasonable efforts for their observation by the Company in its day-to-day activity.

The provisions of the given Code are based on the best international and national standards of corporate governance practices, in particular, on the internationally recognized corporate governance principles developed by the Organization for Economic Cooperation and Development (OECD) and Corporate Governance Code recommended by the Federal Commission for Securities Market of Russia.

Principles and rules set herein represent higher, in comparison with current legislation, level of management and control bodies functioning, business culture and observation of high ethical standards.

The Code must organize corporate identity of the largest company operating in vast territory and having many branches and subdivisions. Chairman of the Board of Directors, members of the Board of Directors, Management Board, Auditing Commission, General Director, the Company's Auditor and shareholders owning in the aggregate five and more percent of the Company's voting shares are entitled to make direct suggestions to the Board of Directors on changes or additions to the given Code.

The following persons concerned are also entitled to make suggestions to the Board of Directors on changes or additions to the given Code through the Board Corporate Governance Committee: shareholders owning in the aggregate not less than 2 per cent of voting shares of the Company, top-managers of the Company, management of the Company's branches.

The Company is guided by the following documents in its activity:

- The norms of the current legislation of the Russian Federation;
- The Company's Charter
- The given Corporate governance Code (Set of rules);

- Regulations on procedure for conducting General Shareholders' Meetings of "Southern Telecommunications Company" PJSC
- Provisions on the Board of Directors of the Company;
- Provisions on the Management Board of the Company;
- Provisions on the Auditing Commission of the Company;
- Provisions on the dividend policy of the Company;
- Provisions on the Corporate secretary and the Office of the Corporate secretary of the Company;
- Information rules of the Company.

1. Principles of Corporate Governance

1.1. Corporate governance in the Company is the system of principles and norms, based on the requirements of the current legislation and international standards, which helps to coordinate for the benefit of the Company the rights and legitimate interests of the shareholders, members of the Board of Directors, executive bodies, employees and other interested persons and is aimed at receiving maximum profit from company's operations.

1.2. The Company undertakes to perfect the corporate governance practices with due respect for the rights and lawful interests of all participants and improve the quality of a company's operations by means of, among other things, increasing the value of corporate assets, creating jobs and enhancing the financial stability and profitability of the company.

1.3. The Company undertakes to develop corporate governance practices providing for:

1.3.1. a real opportunity for shareholders to exercise their rights in relation to the Company in full;

1.3.2. equal treatment of shareholders owning an equal number of shares of the same type (category). All shareholders should have access to effective protection in the event of a violation of their rights;

1.3.3. the strategic management of the company's business by the board of directors, for effective control by the board over the executive bodies of the company, and for the accountability of the board of directors to shareholders;

1.3.4. the ability of the company's executive bodies to manage the day-to-day activities of the company reasonably, in good faith and solely in the interests of the company, and ensure that executive bodies report to the board of directors and shareholders;

1.3.5. timely disclosure of full and accurate information about the company, including information about its financial position, economic parameters, ownership and management structure, to enable shareholders and investors to make informed decisions;

1.3.6. taking into account the statutory rights of interested persons, including employees of the company, and encourage active cooperation between the company and interested persons with a view to increasing the assets of the company and the value of its shares and other securities, and to creating new jobs;

1.3.7. the efficient control over the financial and business operations of the company in order to protect the rights and legal interests of shareholders;

1.3.8. observation of all the norms of the current legislation;

1.3.9. introduction of ethical standards and rules into the Company operations.

2. General Shareholders Meeting

2.1. The corporate governance practice of the Company provides for the right of shareholders to receive detailed and reliable accounts of the policies pursued by the company from the board of directors and executive bodies. Holding of a General shareholders meeting provides the company with an opportunity to inform shareholders at least once a year of its activities, achievements and plans, and to involve them in making decisions on the most significant company matters.

2.2. The procedure of shareholders meeting, confirmed in the Company, provides equal attitude to all the shareholders and is not very expensive and complicated.

2.3. The procedure of preparing and holding a shareholders meeting is regulated by Articles of the Company and internal document of the Company – by "Regulations of shareholders meeting procedure of public corporation "Southern Telecommunication Company".

2.4. It is established by the internal documents of the Company, Articles of the Company and Regulations of shareholders meeting procedure of the Company, that the notification about holding a shareholders meeting is to contain enough information and to be done on term which permits shareholders to elaborate a viewpoint for every question of the agenda.

2.5. Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened on request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

2.6. The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

2.7. A notification about holding a shareholders meeting is to contain the following:

- full trade name of the Company and the whereabouts of the Company;
- the form of a shareholders meeting (meeting or absentee voting)
- date, place, time of holding a shareholders meeting and post address for sending completed voting paper, or in case of shareholders meeting in a form of absentee voting – the final date of acceptance voting papers and post address for sending completed voting papers;
- beginning of registration persons (their representatives) participating in a shareholders meeting;
- date of compilation of the list of persons entitled for participation in a shareholders meeting;
- agenda of a shareholders meeting;
- procedure of conforming their authorities by representatives of persons entitled for participation in a shareholders meeting;
- procedure of examination of the information (material) which is subject to submission to the persons entitled for participation in a shareholders meeting, during preparation for holding a meeting, and address (addresses) where the examination is possible, address (the whereabouts) of a sole executive office of the Company as well as addresses of other places where the information may be submitted;
- other information according to the questions of agenda for a meeting.

2.8. The methods of notification are defined by the necessity to inform all the listed persons entitled to participate in a shareholders meeting. The notification about holding a shareholders meeting is sent to every person indicated in the list or persons entitled for participation in a meeting by registered letter or is given to every mentioned person with necessary addressee signature, or is published in print edition of "Rossiyskaya Gazeta", defined in Articles of the Company, and is located on the Internet site of the Company by the address http://www.stcompany.ru

2.9. In the place provided for information submission for a shareholders meeting the Company

gives possibility for the shareholders possessing not less than one per cent of votes to examine the list of persons entitled to participate in a shareholders meeting.

2.10. The Company provides the right of shareholders possessing total not less than 2 per cent of voting shares of the Company to include questions into agenda of annual shareholders meeting and nominate candidates into the Board of Directors of the Company, Auditing commission of the Company.

2.11. The Company wants that information made available in connection with preparation for the General Shareholders' Meeting and the access to such information enable shareholders to gain a full picture of the Company's operations and make informed decisions on the agenda issues. Such information shall be made available for shareholders at the address of the Company's General Director and at the addresses of the Company's branches. Electronic telecommunication means being developed, the Company endeavors that shareholders be given an additional opportunity to access General Shareholders' Meeting-related information by electronic telecommunication channels.

Reports reflecting the Board's position and any dissenting opinions of the directors on each agenda item should be submitted to shareholders before each General Shareholders' Meeting.

2.12. From the persons nominating candidates for the membership in the Board of Directors and Auditing commission the Company demands submission of biographic data of the candidates for further notification of the shareholders during preparation for the shareholders meeting.

2.13. For the control of the right for the share of the Company is executed by keeping the register of shareholders of the Company under the supervision of a specialized registering clerk, the Company does not require submission of any documents confirming the rights of the shareholder, recorded in the register.

2.14. When defining the place, the date and the time of holding a shareholders meeting the Company proceeds from the necessity to provide the real and not difficult possibility for the shareholders to take part in it.

2.15. The definition of the agenda questions for a shareholders meeting by the way, which minimize the possibility of their different and ambiguous interpretation.

2.16. The procedure of participant registration is elaborated and fixed in the internal documents of the Company in such a way that prevents obstacles for participation.

2.17. For the purpose of giving to the shareholders of the Company the possibility to get the answer for all the questions the Company aims at providing the presence of the Director General, full membership of the Administration, members of the Board of Directors, as well as candidates for the new Board of Directors, Auditor representatives and members of Auditing commission.

2.18. The Board of Directors appoints the chairman of the meeting.

2.19. Voting at the meeting is executed with the help of voting papers. The Company aims at creating and realizing of effective voting mechanism for protection of minority shareholders from unfair treatment.

2.20. For the purpose of strict observation of shareholders rights when sizing up voting results the Company aims at summing and declaring the results on the day of the shareholders meeting (before its end).

3. Board of Directors of the Company

3.1. The Company considers the availability of an efficient, professional and independent Board of Directors an important element of good corporate governance. The Board of Directors cannot be substituted for talented managers or change the economic environment, in which the Company operates. However, it can influence the efficiency of operation through the general strategic management of and control over the work of the executive bodies in the interests of the Company and its shareholders. The executive bodies responsible for the management of the Company's current activities play an important role in the management processes. In the opinion of the Company, efficient interaction between the supervising bodies and the executive bodies and a clear distribution of powers between them are the key factor in ensuring the proper corporate governance practice.

3.2. The main objectives of the Board of Directors activity is to provide efficient supervision of the financial and business operations of the company with a view to long-term stable development of the Company, increase of its assets value, protection of rights and legitimate interests of the shareholders.

3.3. When realizing its objectives of activity the Board of Directors shall be guided by the principles stated below:

- taking resolutions based on reliable information on the Company's activity;
- preventing restrictions of the shareholders' rights to participate in managing the Company's business, receive dividends and information on the Company;
- achieving the balance the interests between different groups of shareholders and taking the most objective decisions in the interests of all the shareholders of the Company.

3.4. The Board of Directors of the Company fulfills the following functions:

- Determines the development strategy for the Company and approves its annual budget;
- provides efficient supervision of the financial and economic operations of the Company;
- safeguards and protects the rights of shareholders as well as facilitates resolution of corporate conflicts;
- ensures efficient operation of the executive offices of the Company by, among other things, supervising their operations;
- defines ethical standards for the Company's operations;
- establishes a risk management mechanism in the Company.

3.5. The principles and procedures of the Board of Directors activity, its terms of reference, the rights and obligations of the Board of Directors members shall be clearly defined in the Charter and the internal document of the Company – Provisions on the Board of Directors.

Composition and election of the Board of Directors.

3.6. Composition of the Board of Directors of the Company should optimize the effectiveness of the Board of Directors.

3.7. The members of the Board of Directors should refrain from actions that may result in a conflict of interests. If such conflict of interests arises they must disclose it to the Board of Directors and act in compliance with the requirements of the applicable legislation, constituent and other internal documents of the Company.

The members of the Board of Directors must notify the Board of Directors in writing of the fact of ownership of the Company's shares, of the intention to enter into transactions with securities of the Company or its subsidiary and controlled companies as well as of previous transactions with such securities.

3.8. The Board of Directors of the Company is annually elected by the Annual General Shareholders' Meeting 11 persons in number. The main task of the Board of Directors is to hold productive and constructive discussions, make prompt and rational decisions, and efficiently organize the work of its committees.

3.9. Independent directors included in the Board of Directors ensure that the Board of Directors forms an objective opinion on matters under discussion.

3.10. The main eligibility criteria for independent directors the Company considers their ability to make independent judgments on the basis of their own experience and competence which assumes no property, sibling, official or any other factors capable of affecting their position.

3.11. An independent director shall be a director who:

3.11.1. over the last year has not been and at the time of taking the decision is not:

- a person acting as the individual executive body of the Company, including as a manager, a member of the collegiate executive body, or a person who holds managerial positions in the managing organization.
- a person thereof a spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law are persons who hold positions in the indicated governing bodies of the Company and the managing organization of the Company or act as a manager of the Company;
- an affiliated person of the Company except a member of the Board of Directors.

3.11.2. is not bound by contractual relations with the Company whereby the person may acquire property (receive money) with a value in excess of 10 percent of such person's aggregate annual income, other than through receipt of remuneration for participation in the operations of the Board of Directors.

3.11.3. is not a major business partner (or his representative) of the Company (a business partner with an annual value of transactions with the Company in excess of 10 percent of the assets value of the Company);

3.11.4. is not a representative of the government;

3.11.5. does not possess personally or through affiliated persons the share of the Company's property sufficient for self nomination to the Board of Directors;

3.11.6. does not receive reward for consulting or other services for the company other than through receipt of remuneration for participation in the operations of the Board of Directors;

3.11.7. does not represent interests of consultants and partners of the Company;

3.11.8. declared publicly about his status of an independent director prior to being elected into the Board of Directors.

3.12. No director may be deemed to be independent if he/she has acted in the capacity of a member of the Board of Directors of the Company for 5 years.

3.13. In order to enable independent directors to influence actively the decision-making process and ensure that the Board of Directors considers the widest possible spectrum of opinions on matters being discussed, their number should comprise at least three persons of eleven members of the Board of Directors set forth in the Charter of the Company.

3.14. The Company shall disclose information about the number of independent directors and their names on the corporate Internet-site and in its quarterly report. An independent director shall declare publicly about his status of an independent director prior to being elected into the Board of Directors – at the moment of nomination as a candidate into the Board of Directors.

3.15. If an independent director ceases to be independent due to any changes or new circumstances, such director should notify the Board of Directors accordingly, and give a detailed account of all such changes and new circumstances. The Company shall be obliged to disclose the information that the member of the Board of Directors ceased to be independent on the corporate website and in the press releases of the authorized information agencies.

3.16. The election of the Board of Directors members shall be conducted in accordance with a transparent procedure that takes into account the diverse opinions held by shareholders, ensures that the composition of the Board of Directors is in compliance with statutory requirements, and allows the election of independent directors.

3.17. The procedure for election of the Board of Directors by the Annual General Shareholders' Meeting by cumulative voting which ensures that the opinions of all shareholders shall be taken into account, including those with small share holding (minority shareholders), should be stipulated in the Charter of the Company.

3.18. The rights and duties of the members of the Board of Directors shall be clearly defined and incorporated into the internal document of the Company – the Provisions on the Board of Directors of the Company.

3.19. The Company shall not provide loans to the members of the Board of Directors.

3.20. The remuneration payable of the members of the Board of Directors shall depend on the personal participation of each member in the operation of the Board and on the long-term development

of the Company. The remuneration mechanism shall not infringe upon the independence of the directors. The Board Personnel and Rewards Committee shall from time to time revise criteria for determination of the amount of remuneration payable to members of the Board of Directors in order to prepare the appropriate recommendations.

3.21. The members of the Board of Directors shall be loyal to the Company and act reasonably and in good faith with respect to the Company's affairs

Operations of the Board of Directors.

3.22. The Company suggests a special program for newly elected members of the Board of Directors to get familiar with the Company, directions of its activity and other questions for helping directors to execute their obligations. The Company as well provides the directors with the opportunity to participate in common educational programs with a view to increase their professional qualification. The Board of Directors and its committees shall also have an opportunity to attract independent advisors on legal, financial and other questions for the Board of Directors if necessary.

3.23. The Board of Directors shall keep detailed minutes of the meetings with proper discussion records. The minutes shall be signed by the Chairman of the Board of Directors and the Corporate Secretary and include namely the results of voting.

3.24. The meetings of the Board of Directors shall be conducted on a regular basis, at least once every six weeks in accordance with the plan for holding such meetings approved by the Board of Directors for its term in office and containing a list of matters to be considered at appropriate meetings. This list, which can be amended and supplemented, shall incorporate opinions expressed by the persons and bodies entitled to call meetings of the Board of Directors in accordance with the applicable legislation and the Charter of the Company.

3.25. The Board of Directors meeting can be conducted both in person (including use of conference calls) and by absentee voting.

3.26. The format of the meeting of the Board of Directors should be selected based on the importance of the agenda issues. The Company endeavors that the resolutions on approval of the priority trends of its operations and budget, preliminary approval of the annual report, convening or refusing a request to convene an extraordinary General Shareholders' Meeting, election and reelection of the Chairman of the Board of Directors, creation and early termination of executive bodies of the Company, submission for consideration by the General Shareholders' Meeting of proposals with respect to reorganization or liquidation of the Company should be passed by members of the Board of Directors only by personal vote.

In order to enhance the efficiency of the Board's decisions and to strengthen the role of independent directors, at least 15% of the Board meetings should be held in the form of personal presence of directors.

3.27. Shareholders (a shareholder) possessing at least 5 percent of voting shares shall be entitled to demand a Board of Directors meeting of the Company.

3.28. The Company endeavors that the members of the Board of Directors have access to all information they need to properly discharge their duties. To properly discharge their duties the members of the Board of Directors shall have access to information about the Company's operations and documents indicated in Article 89 of the Federal Law "On Joint –Stock Companies" as well as to other information necessary for their activity.

3.29. In order to increase efficiency and improve the work of the Board of Directors the Company creates the following standing Board Committees: Corporate Governance Committee, Strategic Development Committee, Personnel and Awards Committee, Audit Committee.

3.30. These Committees serve for preliminary consideration of the most important matters assigned to the authority of the Board of Directors and for preparation of recommendations on such matters for the Board of Directors.

3.31. The number of members, composition, procedures for their establishment and operations shall be defined by the internal documents – Provisions on the Board of Directors Committees of the Company.

3.32. The Board of Directors may establish other permanent or temporary (for resolution of specific matters) committees, as it may deem necessary.

3.33. If necessary, the committees may enroll experts with required professional skills relevant to the work of a particular committee who are not members of the committee.

3.34. The Board of Directors shall make annual evaluation of its activity. The evaluation process shall be organized by Personnel and Awards Committee and the results of such evaluation shall be discussed at the meeting of the Board of Directors. The Board of Directors shall be entitled to invite independent consultants for helping in the evaluation.

3.35. Members of the Board of Directors of the Company shall receive remuneration and compensation of expenses related to discharge of their duties as the members of the Board of Directors.

3.36. Criteria to determination of the amount of remuneration payable to the members of the Board of Directors shall be incorporated into the internal document of the Company – the Provisions on the Board of Directors. The Company endeavors that the amount of remuneration payable to the Board of Directors shall be conditioned by the performance results of the Company and by the increase in its capitalization. Personnel and Awards Committee of the Board of Directors of the Company shall elaborate proposals on principles and criteria for determination of the amount of remuneration payable to the members of the Board of Directors.

3.37. The Company endeavors to create a transparent mechanism enabling shareholders to exercise control over the quality of the performance of the members of the Board of Directors and the level of their remuneration. The results of the evaluation of the performance of the Board of Directors as well as information on the amount of remuneration and/or compensation paid to each member of the Board of Directors or on the total amount of remuneration and/or compensation paid to all members of the Board of Directors for the last completed fiscal year shall be reflected in the annual report of the Company or in the quarterly report of the securities Issuer.

3.38. The Company endeavors, acting at its own expense, to obtain liability insurance of responsibility for members of the Board of Directors, so that if their involuntary actions or inactions result in losses to the Company or third parties, these losses can be compensated by an insurance company.

4. Executive Bodies of the Company

4.1. The collegiate executive body (the Management Board) and the individual executive body (Director General) of the Company shall manage everyday operations of the company and fulfill resolutions passed by the Board of Directors and the General Shareholders' Meeting.

4.2. The authority of the Management Board and the Director General shall be defined in the Charter of the Company.

4.3.The executive bodies of the Company shall act in compliance with the Charter of the Company and the Provisions on the Management Board as well as within the scope of the budget of the Company which performance is the main criterion for evaluation of the efficiency of their activity.

4.4. Quantitative and qualitative composition of the Management Board providing for the most efficient performance of the functions entrusted to them shall be defined by the resolution of the Board of Directors.

4.5. The main eligibility criteria applicable to members of the Management Board shall be as follows:

4.5.1. Trust in them by shareholders of the Company, members of the Board of Directors, other managers and employees of the Company.

4.5.2. Ability to take into account the interests of all shareholders and to make informed decisions.

4.5.3. Professional experience and qualifications necessary for an effective manager;

4.5.4. Experience of work in the area of operations of the Company, knowledge of national specificity and trends as well as knowledge of the market,

products and competitors.

4.5.5. Ability to use knowledge and experience for making decisions in relation to the Company's affairs.

4.6. The Director General shall be appointed by the Board of Directors for a certain period of time. The Director General and the members of the Board of Directors shall nominate candidates for election to the Management Board to be approved by the Board of Directors. The members of the Management Board shall be also elected for a certain period of time defined by the Board of Directors.

4.7. The Director General shall act as the Chairman of the Management Board.

4.8. The Board of Directors shall be entitled to terminate the powers of the members of the Management Board at any moment. The grounds for early termination of powers may, among other things, be presentation of inadequate information to the Board of Directors, deliberate neglect of duties or charge of a crime.

4.9. The Company shall not give any loans to the members of the Management Board.

4.10. The Management Board shall accept a plan of management succession defining all necessary procedures in case of incapacity (temporary or constant) of the key managers of the Company to perform the duties entrusted to them. For this purpose the Director General shall submit to the Board of Directors a list of persons, which fit the best to substitute the retired managers of the Company, including the Director General.

4.11. The General Director and the members of the Management Board of the Company should refrain from actions that may result or may potentially result in a conflict between their own interests and the interests of the Company. If such conflict of interests arises the General Director and the members of the Management Board must disclose it to the Board of Directors.

The General director discloses information and the members of the Management Board inform in writing about the fact of share ownership, the intention to make transactions with the securities of the Company, its affiliates and subsidiaries as well as about the concluded transactions with such securities.

4.12. Proper corporate management provides for free interaction between the supervising and executive bodies of the Company. For this purpose the Company developed a procedure for presentation of reports of the General director and the Management Board to the Board of Directors on a regular basis, according to the Provisions on the Company's Board of directors.

4.13. The meetings of the Management Board shall be conducted on a regular basis in accordance with the plan of work approved by the Management Board, both in person (including use of conference calls) and by absentee voting. If necessary, the Management Board shall consider matters not included into the plan of work.

4.14. The Company endeavors that the remuneration of the Director General and members of the Management Board corresponds to their skills and reflects their actual contribution to the success of the Company's operations. The information on the amount of remuneration and/or compensation paid to each member of the Management Board or on the total amount of remuneration and/or compensation paid to all members of the Management Board for the last completed fiscal year shall be reflected in the annual report of the Company or in the quarterly report of the securities Issuer.

4.15. The Director General and members of the Management Board should perform their duties on managing everyday operations of the Company with due diligence and in good faith.

4.16. The Company endeavors, acting at its own expense, to obtain liability insurance of responsibility for the Director General and members of the Management Board, so that if their involuntary actions or inactions result in losses to the Company or third parties, these losses can be compensated by an insurance company.

5. Corporate Secretary of the Company

5.1. The objective of the Corporate Secretary of the Company shall be to ensure that corporate bodies and

officers comply with procedural requirements on the corporate governance safeguarding the rights and interests of the Company's shareholders.

5.2. The Corporate Secretary shall be appointed and released from the position by the Board of Directors of the Company. The Corporate Secretary shall be accountable to the Board of Directors.

5.3. The Corporate Secretary shall act on continuing basis in compliance with the Charter of the Company and the internal document – the Provisions on the Corporate Secretary and the Office of the Corporate Secretary approved by the Board of Directors of the Company.

5.4. The rights, duties, term of office, amount of remuneration and liability of the Corporate Secretary of the Company shall be determined in the Provisions on the Corporate Secretary and the Office of the Corporate Secretary of "UTK" PJSC as well as in the employment contract with the Company. The Chairman of the Board of Directors shall sign the contract on behalf of the Company.

5.5. The Corporate Secretary of the Company shall fulfill the following functions:

5.5.1. preparation and holding the General Shareholders' Meeting in accordance with the existing legislation, the Charter and Regulations on the procedure for conducting the General Shareholders' Meeting of "Southern Telecommunications Company" PJSC;

5.5.2. preparation and holding meetings of the Board of Directors in accordance with the existing legislation, the Charter of the Company and other internal documents of the Company;

5.5.3. ensuring due consideration by the Company of shareholders petitions and resolution of conflicts arising out of violations of shareholder rights;

5.5.4. ensuring disclosure (provision) of information about the Company and maintenance of corporate records.

5.6. The Corporate Secretary of the Company should have such knowledge as may be required for proper performance of the Secretary's functions and enjoy the trust of the shareholders and members of the Board of Directors. The Corporate Secretary of the Company should have a good business reputation.

5.7. The Office of the Corporate Secretary shall be created to ensure efficient discharge by the Corporate Secretary of his/her duties. Its composition, number of officers and their duties shall be defined in the Provisions on the Corporate Secretary and the Office of the Corporate Secretary of "Southern Telecommunications Company" PJSC.

6. Major Corporate Actions

6.1. The Company endeavors that actions that may result in fundamental corporate changes including changes in the rights of shareholders (major corporate actions) shall be performed with the utmost openness and transparency.

6.2. Major corporate actions of the Company shall include:

- major and interested-party transactions;
- acquisition of 30 percent or more of the outstanding ordinary shares (takeover) of the Company;
- reorganization and liquidation of the Company;
- increase or decrease of the authorized capital of the Company;
- making amendments to the Charter of the Company;
- creation and liquidation of branches and representative offices of the Company;
- other major corporate actions recognized as such according to the current legislation and the Charter of the Company.

6.3. The Company shall enable shareholders to influence effectively the course and outcome of major corporate actions through implementation of transparent and fair procedures based upon proper

disclosure of information about the consequences that such actions may have on the Company.

6.4. Major and interested-party transactions shall be considered and approved by the respective governing bodies of the Company – General Shareholders' Meeting or the Board of Directors – prior to their consummation.

6.5. To protect the interests of shareholders and other persons concerned reorganization and liquidation of the Company shall be done in accordance with the procedure established by the law of the Russian Federation.

7. Disclosure of Information about the Company

7.1. The goal of disclosure of information about the Company is to provide accessible, regular and reliable information to all interested parties to enable them to make informed decisions regarding participation in the Company or actions that can affect financial and business operations of the Company.

7.2. The main principles of information disclosure include its availability on a regular and timely basis, accessibility to most shareholders and other interested parties, reliability and completeness, a reasonable balance between the Company's transparency and its commercial interests, its neutrality – i.e. the satisfaction of the interests of certain groups of recipients in preference to other groups is unacceptable.

7.3. The Company should not avoid disclosing negative information about itself if such information is essential for shareholders or potential investors.

7.4. The information about the Company shall be disclosed on the basis of the internal document approved by the Board of Directors, which contains a list of items subject to disclosure (in addition to those items requiring disclosure by law), as well as rules for their disclosure.

7.5. The information policy of the Company shall be aimed at regular and full information exchange between shareholders, other interested parties and the Company by means of modern communication facilities and mass media including electronic information distribution channels. The Company shall hold regular meetings with investors and shareholders of the Company, press conferences, publish information about the Company in mass media and disclose information about the Company through the Company's website in the Internet with registered domain name http://www.stcompany.ru.

7.6. The Company shall publish on its website the text of its Charter and amendments thereto, quarterly reports, prospectuses on securities emission, audit reports, information on material facts as well as information with respect to General Shareholders' Meetings and important resolutions of the Board of Directors, dividend policy, authorized capital structure, the Board of Directors, the Management Board, Director General, branches of the Company, affiliated and controlled companies, Auditor of the Company, Registrar of the Company, number of independent directors in the Board of Directors and their names, credit ratings and corporate governance scores of the Company and the following internal documents;

7.6.1. Regulations on the procedure for conducting the General Shareholders Meeting of the Company;

7.6.2. Provisions on the Board of Directors;

7.6.3. Provisions on the Management Board;

7.6.4. Provisions on the Auditing Commission;

7.6.5. Provisions on Dividend Policy;

7.6.6. Provisions on the Corporate Secretary and the office of the Corporate Secretary;

7.6.7. Provisions on the Committees of the Board of Directors;

7.7. For the purpose of information disclosure the Company shall annually submit its annual report to shareholders and investors. The annual report shall contain information necessary to enable shareholders to evaluate the results of the Company's operations for the year. The annual report shall

cover the most important matters related to the Company's operations including:

- position of the Company in the industry;
- attainment of the strategic objectives of the Company;
- annual results: actual vs planned;
- priority trends of the Company's operations;
- report of the Board of Directors on the development results of the Company in priority trends;
- prospects for the Company's development (sales, productivity, market share, income generation, profitability, debt/equity ratio);
- relations with competitors;
- report on payment of declared (accrued) dividend on the Company's shares;
- description of the key risk factors related to Company's operation;
- a list of major transactions, effected by the Company in the year under report, recognized as such according to the Federal law "On Joint –Stock Companies" as well as other transactions which pursuant to the Charter of the Company need to be approved in accordance with the procedure established for major transactions, stating the essential conditions for each transaction and the Company's governing body that took the decision to approve such a transaction;
- a list of interested-party transactions, effected by the Company in the year under report, recognized as such according to the Federal law "On Joint –Stock Companies", stating interested party (parties), essential conditions for each transaction and the Company's governing body that took the decision to approve such a transaction;
- composition of the Board of Directors, including information on changes in the composition that took place in the year under report, brief CVs of the members of the Company's Board of Directors and ownership of the Company's shares during the reporting year;
- information about the Director General and members of the Management Board of the Company including their brief CVs and ownership of the Company's shares during the reporting year;
- amount of remuneration (compensation of expenses) payable to the Director General, each member of the Management Board and the Board of Directors and criteria for its determination, or total amount of remuneration (compensation of expenses), paid or to be paid to these persons on the basis of the results of the year under report;
- report of the Auditing Commission of the Company and opinion of the independent auditor of the Company;
- information on the observance by the Company of the Corporate Governance Code.

7.8. Financial accounts of the Company shall be accompanied by a detailed comment to help a reader to interpret correctly the Company's financial results. Financial information shall be augmented by comments and statements of the management of the Company.

7.9. Taking into account the necessity of maintaining the balance between the Company's openness and the need to protect its interests, the Board of Directors shall approve an internal document which specifies the list of items constituting a trade or official secret (confidential information), criteria for considering information as confidential and establishes the access procedures. The Company shall take measures to protect confidential information. The information obtained by employees and members of the governing bodies of the Company during execution of their duties shall not be used for private purposes.

7.10. The Company undertakes to monitor regularly members of the Board of Directors, executive bodies and other employees of the Company for compliance with applicable provisions of the existing legislation and special requirements imposed by internal documents of the Company to prevent emergence of conflicts of interest and minimize misuse during the use of insider information. The results of such monitoring shall be considered at the meetings of the Board of Directors and by its Corporate Governance Committee. On the basis of the results of the monitoring the Company shall take measures on prevention and suppression of the mentioned actions.

8. Supervision of Financial and Business Operations of the Company

8.1. The system of supervision of the financial and business operations of the Company is designed to foster the trust of investors in the Company and its governing bodies. The main purpose of this supervision is to ensure adequate protection of shareholders' investments and the assets of the Company.

8.2. The supervision of financial and business operations of the Company shall be carried out by the Board of Directors of the Company and its Audit Committee, the Auditing Commission of the Company, Internal Audit Department of the Company performing functions of internal control. Audit and validation of the Company's annual financial accounts shall be performed by an independent auditor.

8.3. The system of supervision of the financial and business operations of the Company calls for accurate performance of a financial and business plan approved by the Board of Directors.

8.4. The internal control procedures shall be developed by the Management Board of the Company jointly with the Internal Audit Department performing internal control functions and with the Audit Committee of the Board of Directors of the Company.

8.5. The Internal Audit Department is structural subdivision acting independently of the executive bodies of the Company. The Internal Audit Department should be monitored in its activities by the Board of Directors directly. The functions of this structural subdivision, procedures for its operation and the appointment of its employees, eligibility criteria applicable to its personnel shall be provided by an internal document of the Company approved by the Board of Directors.

8.6. Approval of the internal document regulating procedures for the internal control over the Company's business and financial operations should be assigned to the Company's Board of Directors.

8.7. The use of the internal control procedures shall be the responsibility of the executive bodies of the Company.

8.8. The Audit Committee shall focus on three key aspects: financial reports, risk management, internal and external audit. This Committee shall include non-executive directors each possessing sufficient knowledge of financial matters. Its powers, composition, operation procedure and other matters shall be regulated by the Provisions on the Audit Committee of the Company's Board of Directors.

8.9. Pursuant to the Charter of the Company and the Provisions on the Auditing Commission, the Auditing Commission of the Company shall perform annual and extraordinary audits financial and business operations of the Company, thereof opinions resulting from audits shall be presented to the Board of Directors and Director General of the Company.

8.10. Within its terms of reference the Auditing Commission shall exercise control over the Company's operations in the following areas:

- audit of financial and economic statutory documents of the Company including, if necessary, source accounting data;
- audit of the legality of the resolutions and actions of the Company's executive bodies including concluded contracts and effected transactions;
- control that the terms of the transactions effected by the Company conform to the terms of transactions effected under comparable conditions;
- analysis of the conformity of business and statistical accounting with current legal regulations;
- analysis of the financial standing of the Company, finding out the reserves for improving the Company's economic position;
- analysis of the timeliness and correctness of settlements with counteragents, budgets of various levels, shareholders and other Company's creditors;
- analysis of the settlements with the Company's debtors with regard to the timeliness and completeness of measures taken by the executive bodies;

- in other areas of the Company's operations within the terms of reference of the Auditing Commission.

8.11. For performing audit and presenting objective and complete information on the Company's activity the Company shall annually engage a professional auditor, not connected by property interests with the Company or its shareholders. The Company shall ensure periodic change of its external auditor. The amount of remuneration payable to the external auditor of the Company shall be disclosed to shareholders.

8.12. The Independent Auditor of the Company shall be appointed by the General Shareholders' Meeting on the basis of open tender by recommendations of the Board of Directors.

8.13. The auditor shall perform an audit of the financial and business operations of the Company in accordance with legal acts of the Russian Federation on the basis of the contract approved by the Board of Directors by recommendations of the Audit Committee of the Board of Directors.

8.14. Audit (inspection) of the financial and business operations of the Company shall be performed at any time upon request of a shareholder (shareholders) owning at least 10 percent of the Company's voting shares for all items within the competence of the General Shareholders' Meeting as of the date of presenting the request.

9. Dividends

9.1. The Company recognizes as important the receipt of dividends by shareholders as a certain return on their investments into shares and endeavors to establish a transparent and easy-to-understand mechanism for determining the amount of dividends and their payment.

9.2. The information about the Company's dividend determination and payment strategy is articulated in the internal document of the Company – the Provisions on Dividend Policy of the Company approved by the Board of Directors.

9.3. The Company shall inform the shareholders and other interested persons about its dividend policy and all amendments to it by publishing in the periodical "Rossiyskaya Gazeta" authorized by the Charter to announce General Shareholders' Meetings of the Company as well as on the website of the Company http://www.stcompany.ru.

9.4. The dividends declared by the Company may be paid both in monetary and non-monetary form in case the Company's General Shareholders' meeting takes the decision on payment of dividends in the non-monetary form. The dividend payment procedure should ensure that shareholders could fully exercise their rights to receive dividends.

9.5. The dividends shall be paid by the Company within the time period fixed in the Charter of the Company and the resolutions of the General Shareholders' Meeting.

9.6. Dividend policy of the Company shall provide for special measures to eliminate a possibility of incomplete or untimely payment of declared dividends.

10. Resolution of Corporate Conflicts

10.1. Prevention and resolution of conflicts between the Company's bodies and its shareholders, or between shareholders, if such conflict jeopardize corporate interests (corporate conflicts) makes it possible to safeguard the rights of shareholders and protect the property interests and the business reputation of the Company.

10.2. The Company endeavors to ensure effective and timely prevention and identification of corporate conflicts at a very early stage of their development as well as fair resolution of corporate conflicts and due diligence of the Company's officers and employees.

10.3. Position of the Company in a corporate conflict shall be based on the law of the Russian Federation. The review and resolution of corporate conflicts by the bodies of the Company shall be realized within the scope of their authority. The Corporate Governance Committee of the

Board of Directors shall coordinate the work of the Company's bodies on resolution of corporate conflicts.

10.4. The Corporate Secretary of the Company shall play a key part in detection of corporate conflicts, collection and analysis of source information and initiation of corporate conflict resolution procedure.

10.5. For the purpose of resolving corporate conflicts related to issues, which are within its authority and authority of the Company's executive bodies, the Board of Directors of the Company may form a temporary committee for resolution of corporate conflicts.

10.6. If the corporate conflict that may affect interests of the Company itself or other shareholders arises between the Company's shareholders, then the Company's body which is tasked to examine the dispute in question shall determine whether this dispute jeopardizes the interests of the Company itself or other shareholders as well as whether the said body's mediatory effort may help resolve the corporate conflict.

10.7. Subject to the consent of shareholders who are the parties of the corporate conflict, the Company's bodies or their members may can participate in negotiations between the shareholders, provide the shareholders with available information and documents related to the conflict, explain provisions of the law and the Company's internal documents, give advice and recommendations to the shareholders, prepare draft documents on the conflict resolution to be signed by the shareholders, and, on behalf of the Company and within their authority, make a commitment to the shareholders to the extent that they can help resolve the conflict.

11. Final Provisions

11.1. The Code shall become effective from the moment of its approval by the Board of Directors of the Company.

11.2. The Board of Directors of the Company shall consider the questions on observation of this Code at its meetings twice a year and publish its consideration results on the corporate website http://www.stcompany.ru.

11.3. The Company undertakes to perfect the given Code taking into account new standards of corporate governance in Russian and international practice as well as interests of shareholders, the Company and other interested parties.

11.4. The matters not regulated by the provisions of this Code shall be governed by the international agreements and contracts, active laws of the Russian Federation, the Charter of the Company and internal documents of the Company.

12. Application of the Code

12.1. For the purpose of execution of the provisions of this Code the Company shall publish the Code as a separate document presented on the corporate website (http://www.stcompany.ru) and distributed at General Shareholders' Meetings.

12.2. The Corporate Governance Committee of the Board of Directors of the Company shall monitor the observance of the provisions of this Code in everyday operations of the Company.

12.3. The results of such monitoring shall be reflected on the Internet site of the Company.

12.4. The Company's shareholders, members of the Board of Directors, officials and other interested parties are required to report violations of this Code, which have become known to them, to the Corporate Secretary of the Company.

Appendix 3

Quarterly financial statements of the Issuer for the 2nd quarter of 2006

BALANCE SHEET

As of **30 June 2006**

Company: **Public Joint –Stock Company "Southern Telecommunications Company"**

Taxpayer Identification Number **2308025192**

Areas of activities: **Telecommunications**

Organizational & Legal form/Form of Ownership: **mixed**

Measurement unit: **RUR thousand**

Legal address: **66, Karasunskaya Str., Krasnodar, 350000, Russia, tel: (861) 253-80-22**

	Codes		
Form No.1 under OKUD	0710001		
Date (year, month, day)	2006	07	28
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		
Date of approval	28.07.2006		
Date dispatched (received)	28.07.2006		

ASSETS	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	624	432
Fixed assets		120	120	32,818,296	32,185,927
Capital investments		130	130	3,151,042	2,983,070
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	**140**	556,799	543,799
including: investments in subsidiaries			141	466,403	466,403
investments in associates			142	28,590	28,590
investments in other companies			143	21,306	21,306
Other long-term financial investments			144	40,500	27,500
Deferred tax assets		145	145	265,976	178,420
Other non-current assets		150	150	1,659,941	1,831,830
Total for section I		190	**190**	38,452,678	37,723,478
II.CURRENT ASSETS					
Inventories		210	**210**	1,021,628	90,1845
including: raw materials, materials and other similar values		211	211	756,357	718,481
expenditures in work-in-process (turnover costs)		213	213	,	
finished products and goods for resale		214	214	27,758	26,043
shipped goods		215	215	,	
deferred expenses		216	216	237,512	157,320
other inventories and expenses		217	217	1	1
Value added tax on acquired values		220	220	1,879,956	1,324,983
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	16,978	14,812
including:		231	231	,	644

buyers and customers					
advances distributed			232		14,168
other debtors			233	16,978	15,668
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1,285,829	1,770,354
including: buyers and customers		241	241	709,910	1,231,700
advances distributed			242	80,929	120,886
other debtors			243	494,990	417,768
Short-term financial investments		250	250	80,842	93,463
Monetary funds		260	260	729,217	410,003
Other current assets		270	270	668	888
Total for section II		290	**290**	5,015,118	4,516,348
BALANCE (sum of lines 190+290)		300	**300**	43,467,796	42,239,826

LIABILITIES	Notes	Index code	Line code	Opening balance	Closing balance
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authorized capital		410	410	1,297,779	1,297,779
Additional capital		420	420	5,559,936	5,534,008
Capital reserves		430	430	64,889	64,889
Own shares redeemed from the shareholders		411	440		
Retained earnings (uncovered losses) of previous years		470	460	5,604,701	5,569,585
Retained earnings (uncovered losses) of the year under report		470	470	X	324,811
Total for section III		490	**490**	12,527,305	13,123,440
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	8,431,298	10,634,654
Including: credits			511	3,675,277	3,340,442
loans			512	4,756,021	7,294,212
Deferred tax liabilities		515	515	928,388	1,065,098
Other long-term liabilities		520	520	3,220,366	2,482,307
Total for section IV		590	**590**	12,580,052	14,182,059
V. SHORT-TERM LIABILITIES Loans and credits		610	**610**	11,922,468	9,350,018
Including: credits			611	3,539,748	3,533,236
loans			612	8,382,720	5,816,782
Accounts payable,		620	**620**	5,470,758	4,744,986
including: suppliers and contractors		621	621	4,009,617	2,481,550
advances received		625	622	308,717	303,717
Wage arrears		622	623	143,066	227,935
Indebtness to state out-of-budget funds		623	624	59,223	98,290
Tax liabilities		624	625	315,376	232,046
Other creditors		625	626	634,759	1,401,448

Dividends payable to participants (founders)		630	630	30,067	88,267
Deferred income		640	640	356,061	325,642
Reserves for upcoming expenses		650	650	581,085	425,414
Other short-term liabilities		660	660		
Total for section V		690	**690**	18,360,439	14,934,327
BALANCE (sum of the lines 490+590+690)		700	**700**	43,467,796	42,239,826

Availability statement of valuables recorded on off-balance accounts

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	736,336	752,519
including those under leasing		911	911	2,391	11,943
Inventories accepted for custody		920	902	63,096	43,113
Goods accepted for commission		930	903	6,163	2,800
Bad debts charged to losses		940	904	140,177	143,720
Obligations and payments collaterals (security) received		950	905	3,647	787
Obligations and payments collaterals (security) given		960	906	11,366,215	8,642,889
Depreciation of housing stock		970	907	10,234	1,0356
Depreciation of objects equipped with external modern services and utilities and other similar objects		980	908	1,750	1,975
Payments for telecom services			909	149,520	186,008

Statement on the net assets value

Description	Notes	Index code	Line code	At the beginning of the period under report	At the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	12,883,366	13,449,082

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant________ __T.V. Rusinova
(signature) (name)

PROFIT AND LOSS STATEMENT

For the first six months of 2006
Company: **Public Joint –Stock Company "Southern Telecommunications Company"**
Taxpayer Identification Number **2308025192**
Areas of activities: **Telecommunications**
Organizational & Legal form/Form of Ownership: **mixed**
Measurement unit: **RUR thousand**

	Codes		
Form No.2 under OKUD	0710002		
Date (year, month, day)	2006	07	28
under OKPO	01151037		
TIN	2308025192		
under OKVED	64.20; 64.20.11		
under OKOPF/OKFS	47/42		
under OKEI	384		

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	8,373,768	8,669,974
including that from the sales: of communication services			011	7,927,392	8,544,849
Cost of sold goods, products, works and services		020	020	(5,963,451)	(6,570,707)
Including that of communication services			021	(5,569,791)	(6,499,213)
PROFIT (LOSS) FROM SALES (LINES 010 -020)		050	**050**	2,410,317	2,099,267
II. Operating income and expenses Interest receivable		060	060	1,0364	10,060
Interest payable		070	070	(1,083,919)	(12,14,287)
Income from participation in other organizations		080	080	68,680	63,642
Other operating income		090	090	107,023	94,271
Other operating expenses		100	100	(442,848)	(761,500)
III. Income and expenses from sources other than sales Income from sources other than sales		120	120	69,476	161,716
Expenses for purposes other than sales		130	130	(218,796)	(185,554)
PROFIT (LOSS) BEFORE TAXES (LINES 050+060-070+080+090-100+120-130)		140	**140**	920,297	267,615
Income tax charges (lines -151+/-152+/-153) including			**150**	(258,437)	(148,370)
Deferred tax liabilities		142	151	(136,710)	(226,761)
Deferred tax assets		141	152	(87,556)	79,252
Current income tax charge		150	153	(34,171)	(861)
PROFIT (LOSS) FROM NORMAL ACTIVITIES (lines 140-150)			**160**	661,860	119,245
IV. Extraordinary income and expenses Extraordinary income			170	479	1,770
Extraordinary expenses			180	(5,160)	(14,280)
NET PROFIT (RETAINED PROFIT (LOSS) OF THE PERIOD UNDER REPORT) (LINES 160+170-180)		190	**190**	657,179	106,735
FOR REFERENCE			201	(219,748)	(61,225)

Income tax conditional expense (profit)					
Fixed tax liabilities		200	202	(52,837)	(256,724)
Fixed tax assets		200	203	14,148	169,579

Description	Notes	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base equity income (loss)			301	X	X
Watered equity income (loss)			302	X	X

Explanation of profit and loss items

Description	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	576	(27,939)	1,039	(16,515)
Profit (loss) of previous years		402	22,644	(37,100)	26,289	(50,536)
Compensation of losses inflicted by failure to fulfill or to fulfill duly the obligations		403	662	(245)	698	(415)
Foreign exchange differences		404	342	(506)	3,519	(751)
Allocations to evaluation reserves		405	60,312	(17,629)	12,929,	(320,419)
Written-off accounts receivable and payable		406	1,515	(1,224)	637	(1,010)

CEO ____________ G.A. Romsky
(signature) (name)

Chief Accountant_______ __T.V. Rusinova
(signature) (name)

Appendix 3

Consolidated financial statements of "Southern Telecommunications Company" PJSC for the last complete financial year

Period	Company	Position held
2006-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Devyatkina Lyudmila Ivanovna

Date of birth: ***1955***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" OJSC Pskov Region	Chairman of the Board of Directors
2000 - 2001	"Central Telegraph" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC Vladimir region	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2006 – till now	"Yug-Giprosvyaz" LLC	Member of the Board of Directors
2006 – till now	"RusLeasingSvyaz" CJSC	Member of the Board of Directors
2005 – till now	CJSC "Yugsvyazstroy"	Member of the Auditing Commission
1999 - till now	"Svyazinvest" OJSC	Deputy Director-Head of the Logistics Section of the Capital investments Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Litvinov Andrey Alexandrovich

Year of birth: ***1973***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Rostovelectrosvyaz" OJSC	Economist, Head of the Securities Division
2001 - 2006	"Southern Telecommunications Company" PJSC	Deputy General Director
2001 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - 2002	"Kabardino-Balkarskie telekommunikatsii" OJSC	Member of the Board of Directors
2002 - 2002	"Svyazinform" of the Astrakhan Region" OJSC	Member of the Board of Directors
2006 - till now	"Svyazintech" OJSC	Member of the Board of Directors
2006 - till now	"Volgograd-GSM" CJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Lyakh Dmitri Georgievich

Year of birth: ***1978***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	"RC"Audit Alyans" Ltd	Legal adviser
2002 - 2003	"Southern Telecommunications Company" PJSC	Legal adviser of Legal Section

Period	Company	Position held
2003 - 2003	"Southern Telecommunications Company" PJSC	Head of Legal Section
2003 – till now	"Southern Telecommunications Company" PJSC	Director of Legal Department, member of the Management Board
2004- till now	OJSC “OK “Orbita”	Member of the Board of Directors
2004- 2005	CJSC “CMTO”	Member of the Board of Directors
2004- till now	CJSC “SSS”	Member of the Board of Directors

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

Martynenko Nikolay Vladimirovich

Year of birth: ***1971***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	“Kubanelectrosvyaz” OJSC	Deputy Head of Telecommunications Service
2001 - 2002	"Southern Telecommunications Company" PJSC	Head of Telecommunications Service
2003 - 2004	"Southern Telecommunications Company" PJSC	Director of Telecommunications Department
2004 - 2005	“Rostelegraph” CJSC	Member of the Board of Directors
2004 – 2004	“CMTO” CJSC	Chairman of the Board of Directors
2004 - 2005	“Stavtelecom named after V.I. Kuzminov” OJSC	Member of the Board of Directors
2004 - 2004	“SSS” CJSC	Member of the Board of Directors
2004 - 2005	"Southern Telecommunications Company" PJSC	Deputy Director General

Period	Company	Position held
2004 2005	CJSC "Startcom"	Member of the Board of Directors
2004 – till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2005 - 2005	"Southern Telecommunications Company" PJSC	Acting Director General
2005 – 2005	"Southern Telecommunications Company" PJSC	Deputy Director General – Technical Director
2006 - till now	"Volgograd-GSM" CJSC	Member of the Board of Directors
2005 – till now	Branch of "Southern Telecommunications Company" PJSC – "Volgogradelectrosvyaz"	Deputy Director General – Director of the branch

Share in the Issuer's authorized capital: ***0.000152%***

Share of the Issuer's common stock: ***0.00011%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Statuev Vladislav Andreevich

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2001	"Kubanelectrosvyaz" OJSC	Head of Security Service
2001 - 2001	"Southern Telecommunications Company" PJSC	Head of Security Service
2001 - till now	"Southern Telecommunications Company" PJSC	Deputy General Director
2002 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be

acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Poyarkov Yevgeni Nikolaevich

Year of birth: ***1943***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2001 - 2002	"KabBalktelecom" OJSC	Member of the Board of Directors
2001 - 2002	"Sevosetinelectrosvyaz" OJSC	Member of the Board of Directors
1999 - 2005	"Svyazinvest" OJSC	Deputy Director of Security Department
2005 – till now	"Svyazinvest" OJSC	Director of Security Department
2001 - till now	"Dagsvyazinform" PJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Roitblat Alexander Markovich

Year of birth: ***1947***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Electrosvyaz" OJSC, Stavropol	General Director, Chairman of

Period	Company	Position held
	Territory	the Management Board, member of the Board of Directors
2001 - 2005	“StavTeleSot” CJSC	Member of the Board of Directors
2003 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2002 - till now	“Electrosvyaz” Stavropol Territory” – branch of “UTK” PJSC	"UTK" PJSC Deputy General Director – Director of the branch

Share in the Issuer’s authorized capital: ***0.015325%***

Share of the Issuer’s common stock: ***0.015205%***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

Rusinova Tatyana Viktorovna

Year of birth: 1958

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	“Murmanskelectrosvyaz” OJSC	Chief Accountant
2003 - till now	"Southern Telecommunications Company" PJSC	Chief Accountant, Member of the Management Board

Share in the Issuer’s authorized capital: ***none***

Share of the Issuer’s common stock: ***none***

Amount of the Issuer’s shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer’s options owned by him: ***none***

Share in the authorized capital of the Issuer’s subsidiaries and associates: ***none***

Share of the common stock of the Issuer’s subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer’s subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates’ options owned by him: ***none***

Data on any immediate family member that is the Issuer’s executive officer or/and a member of the Issuer’s internal or external audit committees: ***none***

Moskalev Valery Anatolievich

Year of birth: ***1962***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2005	CJSC "Globus-Telecom"	Technical Director, Vice-President for Information Technologies and Maintenance
2005 – 2006	CJSC "TeleRoss-Kubanelectrosvyaz"	Chairman of the Board of Directors
2005 - 2006	"Svyazintek" OJSC	Member of the Board of Directors
2005 - 2006	"Southern Telecommunications Company" PJSC	First Deputy Director General
2005 - till now	"Southern Telecommunications Company" PJSC	member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kondrakov Denis Yurievich

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Economist of the financial department for direct investments and relations with shareholders
2002 - 2003	"Electrosvyaz" of Stavropol Territory" OJSC	Head of the Budget Section
2003 - 2004	"Southern Telecommunications Company" PJSC	Deputy Director of the Department for Economic Policy
2004 - 2005	"Southern Telecommunications Company" PJSC	Acting Deputy General Director
2005-2005	"Southern Telecommunications Company" PJSC	Deputy Director General member of the Management

Period	Company	Position held
2001 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Economist of the financial department for direct investments and relations with shareholders
2002 - 2003	"Electrosvyaz" of Stavropol Territory" OJSC	Head of the Budget Section
		Board
2006 – till now	"Southern Telecommunications Company" PJSC	Commercial Director, member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Krasulya Lyudmila Nikolaevna

Year of birth: ***1956***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1997 - 2002	"Electrosvyaz" of Stavropol Territory" OJSC	Head of Personnel Department
2002 - 2005	"Southern Telecommunications Company" PJSC	Head of Personnel Department of UTK's branch – "Electrosvyaz" of Stavropol Territory"
2005 - till now	"Southern Telecommunications Company" PJSC	Member of the Management Board
2005 - 2006	"Southern Telecommunications Company" PJSC	Deputy Director General

Share in the Issuer's authorized capital: ***0.000129%***

Share of the Issuer's common stock: ***0.000171%***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Prokofieva Irina Viktorovna

Year of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999-2001	"Telecominvest" OJSC	Taxation manager
2001-2003	"Svyazinvest" OJSC	Deputy Director - Head of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis
2003- 2004	"Lensvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Volgograd-GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Armavirskiy zavod svyazi" CJSC	Member of the Auditing Commission
2003- 2004	"CMTO" CJSC	Member of the Auditing Commission
2003- 2004	"Yugsvyazstroy" CJSC	Member of the Auditing Commission
2003- 2004	"Teleross-"Kubanelectrosvyaz" CJSC	Member of the Auditing Commission
2003- 2004	"Stake GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Orenburg-GSM" CJSC	Member of the Auditing Commission
2003- 2004	"Primtelefon" CJSC	Member of the Auditing Commission
2003- 2004	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- 2004	"Yuzhno-Uralskiy sotoviy telefon" Ltd.	Member of the Auditing Commission
2003- 2004	"Vestelcom" CJSC	Member of the Auditing Commission
2002- 2005	"Southern Telecommunications Company" PJSC	Chairman of the Auditing Commission
2003 - 2005	"Svyazinvest" OJSC	Director of the Internal Audit Department
2003- 2005	"Yermak RMS" CJSC	Member of the Board of Directors
2003- 2005	"NWT" OJSC	Member of the Auditing Commission
2004- 2005	"NWT" OJSC	Chairman of the Auditing Commission
2003- 2005	«CenterTelecom» OJSC	Member of the Auditing Commission

Period	Company	Position held
2004- 2005	"CenterTelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2004- 2005	"Uralsvyazinform" OJSC	Chairman of the Auditing Commission
2003- 2005	"Sibirtelecom" OJSC	Member of the Auditing Commission
2004- 2005	"Sibirtelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Rostelecom" OJSC	Member of the Auditing Commission
2004- 2005	"Rostelecom" OJSC	Chairman of the Auditing Commission
2003- 2005	"Giprosvyaz" OJSC	Member of the Auditing Commission
2003- 2005	"MGTS" OJSC	Member of the Auditing Commission
2003- 2005	"WestBaltTelecom" CJSC	Member of the Auditing Commission
2005- 2005	"WestBaltTelecom" CJSC	Chairman of the Auditing Commission
2003- 2005	"Health-care center "Orbita" CJSC	Member of the Auditing Commission
2005- 2005	"Health-care center "Orbita" OJSC	Chairman of the Auditing Commission
2004- 2005	"Startcom" CJSC	Member of the Auditing Commission
2004- 2005	"Nizhegorodskaya sotovaya svyaz" CJSC	Member of the Auditing Commission
2004- 2005	"Nizhegorodskaya sotovaya svyaz" CJSC	Chairman of the Auditing Commission
2003- 2005	"Pochtobank" CJSC AKIB	Member of the Auditing Commission
2005- 2005	"Pochtobank" CJSC AKIB	Chairman of the Auditing Commission
2004- 2005	"Tatincom-T" OJSC	Member of the Auditing Commission
2004- 2005	"Primtelefon" CJSC	Member of the Auditing Commission
2004- 2005	"Tvertelecom" LLC	Member of the Auditing Commission
2005- 2005	"Tvertelecom" LLC	Chairman of the Auditing Commission
2004- 2005	"Baikalvestcom" CJSC	Member of the Auditing Commission
2005- 2005	"Baikalvestcom" CJSC	Chairman of the Auditing Commission

Period	Company	Position held
2005- 2005	"Dalsvyaz" OJSC	Member of the Auditing Commission
2005- 2005	"Svyaz-bank" OJSC	Member of the Auditing Commission
2005 – 2006	"UTK" PJSC	Deputy Director General – Director for Economics and Finance
2005- till now	"UTK" PJSC	Member of the Management Board
2005- till now	"RSU-Telecom" LLC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses, other property provisions	Total
2005				
Members of the Board of Directors, RUR	0	0	13,615,256	13,615,256
Members of the Management Board*, RUR	32,323,488	7,449,067	8,397,606	48,170,161

** - Amount of remuneration paid to I. F. Ignatenko and G.A. Romsky who were the members of the Board of Directors and the Management Board in 2005 is included in the specified amount of remuneration paid to the members of the Management Board.*

According to the Provisions on the Company's Board of Directors approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004

(Minutes of the Annual General Shareholders' Meeting # 15), June 30, 2005 (Minutes of the Annual General Shareholders' Meeting #16), June 27, 2006 (Minutes of the annual General Shareholders' Meeting # 17) remuneration of the members of the Board of Directors shall include quarterly and yearly remunerations.

1) Quarterly remuneration to each member of the Board of Directors shall be established in the amount of 200, 000 rubles.

Remuneration to the Chairman of the Board of Directors shall be set with a raising coefficient 1.5.

Remuneration to a member of the Board of Directors shall be cut down by:

30 percent – in case of his attendance at less than a half of the Board of Directors meetings held in the form of joint personal presence;

100 percent – in case of his attendance at less than a half of the held Board of Directors meetings.

Remuneration for the quarter, in which re-election of the Board of Directors was held, shall be paid to the members of the Board of Directors in proportion to the hours worked during the quarter.

2) The annual remuneration for the entire body of the Board of Directors of the Company shall be rated as a sum of:

percentage of the Company's EBITDA for the reported year as per the Company's financial statements in accordance with IFRS;

percentage of the Company's net profit allocated to dividend payment according to the financial results of the reporting year;

The annual remuneration shall be distributed among all the directors by equal shares.

The annual remuneration to a member of the Board of Directors shall be reduced by 50 percent, should he attend less than a half of the Board of Directors meetings held during his term of office.

Percent of deductions for calculation of the annual remuneration shall be determined by the resolution of the General Shareholders' Meeting electing the current membership of the Board of Directors.

The annual remuneration shall be paid to a member of the Board of Directors not later than three months after termination of the term of office of the current membership of the Board of Directors.

Should a member of the Board of Directors be also a member of a Board of Directors' Committee, the bonus of RUR 40 thousand shall be paid to him in addition to his quarterly remuneration; a member of the Board of Directors shall not be at the same time a member of more than two Committees of the Board of Directors.

This bonus for the Chairman of a Board of Directors' Committee shall be rated by a raising factor 1.25.

The Issuer's Annual General Shareholders' Meeting held on June 27, 2006 adopted the following resolutions (Minutes № 17 of June 27, 2006):

To approve the following rates of deductions for calculation of the annual remuneration to be paid to the members of the Board of Directors elected at the present Meeting :

0.26% of the Company's EBITDA for the reporting year as per the Company's IFRS 2006 financial statements;

0.78% of the Company's net profit allocated to dividend payment according to 2005 financial results.

According to the Provisions on the Company's Management Board approved by the Extraordinary General Shareholders' Meeting on January 21, 2003 (Minutes # 13) and amended on June 30, 2004

(Minutes of the Annual General Shareholders' Meeting # 15), June 27, 2006 (Minutes of the annual General Shareholders' Meeting # 17) size of remuneration and its distribution among the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company.

According to the Provisions on the Remuneration to the Company's Management Board approved by the Board of Directors on September 6, 2005 (Minutes # 6) remuneration to the members of the Management Board shall be paid on the basis of performance results for each quarter. Total amount of a quarterly remuneration to the members of the Management Board shall be determined by the resolution of the Board of Directors of the Company but shall not exceed 150,000 rubles to each member of the Management Board for a quarter.

Size of remuneration shall be calculated on the basis of the following characteristics:

- ***execution of the basic planned economic parameters of the Company's budget;***
- ***fulfillment of the decisions taken by General Shareholders' Meetings and Board of Directors of the Company;***
- ***quality of preparation of materials for the Board of Directors meetings.***

The item on definition of the size of quarterly remuneration to the Management Board shall be without fail considered by the Personnel and Rewards Committee of UTK"s Board of Directors.

The sum of quarterly remuneration to the Management Board determined by the resolution of the Board of Directors shall be distributed equally among the members of the Management Board.

The Board of Directors can take a decision on reduction of the total amount of quarterly remuneration to each membership of the Management Board being in office during the quarter. Total amount of such reduction may reach 100% of the maximal size of quarterly remuneration to the members of the Company's Management Board.

In addition, members of the Board of Directors and the Management Board of the Issuer who are the employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operations, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

General Shareholders' Meeting may terminate Powers of several or all members of the Auditing Commission before the appointed time.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for–book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Data on the system of internal control over financial and economic activity of the Issuer:

Data on Internal Audit Department:

Period of work: *created on 27.05.2003.*

Key specialists:

1. *Podgornaya Ljubov Yurievna – Director of the Internal Audit Department.*
2. *Demchenko Marina Ivanovna – Head of the audit section.*

Basic functions of the Internal Audit Department:

Organization of integrated audit of financial and economic activity of the Company, its branches and structural units according to the standing orders approved by the Management Board. Integrated audit in the Company's branches shall be planned so that the specialists of the General Management can visit all branches of the Company minimum once in 3 years.

Performing audit in the General Directorate and the branches of the Issuer in accordance with the schedule of audit approved by the Board of Directors.

Experts of the Internal Audit Department and specialists engaged for carrying out audit must reveal mistakes, discrepancies and illegal actions during financial and economic operations transacted by the Company.

Sampling audit of financial and management reports of the Company, analysis of their reliability, estimation of timeliness of the reporting and its presentation.

Carrying out of unannounced inspections of cash departments and cash discipline in order to strengthen the system of internal control over safe keeping of money resources.

Performing sampling audit according to the programs approved by the director of the Internal Audit Department as well as sampling inventories to exercise control over safe keeping and effective usage of the Company's assets.

Participating in audit of subsidiaries as engaged specialists.

Working out recommendations and instructions on performing audit, specialized checks and integrated audit of financial and economic activity.

Preparation of proposals on elimination of infringements revealed during audit, inspections of tax and other state authorities (information of all sections of the internal audit Department, services and departments of General management and branches is integrated).

Control over fulfillment of plans aimed at elimination of the revealed infringements.

Carrying out of the independent analysis of financial and economic activity of the Company, its branches and structural divisions in all directions determined by the internal audit department.

Development of the programs of training and information seminars in order to eliminate typical infringements revealed during audit, integrated and tax inspections. Preparing information for

realization of actions aimed at optimization of taxation.

Monitoring of expenditures of means, funds for different projects or programs, sampling analysis of incomes and costs.

Preparing consultations on tax matters addressed to Chief Accountant, work check-up by the accounts services.

Preparation of the Company for external audit within its term of reference; analysis of work reports of external Auditors of the Company; making recommendations on elimination of the infringements revealed by auditors.

Regular work within the framework of any projects. Definition and analysis of possible external and internal risks during development and introduction of new projects in the Company and during the conclusion of contracts. Development of recommendations allowing to reduce the risk of separate operations or to minimize possible losses.

Gathering and analysis of information on the state of risk management system. Risks database maintenance.

Carrying out sampling inspections aimed at revealing and liquidation of debts and deficiencies, periodic control over fulfillment of obligations by the Company and its contractors.

Supervision of work of the personnel in the sphere of finances; control over the work of internal audit department in the branches.

Making reports on the done work, analytical and staff reports, opinions of experts.

Accountability of the Internal Audit Department:

The Internal Audit Department is functionally subordinate to the Board of Directors and administratively – to the General Director of the Company.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

Presentation of the results of audits to the Management Board and results of work – to the Board of Directors of the Company, preparation of documents for work of the Board Audit Committee, informing the management on the audit results after and during the audit.

Interaction with the external auditor of the Issuer:

Measures on elimination of the infringements affecting reliability of the accounting reports, conducting meetings, discussing the results of audit performed by the Auditor of the Company and informing the branches on typical infringements.

Data on availability of the Issuer's internal document on protection of internal (inside) information.

Full text of the current version of the "Provisions on the procedure for using information on the activities of Public Joint –Stock Company "Southern Telecommunications Company" or on its securities and transactions with them, unavailable to the general public, whose illegal use or disclosure may have a material effect on the market value of securities of Public Joint –Stock Company "Southern Telecommunications Company", approved by the Board of Directors of "UTK" PJSC, Minutes № 40 of June 29, 2005, can be viewed on the corporate website http://www.stcompany.ru. .

5.5. Information on the Members of the Auditing Commission

Frolov Kirill Viktorovich (Chairman)

Year of birth: *1977*

Education: *higher education*

Positions held during the last 5 years:

Period	Company	Position held
2000 – 2001	LLC "A-Hold"	auditor
2001 – till now	"Svyazinvest" OJSC	Deputy Director of Internal Audit

Period	Company	Position held
		Department
2002-2002	"Amursvyaz" OJSC	Member of the Board of Directors
2006 – till now	"UTK" PJSC	Chairman of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Loshakov Dmitry Anatolievich

Year of birth: ***1975***

Education: ***higher education***

Positions held during the last 5 years (including as a by-worker):

Period	Company	Position held
2000 – 2002	CJSC "Unicon/MS consulting group"	Expert, consultant
2002 - 2003	OJSC "Rospechat"	Head of the Monitoring Department
2003 – till present time	"Svyazinvest" OJSC	Senior specialist of the section for investment projects of the Economic planning and budgeting Department
2005 – till now	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Feoktistova Natalia Vladimirovna

Year of birth: ***1966***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1998 - 2000	"Svyazinvest" OJSC	Senior specialist
2000 - 2004	"Svyazinvest" OJSC	Chief specialist
2001 - 2002	OJSC "Electrosvyaz" of the Ulianovsk region	Member of the Board of Directors
2001 - 2002	"Kirovelectrosvyaz" OJSC	Member of the Board of Directors
2004 - 2005	"Svyazinvest" OJSC	Head of the group for work with associated companies
2005 – till present time	"Svyazinvest" OJSC	Head of the section of analysis and improvement of the legislation
2006 - till present time	"Dalsvyaz" OJSC	Member of the Board of Directors
2006 - till present time	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2006 - till present time	"Mobitel" CJSC	Inspector
2005 - 2006	"Volgatelecom" OJSC	Member of the Auditing Commission
2005 - 2005	"Informatsionnie tehnologii svyazi" OJSC	Member of the Board of Directors
2004 - 2006	"Mobiltelecom" OJSC	Member of the Board of Directors
2006 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Zubova Tatiana Yurievna

Year of birth: ***1960***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
1994 - 2002	RAO «EES Rossii»	Head of accounting reports section of Accounting Department
2003 – 2004	"Svyazinvest" OJSC	Chief specialist of the methodology section of Accounting Department
2004 - till present time	"Svyazinvest" OJSC	Deputy head of the methodology section of Accounting Department
2005 - till present time	"Volgatelecom" OJSC	Member of the Auditing Commission
2005 - 2006	"Startcom" CJSC	Auditor
2005 - 2006	"Yeniseytelecom" CJSC	Member of the Auditing Commission

Period	Company	Position held
2006 – till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Ganeeva Alla Aljbertovna

Year of birth: ***1951***

Education: ***higher education***

Positions held during the last 5 years:

Period	Company	Position held
2000 – till present time	"Svyazinvest" OJSC	Head of the section of technical maintenance of telecommunication networks
1996 - 2002	OJSC "Electrosvyaz" of the Kaliningrad region	Chairman of the Board of Directors
1999 – 2002	OJSC "Svyazinform" of the Mordovia Republic	Chairman of the Board of Directors
2003 – till present time	"Dalsvyaz" OJSC	Member of the Management Board
2005 - till present time	"Volgatelecom" OJSC	Member of the Management Board
2006 - till present time	"UTK" PJSC	Member of the Auditing Commission

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.5.1. Specialists of the Internal Audit Department:

Podgornaya Ljubov Yurievna

Date of birth: ***1964***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2002	"RCAU Audit Alyans" Ltd	Chief auditor
2002 – 2004	"UTK" PJSC	Head of the Section of Internal Audit
2004 – 2005	"UTK" PJSC	Head of the Section of methodology and risk management
2005- till now	"UTK" PJSC	Director of the Internal Audit Department

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Demchenko Marina Ivanovna
Date of birth: ***1957***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
till 2002	"Maxima" Ltd.	Chief auditor
2002-2003	"Firm "ROS-Audit" Ltd	Senior auditor
2003 – 2004	"UTK" PJSC	Senior auditor
2004- 2005	"UTK" PJSC	Acting head of the audit section
2005 – till now	"UTK" PJSC	Head of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options

owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Marienko Tatiana Petrovna
Date of birth: ***1958***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2001	"Audit firm "Egida" Ltd.	Auditor
2001-2004	"ROS-Audit" Ltd	Auditor
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kior Yevgenia Anatolyevna
Date of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2003	"Agropromaudit" CJSC	Accountant-expert
2003-2004	"Unicon" CJSC (Krasnodar branch)	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Lants Alexander Borisovich
Date of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998 - 2003	"Account-Yug" Ltd.	Legal adviser
2003-2004	"BDO Unicon" CJSC	Expert
2004 – till now	"UTK" PJSC	Auditor

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Kramarenko Antonina Anatolievna
Date of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001-2005	"CMTO" CJSC	Chief accountant
2005 – till now	"UTK" PJSC	Senior specialist of the Audit Section

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Balyakina Oksana Aleksandrovna
Date of birth: ***1978***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	"Audit Alyans" LLC	Auditor
2002 – till now	"UTK" PJSC	Senior specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Parfyonova Zhanna Arkadievna
Date of birth: ***1983***
Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2003 - 2005	"FinCon" LLC	Auditor
2005 - 2006	Krasnodar branch of Impeksbank	Inspector on credits
2006 – till now	"UTK" PJSC	Specialist of the Section of methodology and risk management

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options

owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Data on the Amount of all kinds of remuneration paid by the Issuer during the last complete financial year for Each of the Issuer's Control Body over the Financial and Economic Activities and data on existing agreements in respect of remunerations in the current fiscal year.

Description	Salary	Bonus	Commission, benefits, reimbursement of expenses and other property provisions	Total
2005				
Members of the Auditing Commission, RUR	927,053	174,267	1,882,913	2,984,233
Specialists of the Internal Audit Department, RUR*	1,482,598	326,224	66,309	1,875,131

** Amount of remuneration paid to L. Yu. Podgornaya who was the member of the Auditing Commission and the Internal Audit Department in 2005 is included in the specified amount of remuneration paid to the members of the Auditing Commission. Amount of remuneration paid to I. V. Prokofieva who was the member of the Management Board and the Auditing Commission in 2005 is included in the specified amount of remuneration paid to the members of the Management Board*

According to item 7.4. of the Provisions on the Auditing Commission of "UTK" PJSC, approved by the General Shareholders' Meeting of 30 May 2001 (Minutes № 10 of 30.05.2001) and amended by the General Shareholders' Meetings of June 21,2002 (Minutes № 12) and of June 30, 2004 (Minutes № 15), remuneration to each member of the Auditing Commission during execution of his duties shall be paid quarterly in the amount of 150,000 rubles. Quarterly remuneration to the Chairman of the Auditing Commission shall be rated by a raising factor 1.3. Remuneration for the quarter in which the Auditing Commission has been re-elected shall be paid to the members of the Auditing Commission in proportion to the time worked in the quarter.

Members of the Auditing Commission who are employees of "Southern Telecommunications Company" PJSC shall receive salaries and bonuses according to the Collective Agreement of "UTK" PJSC.

Specialists of the Internal Audit Department of "Southern Telecommunications Company" PJSC receive salaries and bonuses according to the staff list of "UTK" PJSC.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Average number of workers (employees) of the Issuer including employees working in its branches and representative offices, as well as the size of deductions for wages and social security:

Description	2Q 2006
Average payroll number of employees,	35,584

people	
Share of the Issue's employees having higher education, %	28.25
Wages fund, RUR ths	1,063,338
Social expenditures, RUR ths	265,839
Total expenses, RUR ths	1,329,177

Data are presented according to the form of the statistical reporting 1-T (Annual) pursuant to the Instruction on structure of wage fund and social payments approved by the decision of Goskomstat of the Russian Federation № 116 of 24.11.2000 as agreed with Economic Development Ministry of the Russian Federation, Ministry of Labor of the Russian Federation, the Central Bank of Russia.

In 1H2006 the average number of employees decreased by 6.4% over !H2005. This change of the staff size in the period under report is not essential for the Issuer and is due to planned staff cuts.

The information on the employees (workers) of the Issuer having considerable impact on its financial and economic operations:

There are no such employees.

Trade-union body of the Issuer.

The Krasnodar regional territorial trade-union organization of telecommunications workers of the All-Russian trade union of the Russian Federation. On 6 October 1999 the first constituent conference of the trade-union organization was held.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund).

Share of participation in the authorized capital (unit investment fund) of the Issuer (number of the Issuer's ordinary shares – joint-stock company), which can be acquired by employees (workers) of the Issuer under agreements or obligations of the Issuer concerning the possibility of Issuer's workers (employees) participation in its authorized capital (unit investment fund):

There are no such agreements or obligations.

Data on granting or possibility of granting of the Issuer's options to employees (workers) of the Issuer:

There are no such agreements or obligations.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on Total Number of Shareholders of the Issuer:

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: *25,576*

Total number of nominal holders of issuer's shares: *22*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as

data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: ***Investitsionnaya Kompaniya Svyazi - Open Joint-Stock Company***

Abbreviated registered name: ***"Svyazinvest" OJSC***

TIN: ***7710158355***

Place of business: ***str., 2, 55 Plyushchikha, Moscow, Russia, 119121***

Share in the Issuer's authorized capital: ***38.16 %***

Share of the Issuer's common shares owned by the shareholder: ***50.69%***

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: ***Federal agency on federal property management***

Abbreviated registered name: ***Federal agency on federal property management***

TIN: ***7710542402***

Place of business: ***9 Nikolsky per., Moscow, 103685***

Share in the authorized capital of the Issuer's shareholder (participant): ***75 % - 1 share***

Voting stock share: ***75 % - 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

Full registered name: ***MUSTSCOM LIMITED***

Abbreviated registered name: ***Mustcsom Ltd***

TIN: ***not applied***

Place of business: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***

Share in the authorized capital of the Issuer's shareholder (participant): ***25% + 1 share***

Voting stock share: ***25% + 1 share***

Share in the Issuer's charter capital: ***none***

Share of the Issuer's common stock: ***none***

6.2.2. Full registered name: ***Depository Clearing Company - Private Joint –Stock Company (nominal holder)***

Abbreviated name: ***"DCC" ZAO***

Mailing address: ***31/B, Shabolovka Str, building 4, Moscow, 115162***

Phone: ***(095) 956-09-99***

Fax: ***(095) 232-68-04***

e-mail: ***dcc@dcc.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-06236-000100 issued by the RF FCSM on October 9, 2002, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***489,212,109***

6.2.3. Full registered name: ***UBS Nominees Private Company (nominal holder)***

Abbreviated name: ***"UBS Nominees" CJSC***

Place of business: ***2, Paveletskaya Pl., building 2, Moscow, 115054***

Phone: ***(095) 258-52-00***

fax: ***(095) 725-41-70***

e-mail: ***custody@brunswickubs.com***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-04885-000100 issued by the RF FCSM on 13.03.2001, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***142,368,898***

6.2.4. Full registered name: ***Closed Joint –Stock Company Commercial bank "CITYBANK" (nominal holder)***

Abbreviated name: ***CJSC CB "Citibank"***

Location: ***8-10, Gashek Str., Moscow, 125047***

Phone: ***(095) 725-67-36***

Fax: ***(095) 251-46-58***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-02719-000100 issued by the RF FCSM on 01.11.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***87,714,320***

6.2.5. Full registered name: ***"ING BANK (EVRASIA) ZAO" (Closed Joint –Stock Company) (nominal holder)***

Abbreviated name: ***" ING BANK (EVRASIA) ZAO " (CJSC)***

Location: ***36, Krasnoproletarskaya Str., Moscow, Russia, 127473***

Phone: ***(095) 755-54-00***

Fax: ***(095) 755-54-99***

e-mail: ***mail@ibimos.ru***

Information about the license of the professional participant of the securities market:

License for depository activity № 177-03728-000100 issued by the RF FCSM on 07.12.2000, unlimited

Number of ordinary shares of the Issuer registered in the register of the Issue's shareholders under the name of this nominal holder, shares: ***259,884,339***

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer:

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00028%***

Manager of the block: ***Regional state specialized organization "Fund of State Property of the Krasnodar Krai"***

Location: ***176, Krasnaya Str., Krasnodar, 350020***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): ***0.09190%***

Manager of the block: ***Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"***

Location: ***9, Leninsky prospect, Moscow, 109049***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share') its term of validity:

no such special right is provided

Share of the Issuer's authorized capital owned by the state (municipality): ***0.00031%***

Manager of the block: ***Administration of Federal Mail Service of the Volgograd Region***

Location: ***9, Mira Str., Volgograd, 400066***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'), its term of validity:

no such special right is provided

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

Any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder established by the Charter of the issuer, which is a joint-stock company:

The Charter of the issuer has provided for no such restrictions.

Any restrictions of the share of foreign parties participation in the authorized capital of the issuer established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation:

there are no such restrictions

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of annual General Shareholders' Meeting: 31.05.2000			
Cut-off date: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of annual General Shareholders' Meeting: 30.05.2001 Cut-off date: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4.07	5.43
Date of annual General Shareholders' Meeting: 21.12.2001			
Cut-off date: 05.11.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
Date of Annual General Shareholders' Meeting: 21.06.2002 Cut-off date: 03.05.2002			

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.00	50.67
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7.26	9.68
Date of annual General Shareholders' Meeting: 21.01.2003			
Cut-off date: 21.11.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 25.06.2003 Cut-off date: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Date of Annual General Shareholders' Meeting: 30.06.2004 Cut-off date: 14.05.2004			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U.	CJSC "Leader" (Pension fund assets management company) D.U.	5.84	5.46
Date of Annual General Shareholders' Meeting: 30.06.2005 Cut-off date: 11.05.2005			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.27	7.40
Fenway Services Limited	Fenway Services Limited	4.20	5.57
Date of Annual General Shareholders' Meeting: 27.06.2006 Cut-off date: 11.05.2006			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38.16	50.69
Closed Joint –Stock Company "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	CJSC "Leader" (Pension fund assets management company) D.U. NPF "Gasfond"	7.35	7.50
JP MORGAN CHASE BANK N.A.	JP MORGAN CHASE BANK N.A.	5.84	7.76
FIM Securities Ltd	FIM Securities Ltd	4.01	5.32

6.6. Data on Related-Party Transactions Made by the Issuer

Information on effected interest party transactions approved by each governing body of the Issuer:

Description	2nd quarter of 2006

Description	2nd quarter of 2006
Total number of transactions	21
Total amount of transactions, RUR	120,160,573.4

Price of transaction cannot be determined under some contracts.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date***: there have been no such transactions in the second quarter of 2006***

Information on the related-party transactions effected by the Issuer:

Description	2Q2006
Total amount of transactions, RUR	120,160,573.4

Price of the transaction cannot be determined under some contracts.

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Description	2Q2006
Accounts receivable, total, RUR	1,785,165,000
Overdue accounts receivable, total, RUR	151,923,000

Information on the structure of the accounts receivable of the Issuer with the indication of the time of obligations execution:

As of June 30, 2006.

Type of accounts receivable	Period in which the debt arises	
	within 1 year	more than 1 year
Accounts receivable from buyers and customers, RUR	1,231,700,000	644,000,
Including overdue, RUR	112,819,000	x
notes receivable, RUR	0	0,
Including overdue, RUR	0	x
debts of participants (founders) by contributions to the authorized capital, RUR	0	0,
Including overdue, RUR	0	x
advances distributed, RUR	120,886,000	0,
Including overdue, RUR	15,351,000	x
Other debtors, RUR	417,768,000	14,168,000
Including overdue, RUR	23,753,000	x
Receivables, total, RUR	1,770,354,000	14,811,000
Including overdue, RUR		x

Information on debtors for which account no less than 10 percent of the total debts:

There are no such debtors.

Receivables from social organizations for tariff compensation of expenses connected with providing

telecom services to privileged customers amounted to 483,112,248 rubles as of 30 June 2006.

VII. The Issuer's Accounts and Reports and Other Financial Information

7.1. The Issuer's Annual accounts and reports

Annual accounting reports of the Issuer are not to be included in the quarterly report for the second quarter.

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

See Annex 2 (Forms 01, 02)

7.3. Issuer's Consolidated Accounts for the Last Completed Fiscal Year

See Annex 4.

7.4. Data on the Accounting Policy of the Issuer

See Annex 3

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export any services

7.6. Value of Issuer's Immovable property and Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Description	30.06.2006
Total value of immovables, RUR	42,376,554,547
Depreciation charges, RUR	63,638,403

Information about the estimation of immovable property.

During 12 months before the date of the end of the quarter under report, no valuation of immovables owned or leased by the Issuer on a long-term basis.

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

In July 2005 the Ministry of Finance of the Russian Federation advanced a claim to the Issuer concerning the repayment of debts due to Vnesheconombank valued at 28,200,871.31 Euro as of June 30, 2006.

Sanctions imposed on the Issuer: ***none***

The Issuer negotiates with representatives of the Ministry of Finance of the Russian Federation on re-structuring of the specified debts.

The parties agreed to settle the claim through amicable agreement which is now being prepared for signing. The hearing of the case has been postponed till October 16, 2006.

In 4Q2005 "UTK" PJSC brought the case before the arbitration court to contest tax authorities' claim, namely, Decision N 9 of 16 December 2005 resulting in back-tax claim N198 (ref. N58-11-09/7257) of 21 December 2005 issued to "Southern Telecommunications Company" PJSC. According to the Decision underpaid taxes amounted to 677,979,856.04 rubles and the amount of penalties interest made 240,261,304.64 rubles; the underpaid taxes and penalties should be paid till 30 December 2005. At present the hearing of the case has been transferred to 13 September 2006. Similar tax claims were received by "Dalsvyaz" OJSC and "CenterTelecom" OJSC. Analysts believe that the problem belongs not to the Company but to the telecommunication sector and should be solved at the corresponding administrative level.

VIII. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (rubles): ***1, 297, 779, 384.66***

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2,960,512,964	0.33	976,969,278.12	75.280074
Preferred stock	972,151,838	0.33	320,810,106.54	24.719926
TOTAL	3,932,664,802	0.33	1,297,779,384.66	100.00000

Data on the part of the Issuer's shares circulating outside the Russian Federation:

Category of stock circulating outside the Russian Federation: ***ordinary shares***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: ***7.62 % (as of 30.06.2006).***

Name and location of the foreign issuer whose securities certify the rights in respect of the Issuer's shares of the respective category:

Name: ***" JPMorgan Chase Bank "***

Location: ***Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom***

Brief description of the program (type of program) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities permitted for circulation outside the Russian Federation is 2,102,078,765 shares; their total nominal value reaches 693, 685, 992.45 rubles.

Data on obtaining permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation:

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation is permitted in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to UTK's registered non-documentary ordinary shares.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted on the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	**CUSIP (WKN)**	**ADR ticker**	**ISIN**
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount and structure of the authorized capital as at the beginning of the period, RUR	**Name of the Issuer's governing body which took the decision on the change of the authorized capital**	**Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken**	**Amount of the authorized capital after the change, RUR**	**Character of the change**
2000 - no changes				
2001 – no changes				
		2002		
506,142, 862.50 Common stock: 1,150,323,325 Total volume (RUR): 379,606,697.25 Share in the authorized capital: 75.00 % Preferred stock: 383,442,925 Total volume (RUR): 1 265 361 65.25 Share in the authorized capital: 25.00 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
		2003		

Amount and structure of the authorized capital as at the beginning of the period, RUR	Name of the Issuer's governing body which took the decision on the change of the authorized capital	Date and number of the minutes of the meeting (session) of the Issuer's governing body at which the decision on the change of the authorized capital was taken	Amount of the authorized capital after the change, RUR	Character of the change
1,297,779,384.66 Common stock: 2,960,512,964 Total volume (RUR): 976,969,278.12 Share in the authorized capital: 75.28 % Preferred stock: 972,151,838 Total volume (RUR): 320,810,106.54 Share in the authorized capital: 24.72 %	Board of Directors	Minutes of the Board of Directors №16 of 18.11.2002	1,297,779,384.66	Conversion at reorganization
2004– no changes				
2005– no changes				
2Q2006 – no changes				

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Name of the fund: ***pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund.***
Size of the fund stipulated by the constituent documents: ***5 percent of the legal capital.***

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

RUR ths

Description	30.06.2006
The fund's size in money terms, RUR	64,889,000
The fund's size in % of the charter capital, %	5
Restitution of the fund during the year, RUR	-
Reserve funds used during the year, RUR	-
Purpose of the reserve fund usage	-

Other funds from the Company's net income have not been created.

8.1.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: ***General Shareholders' Meeting***

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be given not later than 30 days before its opening. Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification of the

Extraordinary General Shareholders' Meeting shall be made not later than 50 (fifty) days before the meeting.

Should an Extraordinary General Shareholders' Meeting be convened upon request of the Company's Auditing Commission, Auditor as well as of any shareholder or group of shareholders owning at least 10 percent of the Company's voting shares, notice of the Extraordinary General Shareholders' Meeting should be given not later than 20 days before its opening.

The Company aims at notifying about holding a shareholders meeting not later than 30 days from the date of the meeting irrespective of the questions, included into agenda, if greater terms are not stated by the law.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative; demand of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

Request on convening the Extraordinary General Shareholders' Meeting shall include information provided by Article 55 of the Federal Law "On Joint Stock Companies". Proposal on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting being included into the request on calling the Extraordinary General Shareholders' Meeting shall follow the provisions set by Article 53 of the Federal Law "On Joint Stock Companies".

Requests on holding the Extraordinary General Shareholders' Meeting shall be considered received from the shareholders or their proxies who signed them.

Should the request on holding the Extraordinary General Shareholders' Meeting be send by non-registered letter or other non-registered mail, date at the postmark confirming the date of receiving shall be considered the date of making the request. Should the request on holding the Extraordinary General Shareholders' Meeting be send by registered letter or other registered mail, date of its delivery to the addressee (provided that a signed acknowledgement of receipt is obtained) shall be considered the date of making the request.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months after the termination of the fiscal year.

When preparing the General Shareholders' Meeting the Board of Directors of the Company shall determine:

- *Form of the General Shareholders' Meeting;*
- *Date, venue and time of the General Shareholders' Meeting as well as postal address for delivery of duly executed voting papers, in case the General Shareholders' Meeting being held by absentee voting – cut-off date of receiving the voting instruction cards and postal address for delivery of duly executed voting papers;*
- *Starting time of registration of the shareholders entitled to take part in the General Shareholders' Meeting;*
- *Cut-off date (date of making list of the shareholders entitled to take part in the General Shareholders' Meeting);*
- *Agenda of the General Shareholders' Meeting;*
- *Type (types) of preferred shares granting their holders the right to vote on the agenda issues of the General Shareholders' Meeting;*
- *Procedure for informing the shareholders on the General Shareholders' Meeting;*
- *List of information and materials to be submitted to shareholders when preparing the General Shareholders' Meeting and order of their presentation.*
- *Form and wording of a voting instruction card*

Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares shall be held within the 40-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

Should the agenda of Extraordinary General Shareholders' Meeting to be convened at the request of the Auditing Commission, the Company's Auditor as well as of any shareholder or group of shareholders that owns 10 percent or more of the Company's total number of voting shares include the issue on election of the Board of Directors, the Extraordinary General Shareholders' Meeting shall be held within the 70-days period from the date of presenting the request to hold an Extraordinary General Shareholders' Meeting.

When the number of the Board of Directors members becomes less than the quorum sufficient for conducting the Board of Directors meetings, Extraordinary General Shareholders' Meeting to be convened upon the decision of the Company's Board of Directors on the basis of its own initiative in order to consider the issue on election of the Board of Directors shall be held within 70-days period from the date of taking the decision by the Board of Directors to hold it.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Proposals on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, and the requests on calling the Extraordinary General Shareholders' Meeting shall be delivered:

by mail to the address (seat) of the personal executive organ of the Company contained in the Single State Register of Legal Entities;

personally (provided that a signed acknowledgement of receipt is obtained) to the person acting as the Company's individual executive body, Chairman of the Company Board of Directors, Corporate Secretary of the Company or any other person being authorized to receive the written correspondence addressed to the Company;

by facsimile transmission.

If the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies elected by the General Shareholders' Meeting is sent by mail, date at the postmark confirming the date of sending shall be considered the date of making the proposal.

When the proposal on the issues to be inserted in the agenda of the Annual General Shareholders' Meeting and on nominating candidates to the Company's bodies to be elected by the General Shareholders' Meeting, or the request on calling the Extraordinary General Shareholders' Meeting is delivered personally (provided that a signed acknowledgement of receipt is obtained), date of such delivery shall be considered the date of making the proposal or request.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the Issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address (-es) indicated in the notification of the General Shareholders' Meeting:

- annual financial accounts and statements, including the auditor report and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;

- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;

- draft internal regulations of the Company;

- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;

- draft resolutions of the General Shareholders' Meeting;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
1	"Armavir Communication Facilities Plant" Closed Joint-Stock Company-Branch Establishment	"Armavir Communication Facilities Plant" CJSC	1a, Urupskaya St., Armavir, Krasnodar Region, 352903	100	100	none	none
2	Closed Joint-Stock Company "Yugsvyazstroy"	CJSC "Yugsvyazstroy"	110/1, Ayvazovskogo St., Krasnodar, 350040	100	100	none	none
3	Open Joint-Stock Company "Health-care center "Orbita"	"Health-care center "Orbita" OJSC	Village Olginka, Tuapse district, Krasnodar Krai 352840	100	100	none	none
4	"Intmashservice" Company with Limited Liability	"Intmashservice" LLC	8, Golubinskaya Str., Volgograd, 400131	100	-	none	none
5	"Factorial-99" Company with Limited Liability	"Factorial-99" LLC	47, Bratskiy per., Rostov-on-Don 344082	100	-	0.00005 %	none
6	"UTK-Finance" Company with Limited Liability	"UTK-Finance" LLC	66, Karasunskaya St., Krasnodar 350000	100	-	none	none
7	Open Joint –Stock Company "Kuzminov Stavtelecom"	OJSC "Kuzminov Stavtelecom"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	100	100	none	none
8	Closed Joint –Stock Company Teleradiokompaniya "Foton"	CJSC TRK "Foton"	30, Zheleznodorozhnaya St., Krasnodar, Krasnodar krai, 350033	50.5	50.5	none	none
9	Company with Limited Liability Creative Association "Accent"	TO"Accent" LLC	68, Krasnoarmeiskaya St., Krasnodar, Krasnodar krai, 350000	51	51	none	none
10	Closed Joint –Stock Company "Volgograd-GSM"	CJSC "Volgograd-GSM"	19d, Kommunisticheskaya St., Volgograd, 400131	50	50	0.015	0.004
11	Closed Joint –Stock Company "Stavropolskaya sotovaya svyaz"	CJSC "SSS"	10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035	50	-	none	none
12	Closed Joint –Stock Company "TeleRoss-Volgograd"	CJSC "TeleRoss-Volgograd"	16, Mira Str., Volgograd 400 131	50	50	none	none
13	Closed Joint –Stock Company "TeleRoss-Kubanelectrosvyaz"	CJSC "TeleRoss-Kubanelectrosvyaz"	51, GimnazicheskayaSt., Krasnodar, 350000	50	50	none	none
14	Closed Joint –Stock Company "ZanElCom"	CJSC "ZanElCom"	Office 2, 7, Novolesnaya Str., Moscow 103055	45	45	none	none
15	"Yug-Giprosvyaz" Company with Limited Liability	"Yug-Giprosvyaz" LLC	67, Gagarin Str., Krasnodar 350062	24	-	none	none

№	Full registered name	Abbreviated registered name	Location	The Issuer's stockholding in the authorized capital of the company, %	Share of the company's common stock owned by the Issuer, %	The company's stockholding in the authorized capital of the Issuer, %	Share of the Issuer's common stock owned by the company, %
16	Closed Joint –Stock Company "Telekompania IR"	CJSC "Telekompania IR"	2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007	23.5	23.5	none	none
17	Closed Joint –Stock Company "Kabardino-Balkarski GSM"	CJSC "Kabardino-Balkarski GSM"	14, pr. Shogentsukova, Nalchik, 360051	20	20	none	none
18	Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"	CJSC "Karachaevo-CherkesskTeleSot"	147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000	20	20	none	none
19	Closed Joint –Stock Company of Russian documental communication "Rostelegraph"	CJSC "Rostelegraph"	7, Tverskaya Str., Moscow 103375	15.68	15.68	none	none
20	Joint –Stock Commercial Bank "Krasnodarbank"	AKB "Krasnodarbank"	70, Karasunskaya St., Krasnodar, 350000	13.5	13.5	none	none
21	Closed Joint –Stock Company "Startcom"	"Startcom" CJSC	6, 2nd Spasonalikovski per., Moscow 117909	11.1	11.1	none	none
22	Open Joint –Stock Company "Informatsionnie tekhnologii svyazi"	"Svyazintech" OJSC	Building 2, 55, Plyushchikha Str., Moscow, 119121	11	11	none	none
23	Closed Joint –Stock Company, Astrakhan TV and Radio Broadcasting Independent Company "TRANK"	CJSC "TRANK"	3, Studencheskaya Str., Astrakhan 414004	10	10	none	none
24	"Astrakhan-Page" Company with Limited Liability	"Astrakhan-Page" LLC	16, Trusova Str., Astrakhan 414000	10	-	none	none
25	Closed Joint –Stock Company "Nalchikskaya Sotovaya Set"	CJSC "NSS"	14, pr. Shogentsukova, Nalchik, 360051	6	6	none	none

8.1.6. Data on Material Transactions Effected by the Issuer

Any material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction:

In 2Q2006 material transactions the amount of commitments under which is 10 and more percent of the balance value of the issuer's assets were not concluded.

8.1.7. Data on Credit Ratings of the Issuer

Information on assignment to the Issuer and-or securities of the Issuer of a credit rating (ratings) during the last 5 completed financial years:

Object of assigning the credit rating: ***Issuer***

a) Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "CCC+" according to international standards

Long-term corporate credit rating "ruBB" according to Russian standards

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	Long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Upgrade of long-term corporate credit rating to 'B-' from 'CCC+'.
06.08.2003	Assignment of long-term corporate credit rating "ruBBB" according to Russian standards
10.02.2004	Outlook of UTK ratings was changed from "Stable" to "Negative". "B-" long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was confirmed. Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB" to "ruBBB-".
02.02.2005	Long-term corporate credit rating of "Southern Telecommunications Company" PJSC according to international standards was decreased from "B-" to "CCC+". Russia national scale rating of PJSC "Southern Telecommunications Company" was decreased from "ruBBB-" to "ruBB".
26.09.2005	Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupont Highway,Dover, Kent county, Delaware, USA***.

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to

those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

On 26th September 2005 Standard & Poor's revised its outlook on "UTK" PJSC to Stable from Negative due to the Company's ability to stabilize its financial profile shown in first-half-2005. At the same time Standard & Poor's affirmed its «CCC+» long-term corporate credit rating and "ruBB" Russia national scale and senior unsecured debt ratings on the Company.

According to Standard & Poor's analysts, outlook revision reflects UTK's showing noticeable improvements in its operating and financial performance during 2005 as the Company stuck to its promised focus on cost control, much reduced capital spending and profitability enhancements.

The ratings, however, remain constrained by the Company's weak liquidity position, significant debt levels, limited business diversification, and uncertainties associated with industry restructuring. These risks are moderated by UTK's solid market position, its improving operations, progress in the regulation of local tariffs, and growth potential.

Stable outlook reflects Standard & Poor's expectation that UTK's continuing focus on stringent cost and cautious approach to capital investments – combined with increasing EBITDA and cash flow generation will help the Company to stabilize its financial profile.

On 2 February 2005 Standard & Poor's downgraded the credit rating of "Southern Telecommunications Company" PJSC according to international scale from «B-» to «CCC+»; outlook «Negative» (according to Russia national scale - from ruBBB to ruBB).

On 10.02.2004 Standard and Poor's changed the outlook of UTK ratings from "Stable" to "Negative" that reflected expectations of the rapid growth of a negative operating cash flow and debt obligations in 2003.

At the same time Standard and Poor's confirmed its "B-" long-term credit rating of "UTK" PJSC according to international scale, but decreased Russia national scale credit ratings of the Company and its senior unsecured bond issues from "ruBBB" to "ruBBB-".

Credit analyst of Standard and Poor's Pavel Kochanov noted: "Increase in a negative free operating cash flow and debt obligations has exceeded initial expectations of Standard and Poor's; similar changes in financial position of "UTK" PJSC can be continued in 2004 ".

The aggressive investment policy is aimed at essential increase in revenues from traditional telecommunications services and new non-regulated telecommunications services, however Standard and Poor's believes, that impact of capital investments on revenue growth and profitability of the Company in the next several years are uncertain at the given stage. Demand for new telecommunications services due to which the Company expects to increase proceeds, and also revenue growth from extension of the subscriber base can appear not so optimistic.

On August 6, 2003 Standard & Poor's assigned its "ruBBB" Russia national scale rating to "Southern Telecommunications Company" PJSC. At the same time Standard & Poor's assigned its "ruBBB" Russia national scale rating to "UTK" PJSC proposed Russian ruble 1.5 billion senior unsecured bond issue due 2006. The proceeds from the bond issue will be used to finance RUR 5 billion capital expenditure program in 2003 which will further upgrade the company's outdated network and expand its network capacity.

The ratings continue to be supported by "UTK" PJSC dominant market share as the main

provider of essential telecoms services in the southern region-of-the-Russian Federation and progress in enabling the provision of a wider range of higher-quality services. Standard & Poor's expects "UTK" PJSC to increase its debt to a manageable level without materially weakening its financial profile and ability to service its debt obligations.

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that the company can return to free operating cash flow generation in the medium term as network investments are completed.

б) Credit rating as at the expiry date of the quarter under report:

Long-term national- scale credit rating of Baa3 (rus).

Short-term Russia- scale credit rating of RUS-3.

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Interfax Rating Agency in association with Moody's Investors Service assigned a long-term national- scale credit rating of Baa3 (rus) and short-term rating of RUS-3 to "Southern Telecommunications Company" PJSC.
12.07.2005	A long-term national- scale credit rating of Baa3 (rus) of "Southern Telecommunications Company" PJSC was changed to Baa3.ru due to introduction of a new national-scale rating system

Full registered name of organization that assigned the credit rating: ***private Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Issuer's credit rating expresses the current opinion on its ability and intention to service its debt in full and in due time.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into

consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

в) Credit rating as at the expiry date of the quarter under report:

B3 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	B3 senior implied rating (Outlook – "Stable)
23.06.2005	The ratings were confirmed.

Full registered name of organization that assigned the credit rating: ***Moody`s Investor Services Ltd.***

Abbreviated registered name: ***Moody`s***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- *State support (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;*
- *Degree of the state regulation of the market. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;*
- *Competitive Environment. The principle is to estimate the potential of the regional market;*
- *Management potential. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);*
- *Management strategy. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;*
- *Diversification strategy. The principle is to reveal the signs of the business diversification;*
- *Financial management. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*
- *Financial showing. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*
- *Stock market strategy. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

- Object of assigning the credit rating: *bonds*

a) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15,2003; November 28, 2003***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
10.02.2004	"ruBBB-" Russia national scale rating and "B-" long-term corporate credit rating according to international standards were assigned
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
26.09.2005	"ruBB" Russia national scale rating and "CCC+" long-term corporate credit rating according to international standards were confirmed. Outlook of UTK ratings was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:
Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA.***

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter

parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

b) Type, category, series, form and other descriptors of the securities: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-07-00062-A***

Date of state registration: ***August 17,2004***

Credit rating as at the date of expiry of the quarter under report:

Long-term corporate credit rating "ruBB" according to Russia national scale with Stable outlook

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
02.02.2005	Russia national scale rating was decreased from "ruBBB-" to "ruBB". Long-term corporate credit rating according to international standards was decreased from "B-" to "CCC+". Outlook "Negative".
26.09.2005	"ruBB" Russia national scale rating and "CCC+" long-term corporate credit rating according to international standards were confirmed. Outlook was changed from "Negative" to "Stable".

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: ***615 South Dupon Highway, Dover, Kent, Delaware, USA.***

Brief description of the method of assigning the credit rating:

Standard & Poor's Russian national credit rating scale serves issuers, insurers, counter parties, intermediaries and investors in the Russian financial market by providing both Debt Credit Ratings which apply to a specific debt instrument, and Enterprise Credit Ratings which apply to an obligor (i.e., borrower, guarantor, insurer, or other provider of credit enhancement). The Russian national credit rating scale uses Standard & Poor's global rating symbols with the addition of "ru" prefix to denote "Russia" and the scale's focus on Russian financial markets. The criteria employed for determining ratings on the Standard & Poor's Russian National Scale are broadly similar to those employed on the Standard & Poor's Global Scale.

However, certain direct sovereign risk considerations weigh less heavily on the Standard & Poor's Russian National Scale than on the global scale. For example, some types of sovereign risk considerations that can adversely affect all Russian obligors equally are not considered within the bounds of Standard & Poor's National Scale. Indeed, sovereign risk is examined only in a local

context relative to the credit risk of other Russian obligors. As a result, the Standard & Poor's Russian National Scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

Other information about the credit rating specified at the Issuer's own discretion:

No additional information.

c) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the date of approval of the Emissive prospectus:

Long-term national scale credit rating Baa3 (rus)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
12.04.2004	Long-term national scale credit rating Baa3 (rus) was assigned
12.07.2005	Long-term national scale credit rating Baa3 (rus) was confirmed

Full registered name of organization that assigned the credit rating: ***Closed Joint –Stock Company "Interfax Rating Agency"***

Abbreviated registered name: ***CJSC "RA Interfax"***

Location: ***building 1, 2, 1-st Tverskaya-Yamskaya Str., Moscow, 127006***

Brief description of the method of assigning the credit rating:

Credit rating of a bonded issue or type of the company's bonded issues expresses the current opinion on its credit status relating to such bonded issue/type of bonded issues.

Interfax rating agency (IRA) assigns credit ratings to the Russian companies according to national scale of the agency. Credit rating of IRA is an instrument allowing local investors to differentiate credit risks of various Russian borrowers as well as their obligations. Such borrowers and obligations can turn out to be indistinguishable when using international ratings, which take into consideration country risks. IRA national scale credit ratings do not take into account some country risks, in particular, risk of introduction of governmental restrictions on transfer of foreign currency abroad, as well as other system-defined risks relating equally to all borrowers in Russia.

Credit rating of a separate obligation (bonded issue) cannot coincide with the company's credit rating because it must take into account the issue's structure, degree of security of the rights of the creditor under the obligation, credit status of underwriters of the bonded issue. If the bond issue is objectively secure enough, that is, provides for certain forms of risks reduction such as, for example, reliable security, then credit rating of the obligation can be higher than the rating of the borrower.

Quantitative analysis plays an important role when assigning credit rating to a company, however assignment of a credit rating is not reduced to application of some universal formula including a number of quantity indicators. IRA pays special attention to qualitative analysis of existing and future credit risks to which companies and their obligations are subject. Experts of IRA make their final opinion on a company's credit status on the basis of the qualitative analysis of risk factors and possible changes in the environment of the company's activity which may result in the company's default on its obligations. Great attention is paid to comparison of the company being under rating procedure with other companies of the sector and-or special group of companies. The main object of the analysis is the company's ability to generate cash flow sufficient for financing urgent investments, dividend payments and debt service.

When assigning a credit rating, experts of IRA usually rely on the information about the activity of a company being under rating procedure including on its financial accounts for the last 3-5 years as well as use corresponding forecasts both of a company's specialists and of its own.

The basic aspects of the analysis of companies' credit status are the following:

- ***sector risks,***
- ***political and regulatory risks,***
- ***market position of the company and its business efficiency,***
- ***management quality,***
- ***ownership structure,***
- ***financial risk.***

Other data on the credit rating specified by the Issuer at its own discretion:

Credit ratings have been assigned in association with international rating agency Moody's Investors Service.

The rating reflects UTK' s strong position on the telecommunications market of the Southern Federal District; the company's strengthening position on the fast-growing and lucrative segment of the market for new communications services; improved technical condition of networks; and opportunity to receive support from the state. The rating is constrained by government tariff regulation, aggressive investment policy, growing competition from alternative telecoms providers.

d) Type, category, series, form and other descriptors of the securities: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody, series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***

State registration No. of the securities issue: ***4-05-00062-A, 4-06-00062-A***

Date of state registration: ***August 15, 2003; November 28, 2003***

Credit rating as at the expiry date of the quarter under report:

Caa1 senior implied rating (Outlook – "Stable)

History of changes of the credit rating for the last 5 complete financial years preceding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	**Credit rating**
26.07.2004	Caa1 senior implied rating (Outlook – "Stable)
23.06.2005	Caa1 senior implied rating (Outlook – "Stable) was confirmed

Full registered name of organization that assigned the credit rating: ***Moody's Investor Services Ltd.***

Abbreviated registered name: ***Moody's***

Location: ***2 Minster Court, Mincing Lane, London, EC3R 7XB, UK***

Brief description of the method of assigning the credit rating:

Rating methodology consists in expressing the opinion of the rating agency whether an issuer is able to pay its debts in due time and revealing the stable cash flow to debt ratio. Rating methodology includes the following main criteria:

- ***<u>State support</u> (participation of the state in the Company). The principle is to analyze a degree of participation of the state in the Company. Companies which are completely privatized as well as state corporations are not supported;***
- ***<u>Degree of the state regulation of the market</u>. The principle partly follows from the previous one – influence of the state regulation can not correspond with the conditions of the market economy;***
- ***<u>Competitive Environment</u>. The principle is to estimate the potential of the regional market;***

- ***Management potential**. The principle is to estimate the ability of the management to make correct decisions in the conditions of the market dynamics (market adaptation);*
- ***Management strategy**. The principle – the strategy should reflect viability of the approved plans of the Company, taking into account every possible risks;*
- ***Diversification strategy**. The principle is to reveal the signs of the business diversification;*
- ***Financial management**. The principle is to control the conformity of made (planned) capital investments with the amount of attracted funds;*
- ***Financial showing**. The principle – the higher the indicators providing duly debt services (debt + interest), the better. Regular costs control and outstripping growth of revenues over expenses.*
- ***Stock market strategy**. The principle is the ability of the Company to generate its own sources of circulating assets (as the factor of the liquidity growth).*

The Company's credit rating is determined on the basis of analysis and combination of the given principles.

Other information about the credit rating specified at the Issuer's own discretion:
No other information

8.2. Data on Each Category of Issuer's Shares

Category: ***ordinary***

Form: ***registered non-documentary***

Face value, ***RUR: 0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):
2,960,512,964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***130,814,345***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***1-03-00062-A (state registration numbers of associated issues: 1-04-00062-A, 1-05-00062-A, 1-06-00062-A, 1-07-00062-A, 1-08-00062-A, 1-09-00062-A, 1-10-00062-A, 1-11-00062-A, 1-12-00062-A, 1-13-00062-A).***

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;

- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: ***preferred***

Type: ***A***

Form: ***registered non-documentary***

Face value, RUR: ***0.33***

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.):
972,151,838

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: ***0***

Number of declared shares: ***32,711,532***

Number of shares on the issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options: ***0***

Data on the state registration of the issue:

Date of state registration: ***09.09.2003 (dates of the state registration numbers of associated issues: 27.12.1997, 15.08.2002).***

State registration No: ***2-03-00062-A (state registration numbers of associated issues: 2-04-00062-A, 2-05-00062-A, 2-06-00062-A, 2-07-00062-A, 2-08-00062-A, 2-09-00062-A, 2-10-00062-A, 2-11-00062-A, 2-12-00062-A).***

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;

- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;

- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.

- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;

- to alienate the shares held by him without consent of the Company and other shareholders;

- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;

- to sell his shares to the Company in case the Company decided to buy them;

- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- *Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).*

- *Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- *Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.*

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of individuals and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:
Data on the state registration of the report on the results of the issue:
Registration date: 26.02.2002
State registration was made by: FCSM of Russia

8.3. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Form of securities: ***bonds***
Series: ***K-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Other identifications of securities: ***none***
Date of registration:***15.08.2002***
Registration number: ***4-01-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):
Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***K-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-02-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Par value of one security of the issue, RUR: ***500***
Total number of the issued securities, bonds: ***500***
Total value of the issue, RUR: ***250,000***

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-1***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-03-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***3,566***
Par value of one security of the issue, RUR: ***2,500***
Total value of the issue, RUR: ***8,915,000***

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2002 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

Form of securities: ***bonds***
Series: ***C-2***
Type: ***interest-bearing***
Form of securities: ***registered non-documentary***
Date of registration:***15.08.2002***
Registration number: ***4-04-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***20.12.2002***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***6***
Par value of one security of the issue, RUR: ***300***
Total value of the issue, RUR: ***1,800***

Maturity period:
Launch date: 01.10.2005
Expiry date: 01.11.2005

Grounds for redemption of securities of the issue (execution of obligations under securities, conversion in connection with placement of securities of another issue, declaration of the securities' issue invalid or frustrated, other):

Execution of obligations under the securities.

8.3.2. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: ***11,500,000***
Total nominal value of bonds being in circulation (not redeemed), RUR: ***11,500,000,000***

Form of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***15.08.2003***
Registration number: ***4-05-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***21.10.2003***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***1,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:

A Bondholder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.4 of the decision on the issue.

A Bondholder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bondholder is entitled to freely sell or otherwise dispose the Bond.

A Bondholder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bondholder is entitled to exercise his rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bondholder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) ***coming into effect court decision on the Issuer's bankruptcy;***
2) ***taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;***
3) ***coming into effect court decision on the Underwriter's bankruptcy;***
4) ***taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;***
5) ***not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the Decision on the bond issue;***
6) ***other case prescribed by the laws of the Russian Federation.***

A Bondholder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bondholder is entitled to exercise other rights provided for by the laws of

the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center» Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03431-0000100

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent, which is:

Full registered name: "National Depositary Center» Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds is made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bondholder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bondholder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption. Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners, as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favor of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Launch date	**Expiry date**	
1. Coupon: first		
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	The size of each coupon income is determined according to the following formula: Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 %), Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual; T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon was fixed during the auction on the first day of the bond placement at the size of 14.24%.
2. Coupon: second		
Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.
3. Coupon: third		
Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Method of determination of the coupon income under the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.
4. Coupon: fourth		
Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupon.
5. Coupon: fifth		
Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon
6. Coupon: sixth		
Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period	Period (date) of coupon income payment	Date of making up the list of Bond owners for

			payment of coupon income
Launch date	**Expiry date**		

1. Coupon: first

Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner.is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bondholder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income). Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds. As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners. If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds. Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favor of owners and Holders of Bonds.

2. Coupon: second

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day	Expiry date of the sixth coupon is the 1092nd	Date of the sixth coupon income payment is the	Payment of the coupon income on bonds are

from the first day of the bond placement.	day from the first day of the bond placement.	1092nd day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary, previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 02 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***28.11.2003***
Registration number: ***4-06-00062-A***
State registration authority performing the registration: ***FCSM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***19.03.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Commission on Securities' Market of Russia***
Total number of the issued securities, bonds: ***1,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***1,500,000,000***

Rights granted by each security of the issue to their holders:
Each bond shall grant its holder equal scope of rights.

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 9.3 of the decision on the bond issue.

3. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms specified by the Decision on the bond issue and the Prospectus on Bonds.

If the Issuer refuses to fulfill its obligations on bond issue in order and terms specified by the Decision on the bond issue, a Bondholder is entitled to advance a claim to the Issuer in the arbitration court.

4. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (a default, a technical default) security in the form of underwriting is provided according to item 9.7. and item 12.2. of the Decision on bond issue and item 56.11. and item 56.14 of the Prospectus on the bond issue. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 1.5 billion rubles and the cumulative coupon income under Bonds. The size of commitments secured by the Underwriter cannot exceed 2400000000 (Two billion four hundred million) rubles. The Underwriter shall not be responsible for compensation of the Owners' legal costs incurred during the arbitration and other losses of Owners and / or penalties caused by default or inadequate execution by the Issuer of its obligations on payment of par value of Bonds and / or coupon income under Bonds.

The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 56.14.of the Prospectus on the bond issue. Rights on the Bond are transferred to the

new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to return his investments in case the bond issue is declared ineffective or invalid in accordance with the legislation of the Russian Federation.

6. A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bondholders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary:

Full registered name: *Non-commercial partnership "National Depositary Center"*

Abbreviated name: *NDC*

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

License number: *177-03431-000100*

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

Repayment of Bonds shall be carried out in money terms in currency of the Russian Federation by cashless settlement.

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: Joint-stock commercial bank " ROSBANK " (open joint-stock company)

Abbreviated name: OJSC AKB " ROSBANK "

Location: 11, Masha Poryvaeva Str., Moscow, 107078

Postal address: mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya» not later than 10 (ten) working days prior to such actions.

Bonds are to be redeemed at their par value on the1 092nd (one thousand and ninety second) day from the launch date of the bonds placement

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that a bondholder who is a depositor of NDC is authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners including the below mentioned data.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1 092nd (one thousand and ninety second) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond.

Coupon period		Coupon income
Launch date	**Expiry date**	

1. Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement. Time of fixing interest rate on the first coupon and conclusion of transactions is determined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter

On the date of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall submit orders for the Bond acquisition through the trading system of MICEX. Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the Bonds at the price of 100 percent of their par value and the corresponding number of Bonds which potential buyers are ready to acquire if the Issuer fixes the interest rate on the first coupon higher or equal to that specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource on their accounts in the MICEX Clearing system, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders and send it to the Issuer.

All the submitted orders are to be considered by the Issuer. Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them and inform the Underwriter and MICEX about it.

The Underwriter shall publish a notice on the size of the interest rate under the first coupon using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - a launch date of the first coupon period; T1 – an expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market

		section (9.25% per annum). The Auction shall start and end on the launch day of the bond placement.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Launch date of the second coupon is the 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon being the 364th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3. Coupon: The interest rate on the third coupon has been set at 12%per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the launch date of the fourth coupon being the 546th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - a launch date of the third coupon period; T3 – an expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4. Coupon: The interest rate on the fourth coupon has been set at 12%per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon being the 728th day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond;

		C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a launch date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

5. Coupon: The interest rate on the fifth coupon has been set at 10.5%per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon being the 910th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a launch date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6. Coupon: The interest rate on the sixth coupon has been set at 10.5%per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a launch date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a

		mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: Annual interest rate on the first coupon was fixed during the auction on the launch day of the bond placement (9.25% per annum)			
Launch date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the launch date of the second coupon being the 182nd day from the first day of the bond placement.	Date of the first coupon income payment is the 182nd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and Holders of the Bonds, made on the Date of making up the list of owners and Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of coupon

income under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of coupon income under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of coupon income payment happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

2. Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the launch date of the third coupon period being the 364th day from the first day of the bond placement.	Date of the second coupon income payment is the 364th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: The interest rate on the third coupon has been set at 12%per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the third coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the third	Expiry date of the third	Date of the third coupon	Payment of the coupon

coupon is 364th day from the first day of the bond placement.	coupon is the launch date of the fourth coupon period being the 546th day from the first day of the bond placement.	income payment is the 546th day from the first day of the bond placement.	income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: The interest rate on the fourth coupon has been set at 12% per annum (Minutes of the Board of Directors № 22 of January 21, 2005). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the second coupon payment.

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the launch date of the fifth coupon period being the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: The interest rate on the fifth coupon has been set at 10.5 %per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the launch date of the sixth coupon period being the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: The interest rate on the sixth coupon has been set at 10.5% per annum (Minutes of the Board of Directors № 23 of January 20, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value and brought to the notice of Bond Owners through publication in newspapers "Vedomosti" or "Izvestiya" or "Kommersant" or any other mass media not later than 10 (ten) working days prior to the date of the fourth coupon payment.

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon coincides with the maturity date and is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. List of the Bond owners and nominal holders made up for Bonds redemption is used for the sixth coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 03 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***17.08.2004***
Registration number: ***4-07-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***11.11.2004***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***3,500,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***3,500,000,000***

Rights granted by each security of the issue to their holders:
The Bonds represent direct and pure obligations of "Southern Telecommunications Company" PJSC (hereinafter referred to as "Issuer").

1. A Bondholder is entitled to get the face value of the Bond when the Bond is retired.

2. A Bondholder is entitled to get the interest of the Bond face value (coupon yield) after termination of each coupon period.

3. In case of non-fulfillment by the Issuer of obligations under Bonds or delay in their fulfillment (including a default, a technical default according to item 9.7. and item 12.2. of the Decision on bond issue and item 9.1.2. e) and item 9.1.2. 3) of the Prospectus on the bond issue) security in the form of underwriting is to be provided. The Underwriter carries liability before Bond owners under obligations of the Issuer to pay total par value of the Bonds amounting to 3.5 (three and a half) billion rubles and the cumulative coupon income under Bonds.

4. The owner of Bonds is entitled to make claims to the company with limited liability "UTK-Finance" in accordance with the conditions of underwriting specified in item 12.2. of the Decision on bond issue and item 9.1.2. z) of the Prospectus on the bond issue. Rights on the Bond are transferred to the new owner (purchaser) together with all rights provided by the Underwriter.

5. A Bond Owner is entitled to get back his investments in case the bond issue is declared ineffective or invalid.

6. A Bondholder is entitled to demand repayment of Bonds by the Issuer in cases and on terms

specified by the Decision on the bond issue and the Prospectus on Bonds.

7. ***A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation.***

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

INN: ***7706131216***

Phone: ***(095) 232-05-27***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer, which is:

Full registered name: ***Joint-stock commercial bank " ROSBANK " (open joint-stock company)***

Abbreviated name: ***OJSC AKB " ROSBANK "***

Location: ***11, Masha Poryvaeva Str., Moscow, 107078***

Postal address: ***mailbox 208, 11, Masha Poryvaeva Str., Moscow, 107078***

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in order and terms specified in Article 11 of the Decision on the bond issue and Article 2.9. of the Prospectus of the Bonds.

Bonds are to be redeemed at their par value on the 1 830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

If the maturity date happens to be week-end, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds shall be carried out in currency of the Russian Federation by cashless settlement in favor of the Bond Holders. It is presumed that nominal holders of the Bonds being depositors of NDC are authorized to receive amounts from the Bond redemption.

Repayment of Bonds is made for the benefit of Holders of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the maturity date (further under the text - " Date of making up a list of owners and nominal Holders of Bonds).

Obligations on Bonds redemption are executed by the Issuer for the benefit of the Bond owners on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the Maturity Date NDC depositor who is not authorized by the clients to receive amounts from the Bond redemption shall provide NDC with the List of the Bond owners and/or nominal holders of the Bonds including the below mentioned data.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- ***full name/first name, middle initial, last name the owner of Bonds;***
- ***number of the Bonds owned;***
- ***full name of the person, authorized to receive the redemption sums under Bonds;***
- ***location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;***
- ***essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;***

- *Tax-payer's Identification number (TIN) of the Bond Owner;*
- *tax status of the Bond Owner.*

If a Bond Owner is a juridical person – non-resident:

- *personal identification number (IIN) – if any.*

If a Bond Owner is a natural person:

- *kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;*
- *number of the certificate of the state retirement insurance of the Bond Owner (if any);*
- *Tax-payer's Identification number (TIN) of the Bond Owner (if any);*
- *date, month and year of birth of the Bond Owner.*

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and/or nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the Maturity Date NDC provides the Issuer and the Payment agent with the list of owners and/or nominal Holders of the Bonds, made on Date of making up the list of owners and/or nominal Holders of Bonds including the following data:

a) Full name of the person, authorized to receive the redemption sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;

- The name of bank in which the account is open;

- The correspondent account of bank in which the account is open;

- Bank identification code (BIK) and Taxpayer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds.

Bond Owners, their authorized persons including depositors of NDC are obliged to provide all necessary information to NDC and independently control the completeness and actuality of the data provided by them to the Depositary, they bear all the risks related to non-provision/untimely provision of such information.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on Bond redemption. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution

and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

On the basis of the list of Bond Owners and/or nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond redemption amounts.

Not later than 3 (three) working days before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond redemption amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

The Maturity date:

The first day of the Maturity date:

the 1,830th (one thousand eight hundred and thirtieth) day from the starting date of the bonds placement.

The last day of the Maturity date:

Coincides with the first day of the Maturity date.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Starting date	Expiry date	

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction held in the MICEX Stock market section among the potential buyers of the Bonds on the starting day of the bond placement (12.3%).

On the date of the Auction the members of the Stock Market Section of MICEX (hereinafter referred to as the Section Members) shall submit target orders for the Bond acquisition with T0 code through the trading system of MICEX in compliance with the Securities Trading Rules of MICEX and other regulatory documents of MICEX both at their own expense and at the expense and on behalf of their client. Time and procedure for submission of orders for participation in the auction on determination of the first coupon interest rate are defined by the Moscow Interbank Currency Stock Exchange as agreed with the Issuer and-or the Underwriter. The members of the Stock Market Section of MICEX shall submit orders for the Bond acquisition to the Underwriter.

Each order shall include the interest rate under the first coupon at which potential buyers are ready to acquire the number of Bonds specified in the order. Interest rate on the first coupon specified in the order shall be expressed as annual interest rate to the 100-th share of percent.

By the beginning of the Auction the members of the Stock Market Section of MICEX participating in the Auction shall have to reserve money resource, sufficient for full payment of the Bonds specified in the orders for purchase including MICEX commission fee.

The orders, which do not conform, to the above-mentioned conditions are not allowed to take part in the Auction.

After the period of submission of the orders for the Auction expires, members of the Stock Market

Section of MICEX cannot withdraw the submitted orders.

After the period of submission of the orders for the Auction expires, MICEX shall make a joint register of the submitted orders for the Issuer and/or Underwriter.

The joint register of the submitted orders shall include all terms specified in each order, namely: the price of acquisition, number of securities, date and time of the order's reception as well as the name of the Member of the Section who submitted the order. The joint register of the submitted orders shall be approved by the Financial Consultant in the equity market.

Individual executive body of the Issuer shall make decision on the size of the annual interest rate under the first coupon on the basis of total number of the submitted orders and the interest rates on the first coupon indicated in them. The Issuer shall inform the MICEX about such decision in written form not later than 30 minutes prior to its sending to a news agency. After sending notification on the size of the interest rate under the first coupon to a news agency the Issuer informs the Underwriter about the size of the interest rate under the first coupon. The Underwriter informs all members of the MICEX Stock Market Section about the size of the interest rate under the first coupon fixed by the Issuer using MICEX Trading system by means of e-mail to all members of the MICEX Stock Market Section.

The information on the interest rate under the first coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183d day from the first day of the bond placement.	The size of the first coupon income per one Bond is determined according to the following formula: KD = C1*N * (T1 – T0)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C1 - the size of the interest rate of the first coupon, in percentage annual; T0 - starting date of the first coupon period; T1 – expiry date of the first coupon period. The size of coupon income for the first coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon.

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon being the 366th day from the first day of the bond placement.	The size of the second coupon income per one Bond is determined according to the following formula: KD = C2*N * (T2 – T1)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C2 - the size of the interest rate of the second coupon, in percentage annual; T1 - a launch date of the second coupon period; T2 – an expiry date of the second coupon period. The size of coupon income for the second coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a

		mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

3rd **Coupon:** The interest rate on the third coupon shall be equal to the interest rate for the first coupon.

Starting date of the third coupon is 366-th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon being the 549th day from the first day of the bond placement.	The size of the third coupon income per one Bond is determined according to the following formula: KD = C3*N * (T3 – T2)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C3 - the size of the interest rate of the third coupon, in percentage annual; T2 - starting date of the third coupon period; T3 – expiry date of the third coupon period. The size of coupon income for the third coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

4th **Coupon:** The interest rate on the fourth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon being the 732nd day from the first day of the bond placement.	The size of the fourth coupon income per one Bond is determined according to the following formula: KD = C4*N * (T4 – T3)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C4 - the size of the interest rate of the fourth coupon, in percentage annual; T3 - a starting date of the fourth coupon period; T4 – an expiry date of the fourth coupon period. The size of coupon income for the fourth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). the interest rate for the first coupon.

5th **Coupon:** The interest rate on the fifth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the

interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon being the 915th day from the first day of the bond placement.	The size of the fifth coupon income per one Bond is determined according to the following formula: KD = C5*N * (T5 – T4)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C5 - the size of the interest rate of the fifth coupon, in percentage annual; T4 - a starting date of the fifth coupon period; T5 – an expiry date of the fifth coupon period. The size of coupon income for the fifth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

6th **Coupon:** The interest rate on the sixth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is 915-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon being the 1 098th day from the first day of the bond placement.	The size of the sixth coupon income per one Bond is determined according to the following formula: KD = C6*N * (T6 – T5)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C6 - the size of the interest rate of the sixth coupon, in percentage annual; T5 - a starting date of the sixth coupon period; T6 – an expiry date of the sixth coupon period. The size of coupon income for the sixth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

7th **Coupon:** The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the	Expiry date of the sixth	The size of the seventh coupon income per one Bond is

seventh coupon is 1 098th day from the first day of the bond placement.	coupon period is the starting date of the eighth coupon being the 1 281st day from the first day of the bond placement.	determined according to the following formula: KD = C7*N * (T7 – T6)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C7 - the size of the interest rate of the seventh coupon, in percentage annual; T6 - starting date of the seventh coupon period; T7 – expiry date of the seventh coupon period. The size of coupon income for the seventh coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon period is the starting date of the ninth coupon being the 1 464th day from the first day of the bond placement.	The size of the eighth coupon income per one Bond is determined according to the following formula: KD = C8*N * (T8 – T7)) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C8 - the size of the interest rate of the eighth coupon, in percentage annual; T7 - starting date of the eighth coupon period; T8 – expiry date of the eighth coupon period. The size of coupon income for the eighth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

9TH Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon period is the starting date of the tenth coupon being the 1 647th day from the first day of the bond placement.	The size of the ninth coupon income per one Bond is determined according to the following formula: KD = C9*N * (T9 – T8)) / (365/100 %), Where, KD - size of the coupon income on each Bond;

		N - face-value of one Bond; C9 - the size of the interest rate of the ninth coupon, in percentage annual; T8 - starting date of the ninth coupon period; T9 – expiry date of the ninth coupon period. The size of coupon income for the ninth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is 1647-th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	The size of the tenth coupon income per one Bond is determined according to the following formula: KD = C10*N * (T10 – T9) / (365/100 %), Where, KD - size of the coupon income on each Bond; N - face-value of one Bond; C10 - the size of the interest rate of the tenth coupon, in percentage annual; T9 - starting date of the tenth coupon period; T10 – expiry date of the tenth coupon period. The size of coupon income for the tenth coupon is to be determined to within one kopeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change).

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		**Period (date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Starting date	**Expiry date**		

1st Coupon: Annual interest rate on the first coupon is to be fixed during the auction on the starting day of the bond placement

Starting date of the first coupon is the first day of the bond placement.	Expiry date of the first coupon is the starting date of the second coupon being the 183rd	Date of the first coupon income payment is the 183rd day from the first day of the bond placement.	Payment of coupon income on bonds are made for the benefit of owners of Bonds being

	day from the first day of the bond placement.	If the date of the coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	those as of the end of business day of NDC, previous to the 7 (seventh) working day before the date of payment of the coupon income on Bonds (hereinafter – Date of making a List of Bond owners and/or Bond nominal Holders).

Procedure of Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by a payment agent upon instructions and at the expense of the Issuer. Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order for the benefit of owners of Bonds. It is presumed that a nominal bondholder who is a depositor of NDC is authorized to receive amounts from the Bond yield (coupon) payment.

Bond Owners, their authorized persons including depositors of NDC independently control the completeness and actuality of the data provided by them to the Depositary and bear all the risks related to non-provision/untimely provision of such information. Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. The Issuer fulfils the obligations under the Bonds on the basis of the NDC's data. In such a case obligations of the Issuer are considered executed in full and properly. If the essential elements of bank account and other information necessary for execution by the Issuer of its obligations under Bonds, provided by a Bond owner or Bond Holder or available in the Depositary, do not allow the Payment agent to transfer money resources in due time such delay cannot be considered as a delay of execution of obligations under Bonds, and a Bond owner has no right to claim extra interest or any other compensation for such delay in payment. In cases stipulated by the Agreement with NDC the Issuer is entitled to demand confirmation of such data by information from the Register.

Coupon income payment is made for the benefit of owners of the Bonds being those as of the end of working hours of NDC, previous to the seventh business day before the date of the coupon payment. Obligations on coupon income payment are executed by the Issuer on the basis of the List of owners and/or nominal Holders of Bonds presented by NDC.

Not later than 6 (six) working days prior to the date of coupon income payment NDC depositor who is not authorized by the clients to receive amounts from coupon income on the Bonds shall provide NDC with the List of the Bond owners including all the essential elements mentioned below in the List of the Bond Owners and/or Nominal Holders.

If the Bond Owners who authorized a nominal holder to receive amounts from the Bond redemption are non-residents and-or physical persons, the nominal holder is obliged to specify the following information about such persons in the list of Bond Owners:

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individual persons) and postal address of the Bond Owner including postal code;
- essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a juridical person – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is a natural person:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;

- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and nominal Holders of Bonds declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and nominal Holders of Bonds.

If the rights of an owner to Bonds are transferred to a nominal holder and a nominal holder is authorized to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a nominal holder.

If the rights of an owner to Bonds are not transferred to a nominal holder or a nominal holder is not authorized by a Bond owner to receive amounts from the Bond redemption, then a person authorized to receive amounts from the Bond redemption is understood as a Bond owner.

Not later than 4 four) working days prior to the date of coupon income payment NDC provides the Issuer and the Payment agent with the List of owners and nominal Holders of the Bonds, made on the Date of making up the list of owners and nominal Holders of Bonds including the following data:

a) A full name of the person, authorized to receive the coupon income sums under Bonds.

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the nominal Holder of Bonds, authorized to receive the sums of coupon income under Bonds;

c) Location and postal address of the person, authorized to receive the sums of coupon income under Bonds;

d) Essential elements of the bank account of the person, authorized to receive the sums of coupon income under Bonds, namely:

- Number of the account;
- The name of the bank in which the account is open;
- The correspondent account of the bank in which the account is open;
- Bank identification code (BIK) and Tax-payer's Identification number (TIN) of the bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of coupon income under Bonds;

f) The tax status of the person authorized to receive the sums of coupon income under Bonds.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, the Issuer bears no responsibility for untimely or undue execution of obligations on coupon income payment on Bonds. It is the Owner of Bonds who takes the risks of damages in case of untimely or incomplete submission of the above-mentioned data.

Should the said data fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the NDC's data.

On the basis of the list of Bond Owners and nominal Holders, provided by NDC, the Payment Agent calculates the amounts of money to be paid to each person authorized to receive Bond coupon income amounts.

Not later than 3 (three) working days before the date of coupon income payment under Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

As at the date of coupon income payment the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of coupon income under Bonds for the benefit of the Bond Owners.

If one person is authorized to receive Bond coupon income amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

2nd Coupon: The interest yield for the second coupon will be equal to the interest rate for the first coupon

Starting date of the second coupon is the 183rd day from the first day of the bond placement.	Expiry date of the second coupon is the starting date of the third coupon period being the 366th day from the first day of the bond placement.	Date of the second coupon income payment is the 366th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7

		any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	(seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3rd Coupon: The interest yield for the third coupon will be equal to the interest rate for the first coupon.

Starting date of the third coupon is the 366th day from the first day of the bond placement.	Expiry date of the third coupon is the starting date of the fourth coupon period being the 549th day from the first day of the bond placement.	Date of the third coupon income payment is the 549th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4th Coupon: The interest rate on the fourth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fourth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fourth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fourth coupon is the 549th day from the first day of the bond placement.	Expiry date of the fourth coupon is the starting date of the fifth coupon period being the 732nd day from the first day of the bond placement.	Date of the fourth coupon income payment is the 732nd day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5th Coupon: The interest rate on the fifth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the fifth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the fifth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the fifth coupon is the 732nd day from the first day of the bond placement.	Expiry date of the fifth coupon is the starting date of the sixth coupon period being the 915th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 915th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6th Coupon: The interest rate on the sixth coupon has been set at 10.9% per annum (Minutes of the Board of Directors № 28 of March 24, 2006). The interest rate on the sixth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the third coupon payment. Information on the interest rate on the sixth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the sixth coupon is the 915th day from the first day of the bond placement.	Expiry date of the sixth coupon is the starting date of the seventh coupon period being the 1 098th day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1 098th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment			

7th Coupon: The interest rate on the seventh coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the seventh coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the seventh coupon is the 1 098th day from the first day of the bond placement.	Expiry date of the seventh coupon is the starting date of the eighth coupon period being the 1 281st day from the first day of the bond placement.	Date of the seventh coupon income payment is the 1 281st day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the seventh coupon income payment is the same as that of the first coupon income payment			

8th Coupon: The interest rate on the eighth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the eighth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the eighth coupon is the 1 281st day from the first day of the bond placement.	Expiry date of the eighth coupon is the starting date of the ninth coupon period being the 1 464th day from the first day of the bond placement.	Date of the eighth coupon income payment is the 1 464th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the eighth coupon income payment is the same as that of the first coupon income payment			

9th Coupon: The interest rate on the ninth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the ninth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the ninth coupon is the 1 464th day from the first day of the bond placement.	Expiry date of the ninth coupon is the starting date of the tenth coupon period being the 1 647th day from the first day of the bond placement.	Date of the ninth coupon income payment is the 1 647th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment

		due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the ninth coupon income payment is the same as that of the first coupon income payment			

10th Coupon: The interest rate on the tenth coupon shall be fixed by the Issuer in numerical value after the state registration of the Report on the results of the bond issue, not later than 10 (ten) working days prior to the date of the sixth coupon payment. Information on the interest rate on the tenth coupon shall be disclosed in terms and order stipulated in item 11 of the Decision on the bond issue and item 2.9 of the Emissive Prospectus of the securities.

Starting date of the tenth coupon is the 1 647th day from the first day of the bond placement.	Expiry date of the tenth coupon coincides with the maturity date and is the 1830th day from the first day of the bond placement.	Date of the tenth coupon income payment is the 1 830th day from the first day of the bond placement. If the date of coupon income payment happens to be weekend, holiday or any other day off in the Russian Federation, the due sum shall be paid out on the first business day after the day off. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of NDC, previous to the 7 (seventh) working day before date of payment of the coupon income on Bonds.
Procedure of coupon income payment: Procedure of the tenth coupon income payment is the same as that of the first coupon income payment			

Kind of security: ***underwriting***

Form of securities: ***bonds***
Series: ***04***
Type: ***interest-bearing***
Form of securities: ***certificated pay-to-bearer***
Full name of the bond issue: ***series 04 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody***
Date of registration:***24.11.2005***
Registration number: ***4-08-00062-A***
State registration authority performing the registration: ***FSFM of Russia***
Information about state registration of the report on the issue's results:
Date of registration:***12.01.2006***
State registration authority performing the registration of the report on the issue's results: ***Federal Service on Financial Markets of Russia***
Total number of the issued securities, bonds: ***5,000,000***
Par value of one security of the issue, RUR: ***1,000***
Total value of the issue, RUR: ***5,000,000,000***

Rights granted by each security of the issue to their holders:
1. For common shares, the exact provisions of the Charter of the joint-stock company on the rights granted by common shares to shareholders shall be stated: Not applicable for this type of securities.

2. For preferred shares, the exact provisions of the Charter of the joint-stock company on the rights granted by preference shares to shareholders shall be stated: Not applicable for this type of securities

3. For bonds the securities, the rights granted by the bonds to their holders shall be stated:

A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining and payment being described in Clause 9.3. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular.

In case of Issuer's failure to fulfill or to duly fulfill the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Underwriter) with the appropriate demand.

The Underwriter of 04-series Bond issue is Company with Limited Liability «UTK-Finance».

The Bond with the security in the form of a surety of "UTK-Finance" LLC grants to its holder all the rights ensuing from such security according to the security conditions determined in Clause 12.2. of the Decision on the bond issue and in Clause 9.1.2. of the securities Offering Circular. The title to the secured Bond being transferred, the new Owner (acquirer) also receives the rights ensuing from such security. Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are set up in Clause 9.7 of the Decision on the bond issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the bond issue and the securities Offering Circular.

A Bond holder is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the placement shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the bond issue in compliance with the legislation of the Russian Federation.

A Bondholder is entitled to exercise other rights provided for by the laws of the Russian Federation .

Depositary:

Full registered name: ***Non-commercial partnership "National Depositary Center"***

Abbreviated name: ***NDC***

Headquarters: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow***

Postal address: ***building 4, 1/13, Sredniy Kislovskiy pereulok, Moscow, 125009***

TIN: ***7706131216***

Tel.: ***(095) 232-05-27***

License number: ***177-03431-000100***

Date of license registration: ***4.12.2000***

Valid till: ***unlimited***

Registration authority: ***FCSM of Russia***

Terms and the arrangements of the redemption:

The dates (procedure for setting the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favor of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the fourth day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- ***full name/first name, middle initial, last name the owner of Bonds;***
- ***number of the Bonds owned;***
- ***full name of the person, authorized to receive the redemption sums under Bonds;***
- ***location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;***
- ***details of the bank account of the person, authorized to receive the sums of repayment under Bonds;***
- ***Tax-payer's Identification number (TIN) of the Bond Owner;***
- ***tax status of the Bond Owner.***

If a Bond Owner is a legal entity – non-resident:

- ***personal identification number (IIN) – if any.***

If a Bond Owner is an individual:

- ***kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;***
- ***number of the certificate of the state retirement insurance of the Bond Owner (if any);***
- ***Tax-payer's Identification number (TIN) of the Bond Owner (if any);***
- ***date, month and year of birth of the Bond Owner.***

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an

individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to the Bond Owners. Bonds are to be redeemed by the Payment agent on behalf and at the expense of the Issuer.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds face value partial retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Dates of the bond redemption:

The face value of each 04-series bond is to be redeemed consistently by installments within the following deadlines (hereinafter referred to as the Dates *of Bonds Face Value Partial Retirement*:

1. ***on the 364th (three hundred and sixty-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the first part of the bond face value coincide***;
2. ***on the 546th (five hundred and forty-sixth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the second part of the bond face value coincide;***
3. ***on the 728th (seven hundred and twenty-eighth) day from the starting date of the Bond placement each bond is to be redeemed partly at 10 (ten) per cent of its face value. The starting and expiry dates of the retirement of the third part of the bond face value coincide;***
4. ***on the 910th (nine hundred and tenth) day from the starting date of the Bond placement each bond is to be redeemed partly at 15 (fifteen) per cent of its face value. The starting and expiry dates of the retirement of the fourth part of the bond face value coincide;***
5. ***on the 1,274th (one thousand two hundred and seventy-fourth) day from the starting date of the Bond placement each bond is to be redeemed partly at 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the fifth part of the bond face value coincide;***
6. ***on the 1,456th (one thousand four hundred and fifty-sixth) day from the starting date of the Bond placement each bond is to be redeemed at the remaining 25 (twenty-five) per cent of its face value. The starting and expiry dates of the retirement of the last part of the bond face value coincide.***

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment:

The interest rate for the fifth, sixth, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth and sixteenth coupons is established at 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Coupon period		**Coupon income**
Starting date	**Expiry date**	
1. Coupon: The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the Bond placement. Procedure and terms of holding the Auction are described in clause 8.3. of the Decision on the bond issue and clause 2.7 of the Offering Circular.		
Starting date of the first coupon is the starting date of the bond placement	Expiry date of the first coupon period is the coupon payment date being the 91st day from the first day of the bond placement.	The amount of payment under the first coupon per Bond is calculated as follows: $K1 = C1 * 1000 * (T1 - T0)/365/100\%$, where K1- the amount of coupon payment for the 1st coupon per Bond , rubles: C1 is the interest rate of the first coupon, in per cent per annum; T0 is the starting date of the 1st coupon period; T1 is the expiry date of the 1st coupon period. Procedure of disclosing information on the interest rate under the 1st coupon is described in clause 11 of the Decision on the bond issue.
2. Coupon: The interest rate for the second coupon is established as equal to the interest rate for the first coupon.		

Starting date of the second coupon is the 91st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 182nd day from the first day of the bond placement.	The amount of payment under the second coupon per Bond is calculated as follows: $K2 = C2 * 1000 * (T2 - T1)/ 365/ 100 \%$, where K2 - the amount of coupon payment for the 2nd coupon per Bond , rubles; C2 is the interest rate of the second coupon, in per cent per annum; T1 is the starting date of the 2nd coupon period; T2 is the expiry date of the 2nd coupon period.

3. Coupon: The interest rate for the third coupon is established as equal to the interest rate for the first coupon.

Starting date of the third coupon is the 182nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 273rd day from the first day of the bond placement.	The amount of payment under the third coupon per Bond is calculated as follows: $K3 = C3 * 1000 * (T3 - T2)/ 365/ 100 \%$, where K3 - the amount of coupon payment for the third coupon per Bond , rubles: C3 - is the interest rate of the third coupon, in per cent per annum; T2 - is the starting date of the third coupon period; T3 - is the expiry date of the third coupon period.

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon..

Starting date of the fourth coupon is the 273rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 364th day from the first day of the bond placement.	The amount of payment under the fourth coupon per Bond is calculated as follows: $K4 = C4 * 1000 * (T4 - T3)/ 365/ 100 \%$, where, K4 - the amount of coupon payment for the fourth coupon per Bond , rubles; C4 - is the interest rate of the fourth coupon, in per cent per annum; T3 - is the starting date of the fourth coupon period; T4 - is the expiry date of the fourth coupon.

5. Coupon: The interest rate for the fifth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifth coupon is the 364th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 455th day from the first day of the bond placement.	The amount of payment under the fifth coupon per Bond is calculated as follows: $K5 = C5 *0,9*1000 * (T5 – T4)/ 365/ 100 \%$, where, K5 - the amount of coupon payment for the fifth coupon per Bond , rubles: C5 - is the interest rate of the fifth coupon, in per cent per annum; T4 - is the starting date of the fifth coupon period; T5 - is the expiry date of the fifth coupon period.

6. Coupon: The interest rate for the sixth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixth coupon is the 455th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 546th day from the first day of the bond placement.	The amount of payment under the sixth coupon per Bond is calculated as follows: $K6 = C6 *0,9* 1000 * (T6 – T5)/ 365/ 100 \%$, where, K6 - the amount of coupon payment for the sixth coupon per Bond , rubles: C6 - is the interest rate of the sixth coupon, in per cent per annum; T5 - is the starting date of the sixth coupon period; T6 - is the expiry date of the sixth coupon period.

7. Coupon: The interest rate for the seventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the seventh coupon is the 546th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 637th day from the first day of the bond placement.	The amount of payment under the seventh coupon per Bond is calculated as follows: K7 = C7 *0,75* 1000 * (T7 – T6)/ 365/ 100 %, where, K7 - the amount of coupon payment for the seventh coupon per Bond , rubles: C7 - is the interest rate of the seventh coupon, in per cent per annum; T6- is the starting date of the seventh coupon; T7 - is the expiry date of the seventh coupon period.

8. Coupon: The interest rate for the eighth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eighth coupon is the 637th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 728th day from the first day of the bond placement.	The amount of payment under the eighth coupon per Bond is calculated as follows: K8 = C8 * 0,75*1000 * (T8 – T7)/ 365/ 100 %, where, K8 - the amount of coupon payment for the eighth coupon per Bond , rubles: C8 - is the interest rate of the eighth coupon, in per cent per annum; T7 - is the starting date of the eighth coupon period; T8 - is the expiry date of the eighth coupon period.

9. Coupon: The interest rate for the ninth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the ninth coupon is the 728th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 819th day from the first day of the bond placement.	The amount of payment under the ninth coupon per Bond is calculated as follows: K9 = C9 *0,65* 1000 * (T9 – T8)/ 365/ 100 %, where, K9 - the amount of coupon payment for the ninth coupon per Bond , rubles: C9 - is the interest rate of the ninth coupon, in per cent per annum; T8 - is the starting date of the ninth coupon period; T9 - is the expiry date of the ninth coupon period.

10. Coupon: The interest rate for the tenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value..

Starting date of the tenth coupon is the 819th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 910th day from the first day of the bond placement.	The amount of payment under the tenth coupon per Bond is calculated as follows: K10 = C10 *0,65* 1000 * (T10 – T9)/ 365/ 100 %, where, K10 - the amount of coupon payment for the tenth coupon per Bond , rubles: C10 - is the interest rate of the tenth coupon, in per cent per annum T9 - is the starting date of the tenth coupon period; T10 - is the expiry date of the tenth coupon period.

11. Coupon: The interest rate for the eleventh coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the eleventh coupon is the 91oth day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,001st day from the first day of the bond placement.	The amount of payment under the eleventh coupon per Bond is calculated as follows: K11 = C11 *0,5* 1000 * (T11 – T10)/ 365/ 100 %, where, K11 - the amount of coupon payment for the eleventh coupon per Bond , rubles: C11 - is the interest rate of the eleventh coupon, in per cent per annum; T10 - is the starting date of the eleventh coupon period;

12 Coupon: The interest rate for the twelfth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value..

Starting date of the twelfth coupon is the 1001st day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,092nd day from the first day of the bond placement.	The amount of payment under the twelfth coupon per Bond is calculated as follows: K12 = C12 *0,5* 1000 * (T12 – T11)/ 365/ 100 %, where, K12 - the amount of coupon payment for the twelfth coupon per Bond , rubles: T11 - is the starting date of the twelfth coupon period; T12 - is the expiry date of the twelfth coupon period.

13. Coupon: The interest rate for the thirteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the thirteenth coupon is the 1,092nd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,183rd day from the first day of the bond placement.	The amount of payment under the thirteenth coupon per Bond is calculated as follows: K13 = C13 *0,5* 1000 * (T13 – T12)/ 365/ 100 %, where, K13 - the amount of coupon payment for the thirteenth coupon per Bond , rubles: C13 - is the interest rate of the thirteenth coupon, in per cent per annum T12 - is the starting date of the thirteenth coupon period; T13 - is the expiry date of the thirteenth coupon period

14. Coupon: The interest rate for the fourteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fourteenth coupon is the 1,183rd day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,274th day from the first day of the bond placement.	The amount of payment under the fourteenth coupon per Bond is calculated as follows: K14 = C14 *0,5* 1000 * (T14 – T13)/ 365/ 100 %, where, K14 - the amount of coupon payment for the fourteenth coupon per Bond , rubles: C14 - is the interest rate of the fourteenth coupon, in percent per annum; T13 - is the starting date of the fourteenth coupon period; T14 - is the expiry date of the fourteenth coupon period.

15. Coupon: The interest rate for the fifteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the fifteenth coupon is the 1,274th day from the first day of the bond placement.	Expiry date of the coupon period is the coupon payment date being the 1,365th day from the first day of the bond placement.	The amount of payment under the fifteenth coupon per Bond is calculated as follows: K15 = C15 *0,25* 1000 * (T15 – T14)/ 365/ 100 %, where, K15 - the amount of coupon payment for the fifteenth coupon per Bond , rubles: C15 - is the interest rate of the fifteenth coupon, in percent per annum; T14 - is the starting date of the fifteenth coupon period; T15 - is the expiry date of the fifteenth coupon period.

16. Coupon: The interest rate for the sixteenth coupon is 10 (ten) percent per annum of the unredeemed part of the bonds' face value.

Starting date of the sixteenth coupon is the 1,365th day from the first	Expiry date of the coupon period is the coupon	The amount of payment under the sixteenth coupon per Bond is calculated as follows: K16 = C16 *0,25* 1000 * (T16 – T15)/ 365/ 100 %,

placement.	payment date being the 1,456th day from the first day of the bond placement.	K16 - the amount of coupon payment for the sixteenth coupon per Bond , rubles: C16 - is the interest rate of the sixteenth coupon, in per cent per annum T15 - is the starting date of the sixteenth coupon period; T16 - is the expiry date of the sixteenth coupon period.

Order and term of payment of the income on bonds including order and term of payment of the income on each coupon period.

Coupon period		Period (date) of coupon income payment	Date of making up the list of Bond owners for payment of coupon income
Starting date	**Expiry date**		
1 Coupon			
Starting date of the bond placement	91st day from the starting date of the bond placement	On the 91st day from the starting date of the bond placement	Payment of the coupon income on bonds are made for the benefit of Bond Owners being those as of the end of business day of the Depositary preceding the 4 (fourth) working day before the date of the coupon income payment.

The procedure of the coupon (interest) yield payment:

Payment of the Bond yield is effected in the monetary form in the currency of the Russian Federation using non-cash instruments by transfer to Bond Owners and/or Bond Holders authorized to receive appropriate amounts from the Bond yield payment in favor of Bond Owners A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depository's depositor to receive money from the yield on the Bonds in his/her favor, the yield on the Bonds shall be paid directly to the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 4th (Fourth) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

If a Bond Owner who authorizes a nominal Bond holder to receive amounts from retirement of the Bonds face value is a non-resident or/and an individual, the nominal holder shall be obliged to specify in the List of Bond Owners the following information about such person.

- full name/first name, middle initial, last name the owner of Bonds;
- number of the Bonds owned;
- full name of the person, authorized to receive the redemption sums under Bonds;
- location (or place of registration – for individuals) and postal address of the Bond Owner including postal code;
- details of the bank account of the person, authorized to receive the sums of repayment under Bonds;
- Tax-payer's Identification number (TIN) of the Bond Owner;
- tax status of the Bond Owner.

If a Bond Owner is a legal entity – non-resident:

- personal identification number (IIN) – if any.

If a Bond Owner is an individual:

- kind, number, date and place of issue of the identity document of a Bond Owner, name of the authority issuing the identity card;
- number of the certificate of the state retirement insurance of the Bond Owner (if any);
- Tax-payer's Identification number (TIN) of the Bond Owner (if any);
- date, month and year of birth of the Bond Owner.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 3rd (third) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depository's depositors, shall independently monitor whether the details of the bank account presented to the Depository are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to Depositary, execution of such obligations shall be effected in favor of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favor of Bond Owners.

meets the requirements of normative documents: GOST 19871-83, GOST 18471-83, GOST 11515-91, OST 58-18-96 (part. I "Teleproduction"), to technical bases of TV centers of quality group III as regards the equipment (Addenda A to the Certificate); OST 58-18-96 (part II "Radio production")to technical bases of radio centers of the quality group "Oa" (Addenda B to the Certificate)

Types of networks allowed to be used: ***public communication network***:

The Licensee is obliged to ensure conformity of technical base of TV and radio programs production to requirements of the by-laws, according to which it has been certificated, as well as marking it with a conformance mark in the established order. The License is obliged to suspend (stop) using the conformance mark in case of suspension (cancellation) of the certificate and (or) suspension (cancellation) of this license.

The list of equipment of the technical production base (Appendix A to the certificate)

Reportage equipment: video camera Panasonic M9500; video camera Panasonic AG-DP200E.

Equipment room for editing: video recorder Panasonic NV-HS800, editing station personal computer + Pinnacle DV-500 board.

Equipment room for on-air transmission: output server personal computer + Pinnacle DV-500 board, video mixer Panasonic WJ-MX30, transcoder DSC-542.

The list of equipment of the technical production base (Appendix B to the certificate)

Mackie1402-VLZPro panel, recording and reproducing hard disk, computer + Creative Sound Blaster board, microphone ATTR 1001

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable***

License: ***24058***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of long-distance and international telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The license authorizes "UTK" PJSC (the Licensee) to provide long-distance and international telephone communication services via a public network in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions using the Licensee's payphones and call offices.

The Licensee's total installed network capacity shall be at least 11,044 payphones and 2,318 call offices. Payphones and call offices of the Licensee shall be connected to local telephone networks at the subscriber device level

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24059***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telegraph communication services (receiving, sending and delivering of telegrams, services of AT/Telex network)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The telegraph communication services shall be provided using the Licensee's engineering facilities. The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram.

The licensed area covers Adygeia, Kabardino-Balkaria, Kalmykia – Khalmg Tangch, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***23899***

Date of issue: ***04.10.2002***

Validity period: ***till 04.10.2012***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local and intra-zone telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) shall provide to its network users access to local and intra-zone telephone communication services via a public network as well as telephone services using engineering facilities of intelligent network.

The total installed capacity of the Licensee's communication network shall be at least 4,097,600 numbers, of which in the territory of the Republic of Adygeia 73,900 lines, Kabardino-Balkaria 270,000 lines, Kalmykia 64,000 lines, Karachaevo-Cherkessia 86,200 lines, Severnaya Osetia - Alania 148,500 lines; Krasnodar kray 1,500,000 lines, Stavropol Kray 547,400 lines; Astrakhan region 192,100 lines, Volgograd region 540,000 lines and Rostov Region 675,500 lines.

Long-distance exchange of the Licensee's communication network shall be connected to the RF public communication network at the long-distance and international telephone network level in

Subscriber lines of public telephone networks shall not be used as connecting lines.

Users located outside the licensed area may be connected to the Licensee's intelligent network according to specifications of the operators licensed to provide long-distance telephone communication services via a public network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24076*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Krasnodar, Sochi, Tikhoretsk and Gulkevichi of the Krasnodar Kray.

Maximum number of subscribers to the Licensee's network is 1,500. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24077*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the cities of Rostov-on-Don, Morozovsk, villages of Matveev Kurgan, Oblivskaya and Bagaevskaya of the Rostov Region.

The number of subscribers to the Licensee's network is 640. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24078*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the territory of the Stavropol Kray.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24079***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Nalchik of the Kabardino-Balkarian Republic.

The number of subscribers to the Licensee's network is 1,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24080***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services in the territory of the Astrakhan Region.

The number of subscribers to the Licensee's network is 120. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24081***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services to the public network in the city of Vladikavkaz of the Severnaya Osetia - Alania Republic.

The number of subscribers to the Licensee's network is 200. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24082***

Date of issue: ***31.10.2002***

Validity period: ***till 31.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Maikop of the Adygeia Republic.

The number of subscribers to the Licensee's network is 100. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330

MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24083*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of mobile radio telephone communication services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide mobile radio telephone communication services of the public network in the city of Volgograd of the Volgograd region.

The number of subscribers to the Licensee's network is 4,000. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequency of 330 MHz. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24056*

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of data transmission services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Data transmission services shall be provided using the licensee's data transmission network. The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 173,905 users (of which, at least 124,250 users by the end of 2003).

The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, to the AT/Telex telegraph network, as well as communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an interconnection agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: ***24060***

Date of issue: ***24.10.2002***

Validity period: ***till 24.10.2007***

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***leasing out communication channels***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide to users local, long-distance channels and communication paths, TV program and audio broadcasting channels, and physical circuits for telecommunication signal transmission in the territory of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

Communication channels include local, long-distance channels and communication paths, TV program and audio broadcasting channels, physical circuits for telecommunication signal transmission.

The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee shall be at least: in the territory of the Republic of Adygeia 150, Kabardino-Balkaria 227, Kalmykia 248, Karachaevo-Cherkessia 140, Severnaya Osetia - Alania 483; Krasnodar kray 4,800, Stavropol Kray 889; Astrakhan region 626, Volgograd region 404 and Rostov Region 1,347.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24807*

Date of issue: *31.10.2002*

Validity period: *till 31.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of wired network sound broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) is authorized to provide wired network sound broadcasting via wired networks in the territories of Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics; Krasnodar and Stavropol Krays; Astrakhan, Volgograd and Rostov Regions.

The Licensee's network is designed for broadcasting audio programs of Russian national and state-owned regional companies. Other programs may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24057*

Date of issue: *24.10.2002*

Validity period: *till 24.10.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of telematic services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

"UTK" PJSC (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory

of:

Adygeia, Kabardino-Balkaria, Kalmykia, Karachaevo-Cherkessia, Severnaya Osetia - Alania Republics;

Krasnodar and Stavropol Krays;

Astrakhan, Volgograd, Rostov Regions

Provision of telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference. The Licensee's telematic service installed subscriber capacity shall provide for connection of at least 83,191 users, of which, at least 32,480 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 4,596 simultaneous conversations, at least 1,120 of them - by the end of 2003. The number of users simultaneously participating in an audio or video conference session shall be at least 130. Number of PKPs (public telematic service centers) by the end of the license term of validity shall be at least 265, of which at least 152 by the end of 2003).

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22716*

Date of issue: *04.10.2002*

Validity period: *till 19.12.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of Severnaya Osetia - Alania Republic.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 10,000 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22743*

Date of issue: *04.10.2002*

Validity period: *till 19.12.2007*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of local telephone services using radio access facilities***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

This license authorizes "UTK" PJSC (the Licensee) to provide local telephone services via a public network using radio access facilities in the territory of the Rostov region.

The network shall be built using radio access facilities operated in the radio frequencies 828-831 MHz and 873-876 MHz on the basis of CDMA-technology.

The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 34,710 users, provided a sufficient frequency resource is allocated. By the end of the third year of operation the Licensee must ensure the percentage of coverage of at least 50% of the territory stated in the license.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume.***

License: *7601*

Date of issue: *02.09.2003*

Validity period: *till 05.02.2008*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in radio broadcasting (on-air broadcasting)***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total broadcasting volume shall be 112 hours (100 %), of which national programs make 100%. Retransmission of the radio program « Radio-Southern Region» takes 80%, own programs occupy 20%, including social and political programs 7%, economic programs 2%, historical programs 2%, cultural programs 2%, musical and entertainment programs 6%, children's programs 1%. Advertising shall occupy no more than 20% of total broadcasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *7602*

Date of issue: *02.09.2003*

Validity period: *till 20.02.2008*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services in telecasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Novocherkassk of the Rostov region and the adjacent localities.

Total telecasting volume shall be 112 hours a week, of which 50% are national programs and 50% are foreign programs. Retransmission of TNT channel takes 75%, own programs occupy 25%, including social and political programs 10%, economic programs 5%, cultural programs 6%, musical and entertainment programs 2%, children's programs 2%. Advertising shall occupy no more than 20% of total telecasting volume a week.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *34188*

Date of issue: *25.08.2005*

Validity period: *till 25.08.2010*

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of cable network telecasting services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the city of Krasnodar and the adjacent localities.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***
- ***Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.***

Cable TV network shall operate in compliance with all interference protection standards to avoid interferences with mobile radio communication systems operating according to "Table of distribution of radio frequencies among the RF Services within the range of 3 kHz - 400 GHz ».

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all terms of the license are fulfilled within the established time and in the full volume***

License: *34205*

Date of issue: *25.08.2005*

Validity period: *till 25.08.2010*

Authority issuing the license: ***Federal Supervising Service for Communications***

Areas of activities: ***provision of cable network telecasting services***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

The coverage area is the Volgograd region.

The Licensee shall be obliged to start provision of services under the license no later than 25.08.2007.

The license authorizes the Licensee to provide a subscriber with:

- ***Access to the Licensee's communication network;***
- ***Transmission of TV and sound programs via cable TV network from transmitting terminal to subscriber's (terminal) equipment.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all terms of the license are fulfilled within the established time and in the full volume***

License: ***19174***

Date of issue: *27.08.2001*

Validity period: *till 27.08.2006*

Authority issuing the license: ***Ministry of RF for Communication and Informatization***

Areas of activities: ***provision of services of sound programs broadcasting***

Types of networks allowed to be used: ***public communication network***

Basic conditions of activities:

Place of the equipment installation: village Arzgir of the Stavropol kray, frequency range: 73.32 MHz. Capacity of the transmitter: 100 Watt

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***not applicable to this License***

b) Communication networks

Physical communications networks used by the Issuer for provision of telecom services:

Operating digital, quasi-electronic, crossbar and step-by-step (1.0%) telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As at 1 July 2006 installed capacity of urban telephone network reached 3,244.5 ths lines including 2,193.72 ths digital lines and 1, 050.52 analog lines. Thus, digitization level of urban TN constituted 67.62%.

Installed capacity of rural telephone network reached 1027.55 ths lines including 503.56 ths digital lines and 523.99 ths analog lines. Thus, digitization rate of rural TN constituted 49.01%.

Total installed capacity of urban and rural telephone networks reached 4,272.05 ths lines with digitization level of 63.14 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 94.02% including 91.36% - in intra-zonal networks.

Characteristics of leased channels:

"UTK" PJSC leases both digital and analog channels and trunk lines from other operators. The following typical digital links and channels are being leased: primary digital link (PDL) with transfer rate of 2048 Kb/s, main digital links (MDL) with transfer rate of 64 Kb/s, digital channels with transfer rate of nx64 Kb/s. Analog telephone voice-frequency channels (v f of 0.3-3.4 кGz), primary and secondary analog links are leased.

The Issuer leases channels and links from:

"Rostelecom" OJSC, "Transtelecom" CJSC, "Volgograd – GSM"CJSC, "Volgotranstelecom" CJSC, "Svyaztransneft" OJSC, CJSC "Volgotelecom", "Astrakhan-GSM" CJSC, "Mobile TeleSystem" OJSC, CJSC, "Mobicom-Kavkaz" CJSC, "YugSvyazService" LLC, CJSC «Rostovskaya Sotovaya svyaz», LLC «Electronic Systems and Communications», "Russian railways" OJSC, LLC "Kubtelecom", ORTPTs, LLC «Digital Telephone Networks Yug».

Terms of lease contracts:

Terms of lease are usually 1 year with the next prolongation. Less links and channels are leased for the term of from several days to several months.

3.3. Plans of Issuer's Future Operation

According to the Company's budget for 2006 approved by the Board of Directors (Minutes № 30 of 31 March 2006) "Southern Telecommunications Company" PJSC expects to generate 2006 total revenue of RUR 16,135.7 mln which is down 11% over 2005. Revenues from core activity (sale of telecom services) are to be decreased by 14.7% to RUR 15,252.4 mln including from local telephony – RUR 8,415.8 mln, from long-distance telephony – RUR 2,775.9 mln, from value-added services – RUR 1,522.1 mln (representing a 13.5%-increase over 2005). 2006 operating expenses are planned at 12,127.22mln rubles, a 13.1 %-decrease over 2005. 2006 EBITDA is expected to grow by 3.3% to 5,601.6 mln rubles. Estimated 2006 revenue decrease is due to liberalization of long-distance market.

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity. In 2006 the Company plans to put into service 125,337 lines and increase the number of basic telephones by 43,500 sets. Total installed capacity is expected to reach 4, 286.16 thousand lines at the end of 2006.

When planning revenue structure the Company gives preference to growth of value-added services' share. In 2006 "UTK" PJSC will focus on rendering services of broadband Internet access, IP telephony and VPN as being most higher-margin and promissing.

UTK's main task for 2006 is to strengthen its position in the market of perspective and higher-margin services and to increase VAS share in total revenue structure in order to raise the Company's business efficiency.

Implementation of 2006 investment plan will allow to increase the digitization rate to 63,58% and equipped number capacity level to 95.24%..

The Company's development plans are supported by 2006 plan of capital expenditures, which provide for RUR 1,699.9 mln of capital investments and about RUR 2,614.9 mln of basic assets to be put into operation. In 2006 the investments will be financed from the Company's own funds.

Medium-term strategic directions of "UTK" PJSC development:

- *strengthening the Company's leading position in the fixed-line market by reaching at least 84%-share in SFD fixed-line telecom market revenues by the end of 2006;*
- *maintaining the Company's aggregate share in total revenues of SFD telecommunication market of at least 34 % in 2006;*
- *meeting the solvent demand for key telecom services by increase of equipped number capacity;*
- *development of public Internet-access center, connection of regional data transmission networks to Internet;*
- *introduction of intelligent services;*
- *improvement of corporate client service, formation of optimal package of services for corporate clients;*
- *equipment of public telecom centers with means of presentation , sale of services to corporate customers, organization of active target advertising;*
- *Increase in the Company's share in the value-added services market to at least 50% ;*
- *bringing a share of value-added services in 2006 revenue structure to at least 10 %.;*
- *increase in the Company's share in the business market segment to at least 55% ;*
- *stirring up the Company's investment and marketing activities in priority local regions.*

Long-term strategic directions of "UTK" PJSC development:

- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services;*
- *maximization of the Company's profitability;*
- *optimal tariff policy taking into consideration interests of the Company and its shareholders;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *improvement of corporate management*

High requirements to quality of services alongside with application of modern equipment call for high professional level of UTK's specialists.

Share of the Company's specialists having higher professional education is constantly growing. Staff planning, recruitment, distribution and training are the main trends of the Company's activity.

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

Sources of future revenues:

The main sources of future revenues are rendering telecommunications services.

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings,

concerns and associations

№	Name of organization	Activity	Goal of participation
1	Association of MDKR network operators (CDMA).	Coordination of work of Russia operators building and operating CDMA-based radio telephone networks	Development of national CDMA-based radio telephone networks through integration of works of operators building and operating CDMA-based radio telephone networks, as well as of Russia and foreign legal entities engaged in development, manufacture, delivery of the equipment, scientific and technical support and organization of CDMA networks.
2	Non-commercial partnership "Board of Directors of enterprises and organizations of the Volgograd region"	Support of economic reforms and market relations development to ensure efficient industrial activity of enterprises and organizations. Support of socially-oriented economic policy, formation of system of partnership in the sphere of social and labour relations.	Popularization of scientific, technical and economic achievements, distribution of best management practices in market conditions.
3	Non-commercial partnership «Union of employers of the Rostov region»	Representation and protection of common interests and rights of employers in relations with governmental bodies, institutions of local governing, trade unions and other public associations. Coordination of activity of employers – members of Partnership on execution and control of obligations under contracts and collective agreements.	Participation in development and realization of statutory acts, plans and programs being of great social and economic importance
4	Non-commercial partnership "Research center on problems of telecommunications development"	Research of the problems on development of telecommunications market, assistance to increase competitive strengths of telecom companies, creation and maintenance of good image and reputation of these companies for Russian and foreign investors, customers and other persons.	Development of telecommunications infrastructure, reception of analytical information on the conditions and development prospects of telecommunication market and telecommunications sector as a whole
5	Non-commercial partnership "Russian club of telecommunications workers"	Creation of scientific - methodical and material base for development and realizations of noncommercial socially useful projects and actions for the benefit of telecommunications workers of the Russian Federation. Participation in preparation of draft laws and statutory acts, normative documents regulating telecommunication sector, making proposals on improvements in the legislation of the Russian Federation as well as participation in discussion of similar projects, their estimation and making conclusions on them. Carrying out meetings and negotiations on behalf of members of Partnership with representatives of judicial bodies and bodies of the government carrying out interrogations of experts and other competent persons, as well as studying public opinion on the problems representing interest for members of Partnership. Broadening and deepening of international relations, organization of information and creative communications.	Creation of the Russia professional club will have a positive effect on development of the telecommunications sector. It will simplify a procedure for developing common position of the members of the club on actual problems of infocommunication community, ensure effective and coordinated dialogue with the state and controlling bodies as well as with population. Participation of leading Russian telecommunication companies in the Partnership will be a powerful instrument in solving the problems which solution requires joint efforts of key enterprises and top managers of the telecommunications sector.

3.4. Issuer's subsidiaries and associates

1) **Full registered name:** "Armavirskiy zavod svyazi" Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results, the Issuer is one of the main consumers of the plant's production.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bizyaeva Natalia Petrovna	1977	none	none
Belov Yuri Nikolaevich	1942	0.0003	none
Kuskov Vasiliy Grigoryevich	1947	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kuskov Vasiliy Grigoryevich	1947	none	none

2) **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results. "Yugsvyazstroy" CJSC is one of the main contractors for construction of communication facilities.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Stasyuk Vladimir Yaroslavovich (Chairman)	1954	none	none
Valeri Ivanovich Kurennoy	1954	none	none
Bizyaeva Natalia Petrovna	1977	none	none
Dyban Oksana Valerievna	1979	none	none
Vladimir Eduardovich Skoblikov	1972	none	none

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial

organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Valeri Ivanovich Kurennoy	1954	none	none

3) **Full registered name:** "Health-care center "Orbita" Open Joint –Stock Company

Abbreviated name: "Orbita" OJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Olga Yurievna Polulyakhova (chairman)	1970	none	none
Julia Alexandrovna Kushavina	1974	none	none
Dmitry Georgievich Lyakh	1978	none	none
Mikhail Gennadievich Kaminsky	1979	none	none
Natalia Petrovna Bizyaeva	1977	none	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Konstantin Vladimirovich Yevtushenko	1969	none	none

4) Full registered name: ***"Intmashservice" Limited Liability Company***

Abbreviated name: ***"Intmashservice" Ltd.***

Location: ***8, Golubinskaya Str., Volgograd, 400131***

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: ***100 %***

Share of the subsidiary or associate in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock owned by the subsidiary and/or associate: ***no such share***

Basic areas of business of the company: ***Maintenance and repair of communication facilities***

The company's importance for the issuer's business activity: ***business activity of the company is insignificant in respect to consolidation of financial results. "Intmashservice" Ltd. provides to the***

Issuer the services on delivery of messages, construction services, services on maintenance of cash registers as well as services on production of products for construction and major overhaul of linear - cable facilities.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Klitochenko Igor Vladimirovich	1960	none	none

5) **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: 0.00005%

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Krukhmalev Andrey Vladimirovich	1970	none	none

6) **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" LLC

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but significant in respect to structuring of the bond issues.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Skoblikov Vladimir Eduardovich	1972	none	none

7) **Full registered name:** "Kuzminov Stavtelecom" Open Joint –Stock Company

Abbreviated name: "Kuzminov Stavtelecom" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 100 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 100%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: local telephone services (urban and rural), inter-city telephony

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bekasov Kirill Borisovich (chairman)	1959	none	none
Sapelkina Galina Nikolaevna	1953	none	none
Zavyazkin Roman Alexeevich	1974	0.00001	none
Panasenko Vyacheslav Illarionovich	1943	none	none
Lazarenko Pavel Stepanovich	1934	none	none
Nefyodov Igor Yevgenievich	1962	0.00009	0.00012
Dubchuk Vitaliy Ivanovich	1957	0.00014	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Bizyaeva Natalia Petrovna	1977	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zemtsev Alexander Vladimirovich	1957	0.00203	0.00190

8) **Full registered name:** Closed Joint –Stock Company TV and radio broadcasting company "Foton"

Abbreviated name: CJSC TRK "Foton"

Location: 30, Zheleznodorozhnaya Str., Krasnodar, Krasnodar krai, 350033, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Rik Nickolay Olegovich	1973	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Shestopalova Marina Nikolaevna	1966	none	none
Trubchaninova Oksana Vladimirovna	1973	none	none

Personal membership of the collective executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bogachev Alexander Nickolaevich	1953	none	none

9) **Full registered name:** Company with Limited Liability Creative Association "Accent"

Abbreviated name: OOO TO "Accent"

Location: 68, Krasnoarmeiskaya Str., Krasnodar, Krasnodar krai, 350000, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 51 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 51%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: provision of services of air, cable, satellite and air-cable TV and TV broadcasting.

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors of the commercial organization:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shestopalova Marina Nickolaevna (chairman)	1966	none	none
Kim Ivan Valeryevich	1972	none	none
Lychak Irina Vladimirovna	1975	none	none
Naboka Larisa Igorevna	1967	none	none
Sporchich Oksana Anatolievna	1976	none	none

The Chairman of the Board of Directors is not elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Zabotina Adelina Valentinovna	1967	none	none

10) **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 13d, Kommunisticheskaya Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: 0,0150%

Share of the Issuer's common stock owned by the subsidiary and/or associate: 0,0040%

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Martynenko Nikolay Vladimirovich	1971	none	none
Litvinov Andrey Alexandrovich	1973	none	none
Kiryushin Gennadi Vasilyevich	1949	none	none
Tareeva Larisa Valeryevna	1977	none	none
Girev Andrei Vitalyevich	1973	none	none
Skvortsov Boris Vladimirovich	1941	none	none

Personal membership of the collegiate executive body:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich (chairman)	1948	none	none
Yushkin Sergei Vasilievich	1968	none	none
Bychenkova Tatiana Vyacheslavna	1957	none	none
Popkov Sergey Viktorovich	1961	none	none
Krutov Sergey Borisivich	1961	none	none
Taldikin Dmitri Vladimirovich	1972	none	none

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Vetyutnev Alexander Mikhailovich	1948	none	none

11) **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Pshenichnaya Lyudmila Ivanovna	1948	0.00375	0.00078
Vladimir Eduardovich Skoblikov	1972	none	none
Zavyazkin Roman Alekseevich	1974	0.00001	none
Bizyaeva Natalia Petrovna	1977	none	none
Korobskoy Vladislav Vladimirovich	1974	none	none
Lyakh Dmitriy Georgievich	1978	none	none

Term of office of these members of the Board of Directors expired, except for the cases stipulated by the current legislation (item 1 of Article 66 of the Federal Law «On Joint –Stock Companies»).

The new members of the Board of Directors have not been elected.

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Churkin Valeriy Viktorovich	1960	none	none

12) **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kudryavtsev Alexander Georgievich (co-chairman)	1954	none	none
Arefyev Alexey Viktorovich	1965	0.00081	0.00047
Skoblikov Vladimir Eduardovich (co-chairman)	1975	none	none
Patoka Andrey Yevgenievich	1969	none	none
Bolotin Stanislav Semyonovich	1948	none	none
Dubchuk Vitaliy Ivanovich	1957	0.00014	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Marshanin Viktor Andreevich	1955	none	none

13) **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or associate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 50 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 50%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of	Share in the Issuer's	Share of the Issuer's

	birth	authorized capital, %	voting shares, %
Sergey Nikolaevich Basanets	1951	0.00037	0.00049
Kudryavtsev Alexander Georgievich(co-chairman)	1954	none	none
Alexander Petrovich Shipulin	1953	0.00665	none
Moskalev Valery Anatolievich (co-chairman)	1962	none	none
Patoka Andrey Yevgenievich	1969	none	none
Butenko Anatoliy Ivanovich	1947	none	none

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yelistratov Boris Yakovlevich	1947	0.01284	0.013

14) **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 45 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 45%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Board of Directors is not stipulated by the constituent documents of the commercial organization

Personal membership of the collegiate executive body:

Collective executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Yermokhin Andrey Dmitrievich	1954	none	none

15) **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" LLC.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 24 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results, but it is important in respect to organization of the process of construction of communication networks, because "Yug-Giprosvyaz" LLC is one of the Issuer's main designers.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Kurashova Valentina Viktorovna	1952	none	none
Semin Aleksei Vitalievich (Chairman)	1963	none	none
Devyatkina Lyudmila Ivanovna	1955	none	none
Stasyuk Vladimir Yaroslavovich	1954	none	none
Serbina Olga Vladimirovna	1961	0.00003	none

Personal membership of the collegiate executive body:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Serbina Olga Vladimirovna	1961	0.00003	none

16) **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 23.5 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 23.5%

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Bizyaeva Natalia Petrovna	1977	none	none
Gioyev Vladislav Akhmetkhanovich (chairman)	-	none	none
Tabolov Sergey Soltanbekovich	1972	none	none
Kabisova Irina Khazbievna	1974	none	none

Obukhan Mikhail Ivanovich	1952	none	none

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Dzheliev Robert Akhsarbekovich	1949	none	none

17) Full registered name: Closed Joint –Stock Company "Kabardino-Balkarsky GSM"

Abbreviated name: CJSC "KB GSM"

Location: 14, Shogentsukova Str., Nalchik, 360051

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 20 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of GSM 900 standard

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors:

The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Shukhostanov Marat Amdul khamidovich	1973	none	none

18) Full registered name: Closed Joint –Stock Company "Karachaevo-CherkesskTeleSot"

Abbreviated name: CJSC "KChTS"

Location: 147, Lenin the Prospectus on the bond issue., Cherkessk, 369001

Ground, on which the company is considered a subsidiary or associate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or associate: 20 %

Portion of ordinary shares of the subsidiary or associate owned by the Issuer: 20 %

Share of the subsidiary or associate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or associate: no such share

Basic areas of business of the company: cellular services of GSM 900 standard

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

Personal membership of the Board of Directors

The Board of Directors has not been elected.

Personal membership of the collegiate executive body of this commercial organization:

Collegiate executive body is not stipulated by the constituent documents of the commercial organization.

Person acting as a sole executive organ:

Name	Year of birth	Share in the Issuer's authorized capital, %	Share of the Issuer's voting shares, %
Akbashev Alexander Ayubovich	1937	0.00018	0.00024

3.5. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

3.5.1. Fixed Assets

	Original (replacement) value of fixed assets, RUR	Depreciation charges, RUR
As of 30.06.2006		
Land	3,479,160	0
Buildings	7,076,004,950	1,576,967,570
Communication lines	14,508,537,754	4,001,388,451
Vehicles (Transportation equipment)	470,951,767	278,592,018
Switches	10,994,024,192	3,088,687,705
Other telecommunication equipment	7,444,473,823	2,153,053,351
Computers and office equipment	1,154,749,098	545,112,371
Other equipment	3,134,233,754	1,154,093,418
Other fixed assets	1,034,763,385	445,125,739
Total	**45,821,217,883**	**13,243,379,275**

Depreciation methods by fixed assets groups:

2006

Fixed assets are depreciated for accounting purposes on a straight-line basis based on their original or replacement cost (in case of revaluation) and depreciation rate determined based on their useful lives.

The lifetime of fixed assets groups is determined by a special commission on fixed assets acceptance and approved by the Company's General Director.

Lifetime of used fixed assets acquired by the Company is determined based on the time of their actual usage and their expected useful life in the Company.

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within five years before the quarter under report:

Fixed assets group	Complete balance sheet value prior to revaluation, RUR	Depreciated cost prior to revaluation, RUR	Date of revaluation	Complete balance sheet value after revaluation, RUR	Depreciated cost after revaluation, RUR
Buildings	12,147,809,000	8, 311,713, 000	01.01.2003	19,002,817,000	11,868,654,000
Total:	12,147,809,000	8,311,713,000	-	19,002,817,000	11,868,654,000

As of June 30, 2006 revaluation of only one group "buildings" of the Issuer's fixed assets was carried out.

Revaluation method:
Revaluation was carried out according to market value by direct recalculation on the basis of the documented market prices.

Information about the appraiser:
Full registered name: ***"ROSTO" Limited Liability Company***
Abbreviated name: ***"ROSTO" Ltd***
Location: ***102, Novorossiyskaya Str., Krasnodar, 350058***
TIN: ***2308057388***
Postal address: ***102, Novorossiyskaya Str., Krasnodar, 350058***
Phone, fax: ***(861) 255-00-49***
E-mail: ***elan@istnet.ru***

In 2006 the Issuer does not plan to acquire, replace or retire fixed assets which value exceeds 10 % of total fixed assets value.

Information on all the facts of the Issuer's fixed assets burden as of 30 June 2006

Character of the fixed assets burden	Date of the burden occurrence	Valid till	Other terms (balance sheet value, ths RUR)
Left as a security under the Credit Agreement № 218 of 22.12.2003 with the Savings Bank of the Russian Federation	22.12.2003	19.12.2008	806,211,720.00
Left as a security under the Credit Agreement № 71/05 of 25.10.2005 with "Vneshtorgbank" OJSC	25.10.2005	24.10.2007	150,233,395.38
Left as a security under the Credit Agreement № 57/04 of 29.04.2004 with the Krasnodar branch of OJSC "Promyshlenno-stroitelniy bank"	29.04.2004	26.04.2007	1,567,308,100.00

Character of the fixed assets burden	Date of the burden occurrence	Valid till	Other terms (balance sheet value, ths RUR)
Left as a security under the Credit Agreement № 103/04 of 30.09.2004 with "Vneshtorgbank" OJSC	30.09.2004	29.09.2006	146,711,940.33
Left as a security under the Credit Agreement № 499 of 09.02.2005 with the Savings Bank of the Russian Federation	09.02.2005	04.08.2006	241,999,217.63
Left as a security under the Credit Agreement № 14/05 of 09.03.2005 with "Vneshtorgbank" OJSC	09.03.2005	30.07.2006	235,200,444.46
Left as a security under the Credit Agreement № 533 of 29.03.2005 with the Savings Bank of the Russian Federation	29.03.2005	25.09.2006	485,661,349.76
Left as a security under the Credit Agreement № 060/326/06 of 26.05.2005 with International Moscow Bank	26.05.2006	26.11.2007	49,351,199.12
Left as a security under the Credit Agreement № 050KB/15/234-05 of 25.08.2005 with the Bank of Moscow	25.08.2005	25.08.2008	1,238,493,777.62
TOTAL			**4,921,171,144.30**

IV. Information about the Issuer's financial and economic performance

4.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Indicator	Formula	2Q2006	2Q2005
Revenue, RUR		8,373,768,000	8,669,974,000
Gross profit, RUR		2,410,317,000	2,099,267,000
Net profit (retained earnings (uncovered loss), RUR		657,179,000	106,735,000
Return on equity (owned capital profitability), %	Net profit / (equity and reserves – target financing and inputs + deferred income – own shares repurchased from shareholders)*100	4.91	0.86
Production assets profitability, %	Net profit / balance sheet value of assets*100	1.53	0.25
Net profit margin, %	(Net profit) / (Revenue) x 100	7.85	1.23
Profitability of products (sales), %	Sales income / revenue *100	28.78	24.21
Ratio of capital turnover	(Revenue) / (book value of assets – short-term liabilities)	0.30	34.64
Amount of uncovered loss as of the reporting date, RUR	Uncovered loss of past years + uncovered loss of the reporting year	-	-
Uncovered loss as of the reporting date to balance currency ratio	Amount of uncovered loss as of the reporting date / balance sheet value of assets (balance currency)	-	-

The above indicators were calculated according to the methodology recommended by the statutory acts of the federal authorities.

Economic analysis of the Issuer's business efficiency:

1H2006 revenue decreased by 3,41 % over 1H2005, gross profit was up 14.81 %.

Net profit shows actual growth of a company's own capital, i.e. shows whether a company can generate profit for its owners. 1H 2006 net profit increased by 515.71% over 1H2005 which was related to a positive trend in revenue growth compared to the Company's operating costs and slowdown of interest expenses growth due to reduction of the Company's investment program in the analyzed period.

Profitability indicators representing ratio of net profit to means of its generation, characterize business efficiency of a company - productivity or return on financial resources. In 2Q2006 own capital profitability has made 4.91 %, assets profitability – 1.53 %.

2Q2006 net profit margin has made 7.85% representing a 6.6%-increase over a year-ago.

Profitability of products (sales) characterizes primary activity and shows profit per one ruble of operating revenues. This indicator does not depend on quantitative changes of proceeds from sales and is a qualitative characteristic of the Issue's core activity. In 2Q2006 this indicator demonstrates an upward tendency compared to 2Q2005 which is a positive factor.

Capital turnover ratio shows the efficiency of assets management by the Company. In 2Q 2006 capital turnover ratio has made 0.30 times.

Factors that in opinion of the Issuer's governing bodies have affected the amount of profits/losses of the Issuer reflected in the accounting records: *The Issuer gained profit mainly due to a positive trend in revenue growths compared to the operating costs caused by cutting the Company's investment program in the period under report and following the policy of rigid cost control.*

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services in the reporting period:

1H2006 revenue amounted to RUR 8,373.8 million, a 3.4%-decrease over 1H2005. Revenues from telecom services declined by 7.2% to RUR 7,927.4 million. Share of revenues from long-distance and intra-zonal services is being replaced with revenues from local and value-added services. According to 1H2006 result, share of revenues from long-distance, intra-zonal services and local telecommunication services constituted 15.4% and 53.2% of the Company's telecom revenues, respectively.

As before, the growth of the Company's revenues from telecommunication services in 1H2006 was due to network development and the increase in local tariffs from September 2005.

Changes of exchange rates have not influenced materially the Issuer's revenues from core activity.
Decisions of state bodies have not influenced materially the Issuer's revenue size in the analyzed period.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

4.2. Liquidity of the Issuer

Indicator	Formula	2Q 2006
Own current assets (working capital), RUR.	Capital and reserves (excluding own shares repurchased from shareholders) – target financing and inputs + deferred income – non-circulating assets – long-term accounts receivable	-24,362,043,072
Fixed assets index	Non-circulating assets + long-term accounts receivable /Capital and reserves (excluding own shares repurchased from shareholders) – target financing and inputs + deferred income	2.82
Current liquidity ratio	(circulating assets – long-term accounts receivable / (short-term liabilities - deferred income)	0.31
Quick liquidity ratio	(current assets - reserves – VAT on acquired valuables - long-term accounts receivable) / short-term liabilities (excluding deferred income)	0.16
Own assets autonomy ratio	(Capital and reserves (excluding own shares repurchased from shareholders) - target financing and inputs + deferred income) / (non-circulating assets + circulating assets)	0.32

The above indicators were calculated according to the methodology recommended by the Regulations on information disclosure by Issuers of emissive securities approved by the Federal Financial Markets Service of Russia № 05-5/pz-n.

Liquidity indicators show the ability of the company to fulfill its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.

The fixed assets index for the analyzed period is higher than the recommended value of 0.9, while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient. In 2Q2006 the fixed assets index made 2.82.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises approximating 2.

Quick liquidity ratio is more strict estimation of a company's liquidity. It estimates the part of current short-tern liabilities that could be repaid by a company under critical conditions. It is assumed that inventories has no liquidity value. The optimal value of this indicator is 0.8-1.0.

In the analyzed period ratios of current liquidity and quick liquidity were less than the recommended standard values, representing 0.31 and 0.16 respectively.

In 2Q2006 the autonomy ratio in fact remained the same low and was 0.32. The autonomy ratio shows the share of own capital in assets and describes financial independence from creditors.

The management has opened several credit lines sufficient for covering main part of working capital deficit.

In 2006 the Issuer plans to receive money from the following sources: moneyed proceeds from core activity and financial resources of domestic and international credit organizations. It will help the Issuer to pay out existing debts in due time in case of lack of funds.

The Issuer's own funds are not sufficient for execution of short-term obligations and coverage of current operating expenses.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

4.3. Amount, Structure and Sufficiency of Issuer's Equity and Working capital

4.3.1. Amount and Structure of Issuer's Equity and Working capital

Description	2Q2006
Authorized capital, RUR*	1,297,779,000
Total value of the Issuer's shares repurchased by the Issuer for their future resale (transfer)	0
The Issuer's reserves formed from the Company's profit, RUR.	64,889,000
Additional paid-in capital reflecting increase of assets value after revaluation, RUR	5,534,008,000
Difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR	0
Retained net profit of the Issuer, RUR **	6,226,767,000
Total capital value of the Issuer, RUR	13,123,440,000

**The size of the authorized capital of the Issuer corresponds to the constituent documents of the Issuer;*

***retained earnings of past years+retained earnings of the reporting year – uncovered loss of past years – uncovered loss of the reporting year*

****including "Social fund" (line 440) valued at 8,825 thousand rubles*

Structure and amount of the Issuer's current assets in accordance with its financial accounts:

Description	2Q2006	
	RUR ths	%
Inventories	901,845	19.97
VAT on acquired values	1,324,983	29.33
Accounts receivable (expected in over 12 months after the reporting date)	14,812	0.33
Accounts receivable (expected within 12 months after the reporting date)	1,770,354	39.2
Short-term financial investments	93,463	2.07
Cash and cash equivalent	410,003	9.08
Other current assets	888	0.02
Current assets - total	4,516,348	100

Sources of financing the Issuer's current assets:

Description	2Q 2006	
	RUR ths	%
Own funds	13,123,440	33.92
Long-term loans and credits	10,634,654	27.49
Short-term loans and credits	9,350,018	24.16
Accounts payable	4,744,986	12.26
Other sources of financing	839,323	2.17
Total	38,692,421	100.00

The Issuer's policy on financing the Issuer's working capital:

The Issuer tries to minimize the current accounts payable, which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of working capital.

Factors that may result in changing the policy of financing the circulating assets

- ***actions aimed at reduction of accounts receivable, decrease of the stock level, acceleration of the circulating assets turnover;***
- ***growth of market prices of working stock and other kinds of inventories;***
- ***financial risks associated with the change of interest rates caused by possible alteration of refinancing rates of the Central Bank of the Russian Federation;***
- ***change of prices on services provided by the Issuer.***

Probability of such factors' occurrence:

- ***the Issuer's policy on assets management regarding receivables and stock is aimed at reduction of their level and turnover period. Possibility of negative influence of the given factor on financing the working capital is estimated as low;***
- ***cost of bank credits and the rate of refinancing of the Central Bank of the Russian Federation have a downward tendency. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***prices of inventories used by the Issuer in its business activity are not liable to the sudden ups and downs of the market. Possibility of adverse effect of the given factor on financing the working capital is estimated as low;***
- ***the Issuer's marketing strategy is aimed at broadening its activity in the market sectors with non-regulated prices and tariffs. Possibility of adverse effect of the given factor on financing the working capital is estimated as low.***

4.3.2. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of the expiry date of the period under report.

1) Investments in securities.

Kind, category (type), form of securities: ***ordinary registered non-documentary shares***

Full and abbreviated registered name of the issuer: ***Open Joint –Stock Company "Health-care center "Orbita"/ OJSC "Health-care center "Orbita".***

Location: ***Olginka, Tuapse district, Krasnodar Krai, 352840***

State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:

20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer, pieces: ***354,400***

Total par value of securities owned by the Issuer, RUR: ***354,400,000***

Total balance value of securities owned by the Issuer, RUR: ***354, 400, 000***

Balance value of securities of the Issuer's subsidiaries and associates, RUR: ***354, 400, 000***

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination: ***none***

Period of payment: ***none***.

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company: ***none***

Payout period: ***none***.

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made:

In the opinion of the Issuer potential losses are limited to balance value of investments.

2) Non-emissive securities:

Financial investment of the issuer in non-emissive securities making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

3) Other financial investments:

Other financial investment of the issuer making over 10 per cent of all financial investment as of the end of the last fiscal year before the date of approval the Emissive Prospectus: ***no such investments***

Potential losses caused by the bankruptcy of the organizations (enterprises) in which investments have been made: ***none***

Provision for impairment of the securities.

In December 2003 pursuant to PBU 19/02 the Issuer created provision for impairment of financial investments.

Size of the provision for impairment of the securities makes:

3,679,000 rubles as of January 1, 2005;

1,773,000 rubles as of 31 December 2005.

The Issuer's funds are not placed on deposit or other accounts in banks and other credit organizations which licenses have been suspended or withdrawn or concerning which the decisions on reorganization, liquidation of such credit organizations, starting the procedure of bankruptcy, or recognition of such organizations bankrupt have been accepted.

Accounting Standards according to which the Issuer has made calculations reflected in the present item of the Emissive prospectus:

Financial investments are reflected by the Issuer on account 58 according to PBU 19/02 "Accounting for financial investments" approved by Order of the Ministry of Finance of the Russian Federation №126n of 10.12.2002.

4.3.3. Issuer's Intangible Assets

Structure, Original (replacement) cost of intangible assets and depreciation charged in the

reporting period:

№	Group of intangible assets	Overall value, RUR ths	Depreciation charged, RUR ths
	Reporting date: 30.06.2006		
1	Exclusive rights to trade marks and service marks	146.169	7,309
2	Exclusive rights to usage of isolated natural objects	0	0
3	Exclusive rights to software, data bases	2.042.298	185,368
	TOTAL	2.188.467	192,677

There were no contributions of intangible assets to the authorized capital or on a gratis basis.

Accounting for intangible assets.

Intangible assets are reflected according to "Accounting rules for intangible assets" PBU 14/2000, approved by the Order of the Ministry of Finance of the Russian Federation № 91n of October 16, 2000.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.

The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.

Intangible assets are depreciated on a straight-line basis by accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development in the reporting period preceding the expiry date of the previous reporting period, in respect of licenses and patents, new designs and research at the expense of the Issuer's own funds in such reporting period.

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

Period	Payments for licenses, RUR	Payments for research and development works, RUR
2000	372,355	200,000
2001	8,252,477	21,957,000
2002	160,633	35,719,700
2003	1,154,059	0
2004	747,487	3,219,160
2005	1,255,332	961
Total	**11,942,343**	**61,096,821**

Data on creation and obtaining the legal protection by the Issuer of the basic objects of the intellectual property (including data on the date of issue and termination of patents for invention, utility model and industrial model, on the state registration of trade marks and service marks, names of the place of products' origin):

1) Certificate of trade mark (service mark) № 243488
Registered in the State Register of trade marks and service marks of the Russian Federation on April 15,2003.
Period of validity - 10 years
Holder of right: "UTK" PJSC
The main direction of the trademark's usage is its usage when rendering all kinds of services by the Issuer, protection of the registered name of the Company, creation of strong advertising brand. Results of usage: Making the Company more recognizable, the Company's positioning in the telecom market

2) Computer-based billing system ASR "KURS"
Conformance certificate № OS/1-ST-170 issued on 9.08.2001 by the Ministry for Communications of the Russian Federation, valid till 9.08.2004.
Purpose: automation of business accounting.
The Issuer intends to extend the certificate.

3) Software ASU BUKHUCHOT
Contract № 1-97 of 5.03.1997 with the company "Kubaninformholding" for right of software usage (date of registration 31.07.1999). Contractual time is 10 years. Purpose: automation of business accounting.

4) Certificate of trade mark (service mark № 297060 DISEL
Registered in the State Register of trade marks and service marks of the Russian Federation on 20 October 2005
Valid till 26.05.2015
Holder of right: "UTK" PJSC
List of services under the registered trade mark: telecommunications; news agencies; TV broadcasting; Internet access (services of providers); provision of telecommunication connection to the Internet and other.

Risk associated with the possibility of withdrawal of the certificate on usage of trademarks:
The main risks are connected with regulatory uncertainty in the telecommunications sector due to new Federal Law № 126 "On Telecommunications" of July 7, 2003, effective since January 1, 2004. A number of statutory acts regulating licensing of telecom services is under development stage, and the existing by-laws do not fully correspond to the requirements of the new law. At the moment the management of the Issuer cannot predict the effect of these risks on the Issuer's business.

4.5. Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- *transition to time-based billing system for local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of a technical level of public telephone systems.*

The Federal Tariff Service has set new tariffs for local and intercity telephone calls in the Republic of Adygeia, Republic of Kabardino-Balkaria, Republic of Kalmykia, Republic of Karachaevo-Cherkessia, Republic of the North Osetia-Alaniya, the Astrakhan region, the Volgograd region, the

Krasnodarsky krai, the Rostov region, and Stavropolsky krai (orders by FTS head №№376-c10 and 375-c9, dated August 17, 2005) effective since September 1, 2005.

The monthly subscriber's rental was raised on average by 20% for residential customers and 15% - for businesses. In order to restrict cross-subsidizing and taking into consideration sizable decrease in growth rate of long-distance traffic volume, the FTS of Russia took a decision to cut the long-distance connection rates for individuals and legal entities by average of 4.1%.

According to the adopted decision on local tariffs growth and on simultaneous decrease in long-distance tariffs, the average increase in tariffs has made 8.2%.

The new legal acts in addition to the Federal law «On Communications» having come into effect since January 1, 2006, namely: decrees of the Government of the Russian Federation№ 87 of February 18, 2005, № 161 of March 28, 2005 and № 310 of May 18, 2005, the terms of the licenses and procedures of interconnection and provision of telecom services have also changed for telecom operators belonging to Svyazinvest holding. In compliance with these changes, Order of the Head of the Federal Tariffs service №375-c/9 has become invalid since January 1, 2006. According to Order of the Head of the Federal Tariffs Service №731-c/5 tariffs for "UTK" PJSC on intra-zonal services remained the same and compensation fee in addition to the price of local and zonal call initiation price was established at 0.64 rubles per one minute.

In 2005 the RF communication market volume rose 31,4 % over 2004 to 710 billion rubles. Revenue from telecom services amounted to RUR 668 billion representing a 32%-increase over 2004.

Share of communication and IT sector in gross domestic product reached 5 %, in 2000 it was 3.2%. According to estimates of the RF Ministry of Communications share of communication and IT sector in gross domestic product will increase from 5% to 10% by 2010.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically justified costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest" PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Federal Anti-Monopoly Service of the Russian Federation.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- *Growth of local tariffs;*
- *Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;*
- *Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;*
- *Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level.*

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the inter-regional telecom companies aimed at liquidation of waiting lists for installation of telephone sets and increase of level of network digitization.

Development of the Issuer's business corresponds to the general development tendencies of the telecommunications sector.

Main factors having effect on the state of the telecommunications sector:

– changes in state regulation of the sector (including pricing policy on regulated telecom services, availability of licenses, realization of the reform of the sector);

– general condition of national economy, as telecommunications as an infrastructural sector, is very sensitive to such changes.

Key performance results of the Issuer in the telecommunications sector:

In 1H2006 the Company showed a good progress.:

– operating income increased by 14.8% over 1H2005 mainly due to rigid costs control;

– EBITDA was up 26% over 1H2005.;

– labour productivity grew by 3.2%

– number of lines per one employee rose by 8.7%.

Revenues from:

- ***local telephony increased by 18.3%;***
- ***intra-zonal telephony decreased by 1.1%.***

Estimation of conformity of the Issuer's performance results to development trends of the sector:

The Issuer's business development is in line with the industry's overall trends.

Grounds for the received activity results (satisfactory and unsatisfactory results in the opinion of the Issuer):

Telecommunications sector development corresponds to common positive trends in the Russia economy. The sector has been developing dynamically during the last several years: new technologies and new services have appeared; solvent demand for telecom services has increased. The Issuer's activity is aimed at providing full range of telecom services to wide circle of customers.

Factors and terms having effect on the Issuer's activity and its performance results:

The main risk factors of the Issuer's activity:

1) The most recent version of the federal law "On Telecommunications" came into effect on 1 January 2004. It determines the authority that various branches of the government exercise over the regulation of the telecommunications sector. The law can increase a degree of regulation of the Issuer's business. Till the moment of approval of the corresponding normative acts, the period of contradictions and uncertainties relating to different interpretation of the Law by regulating authorities is inevitable.

Pursuant to the new Law the Company is obliged to establish equal status of connection of communication networks and pass-through of traffic for telecom operators providing similar services and to render to these operators services on connection and pass-through of traffic on the same conditions and of the same quality as for its own structural divisions and affiliated persons.

In addition, according to the new Law "On Telecommunications" a subscriber (natural person) has the right to choose form of payment for local telephone calls: monthly subscriber fee or time-based billing system of payment.

2) Running processes of integration of alternative telecoms in large holdings.

Forecast concerning duration of the specified factors and conditions:

It is difficult to predict the duration of the main adverse factors because it is impossible to determine the period of validity of the main law regulating activity in telecommunications sector. Integration process of alternative operators is very dynamic and it will be continued for several more years.

Actions undertaken by the Issuer and actions which the Issuer plans to undertake in the future for effective usage of the given factors and conditions:

The Issuer is going to make advantage of its main competitive strengths.

Actions taken by the Issuer and actions which the Issuer plans to undertake in the future in order to diminish negative effect of factors and conditions influencing the Issuer's business:

The Issuer takes and plans to take the following actions:

- ***development of cable TV. High quality of video transmission, a lot of digital, analog and satellite channels to any taste and availability of many additional services, such as high-speed Internet access, IP telephony, telex, intruder and fire alarm systems and others, attract great number of customers;***
- ***rendering of new additional service under the brand "DiSeL-TV" in the Krasnodar krai for broadband Internet subscribers using ADSL2 + technology. "DiSeL-TV" bundle includes 33 TV channels with digital quality of video and audio signals. In future the Company plans to extend a list of TV channels for viewing and to provide video upon request;***
- ***further improvements in range and quality of offered services as well as in customer service in order to attract new clients including large corporate clients.***

Essential events / factors which can have a negative effect on the opportunity of the Issuer to receive similar or better future results than those received in the last accounting period. Probability of occurrence of such events (factors):

Among major factors are liberalization of long-distance market and privatization of Svyazinvest. However it is not obviously possible at the moment to estimate the size and influence of the given factors.

In future the main negative effect is expected from strengthening of competition especially with mobile operators. Probability of the situation that mobile operators will be strong competitors is very high, since they are actively building up their presence in all regional markets.

Main existing and potential competitors of the Issuer in the sphere of its core activity including foreign ones. Competitive capacity factors of the Issuer with the description of a degree of their influence on competitive power of products (jobs, services).

As of June 30, 2006 430 telecom operators operated in the territory of the Southern Federal District, 122 of them being Internet-providers, 225 – providers of local and long-distance telephone services. But main competitors of "Southern Telecommunications Company" PJSC in SFD telecom market are cellular operators. 46 cellular operators representing 13 trademarks operate in the Company's licensed territory.

In spite of high level of competition "UTK" PJSC maintains major market share of traditional fixed-line services. According to 2005 preliminary results total market share of "UTK" PJSC in the aggregate SFD fixed- line market constituted 81%.

According to 2005 estimates UTK's share of regional telecom market was:

- *92% - local telephony;*
- *89% - long-distance telephony;*
- *48% - value-added telecom services.*

As a whole UTK's market share was estimated at 35% in 2005.

"Southern Telecommunications Company" PJSC states the following priority tasks:

- *Introducing new technologies and services meeting the market development tendencies and customers' real requirements*
- *Making value-added services more competitive*
- *Developing integrated data networks (multi-service networks) in the Southern Federal District*
- *Introduction and deployment of pre-paid universal service cards throughout the licensed territory of "UTK" PJSC.*
- *Technical realization of intra-regional service roaming.*
- *Provision of services "in package".*

Priority services of the Issuer are the following:

- *Broadband access to Internet services*
- *Call-center services*
- *Intelligent services*
- *Services of multimedia and multi service networks (including digital cable TV and IP-TV)*

- *Content services*
- *Construction of VPN*

One of the priorities in the service sphere is introduction and further development of pre-paid service cards including universal cards, development of "self-service" system, as well as development of the content to be accessed by subscribers through various information access channels (Internet, E-mail, SMS, WAP, IVR, operators of the Contact-center).

Market shares of the Issuer and its competitors for the last five fiscal years in opinion of the Issuer:

Name	Country of registration	Volume of sold products, RUR thousand (including 2004)	Market share, %			
			2002	2003	2004	2005E
The Issuer	Russia	57,441.23	45.0	46.0	39.6	35.5
Cellular operators	Russia	69,549.10	34.5	41.7	51.5	56.6
Other operators	Russia	15,878.67	20.5	12.3	8.9	7.9

Analysis of the factors of the Issuer's competitive capacity:

- *the table shows estimations of competitive power of "UTK" PJSC **and its competitors: cellular and fixed line operators, Internet and IP-telephony providers;***
- *quantitative estimations of the factors **of the competitive capacity shown in the table represent aggregate average estimations received from end users of services;***
- *Bottom-line value of the **competitive capacity of the Issuer is calculated taking into consideration a rate of importance of such factors.***

Description	**Rating of the factor importanc e**	**Issuer**	**Fixed-line operators**	**Cellular operators**	**Internet and IP providers**
Convenience of location (distribution system)	0.1	4.2	3.4	4.6	3.7
Price	0.2	3.9	3.5	3.4	3.3
Quality of products	0.25	4.1	3.7	4.0	3.3
Service rapidity	0.15	4.1	3.6	4.3	3.6
After-sale service	0.15	4.1	3.5	4.3	3.8
Consumer properties of services	0.15	4.5	3.7	4.5	4.0
Closing value of the company's competitive capacity		**4.1**	**3.6**	**4.1**	**3.6**

Essential events / factors which can improve the Company's performance results:

General economic growth in Russia and increase of the telecommunications sector share in Gross Domestic Product has a positive effect on the Company's activities.

Opinions of the Issuer's governing bodies concerning the mentioned factors and-or level of their effect on financial and economic activities of the Issuer are similar.

None of the members of the Board of Directors or collective executive body (Management Board) of the Issuer has special opinion on the mentioned factors and-or level of their effect on financial and economic activities of the Issuer.

V. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies and their terms of reference in accordance with its Charter:

Structure of the Issuer's governing bodies in accordance with its Charter:

- *General Shareholders' Meeting is the Company's supreme governing body.*
- *Board of Directors is a collegiate governing body exercising general management of the Company's activity.*
- *Management Board is a collegiate executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.*
- *General Director is the personal executive power exercising management of the Company's current activity.*

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director is entitled to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter.

General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Employment Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter cover:

1) making amendments and additions to the Company's Charter and approving the Charter's new edition (except for the cases falling under the Federal Law "On Joint Stock Companies"), in which cases decisions may be taken by at least three quarters of voting shareholders attending the General Shareholders' Meeting);

2) the Company's reorganization that shall be voted in favor of it by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

3) the Company's liquidation, appointment of a liquidation commission and approval of a preliminary and final liquidation statements that shall be voted in favor of them by at least three

quarters of voting shareholders attending the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

6) definition of the number, nominal value, category (type) of the Company's declared shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

7) increase of the Company's authorized capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

8) increase of the Company's authorized capital by placing additional shares by public subscription, should the number of additional shares exceed 25 percent of the Company's ordinary shares having been previously placed, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

9) increase of the Company's authorized capital by placing additional shares by close subscription, in which case a decision shall be passed by at least three quarters of voting shareholders attending the General Shareholders' Meeting;

10) reduction of the Company's authorized capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares in order to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

11) election of the members of the Company's Auditing Commission and early termination of their powers in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

12) appointment of the Company's auditor, in which case a decision shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

13) approval of the Company's annual reports, balance sheets, income and loss statements, distribution of profits and losses including dividend payment (declaration). The decisions in these cases shall be passed by a majority of voting shareholders taking part in the General Shareholders' Meeting;

14) procedures for conducting a General Shareholders' Meeting, in which case a decision shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, in which cases decisions shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

16) taking resolutions on approval of transactions with vested interests; such resolutions shall be passed in the cases and in the procedure specified in Article XI of the Federal law "On Joint Stock Companies";

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) of the Company's ordinary shares by subscription and transactions related to placement of issued securities convertible into ordinary shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) participation in holding companies, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by a majority of voting shareholders attending the General Shareholders' Meeting;

20) placement by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are placed by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other

issued securities) may be converted into the Company's ordinary shares exceeding 25 percent of the previously placed ordinary shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) decision on compensation, at the Company's expense, of the costs of preparation and conduct of an extraordinary General Meeting of the Shareholders of the Company in the case when the Board of Directors, against the effective laws of the Russian Federation, did not take a decision on convening of an extraordinary meeting, and such meeting is convened by other persons. The decision in this case shall be passed by a majority of holders of the Company's voting shares attending the Meeting;

22) delegating the authority of the Company's individual executive body to a managing organization or a manager that shall be voted in favor of it by majority of voting shareholders attending the General Shareholders' Meeting;

23) other matters stipulated by the Federal law "On Joint Stock Companies" and this Charter.

General Shareholders' Meeting shall have the right to take decision on issues specified in subparagraphs 2,7,8,9,15-19,22 of the Charter exclusively when presented by the Board of Directors. In this case, other persons authorized under the effective laws of the Russia Federation to enter items on the agenda of the annual or extraordinary General Shareholders Meeting shall not demand that the Board of Directors enter the above matters on the agenda of the meeting.

The General Shareholders Meeting may not review or make decisions on matters that are outside its frame of reference as defined by the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) setting of priorities in the activity of the Company, and in particular, approval of the annual budget, budgets for medium- and long-term periods, strategies, and development programs of the Company, making changes in the indicated documents, consideration of the results of their implementation;

2) preliminary approval of the operations exceeding the scope determined by the Company's annual budget;

3) convocation of the annual and extraordinary General Shareholders Meetings, except for the cases provided for under paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";

4) Approval of the General Shareholders' Meeting's agenda;

5) Setting record date for shareholders entitled to attend a General Shareholders' Meeting, and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;

6) Preliminary approval of the Company's annual report;

7) increase of the Company's authorized capital by placing by the Company of additional shares within the number of declared shares as defined by this Charter, except for the cases provided for under subparagraph 8,9 of paragraph 12.2. hereof;

8) placement by the Company of bonds or other issued securities in cases, where under the terms of placement of such bonds or other issued securities, they are not convertible into the Company's shares;

9) placement by the Company of bonds or other issued securities convertible to shares, if such bonds (or other issued securities) are placed by public subscription, where such convertible bonds (or other issued securities) may be converted into the Company's ordinary shares amounting to 25 or less percent of the previously placed ordinary shares;

10) pricing (cash evaluation) of property and the price of placement and redemption of issued securities in cases provided for by the Federal Law "On Joint-Stock Companies";

11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption approval of resolutions on issue of securities, security issue prospectus, reports on the results of issuance of the Company's securities, reports on the results of purchasing the Company's shares for the purpose of their redemption;

12) acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company Registrar and of the terms of the contract therewith as well as taking resolutions on the cancellation of the contract therewith;

14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;

15) use of the Company's reserve fund and other funds;

16) approval of the internal document of the Company regulating the procedures for internal control over its financial and business operations;

17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor on audit services and determination of the fee payable for audit services;

18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control as well as consideration of other issues, decisions on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision;

19) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 0.5 to 25 percent of the book value of the Company's assets as of the latest reporting date determined from its accounting data;

20) approval of transactions related to purchase, alienation or possible alienation by the Company, directly or indirectly, of property, the value whereof ranges from 25 to 50 percent of the book value of the Company's assets as of the latest reporting date determined from the financial statements, except for transactions effected as part of the Company's usual business, transactions related to placement (sale) by subscription of the Company's ordinary shares, and transactions related to placement of issued securities convertible into ordinary shares of the Company;

21) approval of interested- party transactions in cases provided for under Chapter XI of the Federal Law "On Joint-Stock Companies";

22) determination (change) of functional blocks of the Company's organizational structure and of the main functions of subdivisions incorporated in the functional blocks of the Company's organizational structure (except for structures of the Company's branches and representative offices);

23) setting-up subsidiaries, opening representative agencies, their liquidation and approval of the Provisions on them;

24) preliminary agreement on the candidates to the posts of directors of branches, representative offices, structural subdivision of the Company performing internal control functions and relieving the indicated directors of their posts at the Company's initiative;

25) approval of annual budgets, development strategies and programs, making changes in the indicated documents, consideration of the results of their implementation;

26) nomination of the Company's individual executive body (General Director), determination of his term of office and early termination of his powers;

27) election (re-election) of Chairman of the Company's Board of Directors and the Vice-chairman;

28) forming a collegiate executive body (Management Board), determination of its term of office as well as appointment of the members of the Management Board and early termination of their authority;

29) agreement on combination by the person performing the functions of the individual

executive body of the Company, members of the Management Board of the Company of the posts at the managing bodies of other organizations;

30) permitting the person acting as individual executive body of the Company to combine jobs holding a paid post at other organizations;

31) formation of standing or temporary (for resolving certain matters) committees of the Board of Directors, approval of Provisions thereon;

32) appointment and dismissal of the Company's Corporate Secretary, approval of the Provisions on the Corporate Secretary and the office of the Company's Corporate Secretary;

33) approval of the terms of contracts (additional agreements), concluded with the General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; as well as consideration of matters, the resolutions on which shall be taken by the Board of Directors in accordance with the abovementioned contracts;

34) taking decisions on participation (joining as a participant, termination of participation, change in the participation share) of the Company in other organizations by buying, selling shares, shares of other organizations as well as by making additional contributions to the authorized capital of these organizations;

35) taking decisions on participation of the Company in non-profit organizations, except for the cases provided for under sub-paragraph 18, paragraph.12.2 of the present Charter, by joining as a participant, termination of participation, making additional contributions (installments) related to the Company's participation in non-profit organizations;

36) taking decisions on items of the agenda of the General Meetings of subsidiaries (supreme governing bodies of other organizations), of which the Company is the sole participant;

37) determination of the procedure of the Company's interaction with organizations in which the Company is a shareholder;

38) approval of the internal documents (document) regulating principles of information disclosure about the Company, procedures for using confidential information about the Company's operations and transactions»;

39) approval of the Corporate Governance Code of the Company, making amendments and additions into it;

40) approval of other internal documents of the Company, in addition to those provided for under paragraph 13.4 of the present Charter, regulating matters within the competence of the Board of Directors of the Company, except for internal documents, the approval of which is assigned by the Company's Charter to the competence of the General Shareholders meeting and executive bodies of the Company;

41) approval of the procedure for risk management in the Company»;

42) preliminary agreement on engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission of the Company »;

43) determination of payment procedure and other material conditions of engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission;

44) approval of sale and purchase contracts on the Company's bonds except for the transactions approved by General Shareholders' Meetings and the Board of Directors of the Company on other grounds stipulated by the Federal law "On Joint –Stock Companies" and this Charter;

45) determination of corporate social responsibility policy of the Company and its branches;

46) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter.

Terms of reference of the Management Board according to the Company's Charter:

1) *developing proposals on the main trends of the Company's activities including draft annual budgets, budgets for the medium- and long-term periods, Company's development strategies and programs, proposals on making changes to the aforementioned documents;*
2) *making decisions on matters being within the terms of reference of supreme governing*

bodies of the non-profit organizations where the Company is the sole founder (stockholder), except for the non-profit organizations which supreme governing body is formed without participation of the founder (participant);

3) *developing the Company's social and personnel policy;*
4) *approving the internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;*
5) *Preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 of this Charter and those submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board;*

   preparation of materials to be considered by the Committees of the Board of Directors;
6) *organizational and technical support of the activity of the Company bodies;*
7) *developing technical, economic, financial and tariff policy of the Company and its branches.*
8) *developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;*
9) *determining the methodology of planning, budgeting and controlling of the Company and its branches;*
10) *developing security policy of the Company and its branches;*
11) *determining the procedure for allotting assets to a branch and withdrawing the assets owned by a branch;*
12) *determining the quantitative structure of the branches' collegiate executive bodies, appointing their members, early termination of their powers, approving The Provisions on the collegiate executive body of a branch;*
13) *preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions at the Company's initiative;*
14) *approving terms of contracts (additional agreements), concluded with the members of the collegiate executive bodies of the branches, deputy directors, chief accountants of the branches and representative offices, as well as examining issues to be approved by the Management Board in accordance with the aforesaid contracts;*
15) *approving quarterly budgets of the branches, making changes to the indicated documents;*
16) *analysis of operation of structural divisions of the Company, detached units included, and development of mandatory guidelines for improvement of their operation;*
17) *approving internal document regulating matters referred to the competence of the Company's Management Board except for the documents subject to approval by the General Shareholders' Meeting and the Board of Directors of the Company.*
18) *determination (change) of the Company's organizational structure including determination of the main functions of structural subdivisions (except for structures and functions of the Company's representative offices and branches' structural subdivisions situated not at the branches' location addresses;*
19) *determination of the Company's corporate ethics rules;*
20) *formation of the Company's advisory collegiate body – Coordinating Council, appointment of the members of the Coordinating Council and release them of their duties.*

The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors or by presentation of the General Director of the Company.

Terms of reference of the General Director according to the Company's Charter:

1) *making decisions on the matters not referred by the Charter to the competence of the Company's General Shareholders' Meeting, Board of Directors and Management Board,*
2) *acting as the Chairman of the Company's Management Board,*
3) *General Director acts on behalf of the Company without Power of Attorney representing the interests of the Company, concluding transactions on behalf of the Company, approving staff, issuing orders and giving instructions mandatory for all the Company's employees;*

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics (Corporate Governance Code).

Corporate Governance Code of "UTK" PJSC (Appendix № 1) was approved by the Issuer's Board of Directors (Minutes № 44 of May 25, 2004) and amended and restated by UTK's Board of Directors on May 25, 2005 (Minutes № 36 of May 25, 2005).

URL of Internet site for public access to full text of Corporate Conduct (governance) Code of the Issuer:

http://www.stcompany.ru/investor/docs

Data on amendments introduced in the Issuer's Charter and other bylaws regulating activity of the Issuer's bodies in the last accounting period:

The Issuer's Annual General Shareholders' Meeting held on June 27, 2006 took a decision to introduce the following amendments and additions to the Charter of "UTK" PJSC (Minutes № 17 of June 27,2006):

1) Item 5.4 of Article 5 of the Charter shall be stated as follows:

«5.4. The Company's branches and representative offices shall operate in accordance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall adopt resolutions on establishment of branches, representative offices and on their liquidation.

Branches of the Company have multilevel structure including structural subdivisions situated outside registered location addresses of the branches indicated in item 5.2 hereof.

Heads of branch establishments and representative offices shall be nominated and relieved of their posts by the Company's General Director by preliminary agreement with the Board of Directors. Heads of branches and representative offices shall act on behalf of the Company on the basis of the Power of Attorney.

By resolution of the Management Board a collegiate executive body of the branch can be set up for organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Management Board of the Company";

2) Item 7.12. of Article 7 of the Charter shall be stated as follows:

«7.12. Shareholders – owners of the Company's ordinary shares shall have other obligations as provided for by the current legislation of the Russian Federation and this Charter»;

3) The following item shall be added to Article 8 of the Charter:

«8.11. Shareholders – owners of the Company's preference shares shall have other obligations as provided for by the current legislation of the Russian Federation and this Charter»;

4) Paragraph 22 of item 12.2 of Article 12 of the Charter shall be deleted, paragraphs 23, 24 of item 12.2 of Article 12 of the Charter shall be considered paragraphs 22, 23 respectively, in paragraph 1 of item 12.3 the words "stipulated by paragraphs 2, 7, 8, 9, 15 – 19, 23 of item 12.2 of the Charter" shall be replaced with the words " stipulated by paragraphs 2, 7, 8, 9, 15 – 19, 22 of item 12.2 of the Charter ";

5) Paragraph 17 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor on audit services and determination of the fee payable for audit services";

6) Paragraph 18 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control as well as consideration of other issues, decisions on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision»;

7) Paragraph 22 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«22) determination (change) of functional blocks of the Company's organizational structure and of the main functions of subdivisions incorporated in the functional blocks of the Company's organizational structure (except for structures of the Company's branches and representative offices);»;

8) Paragraph 24 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«24) preliminary agreement on the candidates to the posts of directors of branches, representative offices, structural subdivision of the Company performing internal control functions and relieving the indicated directors of their posts at the Company's initiative;»;

9) Paragraph 28 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«28) forming a collegiate executive body (Management Board), determination of its term of office as well as appointment of the members of the Management Board and early termination of their authority;»;

10) Paragraph 41 of item 13.4 of Article 13 of the Charter "41) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter" shall be considered paragraph 46 of item 13.4 of Article 13 of the Charter "46) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter"; the following paragraph shall be added to item 13.4 of Article 13 of the Charter:

"42) preliminary agreement on engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission of the Company »;

11) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

«43) determination of payment procedure and other material conditions of engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission »

12) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

« 44) approval of sale and purchase contracts on the Company's bonds except for the transactions approved by General Shareholders' Meetings and the Board of Directors of the Company on other grounds stipulated by the Federal law "On Joint –Stock Companies" and this Charter; »;

13) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

«46) determination of corporate social responsibility policy of the Company and its branches »;

14) item 13.6. of Article 13 of the Charter: shall be stated as follows:

«13.6. Resolutions on matters described under paragraphs 7, 9, 20 of item 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided under paragraph 2 of item 13.4 of this Charter cannot be reached, this matter may, by decision of the Board of Directors, be introduced for resolution by the General Shareholders Meeting. In this case, a decision shall be passed by a majority of votes of holders of the Company's voting shares attending the meeting.

Resolution on matters described under paragraph 21 of item 13.4 hereof shall be passed by a majority of votes of independent directors not interested in effecting the transaction.

Should all the members of the Company's Board of Directors be recognized as the related parties and (or) are not independent directors, the transaction can be approved by resolution of the General Meeting of the Shareholders by a majority of votes of all holders of voting shares not interested in the transaction.»;

15) The following item 13.8 shall be added to Article 13. of the Charter:, items 13.8-13.15 shall be considered items 13.9-13.16 accordingly:

«13.8. When submitting the issue stipulated by paragraph 19 of item 13.4 of the present Charter to the Board of Directors for taking decision, the price of property (works, services) to be acquired or disposed shall be compared to balance sheet value of the Company's assets:

- when acquiring property – acquisition price including VAT and other indirect taxes and duties;

- when disposing or possibility of disposing property – price of disposal of property excluding VAT and other indirect taxes and duties, determined by the parties of the transaction, or balance sheet value of the property, depending on what value is larger.»;

16) Paragraph 5 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«5) Preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 of this Charter and those submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board;

preparation of materials to be considered by the Committees of the Board of Directors;»;

17) Paragraph 13 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions at the Company's initiative;»;

18) Paragraph 18 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«18) determination (change) of the Company's organizational structure including determination of the main functions of structural subdivisions (except for structures and functions of the Company's representative offices and branches' structural subdivisions situated not at the branches' location addresses);»;

19) The following paragraph shall be added to item 14.4 of Article 14 of the Charter::

«19) determination of the Company's corporate ethics rules»;

20) The following paragraph shall be added to item 14.4 of Article 14 of the Charter::

«20) formation of the Company's advisory collegiate body – Coordinating Council, appointment of the members of the Coordinating Council and release them of their duties. »;

21) Item 14.5 of Article 14 of the Charter shall be stated as follows:

«14.5. The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors, proposals of the BoD Committees or by presentation of the General Director of the Company»;

22) Item 14.6 of Article 14 of the Charter shall be stated as follows:

«14.6. The procedure of calling and holding of the Management Board meetings, the procedure of decision-making by the Management Board shall be established in the Statute on the Company's Management Board to be approved by the General Shareholders Meeting of the Company.

23) Item 14.7 of Article 14 of the Charter shall be stated as follows:

«14.7. Rights, obligations and responsibility of the members of the Management Board shall be defined in the agreement to be signed between each of them and the Company.

Terms of the agreement should entitle a member of the Management Board to receive compensation of documented expenses associated with discharge of his/her duties as a member of the Management Board as well as to receive remuneration, which size and payment procedure shall be determined by the Company's by-law approved by the Board of Directors.

The Company's General Director shall sign the contract on behalf of the Company..»;

24) The following item shall be added to Article 19 of the Charter::

« 19.4. Should a decision on liquidation of the Company as a legal entity without transfer of its functions to other organizations been taken, the Company shall take measures on protection of the information being a state secret and its carriers. The Company shall inform in writing the body which issued the license for the works related to information being a state secret on the liquidation of the Company»;

25) Paragraph. 5.2.9 of item 5.2 of Article 5 of the Charter shall be stated as follows:

«5.2.9. Branch "Electrosvyaz of Stavropol Territory" with registered location address at 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035».

Internet-page where the full text of the valid version of the Issuer's Charter and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.stcompany.ru/investor/docs

5.2. Information on the Members of the Issuer's Governing Bodies

Personal membership of each of the Issuer's governing bodies specified in item 5.1 of the quarterly report (except for the participants of the General Shareholders' Meeting):

Members of the Board of Directors of the Issuer:

Stanislav Nikolaevich Panchenko (Chairman)

Date of birth: ***1945***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - till present time	"Svyazinvest" OJSC	Member of the Management Board , Deputy General Director
2001 – till present time	"Dagsvyazinform" OJSC	Chairman of the Board of Directors
2001 – 2005	"Rostelecom" OJSC	Member of the Board of Directors
2006 – till present time	"Rostelecom" OJSC	Member of the Board of Directors
2001 – 2004	"Lensvyaz" OJSC	Chairman of the Board of Directors
2001 – 2001	"PTS" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Member of the Board of Directors
2002 - 2002	"Electrosvyaz" OJSC, Vladimir Region	Chairman of the Board of Directors
2001 - 2002	"Lipetskelectrosvyaz" OJSC	Chairman of the Board of Directors
2001 - 2002	"Nizhegorodsvyazinform" OJSC	Member of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Stavropol Territory"	Chairman of the Board of Directors
2001 - 2002	"Electrosvyaz" OJSC, Rostov Region	Member of the Board of Directors
2002 - 2002	"Voronezhsvyazinform" OJSC	Member of the Board of Directors
2004 – 2005	"Uralsvyazinform" OJSC	Member of the Board of Directors

Period	Company	Position held
2004 – 2005	"North-Western Telecom" OJSC	Member of the Board of Directors
2005 – 2006	"Central Telegraph" OJSC	Member of the Board of Directors
2005 – till present time	"Central Telegraph" OJSC	Chairman of the Board of Directors
2003 – 2006	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2006 – till present time	"Southern Telecommunications Company" PJSC	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Vinkov Andrey Aleksandrovich

Year of birth: ***1977***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 – 2001	ANO "Center of support of industry and entrepreneurship development"	General Director
2001 – till present time	Magazine "Expert"	Reviewer of Industry section
2006 – till now	"Gornozavodsktsement" OJSC	Member of the Board of Directors
2006 – till now	"Moscow Confectionery "Krasny Oktyabrj" OJSC	Member of the Board of Directors
2006 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Antonyuk Boris Dmitrievich
Year of birth: ***1949***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
1999 - 2002	FGUP "Kosmicheskaya Svyaz"	General Director
2002 - 2004	Ministry for Information Technologies and Communications of the Russian Federation	First Deputy Minister, Chairman of Liquidation Commission
2003 - till now	"Svyazinvest" OJSC	Member of the Board of Directors
2004 - till now	Ministry for Information Technologies and Communications of the Russian Federation	General Minister
2005 - till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2005 - till now	OJSC "MGTS"	Member of the Board of Directors
2005 – till now	OJSC "MMTS-9"	Member of the Board of Directors
2005 - 2006	"Sibirtelecom" OJSC	Member of the Board of Directors
2005 - till now	"CenterTelecom" OJSC	Member of the Board of Directors
2006 - till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Veremianina Valentina Fyodorovna
Year of birth: ***1966***
Education: ***higher education***
Posts held during the last 5 years:

Period	Company	Position held
2000 – 2003	Bank "MENATEP Saint Petersburg"	Legal expert of the branch in the city of Voronezh
2003 – 2004	OJSC "RTC-Leasing"	Deputy head of the section, Head of the section of the Legal Department
2004 – till now	"Svyazinvest" OJSC	Deputy Director of the Legal Department
2005 – till now	"CenterTelecom" OJSC	Member of the Auditing Commission
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2005 – 2005	OJSC "Svyazintek"	Chairman of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Gavrilenko Anatoliy Anatolievich

Year of birth: ***1972***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1998-2004	CJSC "Alor Invest"	Director for strategic finance planning
2001-2005	LLC "Alor +"	Deputy Director General
2004 – till now	CJSC "Leader"	General Director, member of the Board of Directors
2005 – 2006	OJSC "Ulyanovsk motor-car factory"	member of the Board of Directors
2004 – 2006	OJSC "United Engineering Plants"	member of the Board of Directors
2005 – 2006	OJSC "Belvnesheconombank"	member of the Supervisory Board
2005 – till now	OJSC "Moscow Heat Supply Company"	member of the Board of Directors
2005 – till now	OJSC "Moscow City Electrical Supply Networks"	member of the Board of Directors
2005 – till now	OJSC "Moscow Regional Electrical Supply Networks"	member of the Board of Directors
	OJSC "Management energy company"	member of the Board of Directors

Period	Company	Position held
2005 – till now		
2005 – till now	OJSC "Mosenergo"	Member of the Board of Directors
2005 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Zabuzova Elena Viktorovna
Year of birth: ***1950***
Education: ***higher education***
Positions held during the last 5 years:

Period	Company	Position held
2001-2003	"Svyazinvest" OJSC	Deputy Director – Head of the Economic Planning Division, Economic and Tariff Policy Department
2002 - 2002	OJSC "Smolensksvyazinform"	member of the Board of Directors
2002 - 2003	"UTK" PJSC	member of the Board of Directors
2002 - 2002	OJSC "Electrosvyaz" of the Rostov Region	member of the Board of Directors
2003 - 2004	"VolgaTelecom" OJSC	member of the Board of Directors
2003 – till now	"Sibirtelecom" OJSC	member of the Board of Directors
2004 - 2005	OJSC "MGTS"	member of the Board of Directors
2004 - 2005	CJSC "RusLeasingSvyaz"	member of the Board of Directors
2003 – till now	"Svyazinvest" OJSC	Director of the Department of Economic Planning and Budgeting
2005 – 2006	"North-Western Telecom" OJSC	Chairman of the Auditing Commission
2005 – 2006	"Uralsvyazinform" OJSC	Member of the Auditing Commission
2005 – till now	CJSC "RusLeasingSvyaz"	Chairman of the Board of Directors
2005 – till now	"CenterTelecom" OJSC	Member of the Management Board
2005 – till now	"UTK" PJSC	member of the Board of Directors
2006 – till now	"North-Western Telecom" OJSC	Member of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Denis Viktorovich Kulikov

Date of birth: 1975

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	CJSC "IAUC "NAUFOR"	Expert of the Consulting Center
2001 - 2003	"Kurskenergo" OJSC	Member of the Board of Directors
2002 - 2004	"Ryazanenergo" OJSC	Member of the Board of Directors
2003 - 2003	"Bryanskenergo" OJSC	Member of the Board of Directors
2003 - 2006	"Cherepetskaya GRES" OJSC	Member of the Board of Directors
2003 - 2003	"Kalugaenergo" OJSC	Member of the Board of Directors
2003 - 2006	"Pechorskaya GRES" OJSC	Member of the Board of Directors
2003 - 2004	"Kurskenergo" OJSC	Member of the Board of Directors
2003 - till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors
2001 - till present time	Investor Protection Association	expert
2004 – 2005	OJSC «Vladimir Energy Company»	Member of the Board of Directors
2004 – 2006	OJSC «Penza Generating Company»	Member of the Board of Directors
2005 – 2006	"VolgaTelecom" OJSC	Member of the Board of Directors
2006 – till now	OJSC "OGK-5"	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Selvich Elena Petrovna

Date of birth: ***1968***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Best Ceramics" CJSC	Deputy Director General
2003 - 2005	"Petersburg Transit Telecom"	Financial Director
2005- till now	"Uralsvyazinform" OJSC	Member of the Management Board
2005 - till present time	"Svyazinvest" OJSC	Finance Department Director
2006 – till now	"CenterTelecom" OJSC	Member of the Board of Directors
2006 – till now	"Svyazintech" OJSC	Chairman of the Auditing Commission
2006 – till now	"Sibirtelecom" OJSC	Member of the Auditing Commission
2006 – till now	"Pochtobank" CJSC	Member of the Auditing Commission
2006 – till now	"Rostelecom" OJSC	Member of the Board of Directors
2006 – till present time	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Punina Ekaterina Aleksandrovna

Year of birth: *1973*

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
1999 - 2003	"Svyazinvest" OJSC	Senior Specialist
2002 - 2002	"Svyazinform" of Chuvashia Republic " OJSC	Member of the Board of Directors
2002 - 2002	"Electrosvyaz of Adygeia Republic" OJSC	Member of the Board of Directors
2002 - 2002	"Kamchatsvyazinform" OJSC	Member of the Board of Directors
2003 – till now	"Svyazinvest" OJSC	Chief Specialist
2004 - 2004	"Svyaz of Komi Republic"	Member of the Board of Directors
2006-till now	"Southern Telecommunications Company" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Yenin Eugheny Petrovich

Year of birth: *1958*

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2000 - 2002	OJSC "Bank "Saint Petersburg"	Deputy Director of Commercial Department
2002 – 2003	CJSC Renaissance- Capital"	Deputy Director General
2003 – 2004	Fund "Institute of Stock Market and Management"	General Director
2004 – 2005	LLC IK "LenMontazhStroy"	Deputy Director General
2005 – 2006	IK "Russkiy Monolit"	General Director
2006 – till now	NP "Russia Institute of Directors"	Deputy Director

Period	Company	Position held
2006 – till now	"Volgatelecom" OJSC	Member of the Board of Directors
2006 – till now	"Uralsvyazinform" OJSC	Member of the Board of Directors
2006 – till now	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

Yuriev Vladimir Pavlovich

Year of birth: *1946*

Education: ***higher education***

Posts held during the last 5 years::

Period	Company	Position held
2000 – 2004	Ministry for Communications and Informatization of the Russian Federation	Deputy Director of the Department for Economic Policy
2000 – 2006	OJSC "Chukotkasvyazinform"	Member of the Board of Directors
2004 – till present time	Federal Communications Agency	Head of the Department for economics, finance and state property
2005 – till present time	"UTK" PJSC	Member of the Board of Directors

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.2. Person acting as the Issuer's individual executive organ:

Andreev Alexander Vladimirovich

Year of birth: ***1954***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	OJSC "Electrosvyaz" of Kaliningrad Region	General Director , Chairman of the Management Board
2002 - 2006	"North-Western Telecom" OJSC, branch "Electrosvyaz" of Kaliningrad Region	Regional Director
2006 - 2006	"North-Western Telecom" OJSC, Kaliningrad Branch	Regional Director – Director of the branch
2006-till now	"Southern Telecommunications Company" PJSC	Director General, Chairman of the Management Board

Share in the Issuer's authorized capital: ***none***

Share of the Issuer's common stock: ***none***

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: ***none***

Share in the authorized capital of the Issuer's subsidiaries and associates: ***none***

Share of the common stock of the Issuer's subsidiaries and associates: ***none***

Amount of the shares of each category (type) of the Issuer's subsidiaries and associates that can be acquired by such person in accordance with his rights on the subsidiaries and associates' options owned by him: ***none***

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: ***none***

5.2.3. Structure of the Issuer's collegiate executive body (Management Board)

Structure of the Issuer's collegiate executive body (Management Board)

Andreev Alexander Vladimirovich (Chairman)

Year of birth: ***1954***

Education: ***higher education***

Posts held during the last 5 years:

Period	Company	Position held
2001 - 2002	OJSC "Electrosvyaz" of Kaliningrad Region	General Director , Chairman of the Management Board
2002 - 2006	"North-Western Telecom" OJSC, branch "Electrosvyaz" of Kaliningrad Region	Regional Director
2006 - 2006	"North-Western Telecom" OJSC, Kaliningrad Branch	Regional Director – Director of the Branch

Open Joint Stock Company
"Southern Telecommunications Company"

Consolidated Financial Statements

For the year ended December 31, 2005
with Independent Auditor's Report

OJSC "Southern Telecommunications Company"

Consolidated Financial Statements

For the year ended December 31, 2005

Contents



Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755-9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "Southern Telecommunications Company"

1. We have audited the accompanying consolidated balance sheet of OJSC "Southern Telecommunications Company" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2005, and the related consolidated statement of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in the following paragraph, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) the deferred tax balances as of December 31, 2005 and 2004 and deferred tax expense for the years presented.

4. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in the paragraph 3 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "Southern Telecommunications Company" as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young LLC

June 30, 2006

OJSC "Southern Telecommunications Company"

Consolidated Balance Sheet

As of December 31, 2005

(in thousands roubles)

	Notes	2005	2004 as restated
ASSETS			
Non-current assets			
Property, plant and equipment	5	**33,081,215**	33,556,496
Intangible assets and goodwill	6	**1,637,489**	1,405,798
Investments in associates	8	**578,761**	526,876
Long-term investments	9	**45,421**	27,678
Long-term accounts receivable and other financial assets	10	**495,064**	566,355
Long-term advances given	11	**212,288**	475,421
Total non-current assets		**36,050,238**	36,558,624
Current assets			
Inventories	12	**860,130**	1,035,360
Accounts receivable	13	**755,722**	1,055,475
Short-term investments		**1,256**	4,266
Prepaid income tax		**131,228**	112,175
Other current assets	14	**1,155,939**	1,605,125
Cash and cash equivalents	15	**772,082**	463,098
Total current assets		**3,676,357**	4,275,499
TOTAL ASSETS		**39,726,595**	40,834,123
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	**3,039,255**	3,039,255
Unrealized gain on available-for-sale investments		**5,395**	–
Retained earnings		**6,598,637**	7,685,171
Total equity attributable to equity holders of the parent		**9,643,287**	10,724,426
Minority interest		**12,068**	64,064
Total equity		**9,655,355**	10,788,490
Non-current liabilities			
Long-term borrowings	18	**8,454,716**	11,507,660
Long-term finance lease obligations	19	**2,071,503**	2,210,188
Pension liabilities	22	**868,052**	729,571
Deferred revenue		**377,651**	390,914
Deferred income tax liability	27	**992,104**	795,092
Other non-current liabilities		**100,042**	86,213
Total non-current liabilities		**12,864,068**	15,719,638
Current liabilities			
Accounts payable, accrued expenses and advances received	20	**3,084,511**	3,733,489
Payables to Rostelecom		**134,906**	134,099
Income tax payable		**375**	69,157
Other taxes payable	21	**575,046**	515,389
Dividends payable		**30,067**	82,588
Short-term borrowings	18	**2,227,161**	3,419,620
Current portion of long-term borrowings	18	**10,141,593**	5,382,728
Current portion of long-term finance lease obligations	19	**1,013,513**	988,925
Total current liabilities		**17,207,172**	14,325,995
Total liabilities		**30,071,240**	30,045,633
TOTAL EQUITY AND LIABILITIES		**39,726,595**	40,834,123

General Director ____________ *Andreev A. V.* *Chief Accountant* __________ *Rusinova T. V.*

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Southern Telecommunications Company"

Consolidated Statement of Operations

For the year ended December 31, 2005

(in thousands roubles, except per share amounts)

	Notes	2005	2004 as restated
Revenues	23	**18,773,947**	17,330,815
Wages, salaries, other employee benefits and payroll taxes		**(6,006,300)**	(6,017,511)
Depreciation and amortization	5,6	**(3,175,895)**	(2,705,209)
Interconnection charges		**(2,037,419)**	(2,297,209)
Materials, repairs and maintenance, utilities		**(748,531)**	(555,113)
Taxes other than income tax		**(2,622,215)**	(2,495,230)
Provision for impairment of receivables	13	**(255,807)**	(70,141)
Loss on disposal of property, plant and equipment		**(167,372)**	(42,835)
Other operating expenses	24	**(1,992,485)**	(1,560,774)
Operating profit		**1,767,923**	1,586,793
Share of result of associates	8	**126,149**	162,297
Interest expense, net	25	**(2,866,329)**	(2,080,944)
Gain (loss) on sale of subsidiaries, associates and other investments	26	**(4,057)**	188,398
Foreign exchange gain (loss), net		**133,475**	(57,003)
Loss before income tax		**(842,839)**	(200,459)
Income tax expense	27	**(214,360)**	(91,760)
Loss for the year from continuing operations		**(1,057,199)**	(292,219)
Attributable to:			
Equity holders of the parent		**(1,053,292)**	(331,515)
Minority interests		**(3,907)**	39,296
		(1,057,199)	(292,219)
Loss per share			
basic and diluted, for loss for the year attributable to equity holders of the parent	28	**(0.27)**	(0.08)

General Director ____________ *Andreev A. V.* *Chief Accountant* __________ *Rusinova T. V.*

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Southern Telecommunications Company"

Consolidated Cash Flow Statement

For the year ended December 31, 2005

(in thousands roubles)

	Notes	2005	2004 as restated
Cash flows from operating activities:			
Loss before income tax		**(842,839)**	(200,459)
Adjustments for:			
Depreciation and amortization	5,6	**3,175,895**	2,705,209
Loss on disposal of property, plant and equipment		**167,372**	42,835
Provision for impairment of receivables	13	**255,807**	70,141
Provision for obsolescence of inventory and other current assets	12	**(749)**	(9,033)
Share of result of associates	8	**(126,149)**	(162,297)
Gain/(loss) from investments	26	**4,057**	(188,398)
Interest expense, net	25	**2,866,329**	2,080,944
Foreign exchange gain (loss), net		**(133,475)**	57,003
Operating cash flows before working capital changes		**5,366,248**	4,395,945
Decrease (increase) in accounts receivable		**41,440**	(337,241)
Decrease (increase) in other current assets		**449,187**	(30,137)
Decrease (increase) in inventories		**168,798**	(72,301)
Increase (decrease) in accounts payable and accrued expenses		**313,335**	(33,839)
Increase in taxes payable other than income tax		**59,657**	159,718
Increase in pension obligations		**138,481**	131,889
Cash flows generated from operations		**6,537,146**	4,214,034
Interest paid		**(2,857,988)**	(1,746,449)
Income tax paid		**(97,028)**	(213,415)
Net cash flows from operating activities		**3,582,130**	2,254,170
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(2,151,452)**	(8,529,643)
Purchase of intangible assets		**(32,313)**	(30,556)
Purchase of Oracle E-Business Suite software		**(179,785)**	(738,203)
Purchase of Amdocs Billing software		**(458,441)**	–
Proceeds from sales of property, plant and equipment		**77,774**	41,826
Purchase of shares in subsidiaries and associates, net of cash acquired		**(26,003)**	(56,191)
Disposal of shares in subsidiaries and associates, net of cash disposed		**39,698**	292,755
Purchase of investments and other financial assets		**(12,553)**	(21,678)
Interest received		**13,126**	11,709
Dividends received		**74,029**	46,931
Net cash flows used in investing activities		**(2,655,920)**	(8,983,050)
Cash flows from financing activities:			
Proceeds from borrowings		**6,203,161**	12,961,130
Repayment of borrowings		**(9,022,777)**	(10,626,639)
Proceeds from debt securities issued		**6,092,657**	4,879,490
Repayment of debt securities		**(1,092,657)**	–
Proceeds from promissory notes		**1,109,819**	2,100,964
Repayment of promissory notes		**(2,157,054)**	(959,703)
Repayment of finance lease obligations		**(1,355,630)**	(725,057)
Repayment of vendor financing obligations		**(305,528)**	(459,919)
Proceeds from other non-current liabilities		**12,123**	31,925
Dividends paid to equity holders of the parent		**(101,340)**	(407,140)
Dividends paid to minority		**–**	(7,186)
Net cash flows from financing activities		**(617,226)**	6,787,865
Net increase in cash and cash equivalents		**308,984**	58,985
Cash and cash equivalents at the beginning of the year		**463,098**	404,113
Cash and cash equivalents at the end of the year		**772,082**	463,098

General Director ____________ *Andreev A. V.*   *Chief Accountant* __________ *Rusinova T. V.*

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Southern Telecommunications Company"

Consolidated Statement of Changes in Equity

For the year ended December 31, 2005

(in thousands roubles)

		Attributable to equity holders of the parent						
		Share capital						
	Notes	Preference shares	Ordinary shares	Retained earnings	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2003 (as previously stated)		751,302	2,287,953	8,568,685	–	11,607,940	181,909	11,789,849
Corrections of errors		–	–	(248,626)		(248,626)	–	(248,626)
Balance at December 31, 2003 (as restated)	**2**	751,302	2,287,953	8,320,059	–	11,359,314	181,909	11,541,223
Loss for the year (as restated)	**2**			(331,515)		(331,515)	39,296	(292,219)
Minority interest resulted from consolidation		–	–	–	–	–	17,469	17,469
Dividends to equity holders of parent		–	–	(348,439)	–	(348,439)	–	(348,439)
Minority interests arising on acquisition of subsidiary		–	–	45,066	–	45,066	(72,956)	(27,890)
Disposal of minority interest due to disposal of subsidiaries		–	–	–	–	–	(95,242)	(95,242)
Dividends of subsidiaries to minority shareholders		–	–	–	–	–	(6,412)	(6,412)
Balance at December 31, 2004 (as restated)	**2**	751,302	2,287,953	7,685,171	–	10,724,426	64,064	10,788,490
Loss for the year		–	–	**(1,053,292)**	–	**(1,053,292)**	**(3,907)**	**(1,057,199)**
Dividends to equity holders of parent	**29**	–	–	**(55,328)**	–	**(55,328)**	–	**(55,328)**
Unrealized gain on available-for-sale investments		–	–	–	**5,395**	**5,395**	–	**5,395**
Acquisition of minority interests in existing subsidiaries		–	–	**22,086**	–	**22,086**	**(48,089)**	**(26,003)**
Balance at December 31, 2005		**751,302**	**2,287,953**	**6,598,637**	**5,395**	**9,643,287**	**12,068**	**9,655,355**

General Director ___________ *Andreev A. V.*   *Chief Accountant* ___________ *Rusinova T. V.*

The accompanying notes form an integral part of these consolidated financial statements

1. General Information

Authorization of Accounts

The accompanying consolidated financial statements are presented by OJSC "Southern Telecommunications Company" (hereafter -"Southern Telecommunications Company" or "Parent"), and its subsidiaries (together - the "Company"), which are incorporated in accordance with the laws of the Russian Federation. The accompanying consolidated financial statements for the year ended December 31, 2005 were authorized for issue by the General Director and the Chief Accountant of Southern Telecommunications Company on June 28, 2006.

The Company

The registered office of the Company is in Krasnodar (the Russian Federation), Karasunskaya st., 66.

The Company's principal activity is providing telephone services (including local, domestic long-distance and international long-distance calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of the Southern Federal District of the Russian Federation.

As of December 31, 2005 open joint-stock company Svyazinvest, a holding company, controlled by the Russian Government owned 50.69% of the Company's ordinary voting stock.

The accompanying consolidated financial statements incorporate the results of operations of Southern Telecommunications Company and its subsidiaries, as detailed in Note 7.

Presentation of Financial Statements

The consolidated financial statements of OJSC "Southern Telecommunications Company" are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Tariff Setting

Tariffs relating to intercity and local traffic are regulated by the government regulatory body and tariffs for international traffic are regulated by OJSC "Rostelecom".

(in thousands roubles)

1. General Information (continued)

Tariff Setting (continued)

In general, the Company increased tariffs comprised:

Customer Group	Urban areas, %		Rural areas, %	
	2004	2005	2004	2005
Residential	33.2	**19.8**	23.0	**22.8**
Corporate clients	26.5	**15.3**	26.5	**15.3**
Non-profit organizations	26.5	**15.3**	26.5	**15.3**

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of provision of fixed line telecommunication services and change licensing requirements to the Company (see also Note 34).

Liquidity and Financial Resources

As of December 31, 2005, the Company's current liabilities exceeded its current assets by 13,530,815 (December, 31 2004 – 10,050,496). The increase in current liabilities is primarily due to the following.

During 2003 and 2004, the Company significantly enhanced its telecommunication network and acquired telecommunication equipment. Financing primarily came in the form of short-term bank loans, bonds, mid-term vendor financing and finance leases. As a result, the Company's short and long-term debts increased significantly.

Additionally, as of December 31, 2005 the Company classified 5,000,000 of bonds with maturity date or bondholders' early redemption rights in 2006 as current liabilities. (See Note 18).

In 2005 the Company developed and started to execute the plan for decreasing the working capital deficit which comprised:

- Negotiations with the banks to replace certain short-term bank loans and bank promissory notes by the long term bank loans. As a result the total amount of short-term bank loans and bank promissory notes decreased by 2,038,174 at December 31, 2005 in comparison to December 31, 2004 (see Note 18);
- Refinancing the bank loans to decrease the interest rates. As a result, effective interest rate was decreased approximately by 2% in 2005;
- Decrease of the Company's capital expenditures from 8,529,643 in 2004 to 2,151,452 in 2005. In 2006 the Company intends to spend approximately 1,500,000 on modernization of its network;
- Cost cutting program;
- Negotiations with contractors to decrease the costs of capital construction and extend the period of payment; and
- Negotiations with Ministry of finance to restructure payables to Vnesheconombank in the amount of 814,306 which are classified as current liabilities as of December 31, 2005.

(in thousands roubles)

1. General Information (continued)

Liquidity and Financial Resources (continued)

Through 2006 the Company expects to finance its activities by cash generated from operations and financing obtained from domestic and international lending institutions. As of December 31, 2005, management has secured short-term lines of credit of approximately 12,000,000. Additionally, after the year end the Company has secured about 1,500,000 of short-term and about 500,000 of long-term financing in the form of bank loans and credit lines, also in June 2006 the Board of Directors of the Company has approved the contract for long-term financing in amount about 5,000,000 (see Note 36). Management believes that operational cash flows and financing secured as of the date of these financial statements are adequate to repay the borrowings when they are due in the year 2006.

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result if the Company was either unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management engaged an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005.

The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

The principal effects of these changes in policies are discussed below.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in net assets of the Company's subsidiaries are presented within equity, separately from the parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

In 2004 the Company acquired shares in CJSC TRK "Foton" and LLC TO "Akcent" for 29,076 (9,120 and 19,391, respectively, inclusive of transaction costs in the amount of 565) and obtained 51% of voting shares in each of these companies (see Note 7). As of December 31, 2004, the Company treated these investments as available-for-sale due to the fact that the control was temporary as the Company intended to sell these subsidiaries in the near future.

In 2005 the previous version of IAS 27 "Consolidated and separate financial statements" was withdrawn and superseded by a substantially revised version which must be applied for accounting periods beginning on or after 1 January 2005. As a result, the previous exemptions from consolidation for investments that are intended to be held on a temporary basis have been removed from IAS 27.

Accordingly, the Company accounted for the acquisition of CJSC TRK "Foton" and LLC TO "Akcent" using the purchase accounting method under IFRS 3 "Business combinations". The Company determined the fair value of identifiable assets, liabilities and contingences through independent appraisal at the acquisition date. Adjustments were made to 2004 financial statements to reflect the fair value of identifiable assets, liabilities and contingencies and to consolidate the result of operations of CJSC TRK "Foton" and LLC TO "Akcent" from the acquisition date.

As of December 31, 2005 the investments in CJSC TRK "Foton" and LLC TO "Akcent" did not satisfy the criteria to be classified as non-current assets held for sale in accordance with IFRS 5 "Non-current assets held for sale and discontinued operations" as sale was not highly probable within one year.

The effect of the revised policy has decreased net loss for the year ended December 31, 2004 by 2,001 and has increased retained earnings as of Decemer 31, 2004 by the amount of 2,255. For the year 2004 the basic and diluted loss attributable to equity holders of the Parent decreased by the amount of 0.001 Russian Roubles.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity (including a reversal of impairment losses for equity instruments), through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

IFRSs and IFRIC Interpretations not yet effective

The Company has not yet applied the following IFRSs and IFRIC Interpretations that have been issued but are not effective as of December 31, 2005:

- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will not have significant impact on the Company's financial statements in the period of initial application.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The management also made significant estimates with regard to those financial statements relating to property, plant and equipment, intangible assets, deferred taxation, provision for impairment of receivables and pension liabilities as discussed in Notes 5, 6, 13, 22 and 27.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Valuation and useful lives of property, plant and equipment and intangible assets

The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment and intangible assets as discussed in Notes 5, 6.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Estimation Uncertainty (continued)

Impairment of Property, Plant and Equipment

The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunication industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the value in use of the Company's property, plant and equipment considers the impact of the new rules and regulations under new provisions of the Federal Law on Communications as discussed in detail in Note 34. As part of this reform, a new price-setting and settlements mechanism among the telecom operators was introduced. Some elements of this mechanism remain unclear and may be subject to additional clarification from the regulators. If this mechanism is changed, this may significantly affect the management's estimates of the future cash flows and operating results and, consequently, the amount of potential impairment of the Company's property, plant and equipment.

Impairment of Goodwill

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was 15,218 (2004: 15,218) and carrying amount of intangible assets not yet available for use at December 31, 2005 was 1,539,656 (2004: 1,274,159). More details are provided in Note 6.

Correction of an Error

The Company corrected material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of an Error (continued)

Accounting for Deferred Income Taxes

In 2005 the Company corrected tax balances of property, plant and equipment as of December 31, 2004 and 2003. As a result the Company made adjustments to the amount of deferred tax liabilities as of December 31, 2004 and 2003 and deferred income tax benefit for the year ended December 31, 2004.

The effect of correction of tax balances of property, plant and equipment has decreased net loss for the year ended December 31, 2004 by 238,431. Deferred tax liabilities of acquired subsidiaries recognized in 2004 due to revised accounting policy has increased deferred tax liabilities as of December 31, 2004 by 12,721. As a result the amount of retained earnings as of Decemer 31, 2004 has deacreased by the total amount of 207,489.The amount of retained earnings as of Decemer 31, 2003 has deacreased by the amount of 433,199.

For the 2004 year the basic and diluted loss attributable to equity holders of the Parent decreased by the amount of 0.060 Russian Roubles due to the effect of correction of tax balances and due to the effect of revised accounting policy. The deffered tax liability at January 1, 2004 and December 31, 2004 was restated as presented in the table below.

Accounting for Employee Benefits

In 2005 the Company determined and presented its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company engaged an actuary to perform a valuation of the pension obligations and recorded the defined benefit obligation as of December 31, 2005 and made adjustments to the comparatives as of December 31, 2003 and 2004.

The effect of presenting the obligations existing under the defined benefit plans in accordance with IAS 19 has deacreased net loss for the year ended December 31, 2004 by 95,110 and retained earnings as of Decemer 31, 2004 by the amount of 279,429. For the year 2004 the basic and diluted loss attributable to equity holders of the Parent increased by the amount of 0.019 Russian Roubles. The effect of presenting the obligations existing under the defined benefit plans in accordance with IAS 19 has changed net pension liability at January 1, 2004 and December 31, 2004 as presented in the table below.

Presenting the obligations existing under the defined benefit plans in accordance with IAS 19 has resulted in additional disclosures being added for the year ended December 31, 2004.

The effect of presenting the obligations existing under the defined benefit plans in accordance with IAS 19 has increased the retained earnings as of Decemer 31, 2003 by 184,319 and correction of tax balances of property, plant and equipment has decreased the retained earnings as of December 31, 2003 by 433,199. The total effect on retained earnings as of December 31, 2003 comprised 248,880.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Reclassifications

The Company made the reclassifications to the 2004 financial statements to conform to the 2005 presentation.

	As previously reported	Correction of errors	Change in accounting policy	Reclassifications	Total adjustments	As restated
Consolidated balance sheet as of December 31, 2004						
Property, plant and equipment	**33,553,806**	–	2,690	–	2,690	**33,556,496**
Intangible assets and goodwill	**1,343,609**	–	62,189	–	62,189	**1,405,798**
Accounts receivable	**1,053,732**	–	1,743	–	1,743	**1,055,475**
Short-term investments	**38,049**	–	(33,783)		(33,783)	**4,266**
Prepaid income tax	–	–	–	112,175	112,175	**112,175**
Other current assets	**1,874,814**		1,589	(271,278)	(269,689)	**1,605,125**
Cash and cash equivalents	**463,056**	–	42	–	42	**463,098**
Total assets	**40,958,756**	**–**	**34,470**	**(159,103)**	**(124,633)**	**40,834,123**
Pension liabilities	**(1,009,000)**	279,429			279,429	**(729,571)**
Deferred income tax liability	**(587,603)**	(194,768)	(12,721)		(207,489)	**(795,092)**
Accounts payable, accrued expenses and advances received	**(3,731,115)**	–	(2,374)		(2,374)	**(3,733,489)**
Short-term borrowings	**(3,816,150)**	–	–	396,530	396,530	**(3,419,620)**
Current portion of long-term borrowings	**(5,145,301)**	–	–	(237,427)	(237,427)	**(5,382,728)**
Total liabilities	**(30,274,302)**	**84,661**	**(15,095)**	**159,103**	**228,669**	**(30,045,633)**
Minority interest	**(46,944)**	–	(17,120)	–	(17,120)	**(64,064)**
Retained Earnings as of December 31, 2004	**7,598,255**	**84,661**	**2,255**		**86,916**	**7,685,171**

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Reclassifications (continued)

	As previously reported	Correction of errors	Change in accounting policy	Reclassifications	Total adjustments	As restated
Consolidated Statement of Operations for the year ended December 31, 2004						
Revenues	**17,322,808**	–	8,007	–	8,007	**17,330,815**
Wages, salaries, other employee benefits and payroll taxes	**(6,112,621)**	95,110	–		95,110	**(6,017,511)**
Depreciation and amortization	**(2,699,167)**	–	(6,042)	–	(6,042)	**(2,705,209)**
Other operating expenses	**(1,544,181)**	–	(3,767)	(12,826)	(16,593)	**(1,560,774)**
Bank fees	**(12,826)**	–	–	12,826	12,826	–
Deferred income tax	**(56,834)**	238,431	–		238,431	**181,597**
Current income tax	**(272,760)**	–	(597)	–	(597)	**(273,357)**
Gain (loss) on sale of subsidiaries, associates and other investments	**184,346**	–	4,052	–	4,052	**188,398**
Loss for the year ended December 31, 2004	**(667,057)**	**333,541**	**2,001**	–	**335,542**	**(331,515)**
Basic and diluted loss per share attributable to equity holders of the parent, Russian Roubles	**(0.17)**	0.08	0.01	–	0.09	**(0.08)**

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Control is power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financials of all subsidiaries are included in the consolidated financial statements. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between the Company's companies are eliminated; unrealized losses are also eliminated unless a transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

3. Summary of Significant Accounting Policies (continued)

3.1 Principles of Consolidation (continued)

Acquisition of Subsidiaries

The Company accounts for acquisition of subsidiaries using the purchase method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the consolidated statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in Subsidiaries

The difference between the cost of additional interest in a subsidiary and the minority interest's share of assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchse of minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of acquisition of minority interest.

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3. Summary of Significant Accounting Policies (continued)

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments after initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of operations. Reversals of impairment losses in respect of equity instruments are not recognised in the consolidated statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated statement of operations.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3. Summary of Significant Accounting Policies (continued)

3.4 Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company applies the change in accounting policies retrospectively and adjusts the opening balance of each affected component of equity for the earliest prior period presented and other comparative amounts disclosed for each prior period presented as if the new accounting policy had always been applied.

Changes in Accounting Estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.5 Foreign Currency Transactions (continued)

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31 were as follows:

Currency	2005	2004
Russian Roubles per US dollar	**28.78**	27.75
Russian Roubles per Euro	**34.19**	37.81
Russian Roubles per Japanese yen	**0.25**	0.27

3.6. Property, Plant and Equipment

3.6.1 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the consolidated statement of operations.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	20-50 years
Analog switches	10-20 years
Digital switches	10-15 years
Other telecommunication equipment	10-20 years
Transportation equipment	5 years
Computers, office and other equipment	3-5 years
Land	not depreciated

The asset's residual values, useful lives and methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the statement of operations. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.4 Assets Received Free of Charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In cases transfers of equipment relate to the rendering of future services to the transferee the equipment is considered deferred revenue which is recognised as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefits for the Company are not recognized.

3.7 Intangible Assets

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units.

Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. An impairment loss recognized for goodwill is not reversed in a subsequent period.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.2 Licenses

License costs represent either an allocation of the purchase price to licenses acquired in business combinations or the payments made to government organizations to receive the licenses. License costs are capitalized and amortized on a straight-line basis over their expected useful lives from the date operations commenced in the license area.

The Company recognized the cost of television broadcasting licenses at fair value based on independent appraisal report.

Following initial recognition, licenses are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3. Summary of Significant Accounting Policies (continued)

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. The Company acted as a lessee under the finance and operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3. Summary of Significant Accounting Policies (continued)

3.9 Leases (continued)

3.9.2 Operating Leases

Operating lease payments are recognised as an expense in the statement of operations on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. The cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventory may have to be reduced to its realizable value if it has become damaged, is wholly or partly obsolete or if its selling price has declined. The Company analyzed the evidence of these conditions at the end of the period and created a provision for obsolescence.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.11 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current asset.

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

3. Summary of Significant Accounting Policies (continued)

3.12 Financial Instruments (continued)

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Impairment of Receivables

Trade receivables are recognized at the original invoice amount less an allowance for any doubtfully collectible amounts. Provision for impairment of receivables is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created on the basis of the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

Provision for impairment is also created for other accounts receivable on the basis of the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the consolidated statement of operations. The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivable is calculated using the effective interest method.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.15 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRSs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.16 Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.17 Loans and Borrowings Received

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over maturity.

3.18 Employee Benefits

3.18.1 Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 17% to 26%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3. Summary of Significant Accounting Policies (continued)

3.18 Employee Benefits (continued)

3.18.2 Pension Plans and Post-Employment Benefits

Post-employment benefit plans include defined contribution plans and defined benefit plans.

A defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company provides pension coverage under post-employment defined benefit plans in accordance with collective bargaining agreements and internal regulations on additional pension benefits. The majority of the Company's employees are eligible to participate in such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher amount of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.19 Income Taxes

Tax expense (tax benefit) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities.

3. Summary of Significant Accounting Policies (continued)

3.19 Income Taxes (continued)

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities using the tax rates (and tax laws) that have been enacted or substantively enacted on the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.20 Shareholders' Equity

3.20.1 Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.20.2 Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Summary of Significant Accounting Policies (continued)

3.21 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.22 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3.22.1 Revenue from Customers

The Company categorizes the revenue sources in thirteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services to local operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Long distance services depend on time, duration and destination of the call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via fixed telephones and public pay-phones. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

Local telephone calls

Revenue from the local telephone services comprises subscription fee and also depends on the duration of the telephone connection if time-driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via fixed telephones and the service could be accessed by means of pay-phones. The Company recognizes revenues related to the monthly fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

Documentary services

Telegraph services include telegram transmissions and other wire line data transmission services. The Company recognizes revenues from documentary services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company provides Radio and TV broadcasting services through its wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting and TV services in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

New services

Major revenues from new services include internet services, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services to local operators

Services to local service providers include two different groups. The first type of services is rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

The second type of services is rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via the Company's network.

Major revenues are recognized from the services for transit of local, intercity and international traffic. As well the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from services to local operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network stations, that belong to the Company, from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, construction services, sales of products, recreational services, rent of assets, agency fees, services provided by auxiliary units.

3. Summary of Significant Accounting Policies (continued)

3.23 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 28).

3.24 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.25 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.26 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

3. Summary of Significant Accounting Policies (continued)

3.26 Contingent Assets and Contingent Liabilities (continued)

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.27 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

3.28 Events After the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date and change in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

(in thousands roubles)

4. Segment Information

The Company provides the wireline telecommunication services, on the territory of the Southern regions of the Russian Federation. The Company's structure is based on territorial units which service the corresponding parts of the Company's network. The Company's management considers that the Company operates in one geographical and business segment and evaluates performance and makes investment and strategic decisions based upon a review of profitability for the Company as a whole.

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	**10,216,605**	**10,667,016**	**3,634,022**	**1,722,878**	**26,240,521**
Additions	–	–	12,061,223	–	12,061,223
Put in operation	5,866,134	3,788,692	(10,683,602)	1,028,776	–
Additions due to acquisition of subsidiaries	–	–	–	2,690	2,690
Disposals	(75,039)	(368,646)	(9,206)	(90,220)	(543,111)
Disposals due to sale of subsidiaries	(86,358)	(71,645)	(58,634)	(13,096)	(229,733)
At December 31, 2004 as restated	**15,921,342**	**14,015,417**	**4,943,803**	**2,651,028**	**37,531,590**
Additions	–	–	2,964,176	–	2,964,176
Put in operation	2,691,854	2,025,047	(5,200,994)	484,093	–
Disposals	(234,129)	(401,924)	(83,513)	(106,707)	(826,273)
Disposals due to sale of subsidiaries	(49,720)	(107)	–	(12,465)	(62,292)
At December 31, 2005	**18,329,347**	**15,638,433**	**2,623,472**	**3,015,949**	**39,607,201**
Accumulated Depreciation					
At December 31, 2003	**(432,824)**	**(1,068,189)**	**–**	**(278,051)**	**(1,779,064)**
Charge for the year (as restated)	(722,385)	(1,661,245)	–	(306,662)	(2,690,292)
Disposals (as restated)	66,372	319,252	–	72,827	458,451
Disposals due to sale of subsidiaries	12,475	14,543		8,793	35,811
At December 31, 2004 (as restated)	**(1,076,362)**	**(2,395,639)**	**–**	**(503,093)**	**(3,975,094)**
Charge for the year	(793,505)	(1,998,151)	–	(356,704)	(3,148,360)
Disposals	162,917	326,915	–	91,294	581,126
Disposals due to sale of subsidiaries	5,231	105	–	11,006	16,342
At December 31, 2005	**(1,701,719)**	**(4,066,770)**	**–**	**(757,497)**	**(6,525,986)**
Net book value as of December 31, 2003	**9,783,781**	**9,598,827**	**3,634,022**	**1,444,827**	**24,461,457**
Net book value as of December 31, 2004, as restated	**14,844,980**	**11,619,778**	**4,943,803**	**2,147,935**	**33,556,496**
Net book value as of December 31, 2005	**16,627,628**	**11,571,663**	**2,623,472**	**2,258,452**	**33,081,215**

(in thousands roubles)

5. Property, Plant and Equipment (continued)

The net book value of plant and equipment held under finance leases at December 31, comprised:

	2005	**2004 as restated**
Switches and transmission devices	**3,627,225**	3,113,475
Vehicles and other	**34,538**	17,006
Construction in progress and equipment for installation	**820,920**	834,502
Total net book value of plant and equipment held under finance leases	**4,482,682**	3,964,983

Leased assets are pledged as collateral for the related finance lease obligations (see Note 19).

The net book value of property, plant and equipment, which were received on vendor financing terms, comprised as of December 31, 2005 to 691,188 (2004 – 722,122) (see Note 16).

In 2005, the Company increased construction in progress by the amount of capitalized interest totaling 323,225 (2004 – 579,106). Capitalization rate in 2005 was 13.3% (2004 – 14.9%).

Construction in progress and equipment for installation include cable and construction materials in the amount of 67,362 as of December 31, 2005 (2004 – 68,515).

Bank borrowings are secured by properties with the carrying value as of December, 31 2005 of approximately 9,014,939 (2004 – 12,280,636) (see Note 18).

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

6. Intangible Assets and Goodwill

	Goodwill	**Licenses**	**Software**	**Other**	**Total**
Cost					
At December 31, 2003	–	5,177	590,080	2,148	597,405
Additions	–	723	768,036	–	768,759
Additions due to acquisition of subsidiaries	15,218	53,013	–	–	68,231
At December 31, 2004, as restated	**15,218**	**58,913**	**1,358,116**	**2,148**	**1,434,395**
Additions	–	1,255	257,915	56	259,226
At December 31, 2005	**15,218**	**60,168**	**1,616,031**	**2,204**	**1,693,621**
Accumulated amortization					
At December 31, 2003	–	(3,359)	(9,419)	(902)	(13,680)
Charge for the year (as restated)	–	(7,542)	(6,996)	(379)	(14,917)
At December 31, 2004, as restated	**–**	**(10,901)**	**(16,415)**	**(1,281)**	**(28,597)**
Charge for the year	–	(12,748)	(14,408)	(379)	(27,535)
At December 31, 2005	**–**	**(23,649)**	**(30,823)**	**(1,660)**	**(56,132)**
Net book value at December 31, 2003	–	**1,818**	**580,661**	**1,246**	**583,725**
Net book value at December 31, 2004, as restated	**15,218**	**48,012**	**1,341,701**	**867**	**1,405,798**
Net book value at December 31, 2005	**15,218**	**36,519**	**1,585,208**	**544**	**1,637,489**

(in thousands roubles)

6. Intangible Assets and Goodwill (continued)

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software includes OEBS software with a gross book value of 947,691 (2004 – 746,645), including interest capitalized of 143,223 (2004 – 104,769) and implementation costs totaling 259,172 (2004 – 96,580). Capitalization rate in 2005 was 15% (2004 – 15%). In accordance with the supply contract, the Company acquired non-exclusive licenses for 10,745 users of E-business Suite 2003 Professional. The Company started the pilot operation of OEBS in relation to the module for accounting for non-current assets in Kubanelektrosvyaz, Elektrosvyaz of the Republic of Adygeya and Head Office on November 01, 2005.

OEBS software is expected to be fully implemented by 2009.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years.

Amdocs Billing Suite

As of December 31, 2005 software also includes Amdocs Billing Suite software with a gross book value of 591,965 (2004 – 527,487), including the implementation costs totaling 64,478 (2004 – nil). This software was purchased for the purpose of the implementation of unified billing system. The project of implementation of the unified billing system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied by LLC IBM Eastern Europe/Asia in December 2004, in exchange for zero coupon 18 promissory notes for the total amount of 648,810. As of June 1, 2006 the Company fully repaid the promissory notes issued.

The Company will start amortizing this asset from the date of software implementation. Until then the Company annually tests this software for impairment.

Licenses

The licenses mainly included television broadcasting licenses with the net book value of 34,973 (2004 – 46,970) at December 31. The Company acquired these licenses through the acquisition in 2004 of the share in subsidiaries LLC TO "Akcent" and CJSC TRC "Photon". The fair value of television broadcasting licenses at the subsidiaries purchase date is based on valuation performed by independent appraiser. The remaining useful lives of licenses are approximately 3 years.

Amortization charge for 2005 in the amount of 27,535 (2004 – 14,917) is included into the line Depreciation and Amortization of Consolidated Statement of Operations.

(in thousands roubles)

6. Intangible Assets and Goodwill (continued)

Impairment testing of goodwill

Goodwill acquired through business combinations has been allocated to LLC TO "Akcent" as the cash-generating unit for impairment testing.

The recoverable amounts of LLC TO "Akcent" has been determined based on a value in use calculation using cash flow projections based on financial budget approved by senior management. The budget was prepared based on the management intention to sell Company's share in LLC TO "Akcent" in the year 2007. The discount rate applied to cash flow projections is 14% (2004: 14%).

Carrying amount of goodwill allocated to LLC TO "Akcent" is equal to 15,218 (2004 – 15,218). As of December 31, 2005 no impairment was identified by the Company after the testing of LLC TO "Akcent" for impairment.

Impairment test of intangible assets not yet available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Oracle E-Business Suite and Amdocs Billing Suite totaling 1,539,656 at December 31, 2005 (as at December 31, 2004 – 1,274,159). As at December 31, 2005 no impairment was identified.

7. Consolidated Subsidiaries and Joint Venture

Subsidiaries comprised the following at December 31:

		Ownership,%		Voting Shares	
Subsidiary	Main activity	2005	2004 as restated	2005	2004 as restated
CJSC "Armavirskiy Zavod Svyazi"	Cable production	**100**	100	**100**	100
CJSC "Yugsvyazstroy"	Construction services	**100**	100	**100**	100
OJSC "Orbita" Recreational House"	Recreational services	**100**	100	**100**	100
OJSC "Stavtelecom named after V.I.Kuzminov" (OJSC "Stavtelecom")	Local, intercity communications, data transfer	**100**	81	**100**	81
LLC "Intmashservice"	Communication facilities repairs and support	**100**	100	**100**	100
LLC "Faktorial- 99"	Informational and commercial agency activity	**100**	100	**100**	100
LLC "YuTC-Finance"	Financial Service	**100**	100	**100**	100
CJSC TRC "Photon"	Commercial TV and radio broadcasting services	**51**	51	**51**	51
LLC TO "Akcent"	Commercial TV and radio broadcasting services	**51**	51	**51**	51
CJSC "CMTO"	Supply of materials	**–**	100	**–**	100

(in thousands roubles)

7. Consolidated Subsidiaries and Joint Venture (continued)

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

In 2004 in accordance with the decisions of the Company's Board of Directors the Company increased its share in OJSC "Stavtelecom", the fixed line operator in Stavropol region, up to 81%. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities amounted to 45,066 was reflected in the consolidated retained earnings as of December 31, 2004.

As a result of OJSC "Stavtelecom" own stock redemption for 26,003 the Company increased its share in OJSC "Stavtelecom" up to 100%. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities amounted to 22,086 was reflected in the consolidated retained earnings as of December 31, 2005.

Disposal of shares in subsidiaries for 2005 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Proceeds from sale	Sale/disposal of share in equity on the date of transaction, %
CJSC "CMTO"	Supply of materials	49,772	45,010	100
Total			**45,010**	

In April 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company sold a 100 % stake in CJSC "CMTO". Carrying amount of net assets as of the date of disposal was 49,772. Costs related to disposal amounted to 1,350 (see Note 26).

Joint Venture with CJSC "Westelcom"

The Company owns 50% of the stock of the joint venture with CJSC "Westelcom" to build and operate digital communications networks in the Republic of Adygeya. The joint venture agreement was executed in November 1995 for the term of 10 years with possible prolongation. The Company's share of the assets, liabilities, revenue and expenses of the joint venture are included in the consolidated financial statements under proportionate consolidation method.

(in thousands roubles)

8. Investments in Associates

Investments in associates comprised the following at December 31:

		2005		2004 as restated	
Associate	Activity	Voting shares	Carrying value	Voting shares	Carrying value
CJSC "Volgograd GSM"	Cellular services (GSM)	**50%**	**545,049**	50%	462,036
OJSC "TeleRoss Kubanelektrosvyaz"	Telecommunication services	**50%**	**17,186**	50%	15,309
CJSC "Stavropol cellular communications"	Cellular services (AMPS-800 MHz)	**50%**	**10,937**	50%	13,156
CJSC "TeleRoss-Volgograd"	Local and intercity communication services	**50%**	**3,457**	50%	3,851
CJSC "ZanElCom"	Support of regional network IT systems	**45%**	**17**	45%	28
LLC "Yug-Giprosvyaz"	Project engineering	**24%**	**–**	24%	26,239
CJSC "IR Telekinocompaniya"	Commercial TV and radio broadcasting services	**24%**	**–**	24%	–
CJSC "Karachayevo-CherkesskTeleSot"	Cellular communications, GSM-900 MHz	**20%**	**2,115**	20%	6,095
CJSC "Kabardino-Balkar GSM"	Cellular communications, GSM-900 MHz	**20%**	**–**	20%	–
OJSC "Stavropolskoe commercheskoe televidenie"	Creation and development of paid broadcast TV	**–**	**–**	27%	162
Total			**578,761**		526,876

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative at December 31:

			Net assets as of December 31	
Name	Activity	Voting share, %	2005	2004
LLC "Yug-Giprosvyaz"	Project engineering	24%	**(2,645)**	109,328
CJSC "IR Telekinocompaniya"	Commercial TV and radio broadcasting services	24%	**(489)**	(598)
CJSC "Kabardino-Balkar GSM"	Cellular communications, GSM-900 MHz	20%	**(2,134)**	(883)

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investments in LLC "Yug-Giprosvyaz", CJSC "IR Telekinocompaniya" and CJSC "Kabardino-Balkar GSM". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments.

(in thousands roubles)

8. Investments in Associates (continued)

Disposal of shares in associates for 2005 is presented below:

Associate	Main activity	Carrying value of investment in associate	Sale/disposal of share in equity on the date of transaction, %	Proceeds from sale
OJSC "Stavropolskoe commercheskoe televidenie"	Creation and development of paid broadcast TV	153	27%	192
Total		**153**		**192**

Gain/(loss) from sale of shares in associates is presented in Note 26.

Movement in investments in associates for the years ended December 31, 2005 and 2004 is presented below:

	2005	2004 as retstated
Investments in associates at January 1	**526,876**	409,404
Share of income net of income tax and dividends received	**52,038**	117,472
Sale of associates	**(153)**	–
Investments in associates at December 31	**578,761**	526,876

In 2005 the share of income net is presented net of income tax in amount of 34,687 (2004 – 64,143). The dividends received in 2005 comprised 74,029 (2004 - 44,825).

The following table illustrates summarised financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2005					
CJSC "Stavropol cellular communications"	**50%**	**24,995**	**(3,162)**	**6,241**	**(4,438)**
LLC "Yug-Giprosvyaz"	**24%**	**224,102**	**(226,747)**	**200,361**	**(18,328)**
OJSC "TeleRoss Kubanelektrosvyaz"	**50%**	**35,031**	**(659)**	**41,770**	**12,708**
CJSC "Volgograd GSM"	**50%**	**1,930,551**	**(840,453)**	**1,139,237**	**259,568**
CJSC "Karachayevo-CherkesskTeleSot"	**20%**	**31,719**	**(21,144)**	**33,197**	**(19,898)**
CJSC "TeleRoss-Volgograd"	**50%**	**7,635**	**(721)**	**3,826**	**15**
Other		**20,080**	**(33,175)**	**8,446**	**(5,773)**
2004					
CJSC "Stavropol cellular communications"	50%	30,574	(4,303)	10,938	(5,121)
LLC "Yug-Giprosvyaz"	24%	356,449	(247,121)	525,635	93,646
OJSC "TeleRoss Kubanelektrosvyaz"	50%	32,603	(1,985)	34,415	8,340
CJSC "Volgograd GSM"	50%	1,563,523	(639,451)	1,140,341	291,424
CJSC "Karachayevo-CherkesskTeleSot"	20%	36,688	(6,213)	119,369	22,308
CJSC "TeleRoss-Volgograd"	50%	12,755	(5,053)	13,034	1,088
Other		14,049	(20,956)	7,735	(5,442)

(in thousands roubles)

9. Long-Term Investments, net

Available for sale investments were presented by shares in the following entities as of December 31:

Company	2005 Ownership interest	2005 Carrying value	2004 as retstated Ownership interest	2004 as retstated Carrying value
OJSC "BETO"	**0.15%**	**26,302**	0.15%	26,302
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**11.00%**	**12,591**	–	–
OJSC "Sberbank RF"	**2.00%**	**5,401**	2.00%	6
CJSC "RusleasingSvyaz"	**3.65%**	**1,424**	3.65%	1,424
OJSC "Aksai"	–	–	0.20%	86
CJSC "Maikopbank"	–	–	3.00%	–
LLC "Moscow Insurance Company"	–	–	0.04%	–
Other		**1,990**		2,233
Impairment provision		**(2,287)**		(2,373)
Total investment available-for-sale, net		**45,421**		27,678

Management believes that the carrying amount of these investments approximates their fair values.

Purchase of share in OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")

In accordance with the resolution of the BOD meeting held on February 14, 2005 the Company acquired 11% of shares in OJSC "Svyazintech" for 16.5. In August 2005 the Company purchased additional newly issued 1,257,454 ordinary shares of OJSC "Svyazintech" for 12,575 in order to maintain its 11% interest.

OJSC "Svyazintech" was established in 2005 for the implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group (the parent company).

In accordance with the resolution of the BOD meeting held on November 30, 2005 the Company has written-off its share in OJSC "Aksai" using previously created impairment provision since it was not possible to determine current location of the investee.

In accordance with the resolution of the BOD meeting held on November 11, 2005 the Company has sold its share in CJSC "Maikopbank" for 4. Carrying amount of investment as of the date of disposal equaled to nil.

In June 2005 the Company has sold its share in LLC "Moscow Insurance Company" for 35. Carrying amount of investment as of the date of disposal equaled to nil.

(in thousands roubles)

10. Long-Term Accounts Receivable and Other Assets

Long-term accounts receivable and other assets comprised the following as of December 31:

	2005	2004 as retstated
VAT recoverable	**359,886**	436,585
Constructed assets held for sale	**107,032**	83,291
Deferred bank charges	**12,825**	25,653
Long-term loans given to employees	**11,424**	18,646
Long-term loans given to legal entities	**3,897**	2,180
Total	**495,064**	566,355

Long-term loans given to employees are accounted at amortized cost using the effective interest rate of 21% as of December 31, 2005 (2004 – 22%).

11. Long-Term Advances Given

As of December 31 long-term advances given to suppliers of equipment comprised the following:

	2005	2004 as retstated
Advances given for capital construction	**98,768**	379,094
Acquisition and implementation of Oracle E-Business Suite software (Note 6)	**113,520**	96,327
Total	**212,288**	475,421

12. Inventories

Inventories comprised the following as of December 31:

	2005	2004 as retstated
Cable, materials and spare parts for telecommunications equipment	**297,915**	354,781
Materials, fuel and instruments	**211,582**	293,238
Finished goods and goods for resale	**91,676**	98,864
Other inventories	**266,051**	296,321
Provision for inventory obsolescence	**(7,094)**	(7,844)
Total	**860,130**	1,035,360

Provision for inventory obsolescence is presented as other operating expenses in the Consolidated Statement of Operations.

As of December 31, 2005 no inventories have been pledged as security for borrowings (2004 – nil).

(in thousands roubles)

13. Accounts Receivable

Accounts receivable comprised the following as of December 31:

	2005	2004 as retstated
Trade receivables – telecommunication services	**1,321,056**	1,476,265
Trade receivables – other	**140,543**	53,448
Provision for impairment of receivables	**(705,877)**	(474,238)
Total	**755,722**	1,055,475

Trade Accounts receivable for telecommunication services were due from the following major customer groups as of December 31:

	2005	2004 as retstated
Corporate customers	**249,798**	231,125
Residential customers	**422,221**	483,220
Government customers	**95,178**	134,387
Tariff compensation from the state budget	**553,859**	627,533
Total	**1,321,056**	1,476,265

The debt of state budget with regard to the compensation of the amounts due from privileged amounted to 38% of the total trade accounts receivable as of December 31, 2005 (2004 – 41%). The Company collected receivable for tariff compensation in the amount of 101,236 from the state budget in 2005, including 73,340 in a judicial proceeding.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2005	2004, as restated
Balance at January 1	**474,238**	419,158
Charge for the year	**255,807**	70,141
Trade receivables written off	**(24,168)**	(15,061)
Balance at December 31	**705,877**	474,238

The impairment charge for 2005 in the amount of 255,807 (2004 – 70,141) was recognized in the Consolidated Statement of Operations.

14. Other Current Assets

Other current assets comprised the following as of December 31:

	2005	2004, as restated
VAT receivable	**804,300**	1,244,656
Deferred expenses	**116,733**	154,564
Prepayments and advance payments	**80,438**	104,704
Tax claims receivable	**67,704**	3,586
Other prepaid taxes	**12,109**	14,253
Settlements with personnel	**5,616**	12,502
Short-term loans given	**379**	13,950
Other receivables and current assets	**68,660**	56,910
Total	**1,155,939**	1,605,125

(in thousands roubles)

15. Cash and Cash Equivalents

As of December 31 cash and cash equivalents comprised the following:

	2005	2004, as restated
Cash at bank and on hand	**632,281**	463,098
Letters of credit	**139,801**	–
Total	**772,082**	463,098

Letters of credit totaling 139,801 are irrevocable and valid from December 29, 2005 till January 31, 2006.

Cash in foreign currency comprised 468 as of December 31, 2005 (2004 - 455) denominated in USA dollars.

16. Significant Non-Cash Transactions

In 2005 the Company received telecommunication equipment under lease agreements in the amount of 976,490 (2004 – 1,399,382).

In 2005 revenue from services settled by exchange of services amounted to 1,839,768 (2004 – 1,589,261).

The Company has not received property, plant and equipment under vendor financing terms in 2005 (2004 – 1,876,115).

The Company received equipment contributions in 2005 in the amount of 25,303 (2004 – 44,622).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

17. Share Capital

Total number of outstanding shares is as follows:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2003	**3,932,665**	**1,297,779**	**3,039,255**
Preference	972,152	320,810	751,302
Ordinary	2,960,513	976,969	2,287,953
As at December 31, 2004	**3,932,665**	**1,297,779**	**3,039,255**
Preference	972,152	320,810	751,302
Ordinary	2,960,513	976,969	2,287,953
As at December 31, 2005	**3,932,665**	**1,297,779**	**3,039,255**

(in thousands roubles)

17. Share Capital (continued)

All shares have a par value of 0.33 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. Preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income ot Southern Telecommunications Company for the year. If Southern Telecommunications Company fails to pay the above mentioned dividends, or has no profits in any year, owners of preference shares have the right to vote in the general shareholders' meeting. Owners of preference shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. The annual amount of dividends on preference shares may not be less than of the dividends on ordinary shares. The owners of preference shares participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 28).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the parent company as of December 31, 2005 and 2004 amounted to 5,299,498 and 5,276,023 respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statement. Southern Telecommunications Company reported the net income of 305,203 and 241,299 in its statutory financial statements in 2005 and 2004, respectively.

Dividends were declared in 2005 in respect of 2004 to holders of ordinary shares and preference shares of 0.00934 Rouble per ordinary share (2004 – 0.0812 Rouble per ordinary share) and 0.02847 Rouble per preference share (2004 – 0.1111 Rouble per preference share). See also Note 29.

In February 1998 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 50 shares of common stock of the Company.

(in thousands roubles)

17. Share Capital (continued)

The following table represents ADR registration for 2003-2005:

	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
December 31, 2003	2,228,802	111,440,100	3.76%	2.83%
Decrease 2004	(647,422)	(32,371,100)	(1.09%)	(0.82%)
December 31, 2004	1,581,380	79,069,000	2.67%	2.01%
Additions 2005	1,245,299	62,264,950	2.10%	1.58%
December 31, 2005	**2,826,679**	**141,333,950**	**4.77%**	**3.59%**

Currently ADR are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	843899105	STJSY	S1843899105
Frankfurt Stock Exchange (FSE)	912640	KUE.FRA	US8438991056
Berlin Stock Exchange (BerSE)	912640	KUE	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

The Company's shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	1,500,671	50.69%	–	–	1,500,671
Other legal entities	1,162,328	39.26%	736,271	75,74%	1,898,599
Individuals	297,514	10.05%	235,881	24.26%	533,395
Total	**2,960,513**	**100%**	**972,152**	**100%**	**3,932,665**

(in thousands roubles)

18. Borrowings

As of December 31, 2005 and 2004 borrowings comprised the following:

	Interest rate	2005	2004, as restated
Short-term borrowings			
Bank loans:			
Bank loans (Roubles)	11.6% - 14%	**645,998**	751,298
Total bank loans		**645,998**	751,298
Vendor financing:			
Vendor financing (US Dollars)	6.7%-8%	–	14,058
Total vendor financing		–	14,058
Promissory notes (Roubles)	10.75% - 17%	**925,138**	1,976,771
Interest payable		**656,025**	677,493
Total short–term borrowings		**2,227,161**	3,419,620
Long–term borrowings			
Bank loans:			
Bank loans (Roubles)	11.6% - 15%	**5,836,172**	8,550,489
Total bank loans		**5,836,172**	8,550,489
Bonds (Roubles)	10% - 14.24%	**11,356,778**	6,440,351
Vendor financing:			
Vendor financing (Euro)	5.9% - 8.5%	**950,541**	1,170,352
Vendor financing (US Dollars)	6.7%	–	50,971
Vendor financing (Japanese Yen)	7.56%	–	20,689
Total vendor financing		**950,541**	1,242,012
Promissory notes:			
Promissory notes (US Dollars)	5.9%	**218,602**	605,474
Promissory notes (Roubles)	12.2% - 12.7%	**183,860**	–
Total promissory notes		**402,462**	605,474
Other loans (RUR)	14% - 21%	**50,356**	52,062
Less: Current portion of long–term borrowings		**(10,141,593)**	(5,382,728)
Total long–term borrowings		**8,454,716**	11,507,660

As of December 31, 2005 bank loans are secured by property, plant and equipment with the carrying value of approximately 9,014,939 (2004 – 12,280,636) (see Note 5).

(in thousands roubles)

18. Borrowings (continued)

As of December 31, 2005, borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Other	Total
2006	2,811,949	7,186,250	1,117,944	1,246,467	6,144	12,368,754
2007	1,958,997	1,297,412	10,206	180,000	1,672	3,448,287
2008	1,513,889	750,000	–	–	1,613	2,265,502
2009	25,000	2,500,000	–	–	2,012	2,527,012
2010 and after	175,000	–	–	–	38,915	213,915
Total	**6,484,835**	**11,733,662**	**1,128,150**	**1,426,467**	**50,356**	**20,823,470**

The Company's borrowings are denominated in the following currencies:

Currency	2005	2004, as restated
Russian Roubles	**19,476,718**	18,158,828
Euro	**1,128,150**	1,459,987
US dollars	**218,602**	670,504
Japanese yen	–	20,689
Total	**20,823,470**	20,310,008

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-Term Borrowings

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

Alfa-Bank

Short-term borrowings from Alfa-Bank represent Rouble denominated loans received in 2005. The loans bear interest of 11.9-14%. As of December 31, 2005, the outstanding amount of short term loans was 560,000. The loans are secured with property, plant and equipment valued at 751,683.

(in thousands roubles)

18. Borrowings (continued)

Long-Term Loans and Borrowings

<u>Bank Loans</u>

Sberbank

Long-term borrowings from Sberbank represent Rouble denominated loans received in 2003-2005. The loans mature in 2008-2010. The loans bear interest of 13-15%. As of December 31, 2005, the outstanding amount of long-term borrowings from Sberbank was 2,563,000. The loans are secured with property, plant and equipment valued at 2,957,334.

Alfa-Bank

Long-term borrowings from Alfa-Bank represent Rouble denominated loans received in 2004-2005. The loans mature in 2006. The loans bear interest of 12%. As of December 31, 2005, the outstanding amount of long-term borrowings from Alfa-Bank was 607,085. The loans are secured with property, plant and equipment valued at 1,286,475.

Vneshtorgbank

Long-term borrowings from Vneshtorgbank represent Rouble denominated loans received in 2004-2005. The loans mature in 2006-2007. The loans bear interest of 12%. As of December 31, 2005, the outstanding amount of long-term borrowings from Vneshtorgbank was 363,000. Loans are secured with property, plant and equipment valued at 418,445.

Bank of Moscow

Long-term borrowings from Bank of Moscow represent Rouble denominated loans received in 2005. The loans mature in 2008. The loans bear interest of 12.5%. As of December 31, 2005, the outstanding amount of long-term borrowings from Bank of Moscow was 1,752,886. Loans are secured with property, plant and equipment valued at 2,131,287.

Promstroybank

Long-term borrowings from Promstroybank represent Rouble denominated loans received in 2004. The loans mature in 2007. The loans bear interest of 13.1%. As of December 31, 2005, the outstanding amount of long-term borrowings from Promstroybank was 550,000. Loans are secured with property, plant and equipment valued at 1,277,328.

(in thousands roubles)

18. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Bonds

On September 18, 2003 the Company issued 1,500 thousand non-convertible interest-bearing bonds, Series 01, par value of 1,000 Rubles each. The bonds mature in three years from the date of issue (September 2006) and provides semiannual coupons. The coupon interest rate is 14.24% per annum.

On February 11, 2004 the Company issued 1,500 thousand non-convertible interest-bearing bonds, Series 02, par value of 1,000 Rubles each. The bonds mature in three years from the date of issue (February 2007) and provides semiannual coupons. The interest rate of the first and second coupons is 9.25% p.a. The interest rate of the third and fourth coupons is 12%. The bond issue has two options of earlier redemption at par value - in February 2005 and February 2006. Accordingly, these bonds have been included into current portion of long-term liabilities at December 31, 2005 and 2004. In February 2005 bondholders exercised the right of early redemption in the amount of 1,092,657 and these bonds were placed at the secondary market at par for the same amount. In February 2006 bondholders exercised the right of early redemption in the amount of 217,596 (see Note 34).

On October 6, 2004 the Company issued 3,500 thousand non-convertible interest-bearing bonds, Series 03, par value of 1,000 Rubles each. The bonds mature in five years from the date of issue (October 2009) and provides semiannual coupons. The coupon interest rate for the first three coupons was determined at 12.3% p.a. The other coupon rates are determined ten days before the coupon payment days. The bond issue has two options of early redemption at par value - in April, 2006 and October, 2007. Accordingly, the amount of bonds with the possibility of early redemption option in April, 2006 has been included in current portion of long-term liabilities at December 31, 2005 and long-term liabilities as of December 31, 2004. In April 2006 the bondholders did not exercise the right of early redemption (see Note 34).

On December, 2005 the Company issued 5,000 thousand non-convertible interest-bearing bonds Series 04, par value of 1,000 Rubles each. The bonds mature in four years from the date of issue (December 2009) and provide quarterly coupons. The coupon interest rate for the first four coupons was determined at 10.5% p.a. These bonds do not provide early redemption options. The amount of bonds to be repaid on December 14, 2006 in accordance with the payment schedule in amount of 500,000 has been included in current portion of long-term liabilities at December 31, 2005.

(in thousands roubles)

18. Borrowings (continued)

Long-Term Loans and Borrowings (continued)

Vendor Financing

Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. The loan is denominated in EURO. The loan is received under agreements with the Ministry of Finance of the Russian Federation and bears floating interest rate Plafond C plus 2% that approximated 6.5% per annum in 2005. The loan is unsecured. As of December 31, 2005 the outstanding principal amount comprised 637,608. This amount includes 591,352 of overdue amount at December 31, 2005. The interest payable is 174,421 at December 31, 2005. The penalty interest related to overdue principal amount is 270,343 at December 31, 2005. The Company included the total amount outstanding to OJSC Vnesheconombank into the short-term portion of long term borrowings (See Note 34).

As described in Note 30 "Contingencies and operating risks" in July 2005 the Company received a claim from the Ministry of Finance of the Russian Federation for immediate repayment of outstanding amount overdue to the bank.

Promissory Notes

In December 2004 the Company issued non interest bearing promissory notes transferred to LLC "IBM Eastern Europe/Asia" at discounted amount of 619,420 (face value 648,810). As of June 1, 2006 the Company fully repaid the promissory notes issued (see Note 34).

The Company issued non interest bearing promissory notes transferred to OJSC "Vneshtorgbank" totaling 1,038,964 with discount 12.5-14%. The promissory notes mature in 2006-2007.

In 2005 the Company restructured certain payables to suppliers for services and issued promissory notes at par for the amount of 1,204,632 (see Note 2). The promissory notes mature in 2006.

19. Finance Lease Obligations

The Company purchases telecommunication equipment underfinance lease contracts. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease as of December 31 are as follows:

	2005		2004, as restated	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Current portion	1,559,700	1,013,513	1,506,229	988,925
1 to 5 years	2,713,564	2,071,503	2,943,620	2,210,188
Total minimum lease payments	4,273,264	3,085,016	4,449,849	3,199,113
Less amounts representing finance charges	(1,188,248)	–	(1,250,736)	–
Present value of minimum lease payments	**3,085,016**	**3,085,016**	**3,199,113**	**3,199,113**

(in thousands roubles)

19. Finance Lease Obligations (continued)

In 2005 and 2004, the Company's primary lessor was OJSC "RTC-Leasing". In 2005, the effective interest rate on lease liabilities ranged from 20% to 25% per annum (2004 - 17% to 24% per annum).

The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2005 comprised 4,258,736 (2004 – 4,354,613), including 3,073,859 principal amount (2004 – 3,113,955) and 1,184,877 interest payable (2004 – 1,240,658).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2005 finance lease obligations denominated in US Dollars and Euro comprised nill and 7,169, respectively (2004 – 27,062 and 68,098, respectively).

20. Accounts Payable, Accrued Expenses and Advances Received

Accounts payable and other current liabilities comprised the following as of December 31:

	2005	2004, as restated
Accounts payable to equipment suppliers and constructors	**1,396,781**	2,355,250
Salaries and wages	**743,979**	415,473
Trade accounts payables	**373,087**	562,932
Advances received from subscribers	**361,175**	351,668
Universal service fund contribution	**136,980**	–
Other accounts payable	**72,509**	48,165
Total	**3,084,511**	3,733,489

Accounts payable to equipment suppliers and constructors in the amount of 1,135 and 1,090 included in trade payables as of December 31, 2005 and 2004, respectively, are denominated mainly in US Dollars.

21. Other Taxes Payable

Taxes payable comprised the following as of December 31:

	2005	2004, as restated
Value added tax	**272,254**	200,114
Property tax	**172,533**	158,137
Unified social tax	**64,648**	119,250
Personal income tax	**35,309**	27,189
Other taxes	**30,301**	10,699
Total	**575,046**	515,389

(in thousands roubles)

21. Other Taxes Payable (continued)

The amount of value added tax payable includes value added tax in the amount of 162,341 (2004 – 130,005) which represents deferred value added tax that is only payable to the tax authorities when the underlying receivables are recovered or written off.

As of January 1, 2006 a number of amendments to the Tax Code relating to the rules of determination of the taxable base became effective (see Note 34).

22. Pensions Liabilities

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provides for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages, except for employees redundant less than two year before achievement the statutory conditions guarantee pension payments.

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 32), maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payments upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2005 there were 37,867 employes, all of them are participants of the defined benefit pension plan and long-term social programe of the Company (2004 – 40,432).

As of December 31 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2005	**2004, as restated**
Present value of defined benefit obligation	**1,982,837**	1,597,334
Fair value of plan assets	**(47,469)**	(204,573)
Present value of unfunded obligations	**1,935,368**	1,392,761
Unrecognized past service cost	**(402,107)**	(259,305)
Unrecognized actuarial (losses)/gains	**(665,209)**	(403,885)
Net pension liability in the balance sheet	**(868,052)**	(729,571)

(in thousands roubles)

22. Pensions Liabilities (continued)

As of December 31, 2005 management estimated employees' average remaining working life at 9 years (2004 - 10 years).

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in are as follows:

	2005	2004, as restated
Interest cost	**146,573**	106,021
Service cost	**94,301**	66,860
Amortization of past service cost– non-guaranteed portion	**46,777**	58,943
Expected return on plan assets	**(24,107)**	(15,568)
Actuarial (gains)/losses	**24,415**	–
Net expense for the defined benefit pension plan	**287,959**	216,256

The movements in the net liability for defined benefit pension and other post-employment benefit plans are as follows:

	2005	2004, as restated
Net liability at January 1	**729,571**	597,681
Net expense for the year	**287,959**	216,256
Contributions	**(149,478)**	(84,366)
Net liability at December 31	**868,052**	729,571

As of December 31 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2005 Per annum	2004 Per annum
Discount rate	**7%**	9.18%
Expected return on plan assets	**9.69%**	9.33%
Future salary increases	**8.15%**	9.18%
Relative pay increase (career progression)	**1%**	1%
Rate used for calculation of annuity value	**6%**	6%
Increase in financial support benefits	**5%**	6%
Staff turnover	**7%**	7%
Mortality tables (source of information)	**USSR 985/86**	Russia 1998

Movements in the net assets of defined benefit pension plan and other post-employment benefits were as follows:

	2005	2004, as restated
Fair value of plan assets at January 1	**204,573**	146,347
Employer contributions	**149,478**	84,366
Retern on plan assets	**5,911**	14,856
Benefits paid	**(312,493)**	(40,996)
Fair value of plan assets at December 31	**47,469**	204,573

(in thousands roubles)

22. Pensions Liabilities (continued)

During 2005 the Company changed the provisions of the defined benefit pension plan thus extending its liabilities under pension agreements.

Actual return on plan assets for 2005 was 4.37%.

As of December 31, 2005 assets of defined benefit pension plan included bonds and promissory notes of the Company which made 0.11% and 3.63% of the total plan assets respectively (as of December 31, 2004 - promissory notes which made 6.1%)

23. Revenues

Revenues for the year ended December 31 comprised the following:

By revenue types	2005	2004, as restated
Local telephone calls	**6,499,392**	4,786,789
Long distance telephone services – domestic	**5,799,265**	6,187,938
New services	**1,399,613**	803,421
Long distance telephone services – international	**1,154,243**	1,164,852
Rent of telephone channels	**810,369**	624,930
Installation and connection fees	**665,100**	1,326,811
Services to local operators	**665,718**	610,866
Construction services	**467,407**	193,463
Other telecommunications services	**446,969**	394,872
Radio and TV broadcasting	**204,113**	192,045
Recreational services	**196,390**	106,382
Data transfer and telemetric services	**156,416**	170,750
Revenue from rent of assets	**108,944**	93,635
Documentary services	**53,013**	70,515
Agency fees	**30,298**	21,613
Sale of goods	**23,267**	124,461
Cellular services	**6,592**	209,224
Sale of cable production	**–**	185,359
Other revenues	**86,838**	62,889
Total	**18,773,947**	17,330,815

In 2004 the Company included the revenues from domestic and international connections received from the other operators into the revenues from national telephone operators. In 2005 the Company included these revenues in the domestic and international long distance telephone services and made reclassifications to the comparative 2004 information in the amount of 293,913 and 69,079 correspondingly.

(in thousands roubles)

23. Revenues (continued)

The Company identifies revenue by the following major customer groups:

Customer groups	2005	2004, as restated
Residential customers	**10,606,107**	10,043,576
Corporate customers	**6,711,172**	5,982,811
Government customers	**1,456,668**	1,304,428
Total	**18,773,947**	17,330,815

24. Other Operating Expenses

Other operating expenses comprised the following:

	2005	2004, as restated
Fire and other security services	**253,243**	246,840
Lease of premises	**186,541**	131,106
Universal service fund contribution	**137,237**	–
Audit and consulting fees	**134,538**	77,055
Cost of goods sold	**92,186**	152,981
Insurance	**90,006**	223,907
Charitable contributions	**89,262**	83,158
Agency fees	**63,841**	43,115
Charges for undue payments	**61,025**	62,599
Advertising expenses	**59,450**	69,927
Transportation services	**53,122**	54,463
Business travel expenses and representation costs	**48,290**	64,731
Charges due settlements with non-payers	**43,638**	35,451
Education expenses	**32,267**	38,926
Civil defense	**31,666**	28,715
Non-commercial partnership expenses (Note 32)	**27,930**	–
Payments to professional unions, cultural events expenses	**24,704**	23,653
Payments to Gossvyaznadzor	**–**	49,094
Other expenses	**563,539**	175,023
Total	**1,992,485**	1,560,774

In 2005 the Company incurred an expense on contribution to Universal service fund. These payments are mandated by the Federal Law on Communications and Government Decree # 243 of April 21, 2005. Contribution is calculated as 1.2% of the revenues from the telecommunication services decreased by revenues from interconnection services. Related contingency is disclosed in Note 30.

Other expenses include expenses related to fines and penalties, post services, social expenditure, billing and cash collection services and other operating expenses.

(in thousands roubles)

25. Interest Expense, net

Interest expense, net for the years ended December 31 comprised the following:

	2005	2004, as restated
Interest income	**(13,126)**	(11,709)
Interest expense on loans	**1,445,039**	1,219,878
Interest expence on bonds	**769,472**	353,076
Interest expense on finance leases	**647,412**	511,506
Interest expense on vendor financing	**17,532**	8,193
Total	**2,866,329**	2,080,944

26. Gain/(Loss) on Sale of Subsidiaries, Associates and Other Investments

Gain/(Loss) from sale of subsidiaries, associates and other investments for the years ended December 31 comprised the following:

	2005	2004, as restated
Loss on sale of CJSC "CMTO"	**(6,063)**	–
Gain on sale of OJSC "Telesot-Alaniya"	**–**	52,904
Gain on sale of OJSC "Stavropolskoe commercheskoe televidenie"	**39**	–
Gain on sale of CJSC "Volgograd-Mobile"	**–**	82,157
Gain on sale of CJSC "Astrakhan-Mobile"	**–**	29,562
Gain on sale of CJSC "Cellular communications - Alaniya"	**–**	8,530
Other gain (loss) on investments	**(1)**	13,139
Dividend income	**1,968**	2,106
Total	**(4,057)**	188,398

27. Income Tax

Income tax charge for the years ended December 31 comprised the following:

	2005	2004, as restated
Current income tax expense	**(9,193)**	(273,357)
Deferred income tax (expense)/benefit	**(205,167)**	181,597
Total income tax expense	**(214,360)**	(91,760)

(in thousands roubles)

27. Income Tax (continued)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2005	2004, as restated
Loss before income tax	(842,839)	(200,459)
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**202,280**	48,110
(Increase)/decrease resulting from the effect of:		
Non-taxable income	170,484	85,883
Non-deductible expenses	(398,706)	(265,172)
Pensions	(143,921)	–
Other	(44,499)	39,417
Total income tax charge for the year at the effective rate	**(214,360)**	(91,760)
Effective tax rate	**25.43%**	45.78%

The composition of deferred income tax assets and liabilities as of December 31 was as follows:

	As at December 31, 2003, as restated	Origination and reversal of temporary differences	Acquisition of susbidiaries	Sale of subsidiaries	As at December 31, 2004, as restated	Origination and reversal of temporary differences	Sale of subsidiaries	As at December 31, 2005
Deferred tax assets								
Deferred revenues	99,979	14,100	–	–	**114,079**	(193)	–	**113,886**
Accounts payable and accrued liabilities	29,208	8,394	–	–	**37,602**	(27,339)	–	**10,263**
Accounts receivable	75,500	14,132	–	–	**89,632**	(45,978)	(119)	**43,535**
Other	4,050	(2,487)			**1,563**	(1,563)		
Total deferred tax assets	208,737	34,139	–	–	**242,876**	(75,073)	(119)	**167,684**
Deferred tax liabilities								
Fixed Assets	(1,018,666)	257,391	–	2,091	**(759,184)**	38,407	8,274	**(712,503)**
Intangible assets	(7,848)	(8,186)	(12,721)	–	**(28,755)**	(18,916)	–	**(47,671)**
Effect from investments valuation	(30,375)	(16,199)	–	–	**(46,574)**	(2,947)	–	**(49,521)**
Finance Lease Obligations	(71,300)	(51,233)	–	–	**(122,533)**	(90,604)	–	**(213,137)**
Other	(46,607)	(34,315)	–	–	**(80,922)**	(56,034)	–	**(136,956)**
Total deferred tax liabilities	(1,174,796)	147,458	(12,721)	2,091	**(1,037,968)**	(130,094)	8,274	**(1,159,788)**
Deferred Tax Liabilities, net	(966,059)	181,597	(12,721)	2,091	**(795,092)**	(205,167)	8,155	**(992,104)**

(in thousands roubles)

27. Income Tax (continued)

In the context of the effective tax legislation, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one subsidiary of the Company is not offset against deferred tax liability of another subsidiary.

Accordingly, the mentioned above differences were presented as follows in the balance sheet as of December 31:

	2005	2004, as restated
Deferred Tax Asset	**167,684**	242,876
Deferred Tax Liability	**(1,159,788)**	(1,037,968)
Deferred tax liability, net	**(992,104)**	(795,092)

The movement in deferred tax asset for the years ended December 31 comprised:

	2005	2004, as restated
Deferred tax asset, at January 1	**242,876**	208,737
Deferred tax income (expense)	**(75,073)**	34,139
Deferred tax assets of acquired subsidiaries	**(119)**	–
Deferred tax asset, at December 31	**167,684**	242,876

The movement in deferred tax liability for the years ended December 31 comprised:

	2005	2004, as restated
Deferred tax liability, at January 1	**(1,037,968)**	(1,174,796)
Deferred tax expense	**(130,094)**	147,458
Deferred tax liabilities of acquired subsidiaries	–	(12,721)
Deferred tax liabilities of subsidiaries disposed	**8,274**	2,091
Deferred tax liability at December 31	**(1,159,788)**	(1,037,968)

28. Loss per Share

Loss per share is calculated by dividing the net loss attributable to equity holders of the Parent by the weighted average number of shares in issue during the period.

The calculation of basic and diluted loss attributable to ordinary shares outstanding is presented below (loss per share data is stated in Roubles):

	2005	2004, as restated
Loss attributable to equity holders of the Parent	**(1,053,292)**	(331,515)
Weighted average number of shares outstanding (thousands) (see Note 17)	**3,932,665**	3,932,665
Basic and diluted loss attributable to equity holders of the Parent, Russian Roubles	**(0.27)**	(0.08)

(in thousands roubles)

28. Loss per Share (continued)

The Company has no dilutive potential ordinary shares; therefore, the diluted loss per share equal basic loss per share.

29. Dividends Declared for Distribution

Dividends declared in 2005 based on the 2004 results:

Dividends on ordinary shares – 0.00934 Roubles per share	27,651
Dividends on preference shares – 0.02847 Roubles per share	27,677
Total	**55,328**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

30. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Legal System

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations. In the nearest future the Company's activity could be subject to judicial reform factors. The financial statements do not include any adjustment that may result from these uncertainties.

(in thousands roubles)

30. Contingencies and Operating Risks (continued)

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practicable to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open for review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

Claims of Tax Authorities

During 2005 a tax examination of the Company's operations for the years 2002-2003 was executed by the tax authorities. As a result, the Company received a claim totaling 1,053,846, including fines and penalties of 375,866.

Currently, management is not able to determine reliably the amount of this exposure, if any. At the date of approval of these financial statements the probability of Court examination can not be determined reliably in view of absence of existing court practice regarding above tax issues. No amounts related to this issue were accrued by the Company as of December 31, 2005.

Insurance Coverage

During 2005, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of June 30, 2005 in the amount of 973,609 (28,201 thousand euro). As of December 31, 2005 the outstanding principal amount comprised 637,608. This amount includes 591,352 of overdue amount at December 31, 2005. The interest payable is 174,421, the penalty interest relating to overdue principal amount is 270,343 at December 31, 2005 (see Note 18).

In addition, during the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

(in thousands roubles)

30. Contingencies and Operating Risks (continued)

Licenses

Largely all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2006 to 2012. The suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.

The Government of the Russian Federation is in the process of liberalizing the telecommunications market for which additional licenses on providing DLD/ILD have been granted to a number of alternative operators. The Company's future results of operations and cash flows may be materially affected by the increased competition in a particular period but the effect can not be currently determined.

Decree No. 87 of the Government of the Russian Federation of February 18, 2005 "Concerning the Endorsement of the Itemization of the Communication Services Entered in Licenses and the Lists of License Terms" (amended by Decree No. 837 of December 29, 2005) prescribed the types of connection services that are to be included in licenses and the list of licensing terms. In November 2005, the Company submitted to the Federal Service for Communications Supervision (Rossvyaznadzor) its request for changes and amendments to the existing Licenses for the provision of telecommunications services in order to bring the License terms in compliance with the requirements set by Governmental Decree No. 87. All the necessary amendments to the licenses were received except for the license for the provision of local telecommunications services using payphones and mutual access devices. The Company is in the process of obtaining the required amendments to this license.

Guarantees Issued

The Company guarntees issued primarily relate to credit line facilities provided by Sberbank and Rosbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2005 (Note 19). The total guarantees amounted to 2,159,032 and 165,672, respectively (2004 – 3,185,693 and 377,150).

Universal Service Fund Contribution

Industry regulations effective as of December 31, 2005 did not provide a clear guidance with respect to the calculation of the contribution amount. Accordingly, there is a risk of incorrect determination of the contribution payable to this fund.

(in thousands roubles)

31. Contractual Commitments

Operating Leases

As of December 31 the future minimum lease payments under non-cancellable operating leases are presented in the aggregate and for each of the following periods:

	2005	2004, as restated
Current portion	**38,835**	83,275
From 1 to 5 years	**32,743**	48,127
Over 5 years	**69,872**	60,964
Total	**141,450**	192,366

Finance Leasing

In 2005 the Company did not enter into any new finance leases (see also Note 11).

Capital Investments

As of December 31, 2005 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 33,461 (2004 – 311,605).

Acquisition of Intangible Assets

As of December 31, 2005 the Company has commitments for the purchase of intangible assets approximately in amount of 297,056 (2004 – 204,672). These commitments relate primarily to implementation of Amdocs Billing Suite.

32. Balances and transactions with related parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2005 are detailed below.

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Rendering Services

The Company rendered services to the following related parties during the year ended December 31:

Related party	Relationship	Type of sales	2005	2004, as restated
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services	**649,246**	636,126
CJSC "Volgograd-GSM"	Associate company	Telecommunication services	**76,838**	122,888
CJSC "TeleRossKubanElektrosvyaz"	Associate company	Telecommunication services	**8,016**	4,918
LLC "Yug-Giprosvyaz"	Associate company	Telecommunication services	**7,125**	12,040
OJSC "Central Telegraph"	Controlled by Svyazinvest	Telecommunication services	**3,592**	2,268
CJSC "Stavropolskaya sotovaya sviz"	Associate company	Telecommunication services	**1,089**	1,037
OJSC "Telecompaniya IR"	Associate company	Telecommunication services	**399**	390
CJSC "ZanElCom"	Associate company	Telecommunication services	**317**	593
CJSC "TeleRossVolgograd"	Associate company	Telecommunication services	**37**	379
OJSC "Severo-Zapadniy Telecom"	Controlled by Svyazinvest	Telecommunication services	**13**	9
OJSC "VolgaTelecom"	Controlled by Svyazinvest	Telecommunication services	**12**	9
OJSC "Center Telecommunication Company"	Controlled by Svyazinvest	Telecommunication services	**3**	24
OJSC "Sibirtelecom"	Controlled by Svyazinvest	Telecommunication services	**–**	71
CJSC "Karachaevo-CherkesskTeleSot"	Associate company	Telecommunication services	**–**	9,328

Purchases

During the year ended December 31 the following related parties rendered services to the Company:

Related party	Relationship	Type of sales	2005	2004, as restated
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services	**2,045,692**	2,042,723
LLC "Yug-Giprosvyaz"	Associate company	Design and estimate services	**167,177**	521,098
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by Svyazinvest	Contributions, membership fees, Agent agreement	**29,656**	33,010
CJSC "Volgograd-GSM"	Associate company	Cellular services, GSM-900MHz	**5,912**	6,065
OJSC "Central Telegraph"	Controlled by Svyazinvest	Telecommunication services	**2,319**	754
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	Controlled by Svyazinvest	IT consulting and softwaredising	**1,595**	–
CJSC "Stavropolskaya sotovaya sviz"	Associate company	Cellular services, AMPS-800MHz	**5**	34,542
CJSC "Karachaevo-CherkesskTeleSot"	Associate company	Cellular services, GSM-900MHz	**–**	592
OJSC "Severo-Zapadniy Telecom"	Controlled by Svyazinvest	Telecommunication services	**–**	36

The sales and purchases from related parties are made at normal market prices.

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Accounts Receivable

Significant balances of accounts receivable from related parties were as follows as of December 31:

Related party	Relationship	Type of sales	2005	2004, as restated
Non-commercial partnership "Center for Research of Problems in Development of Nelecommunications"	Controlled by Svyazinvest	Agent agreement	**113,520**	95,175
LLC "Yug-Giprosvyaz"	Associate company	Telecommunication services	**28,950**	15,838
CJSC "Volgograd-GSM"	Associate company	Telecommunication services	**5,220**	
OJSC "Central Telegraph"	Controlled by Svyazinvest	Telecommunication services	**399**	317
CJSC "Stavropolskaya sotovaya sviz"	Associate company	Telecommunication services	**342**	149
CJSC "ZanElCom"	Associate company	Telecommunication services	**42**	19
CJSC "TeleRossKubanElektrosvyaz"	Associate company	Telecommunication services	**14**	31
OJSC "Telecompaniya IR"	Associate company	Telecommunication services	**2**	10
CJSC "Karachaevo-CherkesskTeleSot"	Associate company	Telecommunication services	**–**	322
CJSC "Kabardino-Balkarskiy GSM"	Associate company	Telecommunication services	**–**	57

Accounts Payable:

Significant balances of accounts payable to related parties were as follows as of December 31:

Related party	Relationship	Type of sales	2005	2004, as restated
LLC "Yug-Giprosvyaz"	Associate company	Design and estimate services	**175,526**	137,010
OJSC "Rostelecom"	Controlled by Svyazinvest	Telecommunication services	**134,918**	106,953
Non-commercial partnership "Center for Research of Problems in Development of Nelecommunications"	Controlled by Svyazinvest	Contributions	**27,930**	8,873
CJSC "Volgograd-GSM"	Associate company	Cellular services, GSM-900MHz	**812**	946
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	Controlled by Svyazinvest	IT consulting and software dising	**638**	–
OJSC "Central Telegraph"	Controlled by Svyazinvest	Telecommunication services	**461**	57
OJSC "Telecompaniya IR"	Associate company	Telecommunication services	**186**	–
CJSC "TeleRossKubanElektrosvyaz"	Associate company	Telecommunication services	**56**	–
CJSC "ZanElCom"	Associate company	Nettwork information technologies operation and maintenance	**17**	4
OJSC "VolgaTelecom"	Controlled by Svyazinvest	Telecommunication services	**14**	–
CJSC "TeleRossVolgograd"	Associate company	Telecommunication services	**3**	2
CJSC "Stavropolskaya sotovaya sviz"	Associate company	Cellular services, AMPS-800MHz	**1**	3
OJSC "Severo-Zapadniy Telecom"	Controlled by Svyazinvest	Telecommunication services	**1**	3
CJSC "Karachaevo-CherkesskTeleSot"	Associate company	Cellular services, GSM-900MHz	**–**	264

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Outstanding balances at the year-end are unsecured, interest free and settlements occur in cash. There have been no guaranties provided or received for any related party receivables or payables. For the year ended December 31, 2005, the Company has not made any provision for doubtful debts relating to amounts owned by related parties (2004 – nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

OJSC Svyazinvest

The Company's parent entity - Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of Svyazinvest to the private sector.

The Government has and may be expected to continue to exercise significant influence over the operations of Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

In 2005 dividends were paid to Svyazinvest in the amount of 14,016. In 2005 the Company accrued dividends to Svyazinvest in the amount of 14,016 (2004 - 121,854).

OJSC Rostelecom

Rostelecom, a majority owned subsidiary of Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by Rostelecom and terminated outside of the Company's network is stated as interconnection charges. Further, Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators. Changes in settlements with OJSC "Rostelecom" effective January 1, 2006 are described in Note 34.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Article 47 of the Federal Law # 126-FZ "On Communications" came into force starting January 1, 2005. Provisions of this article changed previously established pattern of settlements with subscribers for privileges granted for communication services. Under the old pattern the Company issued invoices to the privileged subscribers net of the amount of privilege which was subsequently reimbursed by the state budget. The new pattern assumes that privileged subscribers pay for the services rendered in full and further receive a reimbursement directly from the state budget.

As of December 31, 2005 government subscribers and receivables from state budget on reimbursement for services to privileged customers accounted for approximately 44% (2004 – 50%) of gross trade accounts receivable and are equal to 649,037 (2004 – 761,920) (Note 13). Revenues from government subscribers are presented in Note 23.

Non-Commercial Partnership "Centre for Research of Problems in Development of Telecommunications"

Non-commercial partnership "Centre for Research of the Problems in Development of Telecommunications" (hereinafter "the Partnership") is an entity controlled by Svyazinvest via its subsidiaries. The Company is a member of the Partnership and has an agreement with it under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiaries and associates of Svyazinvest. Payments to the Partnership are included into other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2005 in the amount of 27,930 (2004 – nil).

NPF Telecom-Soyuz

In 2004 the Company had a number of pension agreements with NPF Telecom-Soyuz (hereinafter "the Fund"). In 2005 the Company has signed one centralized pension agreement which replaced the previous ones (see Note 22). Svyazinvest holds the majority in the Board of Directors of the Fund. In 2005 the payments from the Company to the Fund amounted to 149,478 (2004 – 84,366).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 23 and 32 persons as of December 31, 2005 and 2004, respectively. Total compensation to key management personnel is included into the line "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations and amounted to 44,816 and 67,192 for the years ended December 31, 2005 and 2004, respectively.

Compensation to key management personnel consists of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

(in thousands roubles)

33. Financial Instruments and Risk Management Objectives and Policies

The Company's principal financial instruments comprise bank loans, bonds, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 18, 19 and 20) give rise to foreign exchange exposure. Insignificant amount of foreing currency denominated assets (see Note 15) do not give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2005 the Company's liabilities in foreign currency were 1,356,126 (2004 – 2,247,430), including liabilities denominated in US dollars 220,807 (2004 – 698,656) and Euro and other currencies 1,135,319 (2004 – 1,548,774).

For the period from January 1, 2004 to December 31, 2005 exchange rate of the Russian Rouble to US Dollar decreased by approximately 2.3% and exchange rate of the Russian Rouble to Euro decreased by approximately 7.9%. Possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of the existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2005 and 2004 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2005:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	**2,227,161**	–	–	**2,227,161**
Long-term obligations	**2,317,736**	**8,240,801**	**213,915**	**10,772,452**
Finance lease obligations	**1,013,513**	**2,071,503**	–	**3,085,016**
Floating rate				
Long-term obligations	**7,823,857**	–	–	**7,823,857**

As of December 31, 2004:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	3,419,620	–	–	3,419,620
Long-term obligations	3,073,642	8,021,635	38,489	11,133,766
Finance lease obligations	988,925	2,210,188	–	3,199,113
Floating rate				
Long-term obligations	2,309,086	3,447,536	–	5,756,622

33. Financial Instruments and Risk Management Objectives and Policies (continued)

Interest Rate Risk (continued)

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

(in thousands roubles)

33. Financial Instruments and Risk Management Objectives and Policies (continued)

Fair Value (continued)

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2005		2004	
Financial instruments	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial Assets				
Investments in associates	**578,761**	**578,761**	526,876	526,876
Long-term investments available for sale	**45,421**	**45,421**	27,678	27,678
Long-term accounts receivable	**479,743**	**479,743**	545,529	545,529
Long-term borrowings given	**15,321**	**15,321**	20,826	20,826
Accounts receivable	**755,722**	**755,722**	1,055,475	1,055,475
Other current assets	**1,155,939**	**1,155,939**	1,168,539	1,168,539
Cash and cash equivalents	**772,082**	**772,082**	463,098	463,098
Total	**3,802,989**	**3,802,989**	3,808,021	3,808,021
Financial Liabilities				
Long-term bank loans	**3,672,886**	**3,672,886**	6,245,642	6,245,642
Long-term bonds	**4,547,412**	**4,548,050**	4,947,536	5,232,497
Long-term promissory notes	**180,000**	**180,000**	219,294	219,294
Long-term suppliers' credits	**10,206**	**10,206**	48,093	48,093
Other long-term obligations	**44,212**	**44,212**	47,095	47,095
Long-term finance lease obligations	**2,071,503**	**2,071,503**	2,210,188	2,210,188
Accounts payable	**3,084,511**	**3,084,511**	3,733,489	3,733,489
Short-term bank loans	**648,663**	**648,663**	751,298	751,298
Short-term promissory notes	**1,024,005**	**1,024,005**	1,976,771	1,976,771
Short-term suppliers' credits	–	–	14,058	14,058
Current portion of long-term bank loans	**2,163,286**	**2,163,286**	2,304,847	2,304,847
Current portion of long-term bonds	**7,186,250**	**7,272,784**	1,492,815	1,598,337
Current portion of long-term promissory notes	**222,462**	**222,462**	386,181	386,181
Current portion of long-term suppliers' credits	**1,117,944**	**1,117,944**	956,491	956,491
Current portion of other long-term obligations	**6,144**	**6,144**	4,967	4,967
Current portion of long-term finance lease obligations	**1,013,513**	**1,013,513**	988,925	988,925
Total	**26,992,997**	**27,080,169**	**26,327,690**	**26,718,173**

(in thousands roubles)

34. Subsequent Events

New Provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

1. Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005).
2. Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Zone, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
3. Decision of the government of the Russian federation no. 242 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
4. Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
5. Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.

Changes in Settlements with OJSC "Rostelecom" in 2006

Prior to January 1, 2006 the Company, in accordance with the terms of its license for telecommunication services, rendered domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") to its customers. Revenues and receivables from rendering of the services were recognized as the Company's revenues and receivables. In accordance with the new Russian telecommunications legislation, the Company will switch to the new system of interaction with Russian operators and subscribers ("end users") for the provision of domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") with effect from January 1, 2006.

Under the previous system of interaction with operators, OJSC "Rostelecom" provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by OJSC "Rostelecom", and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

34. Subsequent Events (continued)

Changes in Settlements with OJSC "Rostelecom" in 2006 (continued)

In accordance with the new regulations that came into effect on January 1, 2006, the principles governing the interaction of operators in the provision of long-distance services to end users changed as follows:

- operators of DLD and ILD telephone networks ("long-distance operators") will provide long-distance services to subscribers of local network operators;
- operators of intra-regional telephone networks will provide long-distance operators with intra-regional origination and termination of calls; and
- local telephone network operators will provide intra-regional network operators with local origination and termination of calls.

Settlements between operators will be conducted in the order of the services rendered. Subscriber billing and collection activities, as well as other customer services, will be performed by the Company as an agent.

Contracted services will include customer services to end users, invoicing, and collection of payments for long-distance services provided by the Company. While relying on resources and data supplied by the Company in calculating charges for long-distance services, OJSC "Rostelecom" will bear responsibility for calculating charges in accordance with applicable regulations.

The Company and OJSC "Rostelecom" signed an agreement for the year 2006 combining elements of an agency agreement as well as of a service contract according to which the Company undertakes rendering the following services to OJSC "Rostelecom":

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct operations;
- Billing processing services for intercity and international telecommunications services;
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call center support in the name and on behalf of OJSC "Rostelecom";
- Claims administration, documents delivery.

In addition to the above mentioned contract the parties signed the agreement on network interconnection under which the Company provides OJSC "Rostelecom" the services on traffic transmission and OJSC "Rostelecom" provides the Company connection services.

To comply with the new regulatory requirements, the Company must fulfill a number of conditions, including:

- Technical conformity of its network to requirements set for DLD and ILD communication networks including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and
- Operational readiness to provide long-distance services to any local network subscriber.

(in thousands roubles)

34. Subsequent Events (continued)

Changes in Settlements with Interconnected Operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, DLD, and ILD telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are bylateral and consist of the following:

- Point of connection set up;
- User fee for point of connection;
- Fee per minute of traffic submitted through the network.

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

In April, 2006 the Company signed agreements of interconnection and traffic transmission with OJSC "Rostelecom" and OJSC "Multiregional Transit-Telecom". In July, 2006 the Company signed agreements with LLC "Sovintel" as long distance domestic and international telephone services operator.

Currently the Company is undertaking the necessary renegotiations with a number of interconnected operators. The Company expects to finalize these negotiations in 2006.

Interconnection services are currently included into services regulated by the Government. As a consequence the interconnection fee is to be prescribed by the regulating body. Ceiling tariffs on connection services and transfer of traffic for the Company are established by Rossvyaznadzor under order # 51 dated June 19, 2006 "On establishment of ceiling prices on connection services and transfer of traffic".

Significant Operator

In accordance with Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant Operator).

An operator occupying an important position in the general-use communications network is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated parties.

34. Subsequent Events (continued)

Significant Operator (continued)

An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation establishs the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation. An operator occupying an important position in the general-use communications network is obliged to conclude a contract for connecting the other telecommunication operators to its network.

Tariffs for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and services for letting through the traffic, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal Telecommunication Service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal servicing. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

In March, 2006 the Company participated in a tender for provision of universal communications service in the Southern Federal District. The Company won the tender for provision of telecommunication service in Rostov region and was appointed by the Government of the Russian Federation to provide telecommunication services in Astrakhan region.

Cancellation of Charges for Incoming Calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President. According to this amendment effective July 1s, 2006 the mobile subscriber will not pay for a telephone connection established as a result of a call by another subscriber ("Calling Party Pays" principle), except for the cases specifically mentioned in the Federal Law on Communication.

This change would mainly affect the settlements between the Company and mobile network operators.

Starting from the enforcement of this amendment the Federal Service on Tariffs will set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. Subsequent to that the Company would renegotiate the agreements with these operators.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

(in thousands roubles)

34. Subsequent Events (continued)

Tariffs for Telecommunication Services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In November 2005 the Company submitted its proposed tariffs to Rossvyaznadzor for approval. The tariffs were determined based on the 2005 rates. Noted ceiling tariffs were approved by Rossvyaznadzor under order # 51 dated June 19, 2006 "On establishment of ceiling prices on connection services and transfer of traffic" and become effective from July 1, 2007.

In December 2005 the Federal Service for Communications Supervision determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.64 Roubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

Changes in settlements with OJSC "Rostelecom" in 2006 and with interconnected operators as well as rendering of Universal telecommunication service will require from the Company additional capital investments.

Investments Comply with New Industry Regulations

In order to comply with the requirements of new industry regulations the management of the Company intends to invest approximately 323,000 in 2006 and 670,000 in 2007-2008 for network development and purchase of telecommunication equipment .

Impact of New Rules for Rendering of Telecommunication Services on Financial Statements

The management expects that new rules of provision of telecommunication services will affect both revenues and expenses of the Company, however, the Company cannot reliably estimate the effect of such changes on the Company's financial position and results of operations.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

(in thousands roubles)

34. Subsequent Events (continued)

Dividends

On June 27, 2006 the general meeting of the Company's shareholders approved dividends for 2005 in the amount of:

Dividends declared for 2005

Dividends on ordinary shares – 0.01031 Roubles per share	30,523
Dividends on preference shares – 0.031395 Roubles per share	30,521
Total	**61,044**

Employee Redundancy Program

In accordance with the Employee Redundancy Plan the Company dismissed 856 employees paying compensations totaling 12,803 between December 31, 2005 and the date of the authorisation of these financial statements for the issue.

Bonds

From February 9, 2006 till February 15, 2006, bondholders of Series 02 bonds exercised the right of early redemption in the amount of 217,596 and these bonds were placed at the secondary market at par for the amount of 217,596.

On April 14, 2006, bondholders of Series 03 bonds did not exercise the right of early redemption.

Loans and Borrowings

Vneshtorgbank

In March 2006, the Company signed the contract with Vneshtorgbank on the short-term loan in the amount of 150,000 with 10.25% annual interest rate. Maturity date is September 8, 2006.

In April 2006, the Company signed two contracts with Vneshtorgbank on the short-term loans in amounting to 400,000 with 9.75% annual interest rate. The loans mature on 23 and 25 of September 2006.

In May 2006, the Company signed the contract with Vneshtorgbank on the short-term loan in the amount of 130,000 with 9.75% annual interest rate. Maturity date is August 19, 2006.

Joint-stock Bank "International Moscow Bank"

In May 2006, the Company signed the contract with Joint-stock Bank "International Moscow Bank" on the long-term loan in the amount of 300,000 with 10,8% annual interest rate. Maturity date is November 26, 2007.

(in thousands roubles)

34. Subsequent Events (continued)

Loans and Borrowings (continued)

Credit Suisse

On June 23, 2006 the Board of Directors approved loan agreements with Credit Suisse in total amount ing to 175,000 thousands US dollars, including:

- 50,000 thousands US dollars with annual interest rate equals to margin of 5.6% annual interest rate and LIBOR rate, the loan mature in 2008 - 2009. The loan is secured with property, plant and equipment valued at 1,673,403;
- 125,000 thousands US dollars with annual interest rate equals to margin of 4.4% annual interest rate and LIBOR rate, the loan mature in 2010-2013. The loan is secured with property, plant and equipment valued at 125,375 thousands US dollars.

Bank of Moscow

In February 2006, the Company signed the contract for open the credit line facility with Bank of Moscow in the amount of 200,000 with 7.5% annual interest rate. According to the terms of agreement this loan must be repaid during one month. The contract is valid until February 21, 2007.

General Director ____________ *Andreev A. V.* *Chief Accountant* __________ *Rusinova T. V.*